Qualified Persons

Todd Harvey, PhD, RM SME, Global Resource Engineering Ltd

Terre Lane, MMSA QP, RM SME, Global Resource Engineering Ltd

Hamid Samari, PhD, MMSA QP, Global Resource Engineering Ltd

Larry Breckenridge, P.E., Global Resource Engineering Ltd

Antoine Teixeira de Carvalho, P.Geo., BT Africa Mining Services

Dave Swanton, MSc, P.Geo., Equity Exploration Consultants Ltd.

Maxime Lamothe, P.Eng., Alius Mine Consulting

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FORWARD-LOOKING INFORMATION

Certain information set forth in this technical report contains "forward looking information" and "forward looking statements" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward-looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of FCM; the estimation of Mineral Resources and Mineral Reserves; the realization of Mineral Resource and Mineral Reserve estimates; the development, operational and economic results of the feasibility study included in this Technical Report, including cash flows, net present value, revenue potential, development, expenditures, and timing thereof, extraction rates, life-of-mine projections and cost estimates; magnitude or quality of mineral deposits; anticipated advancement of the FCM mine plan, including, without limitation, the expansion of heap leach pad capacity and continued modernization of the Company's mining fleet; exploration expenditures, costs and timing of the development of new deposits; costs and timing of future exploration; permitting; construction and optimization planning; estimates of metallurgical recovery rates; anticipated advancement and further exploration of FCM and surrounding areas, future prospects and prospective inclusion of Mineral Resources in future mining activities; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the Technical Report; future growth potential of FCM; and future development plans.

Forward-looking statements are based on a number of factors and assumptions made by the Authors of the Technical Report considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services remaining as estimated; timing of cash flows; the absence of adverse conditions at FCM; no unforeseen operational delays; no material delays in obtaining necessary permits; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render FCM economic; the Company's ability to continue raising necessary capital to finance operations; the ability to realize on the Mineral Resource and Mineral Reserve estimates;

Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; uncertainly on Mineral Resource and Mineral Reserve estimates; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Authors of the Technical Report have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

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Readers are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this Technical Report and, accordingly, are subject to change after such date. The Authors of the Technical Report disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Readers are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

Alternative performance measures in this Technical Report such as "cash cost" and "AISC" are furnished to provide additional information. These non-GAAP performance measures are included in this Technical Report because these statistics are used as key performance measures that management uses to monitor and assess performance of Florida Canyon, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standardized meaning within International Financial Reporting Standards ("IFRS") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

Cash Costs

Cash costs include site operating costs (mining, processing, site G&A), refinery costs and royalties, but excludes head office G&A and exploration expenses. While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

Site-Level All-In Sustaining Cost

Site-level AISC includes cash costs and sustaining capital, but excludes head office G&A and exploration expenses. The Company believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from potential operations.

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LIST OF FIGURES

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LIST OF TABLES

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LIST OF ACRONYMS AND ABBREVIATIONS

Abbreviation	Definition
AA	Atomic Absorption
AAL	American Assay Laboratories
ADR	Adsorption, Desorption, and Regeneration
AFA	Atomic Absorption Finish Assay
AISC	All-In Sustaining Cost
Alius	Alius Mine Consulting
Alio	Alio Gold Inc.
ANFO	Ammonium Nitrate/Fuel Oil
APO	Approved Plan of Operations
ASARCO	American Smelting and Refining Company
AuFA	Gold Fire Assay
BLM	Bureau of Land Management
BMRR	Bureau of Mining Regulation and Reclamation
BSDW	Bureau of Safe Drinking Water
BTAMS	BT Africa Mining Services
CaO	Calcium Oxide (Lime)
CIC	Carbon-in-Column
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CNAA	Cyanide Soluble Assay
CO₂	Carbon Dioxide
Cordex	Cordilleran Explorations
CRM	Certified Reference Material
DDH	Diamond Drill Hole
doré	Unrefined Gold-Silver Bullion
EA	Environmental Assessment
ELTRA C/S	ELTRA Carbon/Sulfur Analysis
Equity	Equity Exploration Consultants Ltd.

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Abbreviation	Definition
FAAA	Fire Assay Atomic Absorption
FCC	Federal Communications Commission
FCM	Florida Canyon Mine
FEL	Front-End Loader
FLS	FLSmidth A/S
G&A	General and Administrative
GCMP	Ground Control Management Plan
GRE	Global Resource Engineering, Ltd.
GSI	Geological Strength Index
gyro	Gyroscopic Survey
Hazen	Hazen Research Inc.
HCl	Hydrochloric Acid
HG	High Grade
HLP	Heap Leach Pad
HQ	HQ Diameter Core
ICP	Inductively Coupled Plasma
ICP-AES	Inductively Coupled Plasma-Atomic Emission Spectroscopy
ID2	Inverse Distance Squared
ID3	Inverse Distance Cubed
IDS	International Directional Services
IMC	International Mining Consultants
Integra	Integra Resources Corp.
I-80	Interstate 80
ISO/IEC	International Organization for Standardization / International Electrotechnical Commission
Jipangu	Jipangu International Inc.
LECO	Laboratory Equipment Corporation
LG	Low Grade
LFTB	Luning-Fencemaker Thrust Belt
LOM	Life-of-Mine
MDA	Mine Development Associates
MEG	Moment Exploration Geochemistry
MMSA	Mining and Metallurgical Society of America
Montoro	Montoro Gold Company
N/A	Not Applicable
NaCN	Sodium Cyanide
NAG	Non-Acid Generating
NDEP	Nevada Department of Environmental Protection
NDEP-BAPC	NDEP - Bureau of Air Pollution Control
NDEP-BAQP	NDEP - Bureau of Air Quality Planning

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Abbreviation	Definition
NDEP-BMRR	NDEP - Bureau of Mining Regulation and Reclamation
NDEP-BWPC	NDEP - Bureau of Water Pollution Control
NDOW	Nevada Department of Wildlife
NDWR	Nevada Division of Water Resources
Nevoro	Nevoro Gold, Inc.
NHLP	North Heap Leach Pad
NNR	Northern Nevada Rift
NN	Nearest Neighbor
NPV	Net Present Value
NSFM	Nevada State Fire Marshal
NSR	Net Smelter Return
OGQ	Ordre des géologues du Québec
OK	Ordinary Kriging
PAG	Potentially Acid Generating
PE	Professional Engineer
Pegasus	Pegasus Gold Corporation
P.Geo.	Professional Geoscientist
PoO	Plan of Operations
PQ	PQ Diameter Core
P80	80% Passing Size
QA/QC	Quality Assurance and Quality Control
Q	Q-System Rock Mass Classification
QP	Qualified Person
R2	Coefficient of Determination
RC	Reverse Circulation
RM SME	Registered Member, Society for Mining, Metallurgy and Exploration
RMR	Rock Mass Rating
ROM	Run-of-Mine
RPEEE	Reasonable Prospects for Eventual Economic Extraction
RQD	Rock Quality Designation
RT	Radio Tower
Rye Patch	Rye Patch Gold Corp.
SD	Standard Deviation
SGMI	Standard Gold Mining Inc.
SHLP	South Heap Leach Pad
SO₂	Sulfur Dioxide
S/O	Solution-to-Ore Ratio
SRCE	Standardized Reclamation Cost Estimator
SRK	SRK Consulting
StdM	Standard Mine

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Abbreviation	Definition
TARP	Trigger Action Response Plan
TCRC	Treatment and Refining Charges
TRI	Toxic Release Inventory
Triple Flag	Triple Flag Precious Metals Corp.
U.S. DOJ / BATF	United States Department of Justice / Bureau of Alcohol, Tobacco, Firearms and Explosives
U.S. EPA	United States Environmental Protection Agency
USACE	United States Army Corps of Engineers
USGS	United States Geological Survey
WGS	World Geodetic System
WPCP	Water Pollution Control Permit
WRMP	Waste Rock Management Plan
WRSF	Waste Rock Storage Facility
XRD	X-ray Diffraction
XRF	X-ray Fluorescence

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Florida Canyon Gold Mine	NI 43-101 Technical Report

1 SUMMARY

1.1 Introduction

Integra Resources Corp. ("Integra") commissioned Global Resource Engineering, Ltd. ("GRE"), BT Africa Mining Services ("BTAMS"), Equity Exploration Consultants Ltd. ("Equity"), and Alius Mine Consulting ("Alius") to prepare this National Instrument 43-101 Technical Report for the Florida Canyon Mine ("FCM"), located in Pershing County, Nevada, USA.

FCM is a producing open-pit heap leach gold mine wholly owned by Integra. The purpose of this Technical Report is to disclose updated Mineral Resource and Mineral Reserve estimates and summarize the geology, exploration, mining, processing, infrastructure, environmental, economic, and other relevant technical information supporting the operation.

The Report has been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), Form 43-101F1, and Companion Policy 43-101CP. Mineral Resources and Mineral Reserves have been estimated and classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019).

The Qualified Persons (QP) responsible for this Report are Ms. Terre Lane, MMSA QP; Dr. Todd Harvey, RM SME; Dr. Hamid Samari, MMSA QP; and Mr. Larry Breckenridge, P.E., of GRE; Mr. Antoine Teixeira de Carvalho, P.Geo., of BTAMS; Mr. Dave Swanton, MSc, P.Geo., of Equity; and Mr. Maxime Lamothe, P.Eng., of Alius. The effective date of this Technical Report is 31 May 2026.

1.2 Terms of Reference

This Technical Report was prepared to support disclosures contained in Integra's news release dated June 25, 2026, announcing the results of the updated Technical Report and Life-of-Mine Plan for the FCM, located in Pershing County, Nevada, USA. The Technical Report summarizes the geology, exploration, Mineral Resource estimate, Mineral Reserve estimate, mine planning, metallurgical performance, infrastructure, environmental considerations, operating costs, and economic analysis for the operation.

Mineral Resources and Mineral Reserves are reported in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019).

1.3 Project Setting

The FCM is located adjacent to Interstate Highway I-80, approximately 125 miles northeast of Reno, Nevada. The nearest communities are Winnemucca, located approximately 40 miles to the northeast, and Lovelock, located approximately 33 miles to the southwest. The Project is located at approximately 40.586088° north latitude and 118.257365° west longitude (WGS 84 datum). Access to the Project is reliable year-round via Interstate Highway I-80.

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1.4 Mineral Tenure, Royalties, Environmental Liabilities and Permitting

The land package controlled by FCM comprises approximately 23,723 acres, including fee lands, patented mining claims, unpatented mining claims, and leased lands. The overall land position includes both the FCM and the nearby Standard Mine (StdM) property located to the south. This Report addresses the Mineral Resources identified within FCM and StdM.

Royalty interests applicable to FCM include a 2.5% net smelter return ("NSR") royalty payable to the Top Hat Partnership and a 3.0% NSR royalty payable to Triple Flag Precious Metals Corp ("Triple Flag"). The Triple Flag royalty historically varied across portions of the property; however, a fixed 3.0% NSR royalty was established through an agreement completed on November 22, 2019.

Mining operations at FCM are regulated by the Bureau of Land Management ("BLM") and the State of Nevada. Integra reports that all mineral tenure comprising the Property is in good standing and that all material permits required for current mining and processing operations are in place. Federal and state regulations require the closure and reclamation of mining operations and the maintenance of financial assurance sufficient to cover reclamation obligations. FCM maintains reclamation surety to support closure and reclamation activities associated with current and planned disturbances.

1.5 Geology, Mineralization, and Deposit Type

FCM and StdM are situated in northwestern Nevada within the Great Basin and Humboldt Range physiographic province, which is typified by a series of northward-trending elongate mountain ranges separated by alluvial valleys. Rocks exposed in the region range in age from Cambrian to Holocene and comprise thick sequences of sedimentary, volcanic, intrusive and metamorphic rocks in a complex structural environment (Johnson, 1977). Rocks of the Rochester Rhyolite, Prida Formation, Natchez Pass Limestone, and Grass Valley Formation are exposed in the FCM area. All of these units are of Triassic age. The Humboldt City Thrust Fault separated the Natchez Pass and Grass Valley formations from the underlying Prida Formation, and much of the middle and lower units of the Natchez Pass Limestone have been cut out above the thrust fault. FCM gold deposits are hosted by the Grass Valley Formation and Natchez Pass Limestone along with sill/limestone contact zones within Prida Formation. The general strike of the stratigraphy at FCM is N30oE with a 30- to 40-degree dip to the west.

Regional structural interpretation indicates that the Florida Canyon area was affected by Jurassic-to-Cretaceous compressional deformation associated with the Luning-Fencemaker Thrust Belt, followed by Miocene Basin-and-Range extensional tectonics. Mineralization is strongly controlled by structurally prepared corridors related to northeast-trending shear zones, southwest-plunging fold axial trends, and north- to northwest-trending Basin and Range fault systems, particularly the Rangefront Fault and associated fault panels. The intersections of these structural features created favorable pathways for hydrothermal fluid flow and localized mineralized zones within favorable stratigraphic units.

The location and geometry of the mineralized bodies at FCM are a result of structure; the presence of favorable silty argillite, quartzite, and limestone host rocks; and the position of the host rocks relative to structural conduits. The higher-grade zones of mineralization tend, in general, to follow the high-angle, northeast- and northwest-trending fault and shear zones. The more moderate- or lower-grade zones are controlled by favorable host rocks more distal to feeder structures.

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Rock units that are more favorable hosts to mineralization include silty argillite, hornfels contact zones with mafic sills, karsted limestone, and platy, silty limestone with interbeds of calcareous shale. Local factors that influence the occurrence and geometry of mineralized bodies include variations in folds, foliation, and bedding in favorable units, intersecting structural fabrics, and proximity to low-angle structures (Taylor J. D., 2001). Hypogene mineralization at FCM consists of native gold and electrum associated with quartz, iron oxides, pyrite, marcasite, and arsenopyrite (Hastings, Burkhart, & Richardson, 1987). Quartz is the major gangue material.

FCM and StdM areas are interpreted as parts of a large, relatively young epithermal gold deposit adjacent to an active geothermal system. The close spatial association with the geothermal system has led to a general belief that FCM is a hot spring-style, epithermal gold deposit. Hydrothermal alteration assemblages and the mineralogy of both oxidized and unoxidized gold mineralization at FCM have been described and interpreted by Fifarek et al. (2011) as having formed in a low-sulfidation, epithermal environment.

1.6 History

Gold was first discovered in the Florida Canyon area in the 1860s, leading to the establishment of the Imlay Mining District. Modern exploration began in the late 1960s and continued through the 1970s and early 1980s by several operators, including Homestake Mining Company, Cordilleran Explorations, and American Smelting and Refining Company (ASARCO). Subsequent exploration and metallurgical testing completed by Pegasus Gold Corporation resulted in the decision to develop the FCM, with mine construction commencing in 1986.

The FCM entered production in 1986 and has operated, with limited interruptions, under a succession of owners including Pegasus Gold Corporation, Apollo Gold Corporation, Jipangu Inc., Rye Patch Gold Corp., Alio Gold Inc., Argonaut Gold Inc., and Integra Resources Corp. The nearby StdM property has also been explored and mined historically and forms part of the broader land package controlled by Integra.

In 2020, Argonaut Gold Inc. acquired the FCM through its merger with Alio Gold Inc. In 2024, following a corporate reorganization involving Argonaut Gold Inc. and Alamos Gold Inc., the FCM was transferred to Florida Canyon Gold Inc. Subsequently, Integra acquired the FCM and associated infrastructure and became the owner and operator of the operation.

The FCM has produced gold continuously, with limited interruptions, since commencing operations in 1986. Historical production through March 31, 2026, totals approximately 4.0 million ounces of contained gold mined and 2.7 million ounces of recovered gold. The StdM has historically produced approximately 0.5 million ounces of contained gold mined and 0.2 million ounces of recovered gold. Combined cumulative production from the FCM and StdM is estimated at approximately 2.9 million ounces of recovered gold.

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Mining within the StdM area began with exploration programs conducted by Cordex during the early 1980s, followed by extensive exploration and resource definition drilling completed by Pegasus Gold, Apollo Gold, Standard Gold Mining Inc., Jipangu Exploration International, Argonaut Gold, and most recently Integra Resources. Exploration activities delineated several mineralized areas, including the StdM, High Standard, Buffalo Canyon, Star, and Valerie deposits.

Open-pit mining at the StdM commenced during the fourth quarter of 2004. Mining was temporarily suspended between 2007 and 2011 while additional permitting activities were completed, after which production resumed. By the end of 2015, approximately 27.4 million tons of ore containing approximately 0.50 million ounces of gold had been mined from the StdM deposits. The High Standard deposit has not been mined.

1.7 Drilling and Sampling

The drill hole database used for modeling includes most historical drilling through April 27, 2026 (the cut-off date for this technical report).  Some historical drilling that was either too distal to the deposit area for use or could not be validated has been excluded. The current database has 5,470 holes, amounting to 2,191,962.5 feet of drilling. Since 2020, FCM has added 46 core holes totaling 26,181.5 feet of drilling, and 1,145 reverse circulation (RC) and sonic holes totaling 219,941 feet of drilling, of which 25 are sonic, totaling 4,682 feet drilled in 2025. The current database contains 402,843 assayed intervals for gold.

Before 2020, at FCM eighty five percent (85%) of the drilling was RC drilling which was completed by the operators Pegasus and/or Apollo, between the years 1981 and 2004. Jipangu drilled 15%, and Rye Patch drilled less than 0.5% of the total RC holes prior to 2018. RC drilling was completed using wet methods, where water was injected down-hole from the collar until ground water was intersected in the hole. The slurry of water and drill cuttings was directed to a rotating wet splitter, where the samples were reduced to approximately 10 to 15 lbs and collected in porous sample bags. Bags were pre-labeled with drill hole ID and sample interval. RC samples were collected at 5-foot intervals at the rig by the drill contractor. The 54 DDH core holes were a mix of 50% vertical and 50% angle drilling. Angled hole inclinations varied from 40 to 75 degrees.

From 2020 to 2024, FCM has added thirty-two (32) core holes, consisting of 19,341 feet of drilling and 538 RC holes totaling 145,343 feet. From 2020 to 2024, RC drill holes have been typically 5-1/4 inches in diameter, with some collars being drilled with a 7-5/8 tri-cone when in unconsolidated material at the hole collar, and some 6 inch diameter holes were also drilled.

Recovered cuttings were delivered to a rotary splitter for sample collection. The drill contractors collected a sample of the split at the rig during drilling using a pre-labeled bag. Samples were collected at 5-foot intervals and typically range from 10 to 15 pounds in weight.

Two diameters of core have been collected from 2020 to 2024. The primary core size was HQ (2-1/2 inches), with PQ (3-1/2 inches) being utilized only at the top of the hole where casing was required. Core was collected from the drill using the standard wireline method with split core tubing sampling methods. All the cores were washed and placed in core boxes.

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From 2025 to 2026, FCM has added fourteen (14) core holes, consisting of 6,840.5 feet of drilling and 607 RC and sonic holes totaling 85,228 feet. Considering the 10,514 and 6,261 assayed intervals for the 2025 and 2026 drilling programs, respectively, FCM has added 16,775 assay intervals to the database.

The 2025 and 2026 RC drilling programs conducted by Integra followed the same drilling and sampling procedures previously used from 2020 to 2024. In 2025, a total of 14 angle-oriented diamond drill holes were completed using HQ and PQ wireline core drilling methods, with drill hole inclinations ranging from 45° to 80°. Core was boxed, labeled, and sampled generally at 5-ft intervals. In addition, 25 vertical sonic drill holes were completed in 2025 using 4-inch-diameter drill pipe and high-frequency vibratory drilling methods. Sonic hole depths ranged from 80 ft to 260 ft, averaging approximately 187 ft. Samples were generally collected at 5-ft intervals, homogenized, and split for analytical testing.

The drill hole database used for the StdM Mineral Resource estimate includes validated historical drilling completed between 1981 and 2021. Drilling completed outside the areas of interest or considered unsuitable for resource estimation was excluded from the database. The current database contains 1,522 drill holes totaling 432,355 ft (131,784 m) of drilling and 80,970 analytical sample intervals.

Exploration drilling at StdM was completed by several operators, including Cordex, Pegasus Gold, Apollo Gold, Standard Gold Mining Inc. (SGMI), Jipangu Exploration International, and Argonaut Gold. The database consists predominantly of RC drilling, supplemented by a limited number of diamond core holes that provided additional geological and structural information. Of the total database, 1,511 RC drill holes totaling 430,372 ft and 11 diamond core holes totaling 1,983 ft were used to support the Mineral Resource estimate.

The most recent drilling campaign at StdM was completed by Argonaut Gold in 2021 and consisted of 54 RC drill holes totaling 14,810 ft. No drilling has been completed within the StdM area since 2021. RC drilling was generally completed using wet drilling methods with samples collected at 5-ft intervals using rotary splitters, while the limited diamond core drilling was undertaken to obtain additional geological and structural information.

1.8 Data Verification

1.8.1 Florida Canyon Mine

Internal data verification by FCM personnel consisted of a review of database inputs. Data was manually checked for errors and gaps prior to database upload, and any identified issues were corrected.

Several independent data verification programs and reviews of historical drilling, sampling, analytical procedures, and Quality assurance and quality control (QA/QC) data completed during the 2017 to 2023 drilling campaigns were reviewed in support of previous Technical Reports for FCM. In addition, GRE's QP, Dr. Hamid Samari, independently reviewed historical drilling, geological, assay, collar coordinate, survey, and available QA/QC data from drilling programs completed between 1981 and 2023. No material issues were identified during these reviews and verification programs.

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GRE's QP, Dr. Hamid Samari, also independently reviewed the geological, assay, collar coordinate, survey, and QA/QC data associated with the 2024, 2025, and 2026 drilling programs. Approximately 10% of the assay database from these drilling campaigns was manually audited against original assay certificates, and no material errors or discrepancies were identified. Independent geological inspections, collar coordinate verification, and check assay programs were also completed as part of the data verification process.

Based on the historical data verification work, QA/QC review, independent check assay results, and review of recent drilling and geological data, GRE's QP considers the FCM project database to be sufficiently accurate, reliable, and suitable for use in Mineral Resource estimation, mine planning, and related technical studies.

1.8.2 Standard Mine

For the StdM, data verification programs completed by Mine Development Associates (MDA) in 2003 and 2008 included independent audits of the drill hole database, collar coordinates, assays, and the QA/QC data available at the time. Check assay, coarse reject duplicate, drill duplicate, and certified reference material programs demonstrated acceptable analytical accuracy and precision with no evidence of material analytical bias. The QP did not have access to the complete QA/QC datasets for the StdM database and was therefore unable to independently verify the QA/QC results. However, the QP reviewed the available geological, drilling, assay, survey, and block model databases and identified no material issues that would adversely affect the suitability of the StdM database for Mineral Resource estimation.

1.9 Metallurgical Test Work

Routine metallurgical test work is conducted on samples representative of the various mineralization types encountered at the FCM, including material from the Main, Central, Jasperoid, North, and Radio Tower pits. Metallurgical evaluation includes column leach testing, bottle roll testing, cyanide-soluble gold analyses, preg-robbing characterization, and carbon performance testing. These programs are supported by an on-site laboratory equipped with industry-standard analytical and sample preparation facilities.

FCM has more than 40 years of operating history and an extensive metallurgical database supported by production records and ongoing test work. Historical and current testing indicate that oxide mineralization exhibits predictable heap leach performance with relatively low reagent consumption and consistent gold recoveries. Apart from material from the Radio Tower pit, metallurgical response is generally similar across the deposit.

Column leach testing demonstrates that crushed material consistently achieves higher gold recoveries than run-of-mine (ROM) material. Recovery models developed from laboratory test work and operating data are used to forecast gold production and support Mineral Resource and Mineral Reserve evaluations. Comparison of modeled and actual production indicates good agreement, with cumulative model variance of approximately 1.5% since commencement of operations on the South Heap Leach Pad.

FCM continues to evaluate opportunities to optimize recovery through crush-size optimization, heap leach operating practices, carbon management, and process plant improvements. Ongoing test work is also being conducted to evaluate sulfide mineralization below the current oxide deposits and to support future processing options.

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1.10 Mineral Resource Estimation

1.10.1 Florida Canyon Mine

The grade estimate was constructed using a block size of 30 ft × 30 ft × 25 ft.

Mineralization was interpreted within a series of structurally controlled estimation shear zones based on geological modeling, drilling, and assay data. Gold grades were estimated into the block model using the Ordinary Kriging (OK) interpolation method. Estimation parameters and search strategies were developed from geological interpretation and spatial continuity analyses.

An oxide-sulfide boundary surface was interpreted from geological logging and incorporated into the block model. This boundary was used in the application of metallurgical recovery assumptions and cutoff grade calculations for Mineral Resource and Mineral Reserve estimation.

Density values were assigned based on available density measurements, lithological domains, and historical operating experience where density data were limited.

1.10.2 Standard Mine

The grade estimate was constructed using a block size of 30 ft × 30 ft × 20 ft.

Mineralization was interpreted within a series of structurally controlled estimation domains based on geological modeling, drilling, and assay data. Gold grades were estimated into the block model using the OK interpolation method. Estimation parameters and search strategies were developed from geological interpretation and geostatistical analyses completed for each mineralized domain.

An oxide-sulfide boundary surface was interpreted from geological logging and incorporated into the block model. This boundary was used in the application of metallurgical recovery assumptions and cutoff grade calculations for Mineral Resource reporting.

Density values were assigned based on lithological domains, geological characteristics, and historical operating assumptions.

1.11 Mineral Resource Statement

1.11.1 Florida Canyon Mine

Mineral Resources are reported in situ using the 2014 CIM Definition Standards and are inclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Resources has an effective date of May 31, 2026.

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The QP for the estimate is Ms. Terre Lane, MMSA QP, a GRE employee. The Mineral Resource statement for FCM is presented in Table 1-1.

Table 1-1: Summary of Mineral Resources, Inclusive of Mineral Reserves - effective date 31 May 2026

Material	Class	Cut-off Grade (Gold oz/ton)	Tonnage (tons x 1000)	Gold Grade (oz/ton)	Contained Au (oz x 1000)
Oxides	Measured	0.0038-0.0040	-	-	-
	Indicated	0.0038-0.0040	181,682	0.0090	1,643
Stockpiles	Measured		-	-	-
	Indicated		1,094	0.0062	7
Leach Pad	Measured
	Indicated		6,648	0.0085	57
Sulfides	Measured	0.0133	-	-	-
	Indicated	0.0133	-	-	-
Sub-Total	Measured & Indicated	0.0038-0.0133	189,424	0.0090	1,706
Oxides	Inferred	0.0038-0.0040	58,67	0.0074	433
Sulfides	Inferred	0.0133	114,645	0.0251	2,876
Sub-Total	Inferred	0.0038-0.0133	173,412	0.0191	3,310

1. Mineral Resources are reported, using the 2014 CIM Definition Standards, with an effective date of 31 May 2026. The Qualified Person for the estimate is Ms. Terre Lane, MMSA QP, a GRE employee.

2. Mineral Resources are reported inclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. Mineral Resources are constrained within a conceptual open pit shell that uses the following assumptions: gold price of US$2,650/oz; gold recoveries ranging from 43% to 66.7% for oxides and 80% for sulfides; reference mining cost of $2.79/ton mined in-situ and $2.47/ton mined fill; processing cost of $5.37/ton processed for oxide crushed material and $3.09/ton processed for oxide ROM material; processing cost of $25.16/ton processed for sulfide material; general and administrative costs of $1.14/ton processed; treatment and refining costs of $38.73/oz Au recoverable; royalty of $145.75/oz Au recoverable, and pit slope overall angles ranging from 30-43°.

4. Mineral Resources are reported at a cut-off grade ranging from 0.0038 oz/ton to 0.0071 oz/ton for oxides and 0.0133 oz/ton for sulfides.

5. Mineral Resources include a stockpile inventory of 1,094 ktons at an average grade of 0.0062 oz/ton and total contained gold of 6.8 koz.

6. Mineral Resources include a heap leach inventory of 6,648 ktons at an average grade of 0.0085 oz/ton and total contained gold of 56.5 koz.

7. Numbers have been rounded and may not sum.

8. The estimate of Mineral Resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

1.11.2 Standard Mine

Mineral Resources are reported in situ using the 2014 CIM Definition Standards. Mineral Resources has an effective date of May 31, 2026.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. No Mineral Reserves have been estimated for the StdM deposits. The current Mineral Resource estimate consists entirely of Inferred Mineral Resources.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

The QP for the estimate is Mr. Antoine Teixeira de Carvalho, P.Geo., a BTAMS employee. The Mineral Resource statement for StdM is presented in Table 1-2.

Table 1-2: Summary of Mineral Resources, Inclusive of Mineral Reserves - effective date 31 May 2026

Area	Material	Class	Cut-off Grade (Gold oz/ton)	Tonnage (tons x 1000)	Gold Grade (oz/ton)	Contained Au (oz x 1000)
Standard Mine	Oxides	Measured	0.0038-0.0071	-	-	-
		Indicated	0.0038-0.0071	-	-	-
	Sulfides	Measured	0.0133	-	-	-
		Indicated	0.0133	-	-	-
	Sub-Total	Measured & Indicated	0.0038-0.0133	-	-	-
	Oxides	Inferred	0.0038-0.0071	6,961	0.0129	89.6
	Sulfides	Inferred	0.0133	24	0.0372	0.9
	Sub-Total	Inferred	0.0038-0.0133	6,984	0.0130	90.5
Star Mine	Oxides	Measured	0.0038-0.0071	-	-	-
		Indicated	0.0038-0.0071	-	-	-
	Sulfides	Measured	0.0133	-	-	-
		Indicated	0.0133	-	-	-
	Sub-Total	Measured & Indicated	0.0038-0.0133	-	-	-
	Oxides	Inferred	0.0038-0.0071	1,656	0.0211	35.0
	Sulfides	Inferred	0.0133	10	0.0572	0.5
	Sub-Total	Inferred	0.0038-0.0133	1,665	0.0213	35.5
Valerie	Oxides	Measured	0.0038-0.0071	-	-	-
		Indicated	0.0038-0.0071	-	-	-
	Sulfides	Measured	0.0133	-	-	-
		Indicated	0.0133	-	-	-
	Sub-Total	Measured & Indicated	0.0038-0.0133	-	-	-
	Oxides	Inferred	0.0038-0.0071	789	0.0126	10.0
	Sulfides	Inferred	0.0133	-	-	-
	Sub-Total	Inferred	0.0038-0.0133	789	0.0126	10.0

1. Mineral Resources are reported, using the 2014 CIM Definition Standards, with an effective date of 31 May 2026. The Qualified Person for the estimate is Mr. Antoine Teixeira de Carvalho, P.Geo., a BTAMS employee.

2. Mineral Resources are constrained within a conceptual open pit shell that uses the following assumptions: gold price of US$2,650/oz; gold recoveries ranging from 43% to 66.7% for oxides and 80% for sulfides; reference mining cost of $2.79/ton mined in-situ and $2.47/ton mined fill; processing cost of $5.37/ton processed for oxide crushed material and $3.09/ton processed for oxide ROM material; processing cost of $25.16/ton processed for sulfide material; general and administrative costs of $1.14/ton processed; treatment and refining costs of $38.73/oz Au recoverable; royalty of $145.75/oz Au recoverable, and pit slope overall angles ranging from 30-43°.

3. Mineral Resources are reported at a cut-off grade ranging from 0.0038 oz/ton to 0.0071 oz/ton for oxides and is 0.0133 oz/ton for sulfides.

4. Numbers have been rounded and may not sum.

5. The estimate of Mineral Resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

1.12 Mineral Reserve Estimation

Open Pit Mineral Reserves were estimated through the application of pit designs, mining phases, production schedules, and appropriate modifying factors to convert Indicated Mineral Resources to Probable Mineral Reserves. Inferred Mineral Resource was not considered in the Mineral Reserve estimate and was treated as waste in the mine planning process.

The Mineral Reserve estimate is based on conventional open pit mining methods utilizing truck and loader equipment, followed by crushing (where applicable), heap leach processing, carbon-in-column (CIC) gold recovery, and doré production. Metallurgical recovery assumptions were developed from historical operating performance and supporting test work and vary according to ore type and oxidation characteristics.

Mineral Reserves reported herein are derived from the FCM deposits only. Although Mineral Resources have been identified within the StdM area, these resources have not been converted to Mineral Reserves and are therefore not included in the Mineral Reserve estimate.

1.13 Mineral Reserve Statement

Mineral Reserves are reported at the point of delivery to the process plant in accordance with the 2014 CIM Definition Standards and have an effective date of May 31, 2026.

The QP for the estimate is Ms. Terre Lane, MMSA QP, a GRE employee.

Open pit Mineral Reserves at FCM are summarized in Table 1-3.

Table 1-3: Summary of Mineral Reserves - effective date 31 May 2026

Category	Tons (t x 1000)	Gold Grade (oz/ton)	Contained Gold (oz x 1000)
Proven	-	-	-
Probable	130,592	0.0091	1,191
Proven & Probable	130,592	0.0091	1,191

1. Mineral Reserves are reported at the point of delivery to the process plant, using the 2014 CIM Definition Standards, with an effective date of 31 May 2026. The Qualified Person for the estimate is Ms. Terre Lane, MMSA QP, a GRE employee.

2. Mineral Reserves are constrained within an open pit design that uses the following inputs: gold price of US$2,400/oz considering only oxide material; gold recoveries varied by deposit and ore type, ranging from 43% to 66.7%;  reference mining cost of $3.24/ton mined in-situ and $2.93/ton mined fill; processing cost of $5.37/ton processed for oxide crushed material and $3.09/ton for oxide ROM material; G&A costs of $1.14/ton ore processed; treatment and refining costs of $38.73/oz gold recoverable; royalty costs of $132.00/oz gold recoverable; and pit slopeinter-ramp angles ranged from 32-43° for rock and 30° for alluvium / fill.

3. Mineral Reserves are reported at a cut-off grade ranging from 0.0042 oz/ton to 0.0050 oz/ton.

4. Mineral Reserves include a stockpile inventory of 1,094 ktons at an average grade of 0.0062 oz/ton and total contained gold of 6.8 koz.

5. Mineral Reserves include a heap leach inventory of 6,648 ktons at an average grade of 0.0085 oz/ton and total contained gold of 56.5 koz.

6. Numbers have been rounded and may not sum.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

1.14 Mining Method

Mining at FCM is currently conducted using conventional truck-and-loader open pit mining methods. The operation utilizes a mixed fleet of 100-ton and 150-ton haul trucks, supported by large front-end loaders (FELs) and a hydraulic shovel as the primary loading unit. The open pit operates at a peak mining rate of approximately 95 thousand tons per day (ktpd) of ore and waste, with peak total material movement (including stockpile rehandle) of approximately 117 ktpd. The overall Life-of-Mine (LOM) strip ratio is approximately 0.80:1 (waste:ore).

Waste and ore are drilled and blasted, loaded by FELs and hauled by trucks to waste rock storage facilities (WRSFs), stockpiles, the primary crusher, or directly to the heap leach pad (HLP) as ROM. Crushed ore is loaded into haul trucks and stacked on the HLP where crushed and ROM ore are co-mingled and irrigated with dilute cyanide solution and recovered using carbon columns.

1.14.1 Hydrologic Considerations

Groundwater is not considered to play a role in slope stability at FCM based on groundwater depths. However, snowmelt and surface water runoff during spring may recharge open fractures and potentially trigger or reactivate slope instabilities; therefore, surface drainage measures are required to divert runoff away from pit walls and minimize pooling and seepage.

1.14.2 Open Pit Geotechnical Considerations

Recent geotechnical studies focused particularly on the west to northwest facing highwalls of the Central, Main, and Radio Tower pits. These slopes represent the highest pit walls and have historically experienced localized failures, principally on northwest-facing slopes, indicating a structural control on instability.

This structural control is interpreted to be related to regional fabric observed at FCM and other mines in the Humboldt Range, including the StdM, Spring Valley Mine, and Rochester Mine. Foliation generally dips northwest, with local variability.

1.14.3 Mine Plan

The selected mining phases were based on optimized pit shells at increasing gold prices and geometric considerations for safe mining and access to WRSFs, crusher, stockpiles, and HLP. A minimum phase width of approximately 200 ft is generally used, with local reductions where required.

A total of 11 phases remain to be mined across the Central, North, Radio Tower, and Jasperoid pits, forming the basis of the LOM plan and Mineral Reserve extraction sequence.

1.15 Recovery Methods

Crushed ore passes through two stages of open circuit crushing to a final crush size of 80% minus 2.5 inches. The current crushing circuit target is 21,000 tpd. Crushed ore is then agglomerated with a polymer binding agent to improve solution percolation through the South Heap Leach Pad (SHLP) and is delivered via haul truck. Ore may also be placed using mobile ramp conveyors and grasshopper conveyors, or a combination of both. The overland conveyor system is currently not in use due to operational issues and is under review for potential re-implementation. Crushed and ROM ores are co-mingled at the pad dump face, and lime is added separately to control pH.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

Barren solution (cyanide-bearing, low gold grade) is applied to the leach pad through drip irrigation at an average rate of 0.003 gpm/ft².

Pregnant solution reports to the pregnant solution pond and is pumped to three CIC trains (E1-E3) where gold and silver are adsorbed onto activated carbon. Total flow to the carbon circuit is approximately 9,900-10,400 gpm. Barren solution from the carbon circuit is screened, re-dosed with cyanide to approximately 250 ppm, and recycled to the pad.

Loaded carbon is transported to the ADR plant where gold is eluted in a 3-ton Zadra vessel under elevated temperature and pressure. Gold and silver are recovered by electrowinning in two cells in series. The resulting sludge is retorted to remove mercury and dried, then smelted in a 150 kW induction furnace to produce doré bars, which are shipped to a third-party refiner.

FCM has operated for over 40 years as a heap leach operation. Based on historical performance and metallurgical similarity of planned ore types, similar processing performance is expected to continue.

1.16 Project Infrastructure

FCM is an operating open-pit heap leach gold mine with the infrastructure necessary to support current and planned mining activities, including processing facilities, heap leach pads, waste rock storage facilities, roads, power, water supply, and site support infrastructure. The Mineral Reserve mine plan utilizes existing infrastructure, with certain planned expansions and sustaining capital projects incorporated into the LOM plan and economic analysis.

1.17 Environmental, Permitting and Social Considerations

FCM has all permits in place to continue mine operations. Additional permits required for mine life extension are in progress to ensure continuity of operation. FCM is currently working on the Phase IIIc leach pad expansion, for a planned start in late 2026 and a second Phase VI expansion planned for mid-2027.

1.18 Markets and Contracts

Mineral Resources and Mineral Reserves were estimated using the metal price assumptions provided by Integra. Metal pricing used in the economic analysis is based on consideration of various metal price sources, including consensus price forecasts from banks and financial institutions, historical metal price trends, and current market conditions.

Gold output from the FCM operation is in the form of doré containing approximately 55% gold and 45% silver on average. Gold and silver are widely traded commodities with established international markets and transparent pricing mechanisms. FCM doré is delivered to a third-party refinery under commercial agreements consistent with industry practice. Following refining, the recovered metals are sold through established market channels to arm's-length counterparties, including metal brokers and financial institutions.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

The QPs are of the opinion that there are no unusual factors associated with the marketing of gold and silver produced from FCM. Existing refining and sales arrangements are consistent with industry standards, and no material impediments are anticipated with respect to the refining, transportation, or sale of doré production throughout the LOM.

1.19 Capital Cost Estimates

The capital cost estimate for the LOM is estimated at $379.7M. Total capital costs estimated are summarized in Table 1-4.

Table 1-4: Capital Cost Estimate

Capital Cost Category	Yr 2026 to Yr 2035	Yr 2036 to Yr 2038	Combined LOM
Sustaining Capital Costs
Sustaining Capital	$130.2	$0.0	$130.2
Capitalized Stripping	$86.5	$0.0	$86.5
Development Drilling	$7.9	$0.0	$7.9
Lease Payments (Financing) - Sustaining	$42.8	$0.0	$42.8
Total Sustaining Capital & Stripping	$267.4	$0.0	$267.4
Other Capital
Lease Payments (Financing) - Growth	$8.6	$0.0	$8.6
Growth Capital	$91.8	$0.0	$91.8
Residual Value	($16.9)	$0.0	($16.9)
Reclamation	$19.9	$20.3	$40.2
Cash collateral return	$0.0	($11.4)	($11.4)
Total Other Capital	$103.4	$8.9	$112.3
TOTAL SUSTAINING CAPITAL & OTHER CAPITAL	$370.8	$8.9	$379.7

1. Numbers have been rounded and may not sum.

1.20 Operating Cost Estimates

The site operating cost and total operating costs estimate are summarized in Table 1-5. Total operating cost are estimated at 10.16/t processed for the mine operating years and $10.48/t processed for the LOM.

Table 1-5: Operating Cost Estimates

Description	Life-of-Mine		Mine Operating Years 2026 to 2033
	($M)	($/ton processed)	($M)	($/ton processed)
Mining	642.8	4.99	642.8	4.99
Crushing and Conveying	144.5	1.12	144.5	1.12
Processing	230.0	1.78	210.1	1.63
G&A	158.4	1.23	144.9	1.12
Site Operating Costs	$1,175.7	$9.12	$1,142.3	$8.86

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Description	Life-of-Mine		Mine Operating Years 2026 to 2033
	($M)	($/ton processed)	($M)	($/ton processed)
Royalties & Excise Tax	168.6	1.31	162.0	1.26
Finishing and Desorption	6.1	0.05	5.3	0.04
Total Operating Costs	$1,350.4	$10.48	$1,309.6	$10.16

1. Mining costs excludes capitalized stripping costs.

2. Numbers have been rounded and may not sum.

1.21 Economic Analysis

A financial analysis for FCM was developed by Integra and FCM personnel using a discounted cash flow approach on a pre-tax and after-tax basis. The economic evaluation was completed using the LOM production schedule, operating cost estimates, capital expenditures, and the gold and silver price assumptions adopted for the cash flow model. The analysis was performed using a 5% discount rate.

The resultant pre-tax NPV (5%) is US$735 million, while the after-tax NPV (5%) is US$601 million. As FCM is an existing operating mine with established infrastructure and ongoing production, internal rate of return (IRR) and payback period are not applicable metrics.

Silver revenue has been included in the economic analysis as a by-product credit based on historical production and sales from FCM. Silver is not reported as part of the current Mineral Resource or Mineral Reserve estimate, as the available silver assay data is not considered sufficient to support silver grade estimation or reporting. The inclusion of silver credits is not material to the overall project economics. Excluding silver revenue from the financial model would reduce LOM revenue by approximately US$21 million and reduce the after-tax NPV by approximately US$16 million, with no impact on the gold Mineral Resource or Mineral Reserve estimates.

Based on the economic analysis, FCM generates positive cash flow throughout the mine life and supports the Mineral Reserve estimate presented in this Report. On an NPV basis, the Project is most sensitive to changes in gold price assumptions and gold grades, and to a lesser extent, operating costs and capital expenditures. The Project is least sensitive to changes in silver prices and silver production, reflecting the relatively minor contribution of silver credits to overall project value.

1.22 Interpretation and Conclusions

Under the assumptions and parameters used in this Report, the FCM demonstrates positive economic performance and supports the stated Mineral Reserve estimate. The operation benefits from an established operating history, existing infrastructure, ongoing production, and opportunities for future resource growth and operational optimization. While risks typical of an operating open-pit heap leach gold mine remain, the QPs consider these risks to be manageable within the context of current operations and future mine planning.

1.23 Recommendations

The QPs have made recommendations in their areas of expertise.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

1.23.1 Geology

Drilling campaigns completed to the report effective date indicate significant exploration potential across the Project area, and there appears to be considerable remaining exploration targets within the principal FCM deposit and surrounding areas. The updated geological and structural interpretation suggests that gold mineralization is strongly controlled by structurally-prepared corridors associated with fold-axial trends, northeast-trending shear zones, and major Basin and Range fault systems, particularly the Range Front Fault and its associated northwest-trending fault panels.

Additional exploration drilling should further evaluate southwest-plunging mineralized corridors, interpreted fold-axis projections, and structurally prepared zones along the intersections of northeast-trending mineralized shear systems with major north-south Basin and Range structures. Areas beneath post-mineral alluvial cover west of the current deposits, where the continuation of favorable host stratigraphy and feeder structures is interpreted, also warrant further evaluation through exploration drilling.

Due to the limited historical and modern drilling coverage between the FCM and StdM areas, additional exploration along the Humboldt City Thrust corridor and associated structural intersections may improve understanding of the regional hydrothermal system and identify additional mineralized zones.

Geological alteration and structural data collected during current and future drilling programs should continue to be integrated into geological and structural models to improve understanding of the spatial relationships between mineralization, folding, faulting, lithologic competency contrasts, and hydrothermal fluid pathways. These data will continue to support geological interpretation, exploration targeting, and future Mineral Resource modeling updates.

Results from ongoing and future exploration programs may refine geological and structural interpretations and identify extensions of mineralization beyond the currently defined mineralized zones.

Based on the geological recommendations described above, the recommended geology work program is divided into two phases. Advancement to Phase II is contingent upon the successful completion of Phase I and positive results.

  Phase I - Exploration Drilling Program

Phase I consists of a 2026-2027 exploration drilling program that includes infill drilling at the FCM deposit and testing of identified brownfield and greenfield exploration targets between and surrounding the FCM and StdM areas. The estimated cost associated with the proposed Phase I exploration drilling program is approximately US$11.9 million (see Table 1-6).

Table 1-6: 2026-2027 FCM Drill Program Cost Estimate

Area	Total Feet	Total Meters	Budget ($)
2026 Infill (RC)	60,000	18,288	4,152,244
2027 Infill (RC)	20,000	6,096	1,219,200
C6 Madre Shear (RC)	12,400	3,780	880,152

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Area	Total Feet	Total Meters	Budget ($)
Greenfields Standard Mine (RC)	18,630	5,678	1,401,721
Greenfields High Standard (Core)	5,400	1,646	835,623
Greenfields Imlay Canyon (Core)	9,270	2,825	1,434,486
M1 Midas Fault Breccia (Core)	4,921	1,500	300,000
Greenfields Humboldt Canyon (Core)	4,635	1,413	706,374
Greenfields Pediment/RF fault (Core)	2,600	792	396,240
Radio Towers South (RC)	10,000	3,048	609,600
Total	147,856	45,067	11,935,650

Note: Costs associated with the drilling programs are included in the economic analysis and cash flow model presented in this Report.

  Phase II - Oxide-Sulfide Boundary Definition

Subject to the successful completion and positive results of Phase I, Phase II consists of drilling within the FCM deposit to improve the definition of the oxide-sulfide boundary and collect representative fresh oxide, transitional, and sulphide samples for metallurgical testing. Improved definition of the oxide-sulfide boundary may identify additional leach-amenable material below the currently interpreted oxide-sulfide boundary and support the evaluation of a potential future sulphide project.

The estimated cost associated with the Phase II drilling, assaying, and metallurgical testing is approximately $1.3 million.

1.23.2 Mining

FCM should evaluate the potential re-implementation of the overland conveyor and grasshopper conveying system to reduce haul truck operating hours, decrease fuel consumption, minimize ore rehandling, and lower overall mining costs. The evaluation should include capital and operating cost estimates, production impacts, and an economic trade-off analysis, and should result in a go/no-go decision regarding implementation. Estimated cost: US$50,000.

FCM should continue identifying the carbonaceous and potentially preg-robbing material, as these characteristics may influence ore classification, stockpiling strategies, processing routes, and metallurgical recoveries. A program of geological characterization, metallurgical sampling, and integrated mine planning studies is recommended to improve the understanding of these materials and support long-term mine development decisions. Estimated cost: US$300,000.

1.23.3 Geotechnical

  The geometry and continuity of the major structural features should be refined as additional geological and structural data become available. Their influence on slope stability should be reassessed following any significant updates to the structural interpretation, especially for faults F29 and F36.
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Florida Canyon Gold Mine	NI 43-101 Technical Report
  Additional investigations are recommended to better define the extent, continuity, and geomechanical characteristics of the shale unit in Central pit and to assess the potential impact on overall slope stability.
  Global slope stability assessments using three-dimensional numerical modelling should be completed on final pit designs.
  A site-specific Ground Control Management Plan (GCMP) should be developed to define geotechnical monitoring requirements, review frequencies, and decision-making procedures.
  Trigger Action Response Plans (TARPs) should be established for open pit operations, including trigger thresholds and corresponding response measures related to displacement rates, pore pressure variations, and observed ground conditions.

The estimated cost associated with this work is approximately $260,000.

1.23.4 Metallurgy and Processing

The oxide material at FCM is relatively low grade but with good gold extraction and low reagent consumption. The samples employed for metallurgical testing are representative of the material being processed.  The majority of samples are taken directly from production sources and exploration samples are well defined and representative of the project mineralogical domains.  There are minimal deleterious elements that impact production with minor "preg-robbing" in small lenes and underlaying sulfides that are not part of the current heap leach resource.

The FCM material is well understood, as significant production history exists and a large amount of laboratory test work has been completed.  However, defining the gold extraction from coarse ROM material is a logistical challenge and much of the production data from the leach has been from a combination of crushed and ROM materials.  Despite this, there were early periods of production where only crushed ore was utilized allowing the predicted overall crushed recovery to be validated.  There is additional test work underway to better define the impact of crush size on recovery.  This test work will support the crush optimization program.

Other recommendations for optimization include:

  Evaluate the impact of segregating ROM and crushed material on the leach pad
  There are minor zones with some preg-robbing potential that need to be better defined
  Examine the impact of reduced carbon regeneration capacity
  Validate the maximum solution application rate
  Validate the bottlenecks in potential increased gold recovery in the CIC and elution circuits

The FCM flowsheet provides good gold recovery for the material being treated. There are several optimization projects currently under review.  The majority of these relate to crushing optimization. It is recommended that the projects be prioritized based on their value (return / investment).

The estimated cost associated with this work is approximately $500,000.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

Currently, the main limitation impacting production is the lack of new pad space. The lower available area has limited the time under primary leaching, deferring some gold recovery to the secondary cycle. Higher lift heights have been employed to help reduce this impact.  Pad expansions are currently underway.  It is recommended that pad area forecasts be prioritized.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

2 INTRODUCTION

Dr. Todd Harvey (RM SME), Ms. Terre Lane (MMSA QP), Dr. Hamid Samari (MMSA QP), and Mr. Larry Breckenridge, P.E., of Global Resource Engineering, Ltd. ("GRE"); Mr. Antoine Teixeira de Carvalho, P.Geo., of BT Africa Mining Services ("BTAMS"); Mr. Dave Swanton, MSc, P.Geo., Principal Geologist of Equity Exploration Consultants Ltd. ("Equity"); and Mr. Maxime Lamothe, P.E., of Alius Mine Consulting ("Alius") were retained by Integra Resources Corp. ("Integra") to prepare this Technical Report for the Florida Canyon Mine ("FCM") located in Pershing County, Nevada, USA.

Figure 2-1 illustrates the location of FCM on the map of Nevada, USA.

FCM is currently operated by Integra and is controlled through its ownership interests and contractual agreements associated with the Project.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

Figure 2-1: Property Location in Nevada

Florida Canyon Mine
Carson City
Denio
McDermitt
Vya
Orovada
Paradise Valley
Rowland
Mountain City
Charleston
North Fork
Tuscarora
Midas
San Jacinto
Thousand Springs
Montello
Wells
Deeth
Oasis
Shafter
Winnemucca
Pronto
Imlay
Unionville
Valmy
Battle Mountain
Carlin
Elko
Lamoille
Arthur
Beowawe
Lee
Ruby Valley
Gerlach
Smoke Creek
Sutcliffe
Pyramid
Nixon
Lovelock
Toulon
Gold Acres
Currie
Cherry Creek
Tippett
Parran
Wadsworth
Reno
Sparks
Fallon
Salt Wells
Eastgate
Austin
Eureka
Steptoe
Ely
Yerington
Minden
Gardnerville
Smith
Schurz
Gabbs
Ione
Round Mountain
Preston
Hawthorne
Luning
Mina
Sunnyside
Warm Springs
Tonopah
Mount Montgomery
Goldfield
Lida
Gold Point
Tempiute
Hiko
Pioche
Panaca
Caliente
Barclay
Alamo
Elgin
Carp
Rox
Beatty
Mercury
Indian Springs
Mesquite
Glendale
Overton
Dry Lake
Pahrump
North Las Vegas
Las Vegas
Sunrise Manor
Spring Valley
Enterprise
Paradise
Henderson
Boulder City
Goodsprings
Nelson
Roach
Searchlight
Laughlin
N
US Highways
Interstate Highways
0
100 KM 100 Miles
© geology.com

Note: Figure prepared by FCM, 2026.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

2.1 Qualified Persons

This Report has been prepared in accordance with the disclosure and reporting requirements set forth in NI 43-101, Companion Policy 43-101CP, and Form 43-101F1. Mineral Resources and Mineral Reserves have been classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM on May 10, 2014 (CIM, 2014), and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (CIM, 2019).

The QPs responsible for the preparation of this Technical Report are:

• Ms. Terre Lane, MMSA QP (No. 01407QP), SME Registered Member (No. 4053005), Principal Mining Engineer, GRE

• Dr. Todd Harvey, Ph.D., RM SME (No. 4144120), Director of Process Engineering, GRE

• Dr. Hamid Samari, Ph.D., MMSA QP (No. 01519QP), Senior Geologist, GRE

• Mr. Larry Breckenridge, P.E. (New Hampshire No. 12694; Colorado No. 38048), Principal Environmental Engineer, GRE

• Mr. Antoine Teixeira de Carvalho, P.Geo. (OGQ No. 02179) Principal Geologist, BTAMS

• Mr. Dave Swanton, MSc, P.Geo. (Ontario No. 2748), Principal Geologist, Equity

• Mr. Maxime Lamothe, P.Eng., (OIQ Registered Member 5040733), Senior Geotechnical Engineer, Alius

2.2 Terms of Reference

This Technical Report was prepared to support disclosures contained in Integra's news release dated June 25, 2026, announcing the results of the updated Technical Report and LOM Plan for the FCM, located in Pershing County, Nevada, USA. The Technical Report summarizes the geology, exploration, Mineral Resource estimate, Mineral Reserve estimate, mine planning, metallurgical performance, infrastructure, environmental considerations, operating costs, and economic analysis for the operation.

Mineral Resources and Mineral Reserves are reported in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019).

2.3 Site Visit and Scope of Personal Inspection

The QP's completed site visits to FCM on multiple occasions between 2023 and 2026 in support of the Mineral Resource, Mineral Reserve, mine planning, geology, geotechnical, and operational assessments presented in this Report.

Ms. Terre Lane, MMSA QP, visited FCM in January 2023, January 23-24, 2024, and March 12, 2026. During these visits, Ms. Lane reviewed mining operations, mine planning assumptions, Mineral Reserve inputs, operating practices, infrastructure, and site conditions relevant to the preparation of the Mineral Reserve estimate and supporting economic analysis.

Dr. Todd Harvey, RM SME, visited FCM in May 2023. During this visit, Dr. Harvey inspected the process facilities and associated infrastructure, including the crushing, heap leach, solution management, carbon adsorption, desorption and refining circuits, and reviewed operating practices, process performance, and site conditions relevant to the preparation of this Report.

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Dr. Hamid Samari, MMSA QP, visited FCM on January 23-24, 2024, and April 27-28, 2026. During these visits, Dr. Samari inspected the active pit and surrounding areas to observe lithological units, alteration, and mineralization and to verify the geological interpretation and geological mapping of the deposit. He examined representative RC chips, drill core, and sonic samples, inspected the FCM core handling and storage facility in Lovelock, Nevada, and reviewed sample handling and storage procedures. Dr. Samari also recorded selected drill hole collar locations using a handheld GPS and compared the recorded coordinates with those in the drill hole database to verify their accuracy. In addition, he collected check samples for independent assay analyses to verify the accuracy of the analytical results.

Mr. Larry Breckenridge, P.E., visited FCM on May 8, 2026. During this visit, he toured the site with Mr. Jonathan Diaz, from the Environmental Department.  All major site facilities were inspected and discussed.  Subsequent face-to-face discussions were held on permitting needs and environmental conditions.

Mr. Antoine Teixeira de Carvalho, P.Geo., with the Ordre des géologues du Québec (OGQ) of BT Africa Mining Services (BTAMS), visited FCM from November 5-21, 2024, and January 20-30, 2025. During these site visits, Mr. Teixeira de Carvalho reviewed the geological model for StdM. He examined the geology, mineralization, mining operations, drilling practices, sampling procedures, QA/QC protocols, and geological database for StdM. He inspected RC chip logging facilities, validated historical and current geological interpretations, and discussed exploration activities, mineral resource estimation, and mining practices with site personnel. The information gathered during these visits was used to support the geological interpretation, mineral resource estimation, and preparation of this Technical Report.

Mr. Dave Swanton, MSc, P.Geo., of Equity Exploration Consultants Ltd. (Equity), visited FCM from December 3-10, 2025, and January 28-February 4, 2026. The December 2025 site visit consisted of examination and mapping of the active pits at the FCM site; the January-February 2026 site visit consisted of examination of archived drillcore from the mine area at Integra's core shack facility in Lovelock, NV.

Mr. Maxime Lamothe of Alius Mine Consulting (Alius) visited FCM from June 4-6, 2025. During this visit, Mr. Lamothe reviewed the geomechanical requirements for core handling and storage with the drill crews responsible for the geotechnical drilling program. He examined core from one of the geotechnical boreholes to assess geomechanical characteristics. He also observed the performance of the exposed pit walls relative to the lithologies encountered and inspected the core shack installation and associated core management practices. Information gathered during the site visit was used to apply engineering judgment in the interpretation and validation of the geotechnical logging results.

2.4 Sources of Information

Reports and documents listed in Section 27 of this Report were used to support the preparation of the Report.  Additional information was provided by Integra personnel as requested by the QPs.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

2.5 Effective Date, Units, and Currency

The effective date of this Technical Report is 31 May 2026.

Unless otherwise stated, measurements in this Report are presented in Imperial units. All currency references are expressed in United States dollars (US$).

Mineral Resource and Mineral Reserve tonnages are reported in short tons, grades are reported in ounces per short ton (oz/st) unless otherwise noted, and contained metal is reported in troy ounces. Conversion factors used in this Report are summarized in Table 2-1.

Table 2-1: Units of Measure and Conversion Factors

Imperial Unit	Metric Unit	Conversion Factor
inch (in)	centimetre (cm)	1 in = 2.54 cm
foot (ft)	metre (m)	1 ft = 0.3048 m
yard (yd)	metre (m)	1 yd = 0.9144 m
mile (mi)	kilometre (km)	1 mi = 1.609 km
acre	hectare (ha)	1 acre = 0.4047 ha
square foot (ft²)	square metre (m²)	1 ft² = 0.0929 m²
square mile (mi²)	square kilometre (km²)	1 mi² = 2.590 km²
cubic foot (ft³)	cubic metre (m³)	1 ft³ = 0.02832 m³
cubic yard (yd³)	cubic metre (m³)	1 yd³ = 0.7646 m³
short ton (st)	tonne (t)	1 st = 0.9072 t
pound (lb)	kilogram (kg)	1 lb = 0.4536 kg
ounce, troy (tr oz)	gram (g)	1 oz t = 31.1035 g
gallon (US gal)	litre (L)	1 gal = 3.785 L
gallon per minute (gpm)	litre per second (L/s)	1 gpm = 0.06309 L/s
cubic feet per minute (cfm)	cubic metres per minute (m³/min)	1 cfm = 0.02832 m³/min
Fahrenheit (°F)	Celsius (°C)	°C = (°F − 32) / 1.8

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Florida Canyon Gold Mine	NI 43-101 Technical Report

3 RELIANCE ON OTHER EXPERTS

3.1 Introduction

The QPs responsible for this Technical Report are not qualified to provide opinions regarding mineral tenure, surface rights, legal matters, royalties, taxation, environmental compliance, permitting, or socio-economic matters. The QPs have relied upon information provided by Integra and FCM personnel with respect to these matters.

3.2 Mineral Tenure, Surface Rights, Legal Matters, and Royalties

The QPs have not independently reviewed mineral tenure, surface rights, property agreements, royalty obligations, or other legal matters pertaining to the Property. The QPs have fully relied upon, and disclaim responsibility for, information provided by Integra personnel regarding these matters.

This information is used in Section 4 of this Report and supports the Mineral Resource estimate presented in Section 14 and the Mineral Reserve estimate presented in Section 15.

3.3 Environmental Compliance, Permitting, and Socio-Economic Matters

The QPs have not independently audited environmental compliance records, permit conditions, reclamation obligations, regulatory filings, or socio-economic matters relating to the Property. The QPs have fully relied upon, and disclaim responsibility for, information provided by FCM personnel, including Mr. David Raynor, Environmental Superintendent, regarding environmental compliance, permitting, reclamation, and related regulatory matters.

This information is used in Section 20 of this Report and supports the Mineral Resource estimate presented in Section 14 and the Mineral Reserve estimate presented in Section 15.

3.4 Taxation

The QPs have not independently reviewed the taxation position applicable to the Property. The QPs have fully relied upon, and disclaim responsibility for, information provided by Integra personnel regarding taxation, royalties, and other fiscal matters incorporated into this Report.

This information is used in Section 22 of this Report and supports the Mineral Reserve estimate presented in Section 15.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

4 PROPERTY DESCRIPTION AND LOCATION

FCM is located adjacent to Interstate Highway I-80 (I-80), approximately 125 miles northeast of Reno. The nearest communities are Winnemucca, located approximately 40 miles to the northeast, and Lovelock, located approximately 33 miles to the southwest.

The approximate geographic coordinates of the FCM are 40.586088° north latitude and 118.257365° west longitude, referenced to the WGS 84 datum.

Figure 4-1 and Figure 4-2 are maps of current mining leases and claims for the FCM and StdM properties, respectively.

A summary of the ownership history is provided in Section 6.  Integra acquired the FCM (and its associated infrastructure) in 2024 through the acquisition of Florida Canyon Mining Inc.  FCM is currently operated by Integra and is controlled through its ownership interests and contractual agreements associated with the Project.

4.1 Mineral Tenure

The land package controlled by FCM comprises approximately 23,723.35 acres, including 6,435.25 acres of fee lands and 17,288.10 acres of unpatented mining claims. Contained within the fee lands are 19 FMC owned patented claims totaling approximately 368.55 acres, and 552.45 acres of leased lands including 2 patented claims totaling 30.3 acres. The overall land position includes both the FCM and the nearby StdM property located to the south.

Details of the mineral tenure, including property area, number of parcels, tenure type, ownership interest, acreage, and applicable maintenance requirements, are summarized in Table 4-1.

Table 4-1: Summary of Mineral Tenure

Property Area	# of Parcels	Tenure Type	Ownership Interest	Acres	Maintenance Requirement
FCM	605	Unpatented Mining Claim	100% Owned	9,906.89	Annual BLM Maintenance Fee
FCM	1	Patented Mining Claim	100% Owned	368.55	Property Taxes
FCM	19	Fee Land	100% Owned	5,059.71	Property Taxes
FCM	2	Lease	Hannah S Hall	30.3	Annual Lease Payment
StdM	438	Unpatented Mining Claim	100% Owned	7,381.21	Annual BLM Maintenance Fee
StdM	0	Patented Mining Claim	-	-	-
StdM	1	Fee Land	100% Owned	454.54	Property Taxes

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Property Area	# of Parcels	Tenure Type	Ownership Interest	Acres	Maintenance Requirement
StdM	3	Lease	Muller Investments	522.15	Annual Lease Payment
Total	1,069	-	-	23,723.35	-

Integra reports that all mineral tenure comprising the Property is in good standing as of the effective date of this Technical Report. Annual claim maintenance fees, filing requirements, lease payments, property taxes, and other obligations required to maintain the mineral tenure are paid or performed in the ordinary course of business.

Integra has the rights necessary to conduct mining, processing, exploration, and related activities on the Property, subject to applicable federal, state, and local regulatory requirements.

4.2 Royalties

Royalty interests applicable to the FCM include:

• Top Hat Partnership: 2.5% NSR royalty

• Triple Flag: 3.0% NSR royalty

The Triple Flag royalty historically varied across portions of the property; however, a fixed 3.0% NSR royalty was established on November 22, 2019, through an agreement with Alio Gold Inc.

4.3 Environmental Liabilities and Permitting

There are environmental liabilities associated with the mining and processing activities conducted at the FCM. In order to minimize these environmental liabilities, Integra has secured all required environmental permits and conducts work in compliance with these permits.  Additionally, Integra endeavors to comply with all applicable legal and other obligations.

Mining operations at FCM are regulated by the Bureau of Land Management and the State of Nevada. These regulations require the closure and reclamation of mineral properties and mandate that operators maintain financial assurance sufficient to cover the estimated cost of reclamation.

FCM maintains a reclamation surety to cover closure and reclamation obligations associated with current and planned disturbances and is permitted to conduct reclamation activities in accordance with applicable federal and state requirements.

A detailed discussion of environmental permitting, regulatory requirements, closure obligations, reclamation planning, and compliance status is provided in Section 20.

To the knowledge of the QPs, there are no known material title disputes, legal proceedings, competing ownership claims, or other material encumbrances that would reasonably be expected to adversely affect access to the Property or the ability to conduct mining, processing, exploration, reclamation, or related activities.

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The continued validity of the mineral tenure is subject to the payment of applicable fees, taxes, lease obligations, and compliance with federal and state regulatory requirements. Failure to satisfy such requirements could adversely affect portions of the Property; however, FCM reports that all material obligations are currently in good standing.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

Figure 4-1: Mining Lease and Claims - Florida Canyon

Note: Figure prepared by FCM, 2026.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

Figure 4-2: Mining Lease and Claims - Standard Mine

Note: Figure prepared by FCM, 2026.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

5 ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1 Physiography

FCM is located in the northwestern portion of the Great Basin, on the western flank of the north-south-trending Humboldt Range. The regional physiography is characterized by Basin and Range structures, with the project situated at the transition between an intermontane basin and the Humboldt Range uplift. Elevations across the project range from approximately 4,200 feet on the western side to over 6,000 feet on the eastern side.

5.2 Access

FCM is located adjacent to Interstate Highway I-80, approximately 125 miles northeast of Reno. Winnemucca and Lovelock, Nevada, are the nearest regional service centers and have estimated populations of approximately 8,100 and 1,800 residents, respectively, based on publicly available demographic data (2026). Access to the mine is via Exit 138 (Imlay, Nevada) from I-80 onto Frontage Road. The proximity to a major interstate highway provides reliable year-round access.

5.3 Climate

The climate is classified as semi-arid, typical of the Great Basin desert environment, characterized by low precipitation, low humidity, and significant seasonal and diurnal temperature variation. Average monthly temperatures range from the low 30s °F in winter (January) to the mid-to-high 70s °F in summer (July). Annual precipitation in the region averages approximately 8 inches per year, although historical records indicate annual precipitation may vary significantly from year to year. Precipitation is concentrated during the winter months and includes snowfall. Mining and processing operations are conducted year-round.

5.4 Local Resources

Mine personnel are primarily recruited locally from surrounding communities in northern Nevada. Employment compensation and benefits are consistent with prevailing wage structures within the regional mining industry.

5.5 Infrastructure

The operation benefits from its proximity to I-80 and established mining service centers in northern Nevada. Fuel, reagents, explosives, spare parts, maintenance materials, and other consumables are supplied through existing commercial vendors and contractors operating within the region. The operation is supported by a well-established mining supply chain and transportation network.

FCM is an operating heap leach gold mine with existing crushing, conveying, leaching, adsorption, desorption, recovery, and refining facilities. The site includes active heap leach pads, process ponds, solution handling systems, CIC facilities, and associated support infrastructure. The existing facilities have been developed and expanded over the life of the operation and continue to support ongoing gold production.

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Infrastructure that supports current operations is in place. Detailed discussions of the mining facilities, processing facilities, water supply, electrical power supply, personnel requirements, waste rock storage facilities, heap leach pad facilities, and other supporting infrastructure associated with the LOM plan are provided in Sections 16, 17, and 18 of this Report.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

6 HISTORY

Gold was discovered during 1860 in Humboldt Canyon, which led to the organization of the Imlay Mining District.

Numerous claims were filed in the area and the population of Humboldt City grew to 500 by 1863. Mining in the district was limited until 1906 when the Imlay Gold Mine and the Black Jack Mercury Mine were discovered. Production from the district was low. However, continued exploration resulted in the production of gold, silver, mercury, and tungsten from small mines. The most productive mine in the district was StdM which produced more than $1 million in gold and silver between 1939 and 1949. The Valerie fluorspar deposit near the head of Black Canyon produced about 723 tons of 44% CaF2. Kaolin and sulfur were also shipped from the district.

In 1969, Homestake Mining Company (Homestake) obtained a lease on the project area in the FCM area. Seven widely spaced rotary holes were drilled with marginal results, and the project was dropped. Cordilleran Explorations (Cordex) next leased the project between 1972 and 1978. A comprehensive program of geologic mapping, geochemical sampling, and trenching was completed. A total of 25 of 37 drill holes completed were in a mineralized zone referred to as the West Trend, on the site of present day FCM. When Cordex dropped their lease in 1978, Flying J Mines carried out a limited heap-leach operation on the West Trend material.

Exploration activities were not limited to the areas currently being mined. Historical operators conducted regional geologic mapping, geochemical sampling, trenching, and drilling programs across portions of the broader Project area, including targets located south and east of the current FCM operation and within the vicinity of the StdM.

Between 1969 and 1982, three major mining companies explored the project area and chose not to proceed with development of the deposit. For example, during 1980 and 1981, ASARCO completed a drill program of 69 rotary holes that significantly expanded the known mineralization. The grade was low, and ASARCO dropped its interest in the project except for a portion of Section 11 where a 1% Net Profit royalty, now known as the McCullough royalty, remained in effect.

In 1982, Montoro Gold Company (Montoro), a subsidiary of Pegasus Gold Corporation (Pegasus), acquired the project. Montoro began an aggressive program to expand reserves and enlarge the project position. Detailed geologic mapping and geochemical sampling led to the discovery of other anomalous gold occurrences throughout the project. By the end of 1985, 241 drill holes were completed totaling 87,569 feet in the West Trend and adjacent deposits. In addition, 46 holes were completed in other exploration targets to the south and east.

Large-scale column-leach tests were completed in conjunction with additional ore delineation. In November 1985, a decision was made by Pegasus to put the project into production. Permitting and project development followed with startup of a new mine in 1986. Work on processing facilities began in May 1986, with the first ore crushed and delivered to the leach pad in November 1986. During the years that followed, additional drilling added minable material to the project.

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Pegasus operated FCM until January 1998. Pegasus began having financial problems in 1997 when the price of gold decreased from $370/ounce (oz) in January to $283/oz in December. During this period, Pegasus' Mt. Todd project came on stream and had serious operational problems. In January 1998, Pegasus was unable to service $238 million in debt and filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code.

Under two separate plans of reorganization approved by major creditors and confirmed by the court, certain former Pegasus affiliates emerged from bankruptcy protection during February 1999. The first involved the reorganization of Pegasus Gold International, Inc. (the international exploration affiliate of Pegasus) which was reincorporated as Apollo Gold, Inc. which became the holding company for three former Pegasus subsidiaries, including FCM.

Apollo Gold Inc. was acquired during the second quarter of 2002 by Nevoro Gold, Inc. (Nevoro). Nevoro became a publicly traded company on the Toronto Stock Exchange and subsequently changed its name to Apollo Gold Corporation (Apollo). Apollo operated FCM and the nearby StdM through its FCM and StdM subsidiaries until Jipangu International Inc. (Jipangu), the U.S. Subsidiary of Jipangu Inc., acquired FCM and StdM projects in November 18, 2005. Jipangu operated the properties until 2015. Jipangu defaulted on debt and the project became majority owned by Admiral Financial Group (Admiral). Rye Patch Gold Corp (Rye Patch), agreed to acquire the FCM project and related assets from Admiral and Jipangu through acquisition of their three subsidiary companies, Florida Canyon Mines Inc., Standard Gold Mines Inc., and Jipangu Exploration. Rye Patch agreed to assume certain liabilities of the acquired companies to a maximum aggregate amount. Rye Patch operated the project until the second quarter of 2015 and shut down for about a year.

In mid-2016, Rye Patch resumed open pit mining and heap leaching operations and declared commercial production in December 2017. In May 2018, Alio Gold Inc. (Alio) acquired Rye Patch by way of a Plan of Arrangement transaction and as a result held 100% of the FCM and StdM projects.

In 2020, Argonaut acquired control of FCM through a merger with Alio.

On March 27, 2024, Argonaut Gold Inc. and Alamos Gold Inc. entered into an Arrangement Agreement under which Alamos acquired Argonaut's Magino mine in Ontario, Canada, while Argonaut's United States and Mexico assets, including the FCM, were transferred to Florida Canyon Gold Inc. as part of the corporate reorganization.

Subsequently, Integra Resources Corp. completed the acquisition of FCM and associated infrastructure in Nevada in 2024 and became the owner and operator of the mine. Since the completion of the transaction, mining and processing operations at FCM have continued under Integra ownership.

The FCM has produced gold continuously, with limited interruptions, since commencing operations in 1986. Historical production from the operation under previous owners, together with production under Integra ownership, is summarized in Table 6-1.

StdM has also been the subject of historical mining activity and production. Available historical production records for the StdM are summarized in Table 6-2.

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Table 6-1: Historical Gold Production, Florida Canyon Mine

Owner / Operator	Period	Gold Mined* (Oz)	Average Recovery (%)	Gold Produced ** (Oz)
Pegasus Gold Corporation	1986-1998	1,682,733	66.3%	1,115,891
Apollo Gold Corporation	1999-2005	1,195,064	75.4%	900,917
Jipangu Inc.	2005-2015	472,351	56.7%	267,871
Rye Patch Gold Corp.	2015-2018	85,639	57.3%	49,033
Alio Gold Inc.	2018-2020	138,200	66.7%	92,172
Argonaut Gold Inc.	2020-2024	330,175	59.3%	195,657
Integra Resources Corp.	2024-2026	120,773	76.2%	92,023
Total	1986-2026	4,024,934	67.4%	2,713,564
*Gold mined represents contained gold in ore placed on the heap leach pads during the reporting period.
**Gold produced represents recovered gold during the reporting period.
Differences between gold mined and gold produced may occur due to metallurgical recovery losses and the timing of gold recovery from active and residual heap leach inventories.

Table 6-2: Historical Gold Production, Standard Mine

Owner / Operator	Period	Gold Mined* (Oz)	Average Recovery (%)	Gold Produced ** (Oz)
Pegasus Gold Corporation	1986-1998	-	-	-
Apollo Gold Corporation	1999-2005	92,951	28.1%	26,078
Jipangu Inc.	2005-2015	407,309	46.2%	188,305
Rye Patch Gold Corp.	2015-2018	4,333	156.9%	6,798
Alio Gold Inc.	2018-2020	-	-	-
Argonaut Gold Inc.	2020-2024	-	-	-
Integra Resources Corp.	2024-2026	-	-	-
Total	1986-2026	504,593	43.8%	221,182
*Gold mined represents contained gold in ore placed on the heap leach pads during the reporting period.
**Gold produced represents recovered gold during the reporting period.
Differences between gold mined and gold produced may occur due to metallurgical recovery losses and the timing of gold recovery from active and residual heap leach inventories.

Cumulative production from the FCM and StdM through March 31, 2026, is estimated at approximately 2.9 million ounces of gold.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

7 GEOLOGIC SETTING AND MINERALIZATION

7.1 Regional Geology

The FCM and StdM are situated on the northwestern flank of the Humboldt Range within the Imlay Mining District of Pershing County, Nevada. The local stratigraphy comprises a tectonically thickened sequence of Triassic sedimentary and volcanic rocks, which exhibit moderate to locally intense deformation and low-grade metamorphism, principally thickened by the regional-scale Luning-Fencemaker Thrust Belt (LFTB). This portion of the range is characterized by a prominent north-trending anticlinal structure, which is interpreted to have originated during the Jurassic-Cretaceous Nevadan Orogeny. Following initial deformation, these units underwent significant late-Tertiary Basin and Range extension, and hydrothermal activity (Samal, 2007).

7.1.1 Humboldt Range Stratigraphy

The Humboldt Range consists of three main stratigraphic groups which are, in ascending chronological order, the Lower Triassic Koipato Group, the Middle Triassic Star Peak Group and Upper Triassic Grass Valley Formation. These units generally strike southwest (190 - 210°) and dip moderately towards the west (30 - 40°) on the western side of the range but are locally intensely folded and exhibit variable orientations. Structural mapping and geochronology (Wyld, Rogers, & Wright, 2001; Wyld, Rogers, & Copeland, 2003) define the deformation of the area as a series of map-scale anticlinal and synclinal structures that exhibit parasitic folding on their limbs, with NE-SW trending axial traces and hinge lines plunging variably to the NE and SW.

The basal unit to the Humboldt  Range is the ~249 Ma Lower Triassic Koipato Group (Silberling & Wallace, 1969; Vetz, 2011) and volcaniclastics with coincident cross cutting intrusive bodies and dykes. It has been observed in the field to be approximately 6,000ft in thickness, however, a definitive base has not been identified (Hastings, Burkhart, & Richardson, 1988). Modern studies (Vetz, 2011) of U-Pb zircon geochronology shows that this period of volcanism lasted for ~1.2 Ma during the late Early Triassic. In ascending stratigraphic order, the Koipato Group is comprised of three distinct units, the Limerick Greenstone, the Rochester Rhyolite and the Weaver Rhyolite with subordinate intrusives and dykes. The Rochester Rhyolite consists of banded rhyolite flows and rhyolite tuffs with minor amounts of tuff breccias and sedimentary deposits (Vikre, 1981). The Weaver Rhyolite has a base of rhyolite flows and ignimbrites with sedimentary units (siltstones and sandstones) becoming increasingly abundant upward (Vetz, 2011). These volcanic packages are locally cross-cut by leucogranite intrusions-characterized by coarse feldspar and quartz grains within a microcrystalline quartz matrix-and rhyolite porphyry dikes of nearly identical composition (Vikre, 1981).

The contact between the Koipato Group and the Prida Formation of the Star Peak Group is a major regional unconformity representing a gap of 3-7 Ma (Vetz, 2011). This angular unconformity marks the end of Early Triassic silicic volcanism in central Nevada and the establishment of a carbonate platform necessary for the deposition of the overlying Prida Formation. The unconformity is characterized by significant paleotopographical relief, basal conglomerates containing Koipato-derived clasts, and the truncation of pre-existing volcanic structures (Silberling & Wallace, 1969; Vikre, 1981; Vetz, 2011).

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The Star Peak Group, composed of the lower Prida Formation and upper Natchez Pass Formation, has an estimated combined thickness exceeding 4,000 feet (Silberling & Wallace, 1969). The Lower Jurassic Prida Formation has a variable regional thickness that averages ~2,500 feet and is characterized by dark, carbonaceous, laminated limestone and dolomite with subordinate interbeds of felsic-to-intermediate volcanics. The basal layer is a definitive marker bed of conglomerate of Koipato-derived clasts along the undulating unconformable contact, which rarely exceeds 10s of feet in thickness. Defining the formation is grey fossiliferous limestone and blocky dark cherty limestone, occasionally interbedded with calcareous silts and organic-detrital bearing carbonates (Silberling & Wallace, 1969). While the contact with the overlying Natchez Pass Formation is regionally conformable, it is locally obfuscated in the Humboldt Range by the Humboldt City Thrust, tectonically thickening and duplicating the stratigraphic sequence.

The Natchez Pass Formation, reaching thicknesses up to 1,600 feet, consists of massive, thick-bedded, impure carbonates complexly interfingered with volcanic rocks (Silberling & Wallace, 1969). Volcanic lithologies vary from mafic to felsic, displaying massive, amygdaloidal, brecciated and flow textures. Carbonate units within the formation contain abundant fossiliferous zones and frequent bedding-parallel stylolites (Fifarek, et al., 2015). In the upper section, structural deformation and recrystallization are common, with extensive silicification resulting in the formation of prominent 'Jasperoid'.

The Grass Valley Formation is situated at the top of this Triassic stratigraphic sequence. It is comprised of fine-grained terrigenous protoliths of shale, siltstone and sandstone that have been transformed through low-grade metamorphism into a brittle assemblage of slate, phyllite and quartzite (Hastings, Burkhart, & Richardson, 1988). Relative to the surrounding stratigraphy, this formation exhibits a more pronounced overprint of low-grade regional metamorphism, which occurred temporally alongside the Sevier orogeny of the Jurassic (Silberling & Wallace, 1969; Oldow, 1984). Overall, this formation is dominated by thinly laminated siltstone with medium to thick interbeds of sandstone, of which have been observed to contain well developed crossbedding and linguoid ripple marks. The depositional environment has been interpreted to a shallow-marine and deltaic origin that represented a prograding shoreline sequence (Silberling & Wallace, 1969; Fifarek, et al., 2015).

The primary stratigraphic units present in the FCM and StdM areas are the Grass Valley, Natchez Pass and Prida formations, truncated by the Rangefront Fault on the western side of the deposit areas and bordered by the Rochester Rhyolite on the eastern side of the deposit areas.

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Figure 7-1: Florida Canyon Regional Geology Map

Tenure
Florida Canyon Property Boundary
FCM Plan of Operations
SM Plan of Operations
Geology
Alluvium
Lake deposits
Gravel
Auld Lang Syne Group; shale, siltstone
Auld Lang Syne Group; slate, phyll., hornf., qtzit
Basalt
Dun Glen Frm; limestone, dolomite, sandst, argill
Gabbro; incl. extrusive phase
Granodiorite
Granodiorite of Rocky Canyon
Grass Valley Frm; mudst, sandst, argill, qtzite
Inskip Frm; sndst, conglom, qtzite, sltst, schist
Landslide deposits
Leucogranite
Limerick Greenstone
Limerick Greenstone; andes., brecc., tuffs
Metadiabase
Natchez Pass Form.; limest., dolomite mafic
Natchez Pass Form.; limestone, clastic rocks
Prida Form.; limest., dolomite, chert
Prida Form.; shale, siltst., limest., sandst., dol
Prida Frm; lmest, dolom, chert, shale, sltst
Rhyolite
Rhyolite porphyry
Rochester Rhyolite; rhyolite welded tuff
Weaver Rhyolite; tuff, sandst., siltst., conglom.
Sedimentary rocks
Sedimentary rocks; conglomerate
Valmy Frm; argill, chert, grnst, qtzite
0 5 10 km
Florida Canyon
Regional Geology
June 2026
Scale: 1:350000
Projection:
NAD83 / UTM zone 11N
EQUITY
380000
390000
400000
410000
420000
430000
440000
4520000
4510000
4500000
4490000
4480000
4470000
4460000
4450000
4440000

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7.1.2 Humboldt Range Structural History

The geological architecture of the Humboldt Range is the product of two distinct tectonic regimes; one of compression and one of extension.

Shortly after deposition of the Grass Valley, Star Peak and Koipato strata, the western North America was dominated by a compressional regime that lasted approximately 120 million years. Initiated by Middle Jurassic (~170 Ma) island-arc accretion, the western Cordillera margin transitioned from passive to tectonically active of Andean-style subduction and coeval volcanism. Between 144-142 Ma (Wyld, Rogers, & Copeland, 2003) the Sevier orogeny marked the most intense period of crustal thickening and compressional deformation with the development of regional fold-and-thrust belts. In the Humboldt Range, this is manifested by the regional-scale Luning-Fencemaker Thrust Belt (LFTB) which is represented in the Florida Canyon area as the Humboldt City Thrust. This southeast directed thrust system facilitated the structural closure of a deep-marine back-arc basin with east-verging deformation that translated the Grass Valley and Natchez Pass formations over the Prida Formation, producing penetrative ductile and brittle-ductile fabrics and key rheologic boundaries that served as the structural preparation for Miocene-age mineralization (Wyld, Rogers, & Copeland, 2003; Fifarek, et al., 2015).

As early as the Oligocene (30-40 Ma), the tectonic regime shifted from compression to extension. Following the termination of Eocene magmatism, the overthickened continental crust underwent gravitational collapse and thinning, accommodated by the development of extensive low-angle normal faulting. These deep-seated detachment structures severed the brittle upper crust from the ductile basement, facilitating the ascent of mantle-derived volatiles and heat (Fifarek, Samal, & Miggins, 2010).

The main stage of extension continued to evolve during the mid-Miocene (~16.5-14.7 Ma) with high-angle, north-trending normal faults with displacements estimated in the thousands of meters, establishing the contemporary horst-and-graben physiography of the Nevada landscape (Hastings, Burkhart, & Richardson, 1988). On a regional scale, the Basin and Range extension is manifested in Northern Nevada with the development/reactivation of three major lineament systems, (a) Midas Trench Lineament, (b) the Northern Nevada Rift (NNR) and (c) the Rye Patch lineament (Rowan & Wetlaufer, 1979). The Midas Trench Lineament is an ENE (070°) striking structural depression and lineament that intersected and terminated both the NNR and the northern portion of the Humboldt Range. The Midas Trench Lineament is a long-lived, preexisting zone of crustal weakness from the Precambrian/Paleozoic that was structurally reactivated during the Miocene (Ponce and Glen, 2002). The NNR is a N to NNW (340°) trending, crustal-scale, linear feature representing the primary axis of crustal opening and magmatic injection of the Miocene. Evidenced by a dense suite of mafic dikes and a localized magnetic anomaly, this rift is interpreted to represent the direction of regional WSW-ENE extension (John, 2001). The Rye Patch Lineament is a NNE-trending (015° to 030°) structural corridor defined by a series of high-angle normal faults and localized right-lateral oblique-slip zones. This crustal-scale feature is interpreted as a major basin-bounding structure that accommodates the transtensional transition between the Humboldt Range and the Walker Lane tectonic province (Faulds, Coolbaugh, Vice, & Edwards, 2006; dePolo, 2008).

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7.2 Local Geology

The Florida Canyon property is situated on the western flank of the Humboldt Range of northern Nevada within a complex structural setting defined by the intersection of the northeast-trending Humboldt Structural Zone (locally represented by the Midas Lineament) and the north-south trending Rangefront Fault formed during Cenozoic-age Basin and Range extension and normal faulting (Fifarek, Samal, & Miggins, 2011). The western (down-dropped) side of the Rangefront Fault is covered by an alluvium sequence at least several hundred meters thick, while bedrock exposed on the eastern side is comprised of weakly metamorphosed silty argillites, siltstones, sandstones and mudstones of the Upper Triassic Grass Valley Formation. Underlying the Grass Valley Formation on the eastern edge of the deposit and mine area is the Natchez Pass Formation comprised primarily of limestone with minor amounts of felsic to intermediate volcanics and fine-grained clastic sediments. The Natchez Pass Formation is situated both stratigraphically and structurally above the carbonate-dominated Prida Formation, with the Humboldt City Thrust separating these units (Figure 7-2). Stratigraphy dips generally towards the west at 30° - 40° and is complexly folded at both the outcrop and deposit scale (Hastings, Burkhart, & Richardson, 1988). Much of this folding is attributable to Mesozoic (Jurassic) compression which affected much of the western North American margin and has been documented to have imparted the most prominent set of structural features in the Humboldt Range, with this structural history well documented at the Relief Canyon area at the south end of the Humboldt Range by Fifarek et al. (2015).

The localized expression of Basin and Range extension at in the area of the Florida Canyon Property is the Rangefront Fault, a high angle normal fault that defines the western boundary of the range and accommodates modern basin development. Comprised of a series of subparallel north-south striking, west-dipping normal faults which 'stairstep' down from the top of the range to the west in the basin. Displacements on the faults have been noted from over 240 meters nearest the Rangefront fault and decreasing to just several meters on faults further to the east (Hastings, Burkhart, & Richardson, 1988). This faulting offsets stratigraphy on the western edge of the  FCM and though the exact magnitude of this offset has not been determined, gravity and geothermal well data via the geothermal operations at the Humboldt House and Rye Patch indicate that approximately 0.5 - 1.0 km west of the range Mesozoic rocks are buried anywhere from 250-700m beneath the Tertiary and Quaternary alluvial deposits (Sibbett & Glenn, 1981; Schaefer, 1986; Feighner, Gritto, Daley, Keers, & Majer, 1999; Fifarek, Samal, & Miggins, 2010). Recent studies have indicated the Humboldt Range is still tectonically active, with documented displacement as young as 4626 ± 181 y B.P. (Wesnousky, Barron, Briggs, S., & Owen, 2005) and offset of the pluvial Lake Lahontan with fault scarps dated <13 Ka (Adams, Wesnousky, & Bills, 1999).

The convergence of Mesozoic-aged stratigraphic preparation and Miocene-aged extensional faulting ultimately localized the thermal and chemical conditions necessary for the mineralization observed at the FCM and StdM (Faulds, Coolbaugh, Vice, & Edwards, 2006; dePolo, 2008).

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Figure 7-2: Bedrock Geology of the Florida Canyon Property Area

Legend
Tenure and Land
Integra Mine Footprints
Florida Canyon Property Boundary
Bedrock Geology
Qal - Alluvium
TrGV - Grass Valley Formation
TrNu - Natchez Pass Formation (Upper)
TrNl - Natchez Pass Formation (Lower)
Trpu - Prida Formation (Upper)
Trpuv - Prida Formation (Upper - Volcanics)
Trpm - Prida Formation (Middle)
Trpl - Prida Formation (Lower)
Prt - Rochester Rhyolite (tuff)
Prf - Rochester Rhyolite (fragmental)
rp - Rhyolite Porphyry
Pr - Rochester Rhyolite (Undivided)
md - Mafic Dyke
Plg - Limerick Greenstone
Plt - Limerick Greenstone - Tuff
Faults
Humboldt City Thrust
Rangefront Fault
Florida Canyon Mine
Standard Mine
395000
400000
405000
4495000
4490000
4485000
4480000
0 1,000 2,000 3,000 m
Florida Canyon Property Bedrock Geology
May 2026
Scale: 1:100000
NAD83 / UTM zone 11N
EQUITY

Note: Figure prepared by Equity, 2026.

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7.3 Deposit Geology

7.3.1 Florida Canyon Mine

The FCM area is primarily underlain by siltstone, sandstone and mudstone members of the Grass Valley Formation. Siltstone is the dominant unit, with minor (generally on the order of 10-50 m thick) sandstone beds forming marker units through the central and eastern (stratigraphically lower) part of the sequence. Mudstone is a lesser component of the sequence, generally present only in the lower (eastern) parts of the mine area near the contact with the Natchez Pass Formation. Limestone is the primary component of the Natchez Pass Formation, though a distinctive intercalated rhyolite-mudstone sequence marks its upper contact with the Grass Valley Formation; this contact zone is exposed in the eastern portions of the mine area. To the west of the active mining areas on the western side of the Rangefront Fault, underlying much of the mine's surface infrastructure is a thick sequence of alluvium. Plan and section views of the deposit geology are showing in Figure 7-3 and Figure 7-4 respectively.

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Figure 7-3: Plan view of modelled geology and Florida Canyon Mine

Note: Figure prepared by Equity, 2026.

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Figure 7-4: Cross section through the northern end of Florida Canyon Mine facing 030°

Note: Figure prepared by Equity, 2026.

7.3.1.1 Mineralization

The mineralization system exploited by the FCM and StdM is a structurally controlled low-sulfidation epithermal system consisting of quartz-adularia-gold stockworks and vein swarms, though an unusual example of this mineralization style in the respect that no causative intrusion has been positively identified to drive formation of the epithermal hydrothermal system. Instead, mineralization has been linked to deeply sourced hydrothermal fluids propagating along Cenozoic-age fault systems, best represented in the FCM area by the Rangefront Fault and along intersecting northeast trending shear zones.

The majority of historically defined mineralization at the FCM is primarily hosted within the Grass Valley Formation, though the minor production has also occurred from the Natchez Pass Formation (Harvey, Lane, Samari, & Breckenridge, 2024). Hypogene mineralization at FCM consists of native gold and electrum associated with quartz, iron oxides, pyrite, marcasite, and arsenopyrite (Hastings, Burkhart, & Richardson, 1988). Quartz is the major gangue material. Secondary minerals identified in the FCM deposits to date include gypsum, alunite, barite, native sulfur, calcite, dolomite, fluorite, anhydrite, pyrargyrite, pyrrhotite, and stibnite. Supergene mineralization is primarily found in the weathering products of these minerals; there is little evidence of remobilization during oxidation associated with supergene weathering.

There are two types of epithermal quartz veins at FCM (Hastings, Burkhart, & Richardson, 1988), the most important of which are swarms and stockworks that generally follow a north-northeast trend (Hastings, Burkhart, & Richardson, 1987) and are characterized by colorless, euhedral to subhedral quartz, or banded chalcedonic white to colorless quartz that contains limonite after pyrite (Taylor J. D., 2001). This vein set contains the majority of the gold mineralization at the FCM. The second type of hydrothermal quartz veining occurs as large, through-going, banded fissure veins that follow the original north-northeast structural fabric (Hastings, Burkhart, & Richardson, 1988). These veins are interpreted to represent a late hydrothermal event that overprinted the earlier episode of gold-bearing quartz veining and stockworks. These veins are characterized by bands of coarse, prismatic quartz alternating with bands of cherty chalcedony and only occasionally contain economic gold grades. Distinct from these two sets are milky white bull-quartz veins, considered to be metamorphic in origin, may also be present in the mineralized zones, but they are not gold bearing (Taylor J. D., 2001).

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Gold bearing quartz veins are concentrated into shear zones marked by higher vein density and alteration whose orientation is controlled by the structural framework of the deposit area. The full footprint of the defined series of mineralized shears is approximately 1.5 km from north to south and 2 km from east to west, with an average thickness to each shear of 20 - 50 m and thickness of approximately 100m - 250 m to the package of mineralized shears as a whole.

The main mineralizing event at FCM has been dated to ~5 Ma based on 40Ar/39Ar dates from adularia in mineralized veins of the deposit though younger alteration events are also present. The most notable of these younger events is poddy steam-heated kaolinite linked to changes in paleo-water table depths at 2.5 - 2.0 Ma (Fifarek, Samal, & Miggins, 2011). It is hypothesized that this same hydrothermal system is active at the present day, manifested as the Humboldt House geothermal field several miles to the west of the Rangefront Fault and FCM deposit.

7.3.1.1.1 Alteration Mineralogy and Vein Morphology

Alteration mineralogy is dominated by illite, hematite-goethite, silica and kaolinite.

Illite is manifest in FCM pit walls and drill core as a yellow-green overprint, best visible in Grass Valley siltstone, both in halos around veins and fractures and pervasively throughout the rock mass in areas of stronger alteration. Gold grade is strongly linked to intensity of illite, with higher grade zones often marked by strong pervasive alteration.

Silicification is not readily visible at large scales in pit faces but is easily identified in drill core and in rock fragments at the bottoms of pits where material was accessible. It is generally found in association with illite in zones of higher density veining and consequently higher gold grades.

Hematite-goethite alteration is readily exposed in pit walls and drill core as dark red oxidation and is generally associated with less mineralized zones. This alteration is interpreted to be the result of a weathering event which took place following cessation of hydrothermal fluid circulation, dated by Samal (2007) to have taken place post 1.8 Ma.

Kaolinite alteration manifests as white, chalky clay pods with variable size. Documented by Fifarek (2010), this late-stage, steam-heated event occurred around ~2.5 Ma due to a dropping water table and shifting arid paleoclimate. These pods often follow fault planes where they are interpreted to have exploited the established structural corridors. Although occasionally found adjacent to mineralization, no direct genetic link has been established.

Vein morphology and distributions show the applicability to FCM of the framework established by Wyld (2001, 2003) and Fifarek (2011, 2015) for the Santa Rosa Range and Relief Canyon areas (respectively), in which the Jurassic metamorphism of Grass Valley sediments produced a foliated and locally brittle lithology capable of forming large fracture networks.  The localization and morphology of these vein networks is strongly influenced by the rheological properties of the host lithology. Within the Grass Valley Formation, zones of intercalated sandstone and siltstone demonstrate this pattern with fractured sandstone hosting extensive open fissure stockworks filled with cm-scale veining and adjacent siltstone responding to the same stress in a more ductile manner. These less-competent layers tended to shear or 'smear' along foliation planes, resulting in more constricted groundmass, producing mm-scale micro-veinlets (Figure 7-5). As fracture density is an effective indicator of permeability, and hence fluid flow, it is also an effective indicator of mineralization potential.

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Figure 7-5: Outcropping of Grass Valley Formation on the N4 Drill pad access road.
The brittle sandstone hosts discrete, continuous fissure veins, while the less competent siltstone exhibits a concentrated network of micro-veinlets

Note: Figure prepared by Equity, 2026.

This pattern is also present in the Natchez Pass Formation, which exhibits a nearly identical rheological contrast and vein morphology. Specifically, the highly silicified, brittle jasperoids and volcanic units fractured under tectonic stress, with consequent pervasive, macro-scale fracture networks, while the interbedded mudstones and shaly limestones behaved plastically, "buckling" and folding under stress observed to have discrete, micro-scale veinlets.

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7.3.1.1.2 Florida Canyon Mine Structural Interpretation

The geometry of zones of gold mineralization and alteration at the FCM deposit are primarily controlled by the orientation of structural corridors or shear zones which served as focal points for fluid flow during mineralization. These shear zones are generally aligned along a northeast-southwest trend when away from the immediate vicinity of the Rangefront Fault, and generally along north-south trending corridors when located within several hundred meters of the fault. The visual manifestation of these shear zones in pit highwall exposures is as "damage zones" of increased structural complexity, alteration and veining (Figure 7-6).

Figure 7-6: Pit highwall exposures from the FCM Mine (a) Tightly folded siltstone showing NE-SW trending axial plane from bottom of C1 pit. Photo looking north; (b) Facing north, C6 highwall with altered fold hinge with near vertical deformed siltstone bedding, separated by a portion of the Madre Shear

Note: Figure prepared by Equity, 2026.

Within these zones, local rheological contrast led to a degree of strain partitioning between siltstone and sandstone of the Grass Valley Formation, whereby siltstones appeared knotted and disorganized by strong plastic deformation of the thin laminations and thick-bedded sandstone forms pit-face scale folds that are effectively parasitic to the larger-scale regional fold patterns. Structural analysis of the deposit area shows the presence of a series of NE-SW trending, SW-plunging fold structures, which are favorable conduits for mineralizing fluid flow in themselves and especially favorable where they intersect the Rangefront Fault.  In the interbedded sandstone and siltstone units of the Grass Valley Formation in the western portion of the deposit the limbs of these folds are the preferred focal point for fracturing and fluid flow. The contrasts with the thick, homogeneous sequences of limestone and rhyolite in the Natchez Pass Formation in the eastern portion of the deposit where fold noses are a more favorable fluid pathway.

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This pattern is well illustrated in both the C1 Pit and Radio Tower / RT Pit areas, with both areas showing good evidence for a southwest plunging alignment of higher grade mineralization and the C1 area additionally illustrating the likely presence of a Jurassic-age fold nose exploited by mineralizing fluid flow. In the C1 pit area, a section view oriented 330° shows a strong alignment of high grade composites dipping at ~35° towards the southwest, in accordance with the measured plunge of the average fold axis from the folding measurements of the J2, C7 and N2 pits. A section through the same zone of mineralization in C1 looking 60° (ie, a cross-section through the regional folding pattern) shows a grade distribution aligned along an antiformal fold nose, again compatible with the interpretation of mineralizing fluids preferentially following fracture networks along the axial traces of these pre-existing fold structures (Figure 7-7). Sections in the same orientations in the Radio Tower / RT Pit area show a similar pattern of zones of mineralization plunging at ~30° when viewed in an orientation looking 330°. When viewed perpendicular to regional fold axes distribution of grade does not show a folded distribution; instead, it is circularly distributed around a modelled anticline nose of folded quartzite compatible with concentration of fluid flow along a rod-like pipe of fractures following the fold nose (Figure 7-8).

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Figure 7-7: Cross Sections oriented parallel and perpendicular to regional folding axes showing grade distribution in the C1 pit area

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Figure 7-8: Cross sections oriented parallel and perpendicular to regional folding axes showing grade distribution in the Radio Tower / RT pit area

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7.3.1.2 Florida Canyon Mine Structural Modeling

Modelling of structurally controlled mineralization domains was completed by Equity in 2026 to provide geological constraints for resource estimation. The modeling was informed by the general concepts described previously; namely that preference should be given to alignment of mineralization along plunge lines oriented approximately 240/40 and following the fold patterns created by southeast-verging compression. Modelling of several northwest-trending fault surfaces was also integrated into the 3D structural model; these faults have not been extensively discussed elsewhere in this document as they are poorly constrained by existing data. However, there is evidence from geophysical data, previous surface mapping and examination of drill core logs that such faults exist and at least locally offset or modify the distribution of mineralization domains. The best documented and constrained of these parallels the Florida Canyon drainage and separates the southern part of the mine (the J2 and M1 pits) from the C1, C7 and more northerly pits. Other parallel structures are modelled in the Radio Towers area and separating the panel containing the C1 and C7 pits from the N2 and C6 pits (Figure 7-9).

The set of mineralization domains can be broadly separated into four groupings, though the boundaries between these are not entirely concrete and should be viewed as groupings of convenience to discuss general domain morphology rather than something reflecting and underlying fundamental differences between members found within. Three of these four groupings can be viewed as stacked panels of mineralized fold structures and axial trace rods separated by northwest trending Basin-and-Range age faults, specifically the Radio Tower and Florida Canyon faults. The last grouping parallels the Rangefront Fault in a more north-south orientation and likely represents mineralization from fluid flow directly along that structure.

7.3.1.2.1 North of Radio Tower Fault

The zone north of the Radio Tower Fault represents the northern-most panel of mineralization domains at FCM and the site of a large portion of historical production. As presently defined by current pit nomenclature it encompasses the C6 and N2 pits with mineralization contained within the Madre, Padre, Sasquatch, Yeti and Bakwas shears. All zones as presently modelled are west-dipping planes elongated both towards the southwest (along the plunge line on the calculated axis of Jurassic folding) and to a lesser extent towards northwest, potentially preferentially exploiting favorable stratigraphic horizons. Local exploitation of interpreted fold noses is also present in several of the shears, most notably Sasquatch and Yeti. It is notable that the western shears are generally "sequential" towards the east, whereas at the uphill/eastern end of the panel the Yeti, Sasquatch and Bakwas shears are vertically stacked on top of one another; this is potentially a result of deeper drilling in these areas, suggesting the potential for additional lenses to be present below the Madre and Padre zones at the west side of the deposit.

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Figure 7-9: Inclined slice through Florida Canyon area showing modeled mineralization domains and interpreted bounding faults

7.3.1.2.2 Radio Tower - Florida Canyon

The zone between the Radio Tower and Florida Canyon faults corresponds to the middle portions of the mine, encompassing the C1, J2, C7 and Radio Tower pits; as modelled it contains the Bakwas West, Chupcabra and Radio Tower shears. The primary continuity of mineralization within these shears, and hence their preferred orientation extent in the model, is along the fold axis plunge line towards the southwest. It is likely that the primary conduits of fluid migration in this area were these fold axes, and several of the zones remain open at depth along the plunge of these axes.

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7.3.1.2.3 South of Florida Canyon

The zone south of the Florida Canyon Fault is the least well drilled and defined of the blocks on the property, hosting only the J2 Upper pit and the Chupacabra East and Windigo South shears. Morphology of these zones is quite similar to that north of the Florida Canyon Fault, and it is likely that they represent minor offsets of those zones across the fault. Mineralization persists to the southern edge of drilling, and the extensions to the zone in this direction represent an attractive exploration target.

7.3.1.2.4 Rangefront Fault

The two domains modelled closest to the Rangefront Fault trend generally parallel to it and likely represent mineralization from fluid flow directly along this first-order structure rather than along secondary pathways (such as fold axes) as in the other shears. The zone in closest proximity to the fault is eponymously termed the Rangefront shear, and encompasses much of the mineralization mined along the trend currently termed the M1, C1 and C6 pits. It also hosts the majority of the sulfide-hosted mineralization in the East Sulfides zone as defined by prior drilling. The Windigo shear is semi-continuous with the Rangefront shear, and has been mostly mined out by mining above the current M1 pit in historical operations.

7.3.2 Standard Mine

7.3.2.1 Geology

The StdM is situated slightly deeper in the stratigraphy than the FCM, being primarily hosted in limestone of the Prida and Natchez Pass formations, with western portions of the deposit hosted in the stratigraphically lower portions of the Grass Valley Formation. The structural setting of the deposit is dominated by the presence of the Humboldt City Thrust which forms the contact between the Grass Valley and Natchez Pass formations in its hanging wall and the Prida Formation in its footwall and likely acted as the primary hydrothermal conduit during mineralization.

The StdM area is located within the Humboldt Range of northwestern Nevada, within the Basin and Range physiographic province. The regional geology consists predominantly of Triassic sedimentary and metasedimentary rocks affected by compressional deformation, low-grade metamorphism, and subsequent extensional tectonics (Figure 7-2).

At present, the StdM area includes the North/Intermediate Pit, South Pit, and Cordex deposits, with the High Standard and Star areas in advanced-stage exploration and development. Additional mineralized areas include Valerie, Guzzler, and Eldorado. The North/Intermediate Pit and Cordex deposits are interpreted to represent portions of the same mineralized system separated by an erosional valley (Taylor et al., 2002).

The stratigraphy of the StdM area is similar to that observed at FCM. The Humboldt Range in the vicinity of StdM is underlain by thick sequences of cherty and carbonaceous limestone of the Triassic Prida Formation containing interspersed lensoid mafic intrusive bodies. A small exposure of basement Rochester Rhyolite occurs east of the North Pit and Cordex areas.

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The Prida Formation is overlain by the Triassic Natchez Pass Limestone, which is in turn overlain by the Triassic Grass Valley Formation argillite. In the deposit area, the Natchez Pass Limestone consists of an upper massive gray reef limestone unit overlying a middle sequence of thinly interbedded silty back-reef limestone. A veneer of Grass Valley Formation argillite unconformably overlies the sedimentary sequence and thickens westward toward the valley floor.

The upper massive limestone unit of the Natchez Pass Limestone is interpreted to represent a paleokarst surface developed in a sub-aerial environment prior to deposition of the Grass Valley Formation. This paleokarst horizon is considered an important control on mineralization throughout portions of the StdM district.

All sedimentary units within the StdM area generally dip gently toward the west-northwest. Structurally, the area was affected by compressional tectonics and low-grade metamorphism that converted the Grass Valley Formation siltstones into argillite displaying penetrative cleavage development. Regional deformation produced a series of west-dipping low-angle structures, including the Humboldt City Thrust Fault, which separates the Natchez Pass Limestone from the underlying Prida Formation. The Humboldt City Thrust is interpreted to have removed portions of the lower Natchez Pass Limestone sequence within the project area. An example of cross section through the North Pit/Intermediate and Cordex area is shown in Figure 7-10.

Post-compressional deformation is expressed by late-stage quartz veining and stockwork development that locally crosscuts earlier silicification. These structures display both northeast and northwest orientations and are interpreted to be associated with the mineralizing hydrothermal event.

Figure 7-10: Standard Mine Generalized Geologic Cross Section

Source: (Prenn, 2015)

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7.3.2.2 Mineralization

Gold mineralization at StdM is primarily hosted within structurally prepared and chemically favorable carbonate-bearing lithologies associated with the Natchez Pass Limestone and portions of the Prida Formation. Mineralization is closely associated with silicification, jasperoid development, decalcification, argillic alteration, quartz veining, hydrothermal brecciation, disseminated pyrite and locally oxidized sulfide textures (Taylor et al., 2001).

The principal geological controls on mineralization include favorable carbonate host rocks, the contact between the Grass Valley Formation argillite and the Natchez Pass Limestone, low-angle thrust structures, and intersecting high-angle fault systems. Gold mineralization is commonly associated with jasperoid replacement bodies, zones of intense silicification, quartz stockwork veining, and disseminated pyrite.

Mineralization is distributed within a series of stratigraphically and structurally controlled zones developed along favorable carbonate horizons and fault intersections. Higher-grade mineralization is commonly concentrated within jasperoid bodies and strongly silicified zones, while lower-grade mineralization extends into surrounding altered host rocks. Individual mineralized zones exhibit moderate continuity; however, mineralization remains discontinuous at the district scale and is distributed among several separate mineralized centers including the StdM deposits, Star, and Valerie deposits.

At the North/Intermediate Pit, Cordex, and Star deposits, mineralization is primarily developed along the shallow-dipping contact between the Grass Valley Formation argillite and the Natchez Pass Limestone. This contact is interpreted as a paleokarst surface that acted as a highly porous and permeable pathway for mineralizing fluids. Mineralization within these areas is generally stratabound and laterally continuous along the favorable contact horizon (Hastings et al., 1987).

Mineralization at the South Pit differs from the northern deposits and is hosted within folded and faulted silty limestone units of the middle Natchez Pass Limestone sequence. The South Pit mineralization is localized along a synformal structure developed by the interaction of a local reverse fault and the Humboldt City Thrust Fault.

At High Standard, mineralization is hosted within thinly bedded silty limestone, massive limestone lenses, and mafic sill units of the Prida Formation. Gold Mineralization in this area appears to be controlled primarily by intersecting high-angle fault systems.

Hydrothermal alteration associated with mineralization includes silicification, jasperoid replacement, decalcification, argillic alteration, bleaching, quartz stockwork veining, and localized oxidation of sulfide minerals. Late-stage quartz veining locally crosscuts earlier silicification, particularly within the North Pit and Cordex areas, indicating multiple hydrothermal events associated with mineralization (Hastings et al., 1987).

The principal mineralized areas currently included in the Mineral Resource Estimate are the StdM deposits, Star, and Valerie deposits.

The StdM deposits comprises several historically defined mineralized areas, including the North Pit, Intermediate Pit, South Pit, Cordex Pit, High Standard, and Buffalo Canyon zones. Collectively, these mineralized areas extend over approximately 8,000 feet east-west and 6,000 feet north-south. Individual mineralized zones average approximately 120 feet in thickness and have been traced to depths of approximately 300 feet below surface. Mineralization is distributed within multiple structurally and stratigraphically controlled jasperoid bodies and associated alteration zones and is not continuous throughout the entire deposit area.

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At the Star deposit, mineralization extends approximately 1,000 feet east-west and 1,500 feet north-south. Mineralized zones average approximately 80 feet in thickness and have been defined to depths of approximately 200 feet below surface.

At the Valerie deposit, mineralization extends approximately 600 feet in both the north-south and east-west directions. Mineralized zones average approximately 120 feet in thickness and have been traced to depths of approximately 300 feet below surface.

Overall, mineralization exhibits moderate continuity within individual jasperoid and structural zones but remains discontinuous at the district scale, reflecting the complex interaction of lithological, structural, and hydrothermal controls on gold deposition.

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8 DEPOSIT TYPE

8.1 Florida Canyon Mine

Low-sulfidation epithermal gold deposits are hydrothermal systems that form at shallow crustal levels and are commonly associated with geothermal activity and hot-spring environments. These deposits are typically characterized by quartz-adularia alteration assemblages, structurally controlled hydrothermal fluid flow, and widespread oxidation. Mineralization is generally localized along fault and fracture networks that act as conduits for hydrothermal fluids.

The FCM is interpreted to represent a low-sulfidation epithermal gold deposit. This interpretation is supported by the close spatial association of the deposit with an active geothermal system and by the hydrothermal alteration assemblages and mineralogy described by Fifarek et al. (2011), which are characteristic of a low-sulfidation epithermal environment.

Age dates on adularia from quartz-adularia-sulfide ± gold veins indicate that hydrothermal activity associated with the deposit occurred episodically at approximately 5 Ma, 4.6 Ma, and between 4.6 Ma and 2.2 Ma along and within the footwall of the north-south-trending range-bounding fault at the western margin of the Humboldt Range. The hydrothermal system was subsequently overprinted by steam-heated alteration and oxidation between approximately 2.2 Ma and 0.9 Ma (Fifarek et al., 2011).

The FCM deposit is a large fault- and fracture-controlled hydrothermal system, with its overall extent defined by alteration and oxidation developed within host metasedimentary rocks. The structural framework provided the principal pathways for hydrothermal fluid flow and is consistent with the low-sulfidation epithermal deposit model.

Unlike many low-sulfidation epithermal systems that are spatially associated with contemporaneous volcanic centers or shallow intrusive rocks, no volcanic or intrusive rocks of similar age have been identified in the immediate vicinity of FCM. Consequently, the deposit has been interpreted as an amagmatic subtype of the low-sulfidation epithermal model.

In the opinion of the QP, the low-sulfidation epithermal deposit model is appropriate for FCM and provides a suitable framework for interpretation of the deposit and for guiding ongoing exploration within the project area.

8.2 Standard Mine

The StdM area, located in the southern portion of the property, is interpreted as part of the broader Florida Canyon low-sulfidation epithermal gold system. As discussed above, low-sulfidation epithermal deposits are hydrothermal systems that form at shallow crustal levels and are commonly associated with structurally controlled hydrothermal fluid flow, quartz-adularia alteration assemblages, and extensive oxidation.

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The StdM area exhibits many of the characteristics of the low-sulfidation epithermal deposit model and shares numerous geological similarities with the FCM, including comparable host lithologies, hydrothermal alteration assemblages, oxidation characteristics, and structural controls. These similarities suggest that both areas formed within the same regional hydrothermal system and were related to the same mineralizing events.

Although some alteration features observed at the StdM, including jasperoid development and carbonate replacement, resemble characteristics commonly associated with Carlin-type or distal sediment-hosted gold systems elsewhere in Nevada, the available regional geological context and the documented young, low-sulfidation epithermal character of the Florida Canyon hydrothermal system support the interpretation of the StdM area as part of the broader Florida Canyon epithermal system.

In the opinion of the QP, the low-sulfidation epithermal deposit model is appropriate for the StdM area and provides a suitable framework for interpretation of the deposit and for guiding ongoing exploration within this portion of the property.

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9 EXPLORATION

9.1 Surface Sampling and Field Mapping

9.1.1 Before 2020

Historical soil geochemical surveys completed by Pegasus Gold (1981-1997) and Apollo Gold (1998-2004) identified numerous anomalous gold trends both within and outside the current FCM areas (Figure 9-1). The principal soil anomalies within the FCM area generally coincide with the currently developed mine areas.

Regional exploration programs also identified several prospective areas throughout the broader Florida Canyon property. Johnson Canyon exhibits a northeast-trending gold anomaly along the northern flank of the canyon. Black Canyon contains two interpreted trends of anomalous gold mineralization, with the dominant trend oriented approximately 45° northeast and a second, less continuous trend oriented approximately 30° northeast. Antelope Canyon contains two northeast-trending gold anomalies separated by approximately 2,000 ft.

Within the StdM area, soil geochemical anomalies occur above historically mined pits. Additional anomalous zones were identified in the High Standard and Buffalo Canyon areas and were subsequently used to guide follow-up exploration programs.

Soil samples collected by Pegasus Gold were sent to either American Assay Laboratories (1995-1996) or Shasta Geochemical (1997-1998). At American Assay Laboratories, fire assay atomic absorption was used to collect Au values while 2 acid digestion ICP analysis was used to collect Ag, As, Hg and Sb values. At Shasta Geochemical, fire assay atomic absorption was used to collect Au values, 2 acid digestion ICP analysis was used to collect Ag, As and Sb and cold vapor atomic absorption was used to collected Hg.  Information on soil collection methodology by Pegasus Gold was not found.

Soil samples collected by Apollo Gold were sent to either Barringer Laboratories (1999) or American Assay Laboratories (2000-2004). At Barringer Laboratories, fire assay atomic absorption was used to collect Au values while an ICP analysis was used to collect 30 additional elements. American Assay Laboratories, fire assay atomic absorption was used to collect Au values while a multi-acid digestion ICP analysis was used to collect Ag, As, Hg and Sb values. Information on soil collection methodology by Apollo was not found.

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Figure 9-1: Map of Rock Sample Grids In and Surrounding the FCM

395000
400000
405000
4495000
4490000
4485000
4480000
N
Legend
Tenure and Land
Integra Mine Footprints
Florida Canyon Property Boundary
Faults
Humboldt City Thrust
Rangefront Fault
Bedrock Geology
Qal - Alluvium
TrGV - Grass Valley Formation
TrNu - Natchez Pass Formation (Upper)
TrNl - Natchez Pass Formation (Lower)
Trpu - Prida Formation (Upper)
Trpuv - Prida Formation (Upper - Volcanics)
Trpm - Prida Formation (Middle)
Trpl - Prida Formation (Lower)
Prt - Rochester Rhyolite (tuff)
Prf - Rochester Rhyolite (fragmental)
rp - Rhyolite Porphyry
Pr - Rochester Rhyolite (Undivided)
md - Mafic Dyke
Plg - Limerick Greenstone
Plt - Limerick Greenstone - Tuff
Rock Samples (ppm Au)
< 0.001
0.001 - 0.01
0.01 - 0.05
0.05 - 0.1
0.1 - 0.5
0.5 - 1.0
> 1.0
Florida Canyon Mine
Standard Mine
0 1,000 2,000 3,000 m
Florida Canyon Property
Surface Rock Samples
May 2026
Scale: 1:100000
NAD83 / UTM zone 11N
EQUITY

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9.1.2 2020 to 2024 (Argonaut)

In 2023, Argonaut identified 17 target areas in the northern Humboldt Range for exploration based on historical mine production, historical drilling, anomalous gold in soil and rock values, and mapped intrusions. A 03-month mapping and rock-chip sampling program was undertaken as a first phase in evaluating the priority areas with the goals of identifying style and structural controls of gold mineralization, and the structural framework of the FCM property.

Rock chip and soil sampling completed north of the FCM within the Humboldt and Imlay canyons shows anomalous mineralization continues at an approximate trend of 40 degrees northeast and corresponds with historical mining trends.  Rock chip samples in the Grass Valley Formation indicate weak mineralization near the surface.

FCM rock chip samples indicate that the quartz veins within the Jasperoid pit area have grade, indicating the potential for expansion of the pit.

The Rye Patch Canyon area returned anomalous gold values from rock-chip samples that correspond spatially with historical mining trends and are supported by existing soil geochemical anomalies in the area.

9.1.3 2025 to 2026 (Integra)

In 2026, Integra commissioned Equity Exploration Consultants Ltd. to complete additional structural and geological modeling for FCM to support Mineral Resource estimation and the interpretation of structurally controlled gold mineralization. The work incorporated updated drilling results, geological interpretations, structural analyses, geophysical data, and three-dimensional modeling of mineralized shear zones and major fault structures. The results of this work are presented in Section 7.0.

Integra also completed an additional surface-soil geochemical sampling program in 2026, which included collecting 608 soil samples across selected target areas within the FCM and StdM trends. The program was designed to supplement and refine historical soil geochemical datasets and support the identification and evaluation of prospective areas.  Soil samples were collected on a grid with approximately 500 ft x 500 ft spacing. Most samples were collected to a depth of 12 inches with soil color documented while approximately 8% of samples were collected between 13-37 inches. Approximately 3% of samples were collected at less than a foot due to bedrock.  All samples were sent to American Assay Laboratories where fire assay analysis was used to collect Au values and a 4 acid digestion with ICP-AES spectrometry was used to collect an additional 51 elements. Updated rock and soil sample compilation maps prepared by Equity incorporate the 2026 Integra sampling data together with historical surface sampling completed by Pegasus Gold, Apollo Gold, Argonaut Gold, Rye Patch Gold, and other operators. These updated compilations refine previous FCM exploration datasets and provide improved spatial coverage of prospective structural and lithological trends across the property. A summary of surface exploration sampling, exclusive of drilling, completed by historical operators, Argonaut Gold, and Integra, is presented in Table 9-1. The distribution of rock samples within the FCM property is presented in Figure 9-1, and the distribution of soil samples is presented in Figure 9-2.

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Table 9-1: Summary of Exploration Sampling Exclusive of Drilling

Type of Sample	Company	Number of Samples
Rock Samples	Rye Patch Gold	162
	Argonaut Gold	147
	Other / Unknown	4,587
	Total	4,896
Soil Samples	Pegasus Gold	1,971
	Apollo Gold	1,000
	Argonaut Gold	773
	Integra Resources	608
	Other / Unknown	5,831
	Total	10,183

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Figure 9-2: Map of Soil Sample Grids In and Surrounding the FCM

395000
400000
405000
4495000
4490000
4485000
4480000
N
Legend
Tenure and Land
Integra Mine Footprints
Florida Canyon Property Boundary
Faults
Humboldt City Thrust
Rangefront Fault
Bedrock Geology
Qal - Alluvium
TrGV - Grass Valley Formation
TrNu - Natchez Pass Formation (Upper)
TrNl - Natchez Pass Formation (Lower)
Trpu - Prida Formation (Upper)
Trpuv - Prida Formation (Upper - Volcanics)
Trpm - Prida Formation (Middle)
Trpl - Prida Formation (Lower)
Prt - Rochester Rhyolite (tuff)
Prf - Rochester Rhyolite (fragmental)
rp - Rhyolite Porphyry
Pr - Rochester Rhyolite (Undivided)
md - Mafic Dyke
Plg - Limerick Greenstone
Plt - Limerick Greenstone - Tuff
Soil Sample Locations
Apollo Gold
Argonaut Gold
Integra Resources
Pegasus Gold
Other Operators
Florida Canyon Mine
Standard Mine
0 1,000 2,000 3,000 m
Florida Canyon Property
Soil Samples
May 2026
Scale: 1:100000
NAD83 / UTM zone 11N
EQUITY

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10 DRILLING

10.1 Florida Canyon Mine

10.1.1 Introduction

The current database contains 5,470 holes, totaling 2,191,962.5 ft of drilling completed between 1981 and April 27, 2026. Since the last Technical Report was completed in 2023, FCM has added 14 diamond core holes totaling 6,840.5 ft, 610 RC holes totaling 88,596 ft, and 25 sonic holes totaling 4,682 ft.

Considering the 1,600, 10,514, and 6,261 assayed intervals from the 2024, 2025, and 2026 drilling programs, respectively, the current database contains 5,470 drill holes totaling 2,191,962.5 ft of drilling and 402,843 assayed gold intervals. Drilling spanned the period from 1981 to April 27, 2026, as summarized in Table 10-1. All this drill hole information has been used to estimate grades in the block model. However, a substantial volume of rock has been removed from FCM, and approximately 33% of the drilled intervals occur within areas that have subsequently been mined out.

Of the original 5,470 drill holes, 104 are diamond core holes, 25 are sonic holes drilled in 2025, and the remainder are reverse-circulation holes. Figure 10-1 is a plot of all 5,470 drill hole collars at FCM superimposed over the topography as of April 27, 2026. Figure 10-2 shows collars of all 649 holes drilled from the 2024 to 2026 drilling programs.

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Table 10-1: Drill Hole Database - Florida Canyon Property

Year	Core		RC/Rotary/Sonic		All Holes		Company	Drill Company
	# of Holes	Footage	# of Holes	Footage	# of Holes	Footage
1981			1	500	1	500	Pegasus Gold	Eklund Drilling
1983			62	21,915	62	21915	Pegasus Gold	Eklund Drilling
1984			111	37,515	111	37515	Pegasus Gold	Eklund Drilling
1985	4	1,154	80	26,185	84	27339	Pegasus Gold	Eklund Drilling
1986			21	7,440	21	7440	Pegasus Gold	Eklund Drilling
1987			57	20,480	57	20480	Pegasus Gold	Eklund Drilling
1988			204	88,590	204	88590	Pegasus Gold	Eklund Drilling
1989	2	827	133	52,300	135	53127	Pegasus Gold	Eklund Drilling
1990			61	22,860	61	22860	Pegasus Gold	Eklund Drilling
1991			93	42,145	93	42145	Pegasus Gold	Eklund Drilling
1992	1	180	86	43,800	87	43980	Pegasus Gold	Eklund Drilling
1993			181	79,425	181	79425	Pegasus Gold	Eklund Drilling
1994	1	550	89	46,565	90	47115	Pegasus Gold	Eklund Drilling
1995	11	7,064	323	221,015	334	228079	Pegasus Gold	Hyne, Lang, Boart Longyear, Eklund
1996	12	10,532	236	160,553	248	171085	Pegasus Gold	Lang, Boart Longyear, Eklund, Thunder Bay Testing
1997	1	1,009	386	192,126	387	193135	Pegasus Gold	Lange, Delong, Eklund
1998			84	33,540	84	33540	Pegasus Gold\Apollo Gold	Hackworth, Delong, Eklund
1999			50	12,550	50	12550	Apollo Gold	Delong Drilling
2000			274	76,475	274	76475	Apollo Gold	Delong Drilling
2001			73	21,075	73	21075	Apollo Gold	Delong Drilling
2002			208	62,120	208	62120	Apollo Gold	Delong Drilling, Eklund
2003			170	59,580	170	59580	Apollo Gold	Delong Drilling
2004			28	6,450	28	6450	Apollo Gold	Delong Drilling
2005					0	0
2006			2	635	2	635	Jipangu Exploration	Delong Drilling

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Year	Core		RC/Rotary/Sonic		All Holes		Company	Drill Company
	# of Holes	Footage	# of Holes	Footage	# of Holes	Footage
2007			211	91,100	211	91100	Jipangu Exploration	Delong Drilling
2008			245	104,245	245	104245	Jipangu Exploration	Delong Drilling, O'Keefe Drilling
2009			9	9,301	9	9301	Jipangu Exploration	O'Keefe Drilling
2010			32	19,485	32	19485	Jipangu Exploration	Delong Drilling
2011			66	31,190	66	31190	Jipangu Exploration	Delong Drilling
2012			63	33,555	63	33555	Jipangu Exploration	Delong Drilling
2013-2016					0	0
2017			18	7,130	18	7130	Rye Patch Gold	HD Drilling
2020			42	10,630	42	10630	Argonaut Gold	O'Keefe Drilling
2021	9	1,477	109	26,075	118	27552	Argonaut Gold	Alford Drilling, O'Keefe Drilling
2022	4	856	232	55,108	236	55964	Argonaut Gold	Alford Drilling, KB Drilling
2023	19	17,008	127	45,480	146	62488	Argonaut Gold	Major, Delong, Big Sky, Alford Drilling
2024			28	8,050	28	8050	Argonaut Gold	HD Drilling, Cascade Drilling
2025	14	6,840.5	442	53,673	456	60513.5	Integra Resources	HD Drilling, Big Sky Exploration, FCM Drilling, Cascade Drilling
2026 (to April 27)			165	31,555	165	31555	Integra Resources	HD Drilling, Harris Earth
Undated	26	14,110	564	267,939	590	282049
Total	104	61,607.5	5,366.0	2,130,355.0	5,470.0	2,191,962.5

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Figure 10-1: Drill Collars through April 27, 2026, Superimposed on 2023 End-of-Year Topography

Legend
Drill Collar : Integra Resources
Drill Collar : Prior Operators
Drill Trace : Integra Resources
Drill Trace : Prior Operators
Contour (10ft)
Florida Canyon Mine Property Boundary
INTEGRA RESOURCES
Florida Canyon Mine, Inc
Integra Resources Corporation
0
2,400
Feet
N
Florida Canyon Mine
Drill Collars over 2023
EOY Topography
58000
56000
54000
52000
50000
48000
46000
44000
46000
48000
50000
52000
54000
56000
58000
60000

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Figure 10-2: Collars of Drilled Holes by Integra Resources from 2024 to 2026, on Satellite Images

Legend
2024-2026 Drilling Collar
Blasthole (BH)
Core (PQ, HQ)
Reverse Circulation (RC)
Sonic
Drill Trace
Florida Canyon Mine Property Boundary
INTEGRA RESOURCES
5/7/2026
Florida Canyon Mine, Inc
Integra Resources Corporation
0
2,000
Feet
N
Florida Canyon Mine
Drill Collars
2024-2026
48000
50000
52000
54000
56000
58000
44000
46000
48000
50000
52000
54000
56000

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10.1.2 Drill Methods

10.1.2.1 Before 2020

At FCM 85% of the drilling was RC drilling that was completed by Pegasus and/or Apollo, between the years 1981 and 2004. Jipangu Exploration drilled 15%, and Rye Patch drilled less than 0.5% of the total RC holes prior to 2018. Several contractors were used as noted on Table 10-1. RC drilling was completed using wet methods, where water was injected down-hole from the collar until ground water intersected in the hole. The slurry of water and drill cuttings was directed to a rotating wet splitter, where the samples were reduced to approximately 10 to 15 lbs and collected in porous sample bags. Bags were pre-labeled with drill hole ID and sample interval. RC samples were collected at 5-foot intervals at the rig by the drill contractor.

RC holes were typically 5-1/4 inches in diameter with some 6-inch diameter holes also drilled. According to FCM personnel that were involved with the historic drilling, all RC was done using a standard RC configuration with a down-hole hammer and interchange (cross-over).

The 58 DDH core holes were a mix of 50% vertical and 50% angle drilling. Angled hole inclinations varied from 40 to 75 degrees. HQ (2-1/2 inch core diameter) and PQ (3-1/2 inch) core were drilled using standard wire line methods. Drill cores were boxed by the contractor into waxed cardboard boxes at the drill site. Footage blocks were included, and the boxes were labeled.

10.1.2.2 From 2020 to 2024 (Argonaut)

From 2020 to 2023, Argonaut drilled 542 holes for a total of 156,634 feet of drilling. Thirty-two (32) DDH core holes consisting of 19,341 feet of drilling and 510 holes totaling 137,293 feet of RC have been drilled since 2020. During these programs, a total of 54,687 assayed intervals have been added to the database.

In 2024, Argonaut also drilled 28 RC infill holes totaling 8,050 feet containing 1,600 assayed intervals.

RC drilling was completed using a wet down-the-hole hammer method. This method injects air and water to recover the cuttings from the drill hole. When cutting recovery decreases or drilling does not advance due to poor conditions, a tri-cone bit is used to complete the hole to depth. The diameter varies from 5 to 6 inches, depending on the bit used. Since 2020, RC drill holes were typically 5-1/4 inch in diameter with some collars being drilled with a 7-5/8 inch tri-cone when in unconsolidated material, and some 6-inch diameter holes were also drilled.

Recovered cuttings were delivered to a rotary splitter for sample collection. A sample of the split at the rig during drilling was collected by the drill contractors using a pre-labeled bag. Samples were collected at 5-foot intervals and typically ranged from 10 to 15 lbs in weight.

Two diameters of core have been collected since 2020. The primary core size was HQ (2-1/2 inch) with PQ (3-1/2 inch) being used only at the top of the hole where casing was required. Collection of core from the drill was completed using standard wireline methods with split core tubing sampling methods. All the core was washed and placed in core boxes.

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10.1.2.3 From 2025 to 2026 (Integra)

In 2025, Integra drilled 14 DDH core holes totaling 6,840.5 feet, including 10 geotechnical, 3 metallurgical, and 1 resource-infill hole. In addition, during 2005, 417 RC, totaling 48,991 feet, including 252 blastholes with a maximum depth of 28 feet for each hole within the south dump, were drilled. During the 2025 drilling program, 15 sonic holes totaling 2,757 feet as resource infill and 10 sonic holes totaling 1,925 feet within the north heap leach were drilled. During this period, a total of 10,514 assayed intervals have been added to the database.

In 2026, Integra drilled 165 resource infill RC holes totaling 31,555 feet.  During this period, a total of 6,261 assayed intervals were added to the database.

For the RC drilling, the same method used from 2020 to 2024 was applied to the 2025 and 2026 drilling programs by Integra.

The 14 DDH core holes in 2025 were angle-drilled. Angle of the hole varied from 45 to 80 degrees. HQ (2-1/2 inch) and PQ (3-1/2 inch) cores were drilled using standard wireline methods. Drill cores were boxed by the contractor into waxed cardboard boxes at the drill site. Footage blocks were included, and the boxes were labeled.

For the 2025 sonic drilling, a total of 25 vertical sonic drill holes were completed using 4-inch-diameter drill pipes. The sonic drilling was completed using a high-frequency vibratory drilling method. Drill hole depths ranged from 80 ft to 260 ft, with an average depth of 187 ft.

10.1.3 Logging Procedure

10.1.3.1  Before 2020

Limited information is available regarding the logging procedures used during drilling programs completed prior to 2020. The following summary has been compiled from available historical records.

Small portions of RC drill cuttings from each drilled interval were collected for geologic logging by placing a small sieve in the sample discharge stream during each interval. These samples were placed into standard compartmentalized RC chip trays, with each tray labeled with the drill hole ID and appropriate footage. The drill chips were logged by FCM geologists (or contract geologists) using binocular microscopes, with the geologic/mineralogic information recorded on standardized logging forms. Data routinely collected included lithology, texture, color, mineral assemblages, alteration, oxidation, hydrology data, and, often, sample recovery. Numeric integer codes are assigned to the various lithologies, mineralization and alteration types and intensities, and structural types to facilitate their incorporation into the geologic, grade, and metallurgical models of the deposit.

The DDH core surface was brushed and washed with water to remove drill mud and then photographed prior to logging and sampling. The drill core was logged for lithology, mineralization (style and mineral assemblages), alteration (type and degree), and structural features on standardized logging forms. The same integer coding system described for RC data logging is also used for incorporating core data into the various deposit models. Geotechnical data was routinely collected from drill core, including core recovery, Rock Quality Designation (RQD) data, fracture density data, qualitative rock hardness information, and quantitative rock strength data from point load tests. Once logging was complete, the cores were sampled at 5-foot intervals without splitting. Pegasus and/or Apollo personnel placed samples in pre-numbered cloth bags. Since the core was not split, there is no remaining core to review or re-log.

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10.1.3.2 From 2020 to 2024 (Argonaut)

The same logging procedure described in Section 10.1.3.1 was used for Argonaut RC holes. For DDH core holes, upon the core's arrival at the core shed, the core was placed on logging tables, washed, and prepared for logging. The logging included structure, geologic, and geotechnical parameters. While logging, sample intervals were identified and marked out for sampling. The sample intervals were based on geology, length of sample, and recovery. If no geologic reason for sampling was present, the core was cut in 3-foot to 5-foot intervals. Before being released for cutting, each box was photographed. The cutting personnel cut the samples with half the core placed in pre-numbered cloth bags and prepared for shipping to the assay laboratory. The other half was returned to the core box for storage and future use.

10.1.3.3 From 2025 to 2026 (Integra)

The logging procedures applied to the Integra RC holes during the 2025 and 2026 drilling programs were consistent with the procedures described in Section 10.1.3.1. For diamond drill core holes, once the core was received at the core facility, it was laid out on logging tables, washed, and prepared for detailed logging. Core logging included the collection of geological, structural, mineralization, and geotechnical information.

During the logging process, sample intervals were selected and marked for sampling based on observed geology, sample length, and core recovery. Where no specific geological control required a different sample interval, the core was generally sampled at 3-foot to 5-foot intervals. Prior to cutting, each core box was photographed to provide a permanent visual record.

Following photography and sample mark-up, the core was cut by designated personnel. One half of the core was placed into pre-numbered cloth sample bags for shipment to the analytical laboratory, while the remaining half was returned to the core box for storage and future reference.

For the sonic drill holes, recovered material was transported to the core facility for logging and sampling. Prior to logging, sample sleeves were cut open. Logging included the collection of lithologies ,oxidation and presence of carbon as well as recovery over the driller's marked depths. Sample intervals were then marked with flagging tape, a note of samples and footage to be taken was written on a whiteboard and then samples were photographed with this information included in each photo. Samples were placed in corresponding labeled sample bags. Generally, samples are taken at 5-foot intervals, sometimes larger or smaller depending on recovery.

10.1.4 Recovery

10.1.4.1  Before 2020

According to Taylor et al. (2002), recovery from RC drilling was generally good, but decreased when strongly fractured or broken ground was encountered. In these instances, tri-cone drilling was often implemented to improve sample recovery. RC and DDH core recovery data were not recorded in the FCM drill hole database. FCM should consider incorporating RC and core recovery data included in existing logs into the digital database so recovery vs grade analyses could be performed to determine if there is a relationship between metal grades and increased or decreased sample size for both drill types.

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10.1.4.2  From 2020 to 2024 (Argonaut)

For the 2020-2024 drill campaigns core recovery was recorded during logging (see Table 10-2).

Table 10-2: Core Recovery from 2020 to 2024

Recovery %	% of Intervals
>0 to ≤10	2.2
>10 to ≤20	0.8
>20 to ≤30	0.9
>30 to ≤40	2.0
>40 to ≤50	2.4
>50 to ≤60	1.8
>60 to ≤70	2.6
>70 to ≤80	3.8
>80 to ≤90	8.5
>90 to ≤100	71.4
>100	3.6

Recovery of RC cuttings was not recorded. Tri-cone drilling was implemented when RC recovery decreased, due to broken rock conditions.

10.1.4.3  From 2025 to 2026 (Integra)

For the 2025-2026 drill campaigns core and sonic recovery was recorded during logging (see Table 10-3).

Table 10-3: Core Recovery from 2025 to 2026

Recovery %	% of Core Intervals	% of Sonic Intervals
>0 to ≤10	1.3	5.7
>10 to ≤20	1.2	0.2
>20 to ≤30	0.9	0.8
>30 to ≤40	1.1	2.5
>40 to ≤50	1.5	3.5
>50 to ≤60	1.4	9.9
>60 to ≤70	2.8	19.2
>70 to ≤80	4.9	21.9
>80 to ≤90	10.6	11.2
>90 to ≤100	68.9	23.3
>100	5.4	1.8

Recovery of RC cuttings was not recorded. Tri-cone drilling was implemented when RC recovery decreased, due to broken rock conditions.

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10.1.5 Collar Survey

10.1.5.1  Before 2020

Collar locations were determined using FCM mine surveying equipment, by the Mine Engineering department (SRK, 2017). Since mining began in 1986, the Mine Survey Group has completed the collar survey for all holes drilled at FCM. The survey equipment used changed as survey methods advanced over the years.

10.1.5.2  From 2020 to 2024 (Argonaut)

All collar surveys were completed by the Mine Survey Group. The Mine Survey Group used Trimble GPS survey equipment, TSC3 and TSC5 data collectors with R2 and R10 rover units (< 1 inch accuracy). The survey equipment gathered and reported all data using the FCM survey grid.

10.1.5.3 From 2025 to 2026 (Integra)

All collar surveys were completed by the Mine Survey Group, geologists, or geological technicians. The Mine Survey Group uses Trimble GPS survey equipment, including TSC5 data collectors with R980 rover units (< 1 inch accuracy). Geologists and geological technicians also use a Geode multi-GNSS sub-meter receiver paired with an Android tablet for survey data collection. The Mine Survey Group survey equipment is configured to collect and report collar data in the FCM survey grid while the geologists and geological technicians survey data are downloaded and converted to FCM mine grid.

10.1.6 Down-Hole Surveys

10.1.6.1  Before 2020

About 20% of all drill holes completed by Pegasus/Apollo were down-hole surveyed, and 52% of the holes drilled from 1996 through 2002 were down-hole surveyed. Most down-hole surveys used Reflect Fotobor, or Maxibor multi-shot survey tools. Some were completed with magnetic single-shot survey tools. Down-hole surveys were completed by Wellbore Navigation, Inc., Silver State Surveys, Compulog, and WELNAV (Table 10-4 and Table 10-5).

Table 10-4: Down-Hole Surveys (1981-2016)

	Survey Provider	% Surveyed
Surveyed	Various Companies	15
Not Surveyed	Drill Log	4
	Unknown	81

Table 10-5: Down Hole Surveys (2017)

	Survey Provider	% Surveyed
Surveyed	IDS	39
Not Surveyed	N/A	61

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10.1.6.2  From 2020 to 2024 (Argonaut)

International Directional Services ("IDS") surveyed 42% of holes drilled since 2020. In 2023, Major Drilling (Major) used an OMNi-42 tool to survey 44 holes, representing 8% of all surveyed holes since 2020. Approximately 50% of all the holes drilled by Argonaut have been down-hole surveyed (see Table 10-6).

Table 10-6: Down-Hole Surveys (2020-2024)

	Survey Provider	% Surveyed
Surveyed	IDS	42%
	Major	8%
Not Surveyed	N/A	50%

Two holes drilled in 2020 used surface recording gyroscopic ("gyro") tools with 243 holes (84%) surveyed with a north-seeking gyro. These holes were completed by a down-hole survey contractor, IDS. Forty-four (44) or 15% of the holes were surveyed using an OMNi-42 Reflex tool.

10.1.6.3 From 2025 to 2026 (Integra)

Since 2024, HD Drilling surveyed 39% of holes drilled, Harris Earth surveyed 15% of holes drilled, Big Sky Exploration surveyed 2% of holes drilled, and Cascade Drilling surveyed 2% of holes drilled. Approximately 58% of all the holes drilled by Integra Resources have been down-hole surveyed (see Table 10-7). Of those holes not surveyed, approximately 96% were blastholes. The remaining 10 holes not surveyed (1.6% of all holes drilled) are missing due to varying reasons, such as hole re-drills, water wells drilled when we did not have the survey tool or lost surveys due to technical issues.

Table 10-7: Down-Hole Surveys (2025-2026)

	Survey Provider	% Surveyed
Surveyed	HD Drilling	39%
	Harris Earth	15%
	Big Sky Exploration	2%
	Cascade Drilling	2%
Not Surveyed	N/A	42%

A total of 167 holes drilled (46% of those surveyed) since 2025 were surveyed using an OMNi-42 Reflex tool (continuous or multi-shot) completed by drilling contractors HD Drilling, Harris Earth, Big Sky Exploration and Cascade Drilling. 193 holes drilled (54%) were surveyed with GyroMaster, completed by HD Drilling and Harris Earth.

10.1.7 QP Comments on Item 10 "Drilling" - Florida Canyon Mine

In the QP's opinion, drilling was conducted in accordance with industry-standard practices. The drilling, as performed, provides adequate coverage of the gold mineralization zones. Beginning in 2025, in addition to resource infill drilling, Integra designed a considerable number of drill holes to test mineralization within the south dump, north stockpile, and north heap leach.

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Collar and down-hole survey methods generally provided reliable sample locations. Drilling methods provided good core recovery. Logging procedures provide consistency in descriptions.

The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and deposit style. Drill orientations are generally appropriate for the mineralization style for the bulk of the deposit area.

Mineralization at FCM is generally controlled by bedding, bedding-parallel fracture systems, and cross-cutting joint sets. Drill hole orientations were designed to intersect the principal mineralized structures at moderate to high angles where practicable. Consequently, the sampled intervals are considered to reasonably represent the thickness and continuity of the mineralized zones; however, true widths may vary locally and cannot be determined with certainty for all mineralized intervals.

No factors were identified with the data collection from the drill programs that could significantly affect Mineral Resource and Mineral Reserve estimation.

10.2 Standard Mine

10.2.1 Introduction

The StdM drilling database comprises exploration, resource definition, and development drilling completed between 1981 and 2021 by several operators, including Cordex, Pegasus Gold, Apollo Gold, Standard Gold Mining Inc., Jipangu Exploration, and most recently Argonaut Gold.

The drilling database used for the current Mineral Resource estimate contains 1,522 drill holes totaling approximately 432,355 ft (131,780 m) of drilling. The database includes geological, survey, and analytical information used to support geological modeling, mineralized domain interpretation, and Mineral Resource estimation.

A summary of  drilling completed within the project area is presented in Table 10-8. The locations of drill holes used in the mineral resource estimate are shown in Figure 10-3.

Table 10-8: Standard Mine Drilling information

Year	Holes	Footage (ft)	Company - Hole Designation	Drill Contractor
2021	54	14,810	Argonaut Gold - STM-0001, STM-0054	O'Keefe Drilling
2013	9	630	Jipangu - SL13	DeLong
2012	140	36,390	Jipangu - C12, SL12	DeLong
2011	13	3,715	Jipangu - C11	DeLong
2010	94	26,995	Jipangu - C10	DeLong
2006	90	31,780	Jipangu - BC6, C6, H6, N6, V6	DeLong
2005	6	1,480	Apollo - N5	DeLong
2004	237	65,200	Apollo - N4, SP4, H4, BC4, T4, MW4	DeLong

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Year	Holes	Footage (ft)	Company - Hole Designation	Drill Contractor
2003	89	25,325	Apollo - S3, N3	DeLong
2003	4	1,151	4 core holes - COR	Boart Longyear
2002	380	92,704	Apollo - C2, N2, S2, T2 holes	DeLong & Eklund
2001	164	44,225	Apollo - C1, N1, S1, T1	DeLong
2001	5	607	5 core holes - COR	Longyear
2000	62	19,000	Apollo - S00 holes	DeLong
1999	42	11,775	Apollo - S99 holes	DeLong
1998	21	8,795	Pegasus - S98 holes	DeLong & Eklund
1992-93	34	15,915	Cordex - STD holes	Eklund
1992-93	2	225	2 core holes (STD-21, SM-35)	Longyear
1981-82	50	18,795	Cordex - SD	Eklund & Polar
NA	38	12,838	NA - B24, STAR, WS1, WS2	NA
Total	1,522	432,355

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Figure 10-3: Standard Mine (including Star and Valerie) Drill Hole Collar Locations with the Principal Mineralized Zone

Note: Figure prepared by BTAMS, 2026.

10.2.2 Drilling Database

Exploration drilling at StdM began during the early 1980s and continued intermittently through 2021. Drilling programs were completed to evaluate known mineralized zones, expand existing resources, and test prospects within the StdM district, including the High Standard, Buffalo Canyon, Star, and Valerie areas.

The majority of drilling was completed using RC methods, supplemented by a limited number of diamond core holes. Historical drilling campaigns conducted by Cordex, Pegasus Gold, Apollo Gold, Standard Gold Mining Inc., and Jipangu Exploration account for most of the drilling contained within the current database.

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The most recent drilling campaign was completed by Argonaut Gold Corp. in 2021 and consisted of 54 RC drill holes totaling 14,810 ft. No drilling has been done by Integra.

10.2.3 Drill Hole Information

The StdM drilling database contains a total of 1,522 drill holes and 80,970 analytical intervals. The database is composed predominantly of RC drilling, which accounts for 1,511 drill holes totaling 430,372 ft.

A total of 11 diamond core holes totaling 1,983 ft were completed within the project area. These core holes provided additional geological and structural information to supplement the RC drilling database.

The spatial extent of the drilling database covers the principal mineralized zones of the StdM district, including the StdM, High Standard, Buffalo Canyon, Star, and Valerie deposits.

10.2.4 Recovery

Systematic core and RC recovery data were not available to the QP and recovery measurements are not recorded within the drilling database used for the Mineral Resource estimate.

Although recovery information is not available, no evidence of significant drilling, sampling, or recovery issues was identified during the review of the available drilling, geological, and assay data. The continuity of mineralization observed between drill holes and the consistency of geological and assay results do not suggest that sample recovery materially affected the interpretation of mineralization or the reliability of the assay database.

Based on the available information, the QP is not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy or reliability of the exploration results or Mineral Resource estimate.

10.2.5 Collar Survey

Collar coordinates contained within the StdM drilling database are reported on the FCM survey grid. No additional documentation describing the collar survey methods, equipment, or accuracy was available to the QP for review.

The collar survey data were used in previous Mineral Resource estimates and remain the basis for the current geological modeling and Mineral Resource estimation. No material issues related to collar locations were identified during the review of the drilling database.

10.2.6 Downhole Survey

Downhole survey information is available for only the most recent portion of the drill hole database, 51 drill holes out of 1523. The most recent drilling campaign completed by Argonaut Gold Corp. in 2021 included downhole surveys in all drill holes. Survey measurements were collected at approximately 50 m intervals throughout each hole. This survey spacing is consistent with, and in many cases exceeds, industry-standard practices for RC drilling programs of comparable depth and geological complexity.

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The available survey information has been reviewed and incorporated into the current geological and Mineral Resource models. For most of the drill holes lacking downhole survey information, assumptions consistent with previous resource models were maintained.

Given the relatively shallow nature of much of the drilling, the generally limited deviation expected in RC drill holes, and the comprehensive survey coverage of the 2021 drilling program, the QP considers the available survey information adequate for Mineral Resource estimation purposes.

10.2.7 Geological Logging

Drill holes were geologically logged by company geologists and geological technicians according to procedures appropriate for exploration and resource definition drilling.

Geological logging generally included descriptions of:

• lithology

• alteration

• oxidation

• mineralization

• structure, where observed

These geological observations formed the basis for lithological interpretations, mineralized wireframes, oxidation modeling, and geological domain construction used in the Mineral Resource estimate.

10.2.8 Drilling Distribution and Orientation

Drilling density varies throughout the project area and generally reflects the intensity of historical exploration and mining activity.

The highest drill densities occur within the StdM and High Standard areas where drilling was completed to support resource definition and historical mine planning. Lower drill densities occur in portions of the Star, Valerie, and Buffalo Canyon areas where exploration drilling has been more limited.

The overall drilling distribution is considered sufficient to support the geological interpretations and Mineral Resource classification criteria described in Chapter 14.

Drill holes were generally oriented to intersect the principal mineralized zones; however, the orientation of mineralization varies throughout the property due to the combined influence of stratigraphic and structural controls. As a result, the relationship between sampled interval lengths and true mineralized thickness cannot be determined with certainty for all mineralized intercepts. Nevertheless, the available drilling is considered adequate to support geological interpretation and Mineral Resource estimation.

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10.2.9 QP Comments on Item 10 "Drilling" - Standard Mine

In the QP's opinion, drilling was conducted in accordance with industry-standard practices. The drilling, as performed, provides adequate coverage of the principal zones of gold mineralization identified within the StdM area, including the StdM, Star, Valerie, and associated mineralized zones.

Collar and down-hole survey information provide adequate control on drill hole locations for the purposes of geological interpretation and Mineral Resource estimation. Although down-hole survey information is available for only a portion of the historical drilling database, all drill holes completed during the 2021 drilling campaign were surveyed at regular intervals, and assumptions regarding drill hole trajectories for historical holes lacking survey information were maintained consistent with previous Mineral Resource estimates.

Systematic RC and core recovery data were not available to the QP and recovery measurements are not recorded within the drilling database used for the Mineral Resource estimate. Although recovery information is not available, no evidence of significant drilling, sampling, or recovery issues was identified during the review of the available drilling, geological, and assay data. The continuity of mineralization observed between drill holes, the consistency of geological interpretations, and the overall coherence of assay results do not indicate that sample recovery materially affected the interpretation of mineralization or the reliability of the assay database.

Logging procedures were sufficiently detailed and provide consistency in geological descriptions and mineralized domain interpretation. The collected sample data adequately reflect the dimensions, continuity, and style of mineralization present within the StdM area.

Drill holes were generally oriented to intersect the principal mineralized zones; however, the orientation of mineralization varies throughout the property due to the combined influence of stratigraphic and structural controls. As a result, the relationship between sampled interval lengths and true mineralized thickness cannot be determined with certainty for all mineralized intercepts. Nevertheless, the available drilling is considered adequate to support geological interpretation and Mineral Resource estimation.

The quantity and quality of the drilling, logging, collar survey, and down-hole survey information are considered sufficient to support geological interpretation and Mineral Resource estimation. The absence of recovery data limits the ability to evaluate potential relationships between sample recovery and grade distribution; however, based on the available information, the QP is not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy or reliability of the exploration results or Mineral Resource estimate.

No factors were identified with the data collection from the drill programs that could significantly affect Mineral Resource estimation.

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11 SAMPLE PREPARATION, ANALYSIS, AND SECURITY

11.1 Florida Canyon Mine

11.1.1 Sampling

11.1.1.1 Before 2020

Limited information is available regarding the procedures applied to the legacy FCM database prior to 2020. Based on the limited information available, the following descriptions of sampling procedures have been compiled. Although documentation of legacy sampling procedures is limited, the available information, together with historical production records, reconciliations, and subsequent database validation work, provided sufficient confidence for the legacy data to be retained and used in geological interpretations and Mineral Resource estimation.

RC drilling was completed using wet methods, where water was injected down-hole from the collar until groundwater was intersected in the hole. The slurry of water and drill cuttings was directed to a rotating wet splitter, where the samples were reduced to approximately 10 to 15 lbs and collected in porous sample bags. Bags were pre-labeled with drill hole ID and sample interval. The drilling contractor collected RC samples at 5-foot intervals at the rig. Small portions of drill cuttings from each drilled interval were collected for geologic logging by placing a small sieve in the sample discharge stream during each drill interval. These samples were placed into compartmentalized RC chip trays, with each tray appropriately labeled.

In DDH holes, the cores were sampled at 5-foot intervals without splitting. Pegasus and/or Apollo personnel placed the samples in pre-numbered cloth bags. Since the cores were not split before 2020, there is no remaining core to review or re-log. Because the core was sampled in its entirety and no retained core remains from the pre-2020 programs, independent re-logging and direct verification of these historical core intervals are not possible. However, this limitation is partly mitigated by the long production history of the operation, historical reconciliations, and subsequent validation of the database, which support the use of these data in geological interpretation and Mineral Resource estimation.

11.1.1.2 From 2020 to 2024 (Argonaut)

For reverse-circulation holes, representative sample splits were collected at the drill rig and placed in pre-labeled sample bags. Samples were generally collected at 5-foot intervals and typically weighed approximately 10 to 15 pounds. .

For diamond drill core holes, the core was cut in half, with one half submitted for analysis and the remaining half retained for future reference. Core samples were generally collected at 5-foot intervals.

11.1.1.3 From 2025 to 2026 (Integra)

For the 2025 and 2026 Integra drilling programs, the same general sampling process as in previous programs was followed. Core samples were delivered to Lovelock, Nevada, where Integra had established a new core facility for sample handling, logging, and processing. RC samples were collected at the drill rig and shipped directly from the FCM site to American Assay Laboratories (AAL) in Sparks, Nevada, for analysis. Representative chip samples were also collected in chip trays for geological logging at the FCM site.

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RC samples were collected from recovered drill cuttings at the drill rig using standard RC sampling procedures. The cuttings were passed through a splitter, and representative sample splits were collected in pre-labeled sample bags. RC samples were generally collected at 5-foot intervals, consistent with the sampling approach used in previous programs.

For diamond drill holes, core was transported to the core facility, where it was laid out, washed, photographed, logged, and marked for sampling. Sample intervals were selected based on observed geology, mineralization, alteration, and recovery conditions. Where no specific geological control required a different interval, the core was generally sampled at 3-foot to 5-foot intervals. The core was cut in half, with one half placed into pre-numbered sample bags for submission to the analytical laboratory and the remaining half retained in the core box for storage and future reference.

For Sonic holes sonic core samples were transported in sample bins to the core facility, where the sample bags were staged on a rolling table, sonic bags cut open, photographed, geologically logged, and marked for sampling by the geologist. Sample intervals were selected based on observed geology, mineralization, alteration and oxidation conditions. Samples were generally collected at 5-ft intervals, with individual sample lengths ranging from 0.5 ft to 12.5 ft. Prior to assay submittal, samples were homogenized using a Gilson SP-1 sample splitter, and a representative 2-7 lb split was collected for assay and inclusion in the Mineral Resource database. The remaining sample material was submitted for metallurgical test work at the FCM Laboratory and the Wood Process Services Laboratory in Winnemucca, Nevada.

11.1.2 Sample Preparation

11.1.2.1 Before 2020

Between 1991 and 2020, the drilling and preparation of RC and DDH core samples at AAL consisted of drying the entire sample at approximately 110 degrees C, then jaw-crushing the entire sample to 100%, passing 6-mesh. A riffle splitter was used to split out approximately 500 grams, which was pulverized with a ring and puck pulverizer to a nominal -150 mesh. The pulp was then roll-mixed and transferred to a sample envelope.

11.1.2.2 From 2020 to 2024 (Argonaut)

The preparation of RC samples from 2020 consisted of drying all the samples at approximately 110 degrees C. The sample was then crushed by a jaw crusher to a greater than 70% passing at 2 mm (10 mesh). The sample is then split to 300 grams, using a Jones Splitter which is then pulverized with a ring and puck to greater than 85% passing -75µm.

The same general preparation procedures used for RC samples are also used for DDH core samples. After drying, the entire core sample was jaw-crushed to -0.75 inches, and a 3 to 4 lb sub-sample is collected using a riffle splitter. The smaller split was then crushed, split, and pulverized following the same procedures as applied to RC samples.

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11.1.2.3 From 2025 to 2026 (Integra)

For the 2025 and 2026 Integra drilling programs, sample preparation followed procedures generally consistent with those used in previous programs. RC samples were first dried, then crushed to achieve the required particle-size reduction. A representative split was collected from the crushed material and subsequently pulverized to produce a fine pulp suitable for geochemical analysis.

Diamond drill core samples were prepared using a similar overall approach. After drying, the core samples were crushed, and a representative sub-sample was obtained using standard splitting procedures. The split material was then further crushed, split as required, and pulverized following the same general preparation sequence applied to the RC samples. This process was intended to produce a homogeneous pulp suitable for laboratory analysis.

11.1.3 Analytical Procedure

11.1.3.1 Before 2020

Between 1991 and 2012, drilling was analyzed for gold at AAL by fire assay using a 30-gram aliquot. AAL is an accredited analytical lab. AAL has been FCM's primary analytical lab since 1990 and is a reputable Nevada-based analytical lab servicing the mining industry. AAL is an ISO/IEC 17025:2005 accredited analytical lab and is Nevada Department of Environmental Protection approved.

Gold was analyzed by fire assay using a 30-gram aliquot. After fusion, the gold content was determined by atomic absorption (AA) spectrometry. All samples that return gold values greater than 0.30 ounces per ton (oz/ton) are re-assayed with a gravimetric finish. AAL included quality control standards and blanks with each sample batch and routinely performed duplicate analyses on about 10% of all sample pulps.

The sample analytical procedures used for 2017 were fire assay lead-collection methods for a 30-gram sample size, with ICP AES determinations having a 0.001 oz/ton detection limit. Analytical certificates from AAL provide the gold assays in both parts per million (ppm) and equivalent oz/ton values. The drill hole database used gold values as oz/ton.

Starting in June of 2008, FCM instructed AAL to change procedures on the lab sample duplicate assay procedures. The previous method was to complete the second analysis on the original pulp. The current procedure is completed on a new pulp made from the coarse rejects, providing a more in-depth analysis of the sample duplicates at the lab.

11.1.3.2 From 2020 to 2024 (Argonaut)

After sample preparation in AAL, 30-grams of pulp are measured and placed in a ceramic crucible with litharge, sodium carbonate, borax and flour and melted at 1080 degrees Celsius (°C). The resulting 25-50-gram lead button is then cupelled in a magnesite cupel at 900 °C for 60 minutes. The bead is then digested with concentrated nitric acid. Hydrochloric acid is added to generate chlorine and nitosoyl chloride. Digested sample is read on an ICP-OES.

If the result of the gold fire assay (AuFA) ICP test is greater than 10.0 ppm then an AuFA gravity test is prepared on a 30-gram sample of the pulp and placed in a ceramic crucible with litharge, sodium carbonate, borax and flour and melted at 1080 °C. The resulting 25-50-gram lead button is then cupelled in a magnesite cupel at 900 °C for 60 minutes. The bead is then digested with concentrated nitric acid. The resulting material is then weighed to measure the amount of gold within the original sample and reported in parts per million.

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If the AuFA-ICP grade is greater than 0.150 ppm a cyanide digestion assay test will be performed. Thirty (30) grams of sample pulp are weighed and prepared for sample digestion. Sample digestion is completed using un-heated 0.3% sodium cyanide solution for 2.0 hours tumble at room temperature. Digested samples are read on an ICP-AES, reported in ppm. The gold lower detection limit is 0.010 ppm and the gold upper detection limit is 100 ppm.

If the Au ppm is greater than 0.150 ppm then a preg-robbing test is performed. Thirty (30) grams of sample pulp are weighed and prepared by adding a pre-determined amount of gold for sample digestion. Sample digestion is completed using un-heated 0.3% sodium cyanide solution for 2.0 hours tumble at room temperature. Digested samples are read on an ICP-AES, reported in ppm. The difference between the Au ppm grade after original Au ppm plus the added Au ppm, and the second Au ppm indicates how much gold, in ppm, is likely to be affected by the carbon.

To measure total carbon and total sulfur, 0.3 grams of the sample is heated to > 2,000 °C, in an induction furnace, to generate CO2 and SO2. To measure organic carbon and sulfide contents, 0.3 grams of sample are digested in an HCl leach, then placed in an induction furnace heating samples to >2000 °C to generate CO2 and SO2. Analysis was completed using an ELTRA C/S Analyzer. Total carbon, organic carbon, and total sulfur were measured directly, whereas inorganic carbon was calculated from the measured carbon values. Sulfide and sulfate contents were determined according to the laboratory's analytical procedures..

AAL's analytical quality assurance / quality control (QA/QC) program for FCM samples reportedly consisted of inserting one standard, one blank and at least four duplicate pulps for every batch of 50 samples assayed. AAL also continually monitored their lab performance by participating in the CANMET round-robin surveys.

11.1.3.3 From 2025 to 2026 (Integra)

For the 2025 and 2026 Integra drilling programs, prepared pulp samples were analyzed for gold by fire assay with an atomic absorption (AA) finish at American Assay Laboratories (AAL), an ISO/IEC 17025:2005 accredited analytical laboratory approved by the Nevada Department of Environmental Protection (NDEP).  This method was used as the primary analytical procedure for routine gold determinations. Samples returning elevated gold values may have been re-analyzed using an appropriate higher-grade method, where required by laboratory protocols.

Where applicable, additional cyanide-soluble gold and preg-robbing tests were completed on selected samples to evaluate metallurgical response and the potential influence of carbonaceous material on gold recovery. Carbon and sulfur analyses were also completed on selected samples to determine total carbon, organic carbon, inorganic carbon, total sulfur, sulfide, and sulfate contents.

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Laboratory QA/QC procedures included the insertion and monitoring of certified reference materials, blanks, and duplicate samples as part of the analytical batches. These procedures were used to monitor analytical accuracy, precision, and potential contamination during sample preparation and analysis.

11.1.4 Quality Assurance and Quality Control

11.1.4.1 Pre-Argonaut

Prior to 2017, there was no formal QA/QC program in place; however, there are a few data points in the FCM database for some of the QA/QC programs that are presented in Table 11-1. For this period, QA/QC was limited to inserting only duplicate samples. The rate of duplicate insertion was below the standard recommended by industry which is generally accepted to be 5% of samples (see Table 11-1).

Table 11-1: QA/QC Programs Prior to 2017

Year	Rotary/RC Samples	Core Samples	RC & Core Samples	Blank	Standard	Field Duplicate	Pulp Duplicate	% Of Total Assays
1984	7,539	0	7539	N/A	N/A	6	N/A	0.07
1995	40,663	1,438	42101	N/A	N/A	11	N/A	0.03
1996	31,595	1,256	32851	N/A	N/A	5	N/A	0.01
1997	38,598	583	39181	N/A	N/A	5	N/A	0.01
1998	11,501	0	11501	N/A	N/A	1	N/A	0.01
2003	11,996	626	12622	N/A	N/A	1	N/A	0.01
2007	17,583	0	17583	N/A	N/A	11	10	0.11
2008	20,819	0	20819	N/A	N/A	3	5	0.04
2011	6,145	0	6145	N/A	N/A	12	9	0.34
2012	6,546	0	6546	N/A	N/A	N/A	15	0.23
2013-2016	N/A	N/A	N/A	N/A	N/A	N/A	127	N/A

An official QA/QC program was undertaken in 2017, during which the Rye Patch exploration team added standards and blanks samples to the sample stream. In addition to Rye Patch, AAL inserted 372 pulp duplicate samples (see Table 11-2).

Table 11-2: QA/QC Programs in 2017

Year	Rotary/RC Samples	Core Samples	RC & Core Samples	Blank	Standard	Field Duplicate	Pulp Duplicate	% Of Total Assays
2017	1,348	0	1,348	13	225	N/A	372	45.2

In 2017, the material used for the blanks was purchased from Moment Exploration Geochemistry (MEG), including MEG-blank 14.01 and MEG-blank 14.04. Blanks were inserted at a rate of approximately one per 104 samples.

Standards were purchased from MEG and inserted at approximately a rate of 16 standards per 100 samples.

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Eleven certified reference materials (CRMs), obtained from MEG, were used during the 2017 drilling program, covering low-grade gold to a maximum of 5.40 ppm gold. Table 11-3 shows the CRMs used and their expected values and standard deviation for gold.

Table 11-3: List of Certified Reference Materials Used in the 2017 Drilling Program

Certified Reference Material	Year	Certified Value	- 3 Std dev	+ 3 Std dev
MEG-Au.09.08	2017	5.40	4.836	5.964
MEG-Au.10.03		0.06	0.042	0.078
MEG-Au.11.13		1.80	1.557	2.043
MEG-Au.12.11		1.50	1.257	1.338
MEG-Au.12.13		0.90	0.723	1.077
MEG-Au.12.20		0.50	0.437	0.563
MEG-Au.12.21		0.14	0.113	0.167
MEG-Au.12.23		0.29	0.209	0.371
MEG-Au.12.25		0.72	0.624	0.816
S105006X		4.50	4.203	4.797
S107007X		1.50	1.296	1.704

11.1.4.2 From 2020 to 2024 (Argonaut)

FCM implemented formal QA/QC programs for the 2020 to 2024 drill campaigns. These included submission of blanks, CRM's, field duplicates, and completion of a check assay program. In addition to the FCM-introduced QC samples, AAL inserted their own independent check samples and duplicate samples. A summary of the QA/QC sample numbers by year is included in Table 11-4.

Table 11-4: Argonaut (QA/QC Programs 2020-2024)

Year	Rotary/RC Samples	Core Samples	RC & Core Samples	Blank	Standard	Field Duplicate	Pulp Duplicate	% Of Total Assays
2020	2,106	0.00	2,106	20	118	132	179	21.3
2021	4,947	41.00	4,988	65	373	520	780	34.9
2022	10,366	386.00	10,752	129	685	846	1,482	29.2
2023	8,714	3969.00	12,683	185	926		1,638	21.7
2024	1,600	0.00	1,600	25	96	132	0.00	15.8

From 2020 to 2024, the material used for the blanks was purchased from MEG, including MEG-blank 14.01 and 14.04 (for drilling program 2020), MEG-blank 17.12 (for drilling programs 2020, 2021, and 2022), MEG-blank 21.01 (for drilling programs 2022 and 2023) and MEG-blank 21.03 for drilling program 2023 and 2024. Blanks were inserted at a rate of approximately one per 100 samples from the 2020, 2021, 2022, 2023, and 2024 drilling programs.

Standards were purchased from MEG or inserted at a rate of approximately 5, 7, 6, and 7 standards per 100 samples for the 2020, 2021, 2022, 2023, and 2024 drilling programs, respectively.

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Twelve (12) CRMs obtained from MEG were used during the 2020 to 2024 drilling programs, covering low-grade gold to a maximum of 1.723 ppm gold. Table 11-5 shows the CRMs used and their expected values and standard deviation for gold.

Table 11-5: List of Certified Reference Materials Used in the 2020-2024 Drilling Program

Certified Reference Material	Year	Certified Value	- 3 Std dev	+ 3 Std dev
MEG-Au.17.04	2020, 2021, 2022, 2023, 2024	0.022	0.013	0.031
MEG-Au.17.08	2020, 2021, 2022	0.41	0.35	0.47
MEG-Au.17.21	2020, 2021, 2022	1.107	0.906	1.308
MEG-Au.17.23	2020, 2021	0.126	0.108	0.144
MEG-Au.19.05	2020, 2021, 2022	0.663	0.492	0.834
MEG-Au.19.07	2022	0.331	0.277	0.385
MEG-Au.19.08	2021	0.2	0.182	0.218
MEG-Au.19.09	2022, 2023, 2024	0.711	0.615	0.807
MEG-Au.19.10	2020, 2021, 2022, 2023, 2024	0.813	0.705	0.921
MEG-Au.19.11	2022	1.26	1.173	1.347
MEG-Au.21.01	2022, 2023	0.407	0.338	0.476
MEG-Au.21.05	2022, 2023, 2024	1.723	1.447	1.999

Duplicates could be either field or pulp duplicates. The field duplicate was used just for RC holes and it was taken from the cyclone splitter reject outlet weighing approximately 10 to 15 lbs. For 2020, 2021,  2022, and 2024 drilling programs, field duplicate samples were taken at a rate of 6, 10, 8, and 8 per 100 samples, respectively. The laboratory took pulp duplicate samples from the reject material at a rate of one 8, 16, 14, and 13 per 100 samples for the 2020, 2021, 2022, and 2023 drilling samples, respectively. Pulp duplicates were inserted at the laboratory manager's discretion.

11.1.4.3 From 2025 to 2026 (Integra)

For the 2025 to 2026 drilling programs, FCM implemented formal QA/QC programs, including submission of blanks, CRM's, field duplicates, coarse reject duplicates, pulp reject duplicates, and completion of a check assay program. In addition to the FCM-introduced QC samples, AAL inserted their own independent check samples and duplicate samples. A summary of the QA/QC sample numbers by year is included in Table 11-6.

Table 11-6: Integra (QA/QC Programs 2025-2026)

Year	Rotary/RC Samples	Sonic Samples	Core Samples	RC, Sonic, & Core Samples	Blank	Standard	Field Duplicate	Coarse Reject Duplicate	Pulp Reject Duplicate	% Of Total Assays
2025	8,229	912	1373.00	10,514	440	415	683	66	82	16.0
2026	6,261	N/A	N/A	6,261	504	354	743	11	11	25.9

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From 2025 to 2026, the material used for the blanks was mostly Bagged Marble Chip Landscape Rock purchased from Home Depot, as well as blanks from MEG, including MEG-blank 21.2 and 21.3 (for drilling program 2025) and MEG-blank 21.2 and 21.3 (for drilling programs 2026). Blanks were inserted at rates of approximately 4 and 8 per 100 samples from the 2025 and 2026 drilling programs, respectively.

Standards were purchased from MEG and inserted at a rate of approximately 4 and 6 standards per 100 samples for the 2025 and 2026 drilling programs, respectively.

Eight (8) CRMs obtained from MEG were used during the 2025 to 2026 drilling programs, covering low-grade gold up to 1.723 ppm. Table 11-7 shows the CRMs used and their expected values and standard deviation for gold.

Table 11-7: List of Certified Reference Materials Used in the 2025-2026 Drilling Program

Certified Reference Material	Year	Certified Value	- 3 Std dev	+ 3 Std dev
MEG 17.04	2025-2026	0.022	0.013	0.031
MEG 17.09		0.767	0.629	0.905
MEG 17.22		0.715	0.652	0.778
MEG 19.10		0.813	0.705	0.921
MEG 21.01		0.428	0.356	0.5
MEG 21.05		1.723	1.447	1.999
MEG 22.04		2.625	2.292	2.958
MEG 22.01		0.299	0.275	0.323

Integra used three types of duplicates for the 2025 to 2026 drilling program: field, coarse reject, and pulp reject. The field duplicate was used only for RC holes and was taken from the cyclone splitter reject outlet, weighing approximately 10 to 15 lbs. For the 2025 and 2026 drilling programs, field duplicate samples were taken at rates of 6 and 12 per 100 samples, respectively. For the 2025 drilling program, only 66 coarse reject samples and 82 pulp-reject samples were collected for a total of 10,514 sample intervals. For the 2026 drilling program, 11 coarse reject samples and 11 pulp reject samples were taken for a total of 6,261 sample intervals.

11.1.5 Database

11.1.5.1 Before 2020

The data available before 2017 from the legacy data are the Excel files of collar, survey, lithology, and assay files. Since 2020, FCM staff have located all historical paper data, including geologic logs, assay files, and survey files. These paper files have been scanned and digitized for import into the database. Once the data was imported, the data was verified for accuracy with the paper data. Only data that has had the validation completed was included in the database for modelling.

11.1.5.2 From 2020 to 2024 (Argonaut)

Data is stored in a GeoSequel database.

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Several different methods for geologic and geotechnical data entry have been performed to enter the data into the database. In 2020 and 2021, data entry personnel entered the geology and geotechnical data into a series of Excel templates with extensive pick lists and validation rules. The logging geologist checked the digital file against the paper original and signed off on a printed copy of the captured data. The data was imported into Leapfrog software to check drill hole collars were in the correct location and drill hole data was complete. This process was overseen by the on-site database manager. The original paper capture forms were filed by drill hole. PDF versions are stored on the FCM server and identified by drill hole ID. Since 2022, geologic logging was performed using the GeoSequel logging tool, GeoSequel Logger, where the geology was entered directly into the database. Each logging table has limited columns and selections for each column, which correspond with the previously described Excel template.

Assay data is imported as text upon receipt from the laboratory, retaining the original laboratory codes. Text is translated to numeric values within the database. Assay results are not reported from the database, until they have been QA/QC vetted. Assay results for blanks and standards are compared with expected results via database queries. Each result is graphed and validated by the senior geologist. After QA/QC validation, assays are assigned a passing or failing designation. Upon failure of the standard or blank, the failed standards and blanks and their corresponding assay batch are re-run until the results pass validation. The most recent assays for each failed batch were then utilized in the database.

QA/QC data is continuously reviewed as it is imported into the database. Comprehensive QA/QC reports are generated by a senior geologist and reviewed by senior staff at the end of each drilling campaign.

11.1.5.3 From 2025 to 2026 (Integra)

In 2025, the drilling database was moved from GeoSequel into Seequent's MxDeposit.

Logging information is input directly into MxDeposit by the geological team with automated QA/QC measures in place to prevent gaps and overlaps between intervals. Each logging table has limited columns and selections in drop-down lists that correspond to prior logging efforts and modeling efforts. The data is then exported from MxDeposit and imported into Leapfrog for spatial review by the geologists. A csv copy of the full database is stored on the FCM and Integra servers.

Upon receiving assay certificates, assay data is imported as .csv and .pdf directly into MxDeposit for QA/QC review. The database manager has set up all standards and blanks in MxDeposit with their certified values, so they will signify failures upon importing the assays. Any failures of standards and blanks are discussed with the geological team, and re-runs are requested to +/-10 samples from the failed reference material sample until the results pass validation.  The most recent assays for each failed batch were utilized in the database.

11.1.6 Sample Security

11.1.7 Before 2020

Very limited information is available regarding sample security practices prior to 2020. Available records indicate that samples were stored at FCM and transported to AAL by an independent contractor. Upon receipt, AAL verified the shipment against the submitted sample list to confirm all samples were received.

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Although documentation of pre-2020 sample security procedures is limited, the available information and subsequent database validation indicate that sample security procedures were adequate to support the use of these data in Mineral Resource estimation.

11.1.7.1  From 2020 to 2024 (Argonaut)

From 2020 to 2024 , FCM maintained formal chain-of-custody procedures during all segments of sample transport.

RC samples were collected at the drill site and put into a single bin until the hole was completed. Upon abandonment of the hole, the drillers delivered the bin to a secure location on the mine site for storage until the samples were picked up by the AAL pickup\delivery truck. When the AAL driver received the bin, the QA/QC samples were given to the driver. A list of the samples, including the QA/QC samples, was emailed to AAL. Upon arrival at the lab, the samples were placed in the receiving area, and then an inventory of the samples was completed. Upon completion of the inventory, the list was sent back to FCM geologists to verify all samples were received at the lab.

The DDH samples were delivered to a secure location on the mine site (in the same location as the RC samples) at the end of each shift. The core boxes were then picked up by core logging and cutting contractors and taken to the Lovelock, NV core shed. The core was logged and cut to geologist specifications on a Husqvarna core saw. The samples were placed in one bin per hole and stored for pick up by AAL delivery staff. The procedure for AAL pick-up was the same as for the RC samples. The core shed was always locked except when active logging or cutting was being performed. The core shed was secured with locked gates and a security system to stop unauthorized entry.

11.1.7.2 From 2025 to 2026 (Integra)

From 2025 to 2026, FCM maintained formal chain-of-custody procedures during all segments of sample transport, similar to the previous drilling.

RC samples were collected in bags at 5-foot intervals and laid out on the drill pad by the drilling contractor. An FCM geotechnician then inspected the samples in the field and cross-checked them against the cut sheets to confirm that all sample intervals were present and in the correct order, noting any missing intervals or inconsistencies. The samples were then loaded into pickup trucks and transported to a secure laydown yard at the FCM site. Once received at the laydown yard, the samples were offloaded into sample bins, and QA/QC samples were inserted before shipment. AAL collected the sample bins from the site and transported them to its laboratory. A sample submittal list, including all routine and QA/QC samples, was emailed to AAL prior to shipment. Upon arrival at the laboratory, the samples were placed in the receiving area and inventoried. After the inventory was completed, the sample list received was returned to FCM geologists for verification to confirm that all submitted samples had been received by the laboratory.

The DDH samples were delivered to a secure location on the mine site (in the same location as the RC samples) at the end of each shift. The core boxes were then picked up by FCM geotechnicians and taken to the Lovelock, NV, core shed. The core was photographed, geologically logged, sampled, and cut to geologist specifications on a Husqvarna core saw. The samples were placed in one bin per hole and stored for pick up by AAL delivery staff. The procedure for AAL pick-up was the same as for the RC samples. The core shed was always locked except when active logging or cutting was being performed. The core shed was secured with locked gates and a security system to stop unauthorized entry

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Sonic samples were collected at the drill site and put into a single bin until the hole was completed. Upon abandonment of the hole, the drillers delivered the bin to the core yard facility at Lovelock, Nevada. The sonic core was photographed, geologically logged, sampled, and riffled split to obtain a representative sample for assay. The samples were placed in one bin per hole and stored for pick up by AAL delivery staff. The procedure for AAL pick-up was the same as for the RC and DD samples. The core shed was always locked except when active logging or cutting was being performed. Similar to the storage of DDH, the core shed was secured with locked gates and a security system to stop unauthorized entry.

11.1.8 QP Comments on Item 11 "Sample Preparation, Analyses, And Security" - Florida Canyon Mine

The QP reviewed all sample preparation procedures, analytical procedures, and security measures employed prior to 2017 and measures employed by FCM for the drilling campaign between 2020 to 2026.

The QP believes that although previous practices and procedures prior to Argonaut's purchase of FCM may not have met current best industry practices, based upon historical FCM production and reconciliations, it is deemed that previous entries into the drillhole database are also acceptable for Mineral Resource estimation.

In the opinion of the QP, the sampling preparation, security, and analytical procedures used during 2017 by Rye Patch, 2020 to 2024 by Argonaut, and then from 2025 to 2026 by Integra are consistent with generally accepted industry best practices and are, therefore, adequate for Mineral Resource and Reserve estimation.

In the QP's opinion:

  Sample collection, preparation, analysis, and security for the RC and core drill programs follow industry-standard gold deposit methods.
  Drill programs included inserting blank, duplicate, and standard reference material samples in the Rye Patch, Argonaut, and Integra drilling campaigns.
  QA/QC program results do not indicate any problems with the analytical programs (refer to discussion in Section 12).
  Data is subject to validation, which includes checks on surveys, collar coordinates, and assay data. The checks are appropriate and consistent with industry standards (refer to discussion in Section 12).
  For future drilling programs, the QP recommends that the insertion rate for coarse reject and pulp reject duplicates be increased to better align with generally accepted industry QA/QC practice. As a guideline, the QP recommends inserting at least one coarse reject duplicate and/or one pulp reject duplicate at approximately one per 20 assay samples, or at another frequency justified by the project's QA/QC protocol and analytical risk profile.
  All diamond drill core, representative RC chip trays, and retained sonic sample materials have been cataloged and stored in designated areas in Lovelock, Nevada.
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The QP is of the opinion that the quality of the gold analytical data is sufficiently reliable to support Mineral Resource and Reserve estimation without limitations on Mineral Resource and Reserve confidence categories.

Based on the QP's review, the sampling methods, sample preparation procedures, analytical methods, and associated QA/QC programs are considered appropriate and the resulting analytical database is sufficiently reliable for use in the Mineral Resource and Reserve estimation described in Chapter 14 and 15, respectively.

11.2 Standard Mine

11.2.1 Introduction

The StdM database contains analytical results collected by several operators between 1981 and 2021, including Cordex, Pegasus Gold, Apollo Gold, Jipangu Exploration, and Argonaut Gold. The majority of the drilling was completed using RC methods, with a limited number of core holes. The sampling, preparation, analytical procedures, and security protocols described herein are based on operating procedures documented by FCM and reviewed in previous independent technical reports.

The QP reviewed the available drill logs, laboratory certificates, assay records, technical documentation, and supporting information available for the various drilling campaigns. Based on this review, the sampling, sample preparation, analytical procedures, and security measures employed during the exploration programs are considered consistent with industry practices applicable at the time the work was performed.

Although supporting documentation is more complete for some drilling campaigns than others, the available information indicates that the procedures used were appropriate for the style of mineralization and intended use of the data. The QP identified no material issues that would significantly affect the reliability of the analytical database or its suitability for Mineral Resource estimation.

11.2.2 Sampling

11.2.2.1 Reverse Circulation Sampling

RC drilling completed at StdM was conducted using industry-standard drilling and sampling procedures. Drilling completed prior to 2020 was performed by several contractors, including Eklund Drilling and DeLong Construction. Both vertical and angle holes were completed to test the principal mineralized zones.

RC samples were collected at 5-foot intervals at the drill rig. Drilling was completed using wet drilling methods and drill cuttings were passed through a splitter to obtain representative analytical samples. Sample material was collected in pre-labelled sample bags and submitted for geological logging and assay analysis.

Representative drill chip samples were retained for geological logging. Geological descriptions included lithology, alteration, oxidation, mineralization, and other relevant geological observations. Geological information was recorded using standardized logging procedures and incorporated into the geological and mineral resource models.

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The most recent drilling campaign completed by Argonaut Gold Corp. in 2021 also utilized RC drilling and industry-standard sampling procedures. Samples were collected at regular 5-foot intervals and incorporated into the geological database used for the current mineral resource estimate.

Based on the information available to the QP, no material changes to the RC drilling and sampling procedures have been identified between drilling completed prior to 2020 and the 2021 drilling campaign. The QP considers the RC drilling and sampling methods appropriate for the style of mineralization and adequate for Mineral Resource estimation purposes.

11.2.3 Core Sampling

Diamond drilling completed at StdM was conducted using industry-standard wireline core drilling methods. Records available to the QP indicate that diamond drilling completed prior to 2020 was conducted primarily using PQ-diameter core, where necessary, HQ-diameter core. Drill core was recovered in core boxes, photographed, logged, and sampled following established company procedures.

Core logging included lithological, structural, alteration, oxidation, and mineralization observations. Geological information was recorded using standardized logging procedures consistent with those used for incorporation into geological, metallurgical, and mineral resource models.

Following logging, core samples were collected over designated sample intervals and submitted for analytical testing. Based on the information available to the QP, no material changes to the core drilling and sampling procedures have been identified relative to those described in previous technical reports.

The QP considers the diamond drilling and sampling procedures adequate for geological interpretation and Mineral Resource estimation purposes.

11.2.4 Sample Preparation

11.2.4.1 Reverse Circulation Samples

Most of the drilling completed at StdM was RC drilling. Samples were generally collected at 5-foot intervals at the drill rig. Drill cuttings were passed through a wet rotary splitter that reduced the sample to a representative fraction weighing approximately 10 to 15 pounds. Samples were collected in pre-numbered sample bags and transported to American Assay Laboratories (AAL) for preparation and analysis.

Sample preparation at AAL consisted of drying the entire sample at approximately 110°C, followed by crushing to 100% passing 6-mesh. A representative subsample of approximately 500 grams was obtained using a riffle splitter and pulverized to nominally 150 mesh. The resulting pulp was homogenized and transferred to a sample envelope for analysis.

The sample preparation procedures are consistent with industry-standard practices and are considered appropriate for the style of mineralization and intended analytical use of the data.

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11.2.4.2 Core Samples

A limited number of diamond drill holes were completed within the StdM area. Core was geologically logged, photographed, and sampled according to geological boundaries where practical. Sample intervals generally ranged from 5 to 10 feet in length.

Core samples were submitted to AAL for preparation and analysis. Following drying, the entire core sample was crushed to minus ¾-inch and a representative subsample of approximately three to four pounds was collected using a riffle splitter. The subsample was then crushed, split, and pulverized using procedures comparable to those employed for RC samples, producing a pulp suitable for fire assay analysis.

The sample preparation procedures used for core samples are consistent with industry-standard practices and are considered appropriate for Mineral Resource estimation purposes.

11.2.5 Analytical Procedures

11.2.5.1 Prior to 2020

Analytical results contained within the StdM database were generated by several operators between 1981 and 2020. The majority of samples used for Mineral Resource estimation were analyzed by AAL, an ISO/IEC 17025:2005 accredited analytical laboratory approved by the NDEP.

Gold analyses were completed by fire assay using a 30-gram aliquot with an atomic absorption (AA) finish. This method served as the primary analytical procedure for routine gold determinations. Samples returning elevated gold values were re-analyzed using an appropriate higher-grade analytical method, including gravimetric finish where required by laboratory protocols.

Analytical results were reported in both parts per million (ppm) and ounces per ton (oz/ton), with ounces per ton generally retained within the StdM database. Based on the information available to the QP, these analytical procedures are consistent with industry-standard practices and are considered appropriate for the style of mineralization present at StdM.

11.2.5.2 2021 Argonaut Drilling Program

Samples collected during the 2021 drilling campaign completed by Argonaut Gold were submitted to AAL, an ISO/IEC 17025:2005 accredited analytical laboratory approved by the NDEP, for analysis.

Following sample preparation, gold analyses were completed using fire assay methods on a 30-gram aliquot with ICP-OES finish. Samples returning elevated gold grades were re-analyzed using gravimetric methods in accordance with laboratory procedures.

Additional metallurgical and characterization analyses, including cyanide-soluble gold, preg-robbing, carbon, and sulfur determinations, were completed where required as part of the FCM-StdM evaluation programs.

The analytical methods employed by AAL are consistent with industry-standard practices and are considered appropriate for Mineral Resource estimation purposes.

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Silver analyses are present for portions of the StdM database; however, silver was not analyzed consistently throughout all drilling campaigns and analytical programs. As a result, the silver database is considered incomplete and was not utilized for geological modeling or Mineral Resource estimation purposes. The Mineral Resource estimate presented herein is based solely on gold analytical data.

11.2.6 Quality Assurance and Quality Control

QA/QC programs were reportedly implemented during the principal drilling campaigns completed by Apollo Gold, Jipangu Exploration, and subsequent operators. According to available documentation, AAL maintained an internal analytical QA/QC program consisting of the insertion of certified reference materials, blank samples, and pulp duplicates within routine analytical batches.

The QP did not receive complete QA/QC datasets, including standards, blanks, or duplicate sample results, for independent review as part of the current Mineral Resource estimate. Consequently, the QP was unable to independently verify the performance of the QA/QC programs.

However, no material issues related to analytical performance or database reliability were identified during the review of the available drilling, geological, and assay data. Additional discussion of historical QA/QC programs and data verification procedures is provided in Section 12.

11.2.7 Database

The StdM database contains collar, survey, geological, and analytical information collected by multiple operators between 1981 and 2021. The database has been compiled and maintained through successive exploration and mining programs and forms the basis of the current mineral resource estimate.

The QP reviewed the available collar, survey, geological, and assay databases, together with supporting documentation where available. The database was subjected to validation checks prior to use in geological modeling and Mineral Resource estimation, including review of drill hole locations, survey information, lithological coding, interval overlaps, missing values, and assay records.

No material database issues were identified that would significantly affect the reliability of the geological interpretations or Mineral Resource estimate.

11.2.8 Sample Security

Sample security procedures evolved throughout the exploration history of the property but generally followed accepted industry practices. RC and core samples were collected at the drill site, placed in pre-numbered sample bags, and remained under the control of company personnel or drilling contractors until delivery to the sample preparation facility or analytical laboratory.

Samples were identified using unique sample numbers and were transported in sealed batches for preparation and analysis. Analytical results were subsequently incorporated into the project database and used for geological modeling and Mineral Resource estimation.

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Documentation describing detailed chain-of-custody procedures was not available for all the drilling campaigns. However, no evidence of material sample tampering, loss, contamination, or security breaches was identified during the QP's review of the available drilling, analytical, and database records.

Based on the available information, the QP considers the sample security procedures adequate for the purposes of Mineral Resource estimation.

11.2.9 QP Comments on Item 11 "Sample Preparation, Analyses, And Security - Standard Mine

The QP reviewed the available drilling, geological, assay, laboratory, and supporting technical information relating to the StdM database, including drilling completed between 1981 and 2021.

The QP notes that the quantity and quality of supporting documentation varies between drilling campaigns and operators. Complete historical QA/QC datasets, including standards, blanks, and duplicate sample results, were not available for independent review as part of the current Mineral Resource Estimate. In addition, detailed sampling procedures for all drilling campaigns, systematic recovery data, and comprehensive collar and down-hole survey documentation were not available to the QP.

In the opinion of the QP:

  Sample collection, preparation, analytical procedures, and sample security practices described for the principal drilling campaigns are generally consistent with industry practices employed during the respective periods of exploration and mining.
  The available drilling, geological, and analytical information does not indicate the presence of material sampling, analytical, or database issues that would significantly affect the reliability of the Mineral Resource Estimate.
  Collar coordinates, down-hole survey information, geological logging, and assay data are considered adequate to support geological interpretation and Mineral Resource estimation. Although down-hole survey information is available for only a limited portion of the historical drilling database, the majority of drill holes are relatively shallow, generally ranging between approximately 250 and 350 feet in length, and therefore are not expected to exhibit significant deviation. Furthermore, most of the drill holes completed during the 2021 drilling campaign were surveyed at regular intervals. For historical drill holes lacking down-hole survey information, assumptions consistent with previous Mineral Resource models have been maintained.
  Although complete historical QA/QC datasets were not available for review, historical audits and data verification programs, together with the consistency of the geological and assay database and the successful production history of the operation, support the use of the available analytical data for Mineral Resource estimation.
  Silver assay data are available for portions of the drill hole database; however, silver analyses were not collected consistently throughout the exploration history of the property. Consequently, the available silver dataset was not considered sufficiently complete to support Mineral Resource estimation and was not incorporated into the current Mineral Resource Estimate.
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  Future drilling programs should continue to implement industry-standard QA/QC protocols, including the routine insertion of certified reference materials (CRMs), blanks, field duplicates, and independent check assays. The QP further recommends that QA/QC results, sample recovery data, sampling records, collar survey documentation, and down-hole survey information be retained in digital format to facilitate future verification and auditing.

Based on the available information and the review completed by the QP, the drilling, sampling, analytical data, and supporting database are considered suitable to support the Mineral Resource Estimate presented in this Report.

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12 DATA VERIFICATION

12.1 Florida Canyon Mine

12.1.1 Historical Data Verification

The data at FCM is a digital database that has been added to multiple times over the years by the staff and consultants of the previous owners and operators.

12.1.2 Data Verification by International Mining Consultants

Beginning in 2020, validation of historical data began. Sources of the assay and geologic data have been checked and verified. Original paper logs and certificates for historical holes have been digitized and re-imported into the database. The data that has been located begins in 1983 and continues through 1998.

Data verification was addressed in Technical Reports by MDA in 2016 and by SRK in 2018. International Mining Consultants (IMC) reviewed this information in 2020 and took the following approach to verify the FCM legacy database.

1. The assay certificates from the 2017 drilling were checked against the database as a partial confirmation of the database assembly.

2. The inserted QA/QC results from the most recent 2017 drill program were analyzed by IMC to develop some comfort in that drill program.

3. The 2017 drilling was compared to the pre-2017 legacy database on a nearest-neighbor basis to gain some confidence in the legacy data from 2014 and earlier.

4. The DDH data from the 1990s was compared to the nearby RC data on the nearest-neighbor basis to determine whether the two drill methods were comparable.

5. Spot checks of the database were completed by IMC for logical consistency.

6. A reconciliation of the resulting block model against the head samples of ore loaded on the pad was completed to gain some confidence in the overall set of procedures from sample collection, assaying, and modeling.

FCM has produced gold since 1986, proving the occurrence of gold in the district. The approach outlined above in conjunction with 30-years of production records were sufficient for IMC to validate the database for Mineral Resource estimation.

12.1.2.1 2017 Drilling Compared to Pre-2015 Drilling

The QA/QC results from the 2017 drilling indicate the assay procedures are acceptable for that data set of 18 holes. IMC completed a nearest-neighbor comparison to determine if the 2017 drilling was similar to the previously drilled data and gain some confidence in the application of the full data set.

The nearest neighbor process starts with the 2017 drill intervals and searches the database for earlier drilling data within a prescribed search radius. If the search distance is small, the pair data set essentially acts like twin drilling. In this case, the search was opened to the size of two model blocks (60 feet) in order to find sufficient numbers of paired data to have some statistical basis. The process is similar to "boundary analysis" commonly applied in resource estimation. IMC applies several statistical hypothesis tests to the paired data to test if the results are sufficiently similar to have come from the same population.

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Table 12-1 summarizes the results of the nearest neighbor test between the 2017 drilling and all previous drilling. The maximum separation of 60 feet equates to the size of two model blocks.

Table 12-1: Nearest Neighbor Test of 2017 Data vs All Previous Data

2017 Fire Gold Assays versus Previous Years Fire Gold Assays
Separation	Number	2017 Drilling		All Previous Drilling		Hypothesis Test Results at 95% Conf
Distance ft	of Pairs	Mean oz/t	Variance	Mean oz/t	Variance	T-Test	Paired -T	Binomial	KS

45	350	0.031	0.0026	0.026	0.0028	Pass	Pass	Fail	Fail
60	455	0.026	0.0021	0.023	0.0023	Pass	Pass	Fail	Fail

2017 Fire Gold 20 Ft Bench Composites versus Previous Years Fire Gold 20 ft Bench Composites
Separation	Number	2017 Drilling		All Previous Drilling		Hypothesis Test Results at 95% Conf
Distance ft	of Pairs	Mean oz/t	Variance	Mean oz/t	Variance	T-Test	Paired -T	Binomial	KS

45	79	0.030	0.0014	0.021	0.0012	Pass	Pass	Pass	Pass
60	103	0.026	0.0012	0.022	0.0017	Pass	Pass	Pass	Pass

The results above indicate the two data sets are from the same population with 95% confidence. The Binomial and Komologov-Smirnoff (KS) tests are rigorous tests of the population variability and shape of the histogram. Compositing smooths the data and reduces the variance, which allows those two tests to pass.

The 2017 data is a small sample when testing over 350,000 assays, but the indication is the new drilling where there was conformational QA/QC on the assay methods agrees with the earlier drilling where that confirmation QA/QC information has been lost. The search distances of 60 feet did not acquire any DDH samples. These tests are comparisons that 2017 RC and previous RC drilling are similar.

12.1.2.2 DDH to RC Comparison

RC drilling has many benefits for rapid and low-cost collection of relatively large sample volumes for assay. RC sampling also has the potential for down-the-hole contamination, which can sometimes produce overall biased assay results. In the experience of IMC, the RC sampling has the greatest potential for sampling error when sampled rock units are easily friable or soft enough to allow down-the-hole contamination, or below the water table with wet sampling.

IMC completed a test of the 55 DDH holes against the nearest neighbor RC sampling to test the possibility of sample bias at FCM. The data was filtered to start with the DDH holes that contain assays. That limited the DDH set to 49 drill holes.

Table 12-2 summarizes the nearest neighbor comparisons of DDH to RC for both assays and 20-foot downhole composites in the oxidized portion of the deposit.

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Table 12-2: DDH to RC Nearest Neighbor Comparison

2017 Fire Gold Diamond Drilling versus RC Drilling, Assays
Separation	Number	2017 Drilling		All Previous Drilling		Hypothesis Test Results at 95% Conf
Distance ft	of Pairs	Mean oz/t	Variance	Mean oz/t	Variance	T-Test	Paired -T	Binomial	KS

15	303	0.010	0.0005	0.016	0.0006	Fail	Fail	Fail	Fail
30	826	0.011	0.0006	0.018	0.0016	Fail	Fail	Fail	Fail
60	1,477	0.011	0.0005	0.026	0.0234	Fail	Fail	Fail	Fail

2017 Fire Gold Diamond Drilling versus RC Drilling, 20 ft Bench Composites After Assay Capping
Separation	Number	2017 Drilling		All Previous Drilling		Hypothesis Test Results at 95% Conf
Distance ft	of Pairs	Mean oz/t	Variance	Mean oz/t	Variance	T-Test	Paired -T	Binomial	KS

15	72	0.009	0.0001	0.014	0.0002	Fail	Fail	Fail	Fail
30	198	0.011	0.0002	0.018	0.0004	Fail	Fail	Fail	Fail
60	367	0.011	0.0002	0.020	0.0006	Fail	Fail	Fail	Fail

Table 12-2 illustrates a significant high bias of RC compared to DDH. At the 30-foot sample spacing (1 model block), the RC is 63% higher grade than DDH. However, when coupled with mine reconciliation information, IMC determined that the database was sufficient to use for Mineral Resource estimation.

12.1.3 Data Verification by Global Resource Engineering

The drilling data was submitted to GRE for a final review in March 2026. GRE's QP, Dr. Hamid Samari, conducted an independent review of the database for drilling programs completed between 1981 and April 27, 2026. The data was provided to GRE in .csv format and included collar, survey, assay, geology, and QA/QC files.

12.1.3.1 Historic Data (1981 to 2016)

For historic drilling programs, prior to 2017, there is limited data on the QA/QC programs. It is only available for a few drilling programs and was limited to field and pulp duplicates. No blank and standard samples were inserted in the sample streams. For drillholes from this period, the database contains collar, survey, assay, and geology information.

For those historic drilling programs from 1981 to 2016 with QA/QC programs, the QA/QC duplicate insertion rates fall way below the generally accepted industry standard of one duplicate sample per every 20 interval samples.

GRE's QP, Dr. Hamid Samari, reviewed all available historical QA/QC programs. Figure 12-1 and Figure 12-2 show graphs for field and pulp duplicates of available data from 1981 to 2016. As seen, most of the R2 values show high variance.

Based on reviewing the historical data, GRE's QP, Dr. Hamid Samari, believes that since FCM has been in production for over 40 years and has production data that reconciles well, the historical database of FCM is found appropriate for determining Mineral Resources.

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Figure 12-1: Field Duplicate Samples from Some Drilling Programs Prior to 2017

Original Au (ppm)
Duplicate Au (ppm)
R² = 0.2585
Linear (1984)

Six Field Dup.: 1 FD for every 1,256 samples

Original Au (ppm)
Duplicate Au (ppm)
R² = 0.1158
Linear (1995)

11 Field Dups.: 1 FD for every 3,827 samples

Original Au (ppm)
Duplicate Au (ppm)
R² = 0.5807
Linear (1996)

5 Field Dups.: 1 FD for every 6,570 samples

Original Au (ppm)
Duplicate Au (ppm)
R² = 0.1154
Linear (1997)

5 Field Dups.: 1 FD for every 7,836 samples

Original Au (ppm)
Duplicate Au (ppm)
Linear (1998)

1 Field Dup.: 1 FD for all 11,501 samples

Original Au (ppm)
Duplicate Au (ppm)
Linear (2003)

1 Field Dup.: 1 FD for all 12,622 samples

Original Au (ppm)
Duplicate Au (ppm)
R² = 0.2154
Linear (2007)

11 Field Dups.: 1 FD for every 1,598 samples

Original Au (ppm)
Duplicate Au (ppm)
R² = 0.9062
Linear (2008)

11 Field Dups.: 1 FD for every 6,939 samples

Original Au (ppm)
Duplicate Au (ppm)
R² = 0.0518
Linear (2011)

12 Field Dups.: 1 FD for every 512 samples

Note: Figure prepared by GRE, 2026.

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Figure 12-2: Pulp Duplicate Samples from Some Drilling Programs Prior to 2017

Original Au (ppm)
Duplicate Au (ppm)
$R^2 = 0.0276$
Linear (2007)

Ten Pulp Dup.: 1 PD for every 1,758 samples

Original Au (ppm)
Duplicate Au (ppm)
$R^2 = 0.9354$
Linear (2008)

Five Pulp Dup.: 1 PD for every 4,163 samples

Original Au (ppm)
Duplicate Au (ppm)
$R^2 = 0.8099$
Linear (2011)

Nine Pulp Dup.: 1 PD for every 682 samples

Original Au (ppm)
Duplicate Au (ppm)
$R^2 = 0.9179$
Linear (2012)

15 Pulp Dups.: 1 PD for every 436 samples

Original Au (ppm)
Duplicate Au (ppm)
$R^2 = 0.9991$
Linear (2013)

No data for sample intervals is available in the database.

Original Au (ppm)
Duplicate Au (ppm)
$R^2 = 0.9879$
Linear (2014)

No data for sample intervals is available in the database.

Original Au (ppm)
Duplicate Au (ppm)
$R^2 = 0.9951$
Linear (2015)

No data for sample intervals is available in the database.

Original Au (ppm)
Duplicate Au (ppm)
$R^2 = 0.999$
Linear (2016)

No data for sample intervals is available in the database.

      Note: Figure prepared by GRE, 2026.

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12.1.3.2 Verification of the FCM Database (2017)

In 2017, Rye Patch completed a total of 1,130 feet containing 1,347 assay samples in 18 RC drill holes at FCM. GRE's QP reviewed IMC's previous verification work on the 2017 database and did not identify any material issues associated with the Rye Patch QA/QC data.

The 2017 data was provided to GRE in .csv format and included collar, survey, assay, geology, and QA/QC files for the 2017 drilling programs.

Rye Patch's QA/QC data from the 2017 drilling program was submitted to GRE for review and verification. GRE's QP believes the 2017 data showed satisfactory duplicate (pulp), blank, and standard results, and no errors were found.

Dr. Hamid Samari, QP, independently reviewed the 2017 drilling database by directly comparing the database with the original assay certificates. Approximately fifty percent (50%) of the original assay certificates from the 2017 drilling program were manually spot-checked against the database for accuracy, and no transcription errors or material discrepancies were identified. In addition, the QP independently reviewed the complete in-house QA/QC dataset for the 2017 drilling program, including all blank samples, certified reference materials (CRMs), and duplicate (pulp) samples. The QP prepared and evaluated QA/QC control charts for all QA/QC sample types and found that the blank, CRM, and duplicate results demonstrated satisfactory analytical accuracy and precision, with no evidence of material contamination, analytical bias, or other material issues that would adversely affect the integrity of the database or its use for Mineral Resource estimation.

12.1.3.3 Verification of the FCM Database (2020-2023)

From 2020 to 2023, FCM completed 156,634 ft of drilling, comprising 30,529 assay samples from 540 drill holes. The data were provided to GRE in .csv format and included collar, survey, assay, geology, and FCM's in-house QA/QC files for the 2020 to 2023 drilling programs.

GRE's QP independently reviewed the databases for the 2020 to 2023 drilling programs by comparing the data with the original assay certificates. Approximately ten percent (10%) of the original assay certificates, representing 54 drill holes, were manually spot-checked against the database for accuracy, and no transcription errors or material discrepancies were identified.

In addition, GRE's QP independently reviewed the complete in-house QA/QC datasets, including all blank samples, certified reference materials (CRMs), field duplicate samples, and pulp duplicate samples. The QP prepared and evaluated QA/QC control charts for all QA/QC sample types and reviewed the associated analytical certificates from AAL. The blank, CRM, and duplicate results demonstrated satisfactory analytical accuracy and precision, and no evidence of material contamination, analytical bias, or other material issues was identified that would adversely affect the integrity of the database or its use for Mineral Resource estimation.

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12.1.3.4 Verification of FCM Database (2024-April 27, 2026)

From 2024 through the effective date of this Technical Report (April 27, 2026), FCM completed 100,118.5 ft of drilling, comprising 18,375 assay intervals from 649 drill holes, including reverse circulation, sonic, and diamond drilling programs. The data were provided to GRE in .csv format and included collar, survey, assay, geology, and FCM's in-house QA/QC files for the 2024 to April 27, 2026, drilling programs.

GRE's QP independently reviewed the databases for the 2024 to April 27, 2026, drilling programs by comparing the digital databases with the original analytical certificates and source files. The review included verification of collar coordinates, downhole survey data, geological logging, sample intervals, assay data, and QA/QC information. Approximately ten percent (10%) of the analytical database was manually spot-checked against the original laboratory certificates and source records for accuracy, and no transcription errors or material discrepancies were identified.

12.1.3.5 Verification of Integra's In-House QA/QC Program (2024-April 27, 2026)

Integra implemented an in-house quality assurance and quality control (QA/QC) program for the 2024 through April 27, 2026 drilling programs at the FCM. The QA/QC program included the routine insertion of blank samples, CRMs, and duplicate samples to monitor potential contamination and assess the analytical accuracy and precision of the assay data. All samples, including QA/QC samples, were submitted to AAL for analysis, and the corresponding analytical certificates and QA/QC datasets were available for independent review.

GRE's QP independently reviewed the complete QA/QC datasets for the 2024 through April 27, 2026 drilling programs and prepared and evaluated QA/QC control charts for all blank samples, CRMs, and duplicate samples. The results of the QA/QC review for each drilling program are presented in the following sections.

12.1.3.5.1 2024 Blank Samples

A total of 25 blank samples were used in the 2024 drilling campaign. The blank sample materials used were MEG-blank 21.03, which were inserted at a rate of approximately one per 100 samples from the 2024 drilling program.

Figure 12-3 shows the assay results of the gold blanks. The revaluation results show no samples registered above the 5x detection limit. Generally, there was no contamination during the lab analysis.

This drilling campaign's QA/QC blank sample insertion rates fall below generally accepted industry standards.

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Figure 12-3: 2024 Drilling Campaign, Blank Results

Note: Figure prepared by GRE, 2026.

12.1.3.5.2 2024 CRMs Analysis

Commercially prepared CRM samples for gold were inserted into the sample stream for the 2024 drilling campaign at a rate of one standard per 16 assay samples for all 1,600 RC samples. An analysis of five CRM charts for high, medium, and low gold grades showed no obvious errors or bias (see Figure 12-4 through Figure 12-7).

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Figure 12-4: CRM MEG-Au.17.04 from the 2024 Drilling Campaign

Note: Figure prepared by GRE, 2026.

Figure 12-5: CRM MEG-Au.19.09 from the 2024 Drilling Campaign

Note: Figure prepared by GRE, 2026.

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Figure 12-6: CRM MEG-Au.19.10 from the 2024 Drilling Campaign

Note: Figure prepared by GRE, 2026.

Figure 12-7: CRM MEG-Au.21.05 from the 2024 Drilling Campaign

Note: Figure prepared by GRE, 2026.

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12.1.3.5.3 2024 Duplicate Analysis

In the 2024 drilling program, 132 field duplicate samples were selected from the RC drilling program, representing a rate of approximately eight field duplicates per 100 assay samples (Figure 12-8). Duplicate samples were prepared using the same procedures as the original assay samples and were submitted to AAL for analysis.

The Q-Q plot for gold indicates a few outliers, with an R2 value of 0.7175 for the field duplicate dataset. This level of correlation is considered acceptable, particularly given the potential nugget effect and natural sample heterogeneity commonly associated with gold mineralization. Overall, the 2024 field duplicate results were within acceptable tolerance criteria across both lower- and higher-grade ranges.

Figure 12-8: Field Duplicate Samples from the 2024 Drilling Campaign

Note: Figure prepared by GRE, 2026.

12.1.3.6 2025 QA/QC

12.1.3.6.1 2025 Blank Samples

A total of 488 blank samples were used in the 2025 drilling campaign. The blank sample materials used were Marble, MEG-blank 21.03, and MEG-blank 21.04, which were inserted at a rate of approximately five per 100 samples from the 2025 drilling program.

Figure 12-9 through Figure 12-11 show the assay results of the gold blanks. The revaluation results show no samples registered above the 5x detection limit. Generally, there was no contamination during the lab analysis. The blank sample insertion rate for this drilling campaign is generally consistent with accepted industry standards for QA/QC programs.

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Figure 12-9: 2025 Drilling Campaign, Blank Results

Note: Figure prepared by GRE, 2026.

Figure 12-10: 2025 Drilling Campaign, Blank Results

Note: Figure prepared by GRE, 2026.

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Figure 12-11: 2025 Drilling Campaign, Blank Results

Note: Figure prepared by GRE, 2026.

12.1.3.6.2 2025 CRMs Analysis

Commercially prepared CRM samples for gold were inserted into the sample stream during the 2025 drilling campaign at a rate of four standards per 20 assay samples for the 10,514 RC, sonic, and core assay samples. Review of eight CRM control charts representing high-, medium-, and low-grade gold standards identified no obvious systematic errors or analytical bias, except for several individual CRM failures outside the ±3SD control limits. These included six low-grade MEG-Au.17.04 CRM samples, one high-grade MEG-Au.17.09 CRM sample, and one high-grade MEG-Au.17.22 CRM sample (see Figure 12-12 through Figure 12-19). These out-of-control CRM results, particularly the high-grade CRM failures, should be reviewed and, where appropriate, re-assayed to confirm the analytical results.

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Figure 12-12: CRM MEG-Au.17.04 from the 2025 Drilling Campaign

Note: Figure prepared by GRE, 2026.

Figure 12-13: CRM MEG-Au.17.09 from the 2025 Drilling Campaign

Note: Figure prepared by GRE, 2026.

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Figure 12-14: CRM MEG-Au.17.22 from the 2025 Drilling Campaign

Note: Figure prepared by GRE, 2026.

Figure 12-15: CRM MEG-Au.19.09 from the 2025 Drilling Campaign

Note: Figure prepared by GRE, 2026.

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Figure 12-16: CRM MEG-Au.19.10 from the 2025 Drilling Campaign

Note: Figure prepared by GRE, 2026.

Figure 12-17: CRM MEG-Au.21.01 from the 2025 Drilling Campaign

Note: Figure prepared by GRE, 2026.

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Figure 12-18: CRM MEG-Au.21.05 from the 2025 Drilling Campaign

Note: Figure prepared by GRE, 2026.

Figure 12-19: CRM MEG-Au.22.01 from the 2025 Drilling Campaign

Note: Figure prepared by GRE, 2026.

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12.1.3.6.3 2025 Duplicate Analysis

In the 2025 drilling program, total duplicate samples for gold were selected at a rate of one duplicate sample per every 12 assay samples, including 683 field duplicates (at a rate of six field duplicates per every 100 assay samples), 66 coarse reject duplicates (at a rate of one pulp duplicate for every 160 assay samples), and 82 pulp reject duplicates (at a rate of one pulp duplicate for every 128 assay samples) for all holes (Figure 12-20 through Figure 12-22). Duplicate samples were prepared the same way as all assay samples and were assayed at AAL.

The Q-Q plot for gold indicates a few outliers, with an R2 value of 0.5728 for the field duplicate dataset. This level of correlation is considered acceptable, particularly given the potential nugget effect and natural sample heterogeneity commonly associated with gold mineralization.

The coarse and pulp reject duplicates show no scatter, with R2 values of 0.9926 and 0.9874, respectively. The coarse and pulp duplicate data from the 2025 drilling campaigns were within acceptable tolerance criteria at both lower- and higher-grade values.

Figure 12-20: Field Duplicate Samples from the 2025 Drilling Campaign

Note: Figure prepared by GRE, 2026.

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Figure 12-21: Coarse Reject Duplicate Samples from the 2025 Drilling Campaign

Note: Figure prepared by GRE, 2026.

Figure 12-22: Pulp Reject Duplicate Samples from the 2025 Drilling Campaign

Note: Figure prepared by GRE, 2026.

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12.1.3.7 2026 QA/QC

12.1.3.7.1 2026 Blank Samples

A total of 457 blank samples were used in the 2026 drilling campaign. The blank sample materials used were Marble, MEG-blank 21.02, and MEG-blank 21.03, which were inserted at a rate of approximately seven per 100 samples from the 2026 drilling program.

Figure 12-23 through Figure 12-25 show the assay results of the gold blanks. The revaluation results show no samples registered above the 5x detection limit. Generally, there was no contamination during the lab analysis. The blank sample insertion rate for this drilling campaign is generally consistent with accepted industry standards for QA/QC programs.

Figure 12-23: 2026 Drilling Campaign, Blank Results

Note: Figure prepared by GRE, 2026.

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Figure 12-24: 2026 Drilling Campaign, Blank Results

Note: Figure prepared by GRE, 2026.

Figure 12-25: 2026 Drilling Campaign, Blank Results

Note: Figure prepared by GRE, 2026.

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12.1.3.7.2 2026 CRMs Analysis

Commercially prepared CRM samples for gold were inserted into the sample stream during the 2026 drilling campaign at a rate of five standards per 20 assay samples for the 6,261 RC assay samples. Review of seven CRM control charts representing high-, medium-, and low-grade gold standards identified no obvious systematic errors or analytical bias, except for several individual CRM failures outside the ±3SD control limits. These included eight high-grade MEG-Au.21.04 CRM samples and one high-grade MEG-Au.17.22 CRM sample (see Figure 12-26 through Figure 12-32). These out-of-control CRM results, particularly the MEG-Au.21.04 failures, should be reviewed and, where appropriate, re-assayed to confirm the analytical results.

Figure 12-26: CRM MEG-Au.17.04 from the 2026 Drilling Campaign

Note: Figure prepared by GRE, 2026.

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Figure 12-27: CRM MEG-Au.17.09 from the 2026 Drilling Campaign

Note: Figure prepared by GRE, 2026.

Figure 12-28: CRM MEG-Au.17.22 from the 2026 Drilling Campaign

Note: Figure prepared by GRE, 2026.

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Figure 12-29: CRM MEG-Au.19.10 from the 2026 Drilling Campaign

Note: Figure prepared by GRE, 2026.

Figure 12-30: CRM MEG-Au.21.04 from the 2026 Drilling Campaign

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Note: Figure prepared by GRE, 2026.

Figure 12-31: CRM MEG-Au.21.05 from the 2026 Drilling Campaign

Note: Figure prepared by GRE, 2026.

Figure 12-32: CRM MEG-Au.22.01 from the 2026 Drilling Campaign

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Note: Figure prepared by GRE, 2026.

12.1.3.7.3 2026 Duplicate Analysis

In the 2026 drilling program, total duplicate samples for gold were selected at a rate of one duplicate sample per every eight assay samples, including 743 field duplicates (at a rate of 12 field duplicates per every 100 assay samples), 11 coarse reject duplicates (at a rate of one pulp duplicate for every 569 assay samples), and 11 pulp reject duplicates (at a rate of one pulp duplicate for every 569 assay samples) for all holes. Duplicate samples were prepared the same way as all assay samples and were assayed at AAL.

The Q-Q plot for the 2026 gold field duplicate samples shows moderate to high scatter between original and duplicate assay values, with several outliers (Figure 12-33). The calculated R2 value of 0.3958 indicates a relatively weak correlation for the field duplicate dataset. Lower-grade samples cluster near the origin and generally show reasonable agreement; however, several higher-grade samples exhibit greater variability, including one notable sample with an original value of approximately 10 ppm Au and a duplicate value of approximately 1.8 ppm Au.

The observed scatter is not unexpected for field duplicate samples in gold mineralization, where natural sample heterogeneity, sampling variance, and the nugget effect can affect duplicate reproducibility. However, the relatively low R2 value and the presence of high-grade outliers indicate the field duplicate results should be reviewed further to determine whether the variability reflects natural heterogeneity or potential sampling/preparation issues. Overall, the 2026 field duplicate results do not indicate a clear systematic analytical bias, but the outliers should be investigated and documented as part of the QA/QC review.

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Figure 12-33: Field Duplicate Samples from the 2025 Drilling Campaign

Note: Figure prepared by GRE, 2026.

The Q-Q plot for the 2026 gold coarse reject duplicate samples shows excellent agreement between the original and duplicate assay values (Figure 12-34). The duplicate results plot closely along the 1:1 line and remain largely within the ±10% tolerance limits. The calculated R2 value of 0.9995 indicates a very strong correlation between the original and coarse reject duplicate assays.

The regression equation also closely approximates the 1:1 relationship, suggesting that the coarse reject duplicate results are highly reproducible and do not indicate any meaningful analytical bias. Overall, the 2026 coarse reject duplicate results are considered acceptable and demonstrate good precision at the sample preparation stage.

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Figure 12-34: Coarse Reject Duplicate Samples from the 2025 Drilling Campaign

Note: Figure prepared by GRE, 2026.

The Q-Q plot for the 2026 gold pulp reject duplicate samples shows excellent agreement between the original and duplicate assay values (Figure 12-35). The duplicate results plot closely along the 1:1 line and generally fall within the ±10% tolerance limits. The calculated R2 value of 0.997 indicates a very strong correlation between the original and pulp reject duplicate assays.

The regression equation closely approximates the 1:1 relationship, indicating a high level of analytical precision at the pulp duplicate stage. The results show no meaningful scatter or systematic bias across the lower- and higher-grade ranges represented in the dataset. Overall, the 2026 pulp reject duplicate results are considered acceptable and support the reliability of the analytical data.

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Figure 12-35: Pulp Reject Duplicate Samples from the 2025 Drilling Campaign

Note: Figure prepared by GRE, 2026.

12.1.3.8 The First Field Visit, Geological Data Verification, and Check Assays

GRE's QPs, Dr. Hamid Samari and Ms. Terre Lane, conducted an on-site inspection at FCM from 23 to 24 January 2024, accompanied by Argonaut's vice president of exploration, Mr. Owen Nicholls, Argonaut's senior geologist, Mr. Brian White, and Principal Modeling & Database Geologist, Mr. Wiley B Skewes. The GRE's QP, Dr. Hamid Samari, conducted this field visit mainly to check all 2020-2023 exploration programs (as exploration programs prior to this had been validated within previous Technical Reports) and to conduct field checks including the validation and accuracy of collar coordinates, geological maps, and geological logging, and to take a few core samples for assay checking.

12.1.3.8.1 Collar Coordinate Validation

GRE's QP, Dr. Hamid Samari, used a handheld GPS, model Garmin 64st, to check the coordinates at each drill location being validated. Geographic coordinates for 13 of the existing drill hole collar locations (2022 and 2023) were recorded in the field using a hand-held GPS unit. The average variance between field collar coordinates and collar coordinates contained in the project database is roughly 8.9 feet, which is within the expected margin of error. The average variance between field collar elevation and those contained in the project database is 6.9 feet, which is within the expected margin of error (Table 12-3 and Figure 12-36).

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Table 12-3: Collar Coordinates Inspections

General Holes Information						Taken from the Collar Excel Spreadsheet, FCM Database, Local Grid (US Feet)			FCM Local Grid Coordinates Converted to UTM WGS 84 Zone 11			Taken from the hand-held GPS, UTM WGS 84 Zone 11 by GRE's QP			Difference Distance (m)	Difference Elevation (m)
No.	Hole ID	Hole Type	Depth (ft)	Drill Year	Area	Easting	Northing	Elevation	Easting	Northing	Elevation (m)	Easting	Northing	Elevation (m)
1	FCM-0520	RC	555	2023	East Sulfides	55301.71	48403.53	5458.07	396210.57	4491633.57	1663.6	396209.00	4491634.00	1669.0	1.6	5.4
2	FCM-0291	Core	302	2022	Radio Tower	56847.18	49516.17	5808.41	396686.39	4491965.50	1770.4	396684.42	4491965.03	1773.0	2.0	2.6
3	FCM-0455	Core	581	2023	East Sulfides	56193.67	51250.42	5429.49	396495.18	4492496.75	1654.9	396490.00	4492495.00	1658.0	5.5	3.1
4	FCM-0454	Core	1028	2023	East Sulfides	56579.03	51508.18	5372.63	396613.74	4492573.52	1637.6	396609.00	4492575.00	1640.0	5.0	2.4
5	FCM-0495	RC	500	2023	East Sulfides	55530.543	49849.541	5656.573	396286.83	4492073.02	1724.1	396286.00	4492076.00	1725.0	3.1	0.9
6	FCM-0290	Core	302	2022	Radio Tower	55893.93	49323.7	5560.74	396395.14	4491911.19	1694.9	396393.00	4491911.00	1695.0	2.1	0.1
7	FCM-0292	Core	180	2022	Radio Tower	56896.08	50135	5402.27	396704.09	4492153.78	1646.6	396702.00	4492155.00	1647.0	2.4	0.4
9	FCM-0438	Core	1100.5	2023	East Sulfides	55300.8	49804.05	5645.22	396216.64	4492060.20	1720.7	396216.00	4492062.00	1718.0	1.9	2.7
10	FCM-0494	RC	500	2023	East Sulfides	55324.317	50257.563	5529.196	396225.86	4492198.24	1685.3	396224.00	4492201.00	1685.0	3.3	0.3
11	FCM-0493	RC	450	2023	East Sulfides	55658.698	50614.809	5585.563	396329.34	4492305.55	1702.5	396328.00	4492307.00	1702.0	2.0	0.5
12	FCM-0492	RC	500	2023	East Sulfides	55660.46	50643.98	5585.21	396330.00	4492314.43	1702.4	396331.00	4492313.00	1702.0	1.7	0.4
13	FCM-0491	RC	500	2023	East Sulfides	55640.3	50628.15	5584.56	396323.79	4492309.70	1702.2	396325.00	4492309.00	1701.0	1.4	1.2
															Distance	Elevation
												Maximum Difference			5.5	5.4
												Minimum Difference			1.4	0.1
												Average Difference			2.7	1.7

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Figure 12-36: Inspection of the Collar Coordinates, 2024

12.1.3.8.2 Geological Data Verification and Interpretation

From January 23 to 24, 2024, the GRE's QP, Dr. Hamid Samari, spent one and a half days at the project site to check some of the drill collars and the geological map prepared by MDA in 2017 and modified by IMC in 2020 for FCM.

During the site visit, field visit observations generally confirmed the geologic map of the project area. The lithology of exposed bedrock, alteration types, and significant structural features is consistent with descriptions provided in previous project reports (Argonaut, 2020 and Alio, 2019). Dr. Samari did not see any evidence in the field that might significantly alter or refute the current interpretation of the local geologic setting (Figure 12-37, Figure 12-38, and Figure 12-39).

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Figure 12-37: GRE's QP Geological Inspections in 2024, different views of Grass Valley Formation

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Figure 12-38: GRE's QP Geological Inspections in 2024, Fault and Q-Veins in Grass Valley Formation

Figure 12-39: GRE's QP Geological Inspections in 2024, Grass Valley and Natchez Pass Formations

12.1.3.8.3 Geological Logging Accuracy

During the site visit, GRE's QP, Dr. Hamid Samari, inspected a few chip trays from two RC holes, FCM-0021 and FCM-0024, which were drilled in 2020 (Table 12-4). The chip trays were stored at the mine site. A total of 400 feet of RC sample intervals were checked visually using a geological hand lens. The inspection results show that the RC sample intervals inspected accurately reflect the lithologies and alteration and sample descriptions recorded on the associated drill hole logs and within the project database (Figure 12-40).

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Table 12-4: Visual Inspection of RC Sample Intervals

No.	Hole No	Hole Type	From (ft)	To (ft)	Lithology
1	FCM-0021	RC	200	350	siltstone
2	FCM-0024	RC	0	10	dump
3	FCM-0024	RC	10	140	siltstone
4	FCM-0024	RC	140	160	gouge
5	FCM-0024	RC	160	350	siltstone

Figure 12-40: Visual Inspection of RC Holes FCM-0021 and FCM-0024

During the site visit, GRE's QP, Dr. Hamid Samari, also spent some of his site visit at FCM's logging facility at Lovelock, NV approximately 33 miles southwest of the project, where several core boxes were visually inspected (Figure 12-41).

GRE's QP Dr. Hamid Samari compared the core samples in core boxes in FCM's facility at Lovelock, NV to the geologic logs in FCM's database. A total of 446.4 ft core samples, including 50 core boxes, were visually inspected from six different DDH core holes of the 2021 and 2023 drilling campaigns (Table 12-5). The core samples in core boxes were inspected by the QP visually and using a geological hand lens. The sample intervals selected from different mineralization zones contained a range of assay values, lithology, alteration, and mineralization (Figure 12-42 to Figure 12-45).

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The GRE QP's inspection results show the core sample intervals inspected accurately reflect the lithologies, alteration, mineralization, structure, and sample descriptions recorded on the associated drill hole logs and within the project database.

Figure 12-41: Core Storage and Core Logging in FCM's Facility at Lovelock, NV

Table 12-5: Visual Inspection of Core Sample Intervals

No.	Hole No.	Core Box No.	From (ft)	To (ft)	Lithology
1	FCM-0500	13	199.5	208	siltstone with 10% gouge
2	FCM-0500	18	243.5	252	siltstone with 30% breccia
3	FCM-0500	27	298	308	siltstone with 10% gouge
4	FCM-0500	31	369	379	siltstone with 5% gouge
5	FCM-0452	46	457	465.5	siltstone with 25% sandstone
6	FCM-0452	47	465.5	477	siltstone & breccia
7	FCM-0452	52	511	521	siltstone with 40% sandstone
8	FCM-0452	53	521	528	siltstone with 40% sandstone
9	FCM-0452	55	538	547.5	siltstone (breccia)
10	FCM-0452	56	547.5	556	siltstone (breccia)

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No.	Hole No.	Core Box No.	From (ft)	To (ft)	Lithology
11	FCM-0452	58	556	566	siltstone (breccia)
12	FCM-0452	57	566	574	siltstone (breccia)
13	FCM-0452	59	574	583	siltstone
14	FCM-0452	60	592	601.5	siltstone
15	FCM-0452	61	601.5	610.5	siltstone (breccia)
16	FCM-0452	74	717.5	726.5	dacite
17	FCM-0452	76	735	744.5	dacite
18	FCM-0452	77	744.5	751.5	dacite
19	FCM-0452	78	751.5	761	dacite
20	FCM-0452	79	761	769	dacite
21	FCM-0452	80	769	777.9	dacite + Q veins
22	FCM-0452	83	795	803	dacite + Q veins
23	FCM-0452	86	821	831	dacite + Q veins
24	FCM-0452	87	831	840.5	dacite + Q veins
25	FCM-0452	88	840.5	849.5	dacite + Q veins
26	FCM-0452	89	849.5	858.5	dacite + Q veins
27	FCM-0452	90	858.5	876	siltstone+ Q veins
28	FCM-0452	93	884	894	siltstone+ Q veins
29	FCM-0452	94	894	903	siltstone+ Q veins
30	FCM-0452	96	912.5	921.5	siltstone+ Q veins
31	FCM-0452	97	921	924	siltstone (breccia)
32	FCM-0438	78	745.5	754	siltstone (breccia)
33	FCM-0438	79	754	763	siltstone (breccia)
34	FCM-0438	86	828	837	shale & siltstone
35	FCM-0438	87	837	847	siltstone & claystone
36	FCM-0438	97	932	942	siltstone+Q vein
37	FCM-0438	98	942	951	siltstone+Q vein
38	FCM-0438	100	960	969	siltstone & shale
39	FCM-0438	101	969	977.5	felsic intrusive & siltstone
40	FCM-0438	102	977.5	988	intrusive+Q veins
41	FCM-0438	103	988	997.5	intrusive+Q veins
42	FCM-0438	110	1060	1069	intrusive+Q veins
43	FCM-0438	111	1069	1079	intrusive+Q veins
44	FCM-0438	112	1079	1087.5	intrusive+Q veins
45	FCM-0438	113	1087.5	1096	intrusive+Q veins
46	FCM-0081	11	71.5	76.6	breccia
47	FCM-0081	12	76.6	83	breccia
48	FCM-0081	13	83	90	breccia
49	FCM-0083	12	127	133	dump
50	FCM-0505	26	261	270.5	breccia

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Figure 12-42: Visual Inspection of Selected Intervals from Hole FCM-0500

FCM-0500, 199.5-2085 ft

FCM-0500, 243.5-252 ft

FCM-0500, 298-308 ft

322

FCM-0500, 369-379 ft

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Figure 12-43: Visual Inspection of Selected Intervals from Hole FCM-0452

FCM-0452, 457-465.5 ft

FCM-0452, 465.5-477 ft

FCM-0452, 511-521 ft

FCM-0452, 521-528 ft

FCM-0452, 574-583 ft

FCM-0452, 592-601.5 ft

FCM-0452, 601.5-610.5 ft

FCM-0452, 717.5-726.5 ft

FCM-0452, 538-547.5 ft

FCM-0452, 547.5-556 ft

FCM-0452, 556-566 ft

FCM-0452, 566-574 ft

FCM-0452, 735-744.5 ft

FCM-0452, 744.5-751.5 ft

FCM-0452, 751.5-761 ft

FCM-0452, 761-769 ft

FCM-0452, 769-777.9 ft

FCM-0452, 795-803 ft

FCM-0452, 821-831 ft

FCM-0452, 831-840.5 ft

FCM-0452, 840.5-849.5 ft

FCM-0452, 849.5-858.5 ft

FCM-0452, 858.5-876 ft

FCM-0452, 884-894 ft

FCM-0452, 894-903 ft

FCM-0452, 912.5-921.5 ft

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Figure 12-44: Visual Inspection of Selected Intervals from Hole FCM-0438

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Figure 12-45: Visual Inspection of Selected Intervals from Holes FCM-0081, FCM-0083, and FCM-0505

12.1.3.8.4 Check Assay

GRE's QP Dr. Hamid Samari selected 16 core intervals together with three CRMs and one blank sample to check their assays. All sample intervals selected by Dr. Samari for check assay were selected from five DDHs in different mineralization zones drilled in 2021 and 2023 drilling programs by taking half of the remaining cores in the core boxes or pulp reject samples for some of the sample intervals. All core samples were bagged and labeled by the GRE's QP Dr. Hamid Samari. A total of 20 check samples, including eight core samples (1/2 core), eight pulp samples, three CRMs, and one blank sample, were shipped by FCM's senior geologist to Hazen Research Inc. (Hazen) in Golden, Colorado, USA, for fire assay with gravitational finish for gold (Table 12-6).

Hazen received all check samples on February 05, 2024.

On February 22, 2024, GRE's QP Hamid Samari received Hazen's analytical report on the 20 selected samples by fire assay with a gravitational finish for gold (Table 12-7).

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Table 12-6: Check Samples Submitted to Hazen Labs

No.	Hole No.	Type of Hole	Date of Drilling	From (ft)	To (ft)	Rock Type		FCM Sampe ID	Type of check sample		Request Analysis
						Lith 1	Litf2		1/2 core sample	Pulp sample	Fire Assay, Gravimetric Finish for Au
1	N/A	N/A	N/A	N/A	N/A	Blank		SlBlank 21.03		✓	✓
2	N/A	N/A	N/A	N/A	N/A	Certified Reference Materials (CRMs)		MEG-Au.17.04		✓	✓
3	N/A	N/A	N/A	N/A	N/A			MEG-Au.21.05		✓	✓
4	N/A	N/A	N/A	N/A	N/A			MEG-Au.21.01		✓	✓
5	FCM-0081	Core	12/13/2021	74.50	79.50	breccia	N/A	FCM-0081 74.5-79.5	✓	✓	✓
6	FCM-0500	Core	6/9/2023	201.00	204.50	siltstone 90%	gouge 10%	FCM-0500 201.00-204.50	✓	✓	✓
7	FCM-0500	Core	6/9/2023	247.30	249.90	siltstone 70%	breccia 30%	FCM-0500 247.30-249.90	✓	✓	✓
8	FCM-0500	Core	6/9/2023	372.00	374.70	siltstone 95%	gouge 5%	FCM-0500 372.00-374.70	✓	✓	✓
9	FCM-0452	Core	12/15/2023	523.90	528.00	siltstone 50%	gouge 50%	FCM-0452 523.90-528.00	✓	✓	✓
10	FCM-0452	Core	12/15/2023	771.50	776.00	dacite 100%	N/A	FCM-0452 771.50-776.00	✓	✓	✓
11	FCM-0452	Core	12/15/2023	897.60	901.20	siltstone 100%	N/A	FCM-0452 897.60-901.20	✓	✓	✓
12	FCM-0505	Core	7/11/2023	267.20	270.00	breccia 90%	gouge 10%	FCM-0505 267.20-270.00	✓	✓	✓
13	FCM-0438	Core	10/20/2023	747.00	750.00	breccia 60%	gouge 25%	FCM-0438 747.00-750.00		✓	✓
14	FCM-0438	Core	10/20/2023	842.00	845.00	siltstone 90%	shale 10%	FCM-0438 842.00-845.00		✓	✓
15	FCM-0438	Core	10/20/2023	975.10	978.10	siltstone 100%	N/A	FCM-0438 975.10-978.10		✓	✓
16	FCM-0438	Core	10/20/2023	1074.50	1079.00	intrusive 100%	N/A	FCM-0438 1074.50-1079.00		✓	✓
17	FCM-0452	Core	12/15/2023	523.90	528.00	siltstone 50%	gouge 50%	FCM-0452 523.90-528.00		✓	✓
18	FCM-0452	Core	12/15/2023	599.60	603.70	siltstone 100%	N/A	FCM-0452 599.60-603.70		✓	✓
19	FCM-0452	Core	12/15/2023	771.50	776.00	dacite 100%	N/A	FCM-0452 771.50-776.00		✓	✓
20	FCM-0452	Core	12/15/2023	803.00	807.70	dacite 100%	N/A	FCM-0452 803.00-807.70		✓	✓

Table 12-7: Summary Table of Hazen Results with Original Assays

No.	Hole No.	Type of Hole	Date of Drilling	From (ft)	To (ft)	Rock Type		FCM Sample ID	Original (ppm)	Hazen Results (ppm)	Hazen Duplicates (ppm)
						Lith 1	Litf2		FAICP AU	Fire Assay Au	Fire Assay Au
1	N/A	N/A	N/A	N/A	N/A	Blank		SlBlank 21.03	0.003	<0.2

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No.	Hole No.	Type of Hole	Date of Drilling	From (ft)	To (ft)	Rock Type		FCM Sample ID	Original (ppm)	Hazen Results (ppm)	Hazen Duplicates (ppm)
						Lith 1	Litf2		FAICP AU	Fire Assay Au	Fire Assay Au
2	N/A	N/A	N/A	N/A	N/A	Certified Reference Materials (CRMs)		MEG-Au.17.04	0.022	<0.2
3	N/A	N/A	N/A	N/A	N/A			MEG-Au.21.05	1.723	1.78
4	N/A	N/A	N/A	N/A	N/A			MEG-Au.21.01	0.407	0.48
5	FCM-0081	Core	12/13/2021	74.50	79.50	breccia	N/A	FCM-0081 74.5-79.5	0.002	<0.2
6	FCM-0500	Core	6/9/2023	201.00	204.50	siltstone 90%	gouge 10%	FCM-0500 201.00-204.50	3.33	1.75	1.27
7	FCM-0500	Core	6/9/2023	247.30	249.90	siltstone 70%	breccia 30%	FCM-0500 247.30-249.90	1.27	1.17
8	FCM-0500	Core	6/9/2023	372.00	374.70	siltstone 95%	gouge 5%	FCM-0500 372.00-374.70	0.756	0.206
9	FCM-0452	Core	12/15/2023	523.90	528.00	siltstone 50%	gouge 50%	FCM-0452 523.90-528.00	14.8	1.3	1.23
10	FCM-0452	Core	12/15/2023	771.50	776.00	dacite 100%	N/A	FCM-0452 771.50-776.00	2.7	0.411
11	FCM-0452	Core	12/15/2023	897.60	901.20	siltstone 100%	N/A	FCM-0452 897.60-901.20	2.3	0.617
12	FCM-0505	Core	7/11/2023	267.20	270.00	breccia 90%	gouge 10%	FCM-0505 267.20-270.00	2.23	2.95
13	FCM-0438	Core	10/20/2023	747.00	750.00	breccia 60%	gouge 25%	FCM-0438 747.00-750.00	11.7	11.3
14	FCM-0438	Core	10/20/2023	842.00	845.00	siltstone 90%	shale 10%	FCM-0438 842.00-845.00	86.7	74.5
15	FCM-0438	Core	10/20/2023	975.10	978.10	siltstone 100%	N/A	FCM-0438 975.10-978.10	3.04	2.91
16	FCM-0438	Core	10/20/2023	1074.50	1079.00	intrusive 100%	N/A	FCM-0438 1074.50-1079.00	10.1	7.34
17	FCM-0452	Core	12/15/2023	523.90	528.00	siltstone 50%	gouge 50%	FCM-0452 523.90-528.00	14.8	7.82	6.65
18	FCM-0452	Core	12/15/2023	599.60	603.70	siltstone 100%	N/A	FCM-0452 599.60-603.70	0.547	0.617
19	FCM-0452	Core	12/15/2023	771.50	776.00	dacite 100%	N/A	FCM-0452 771.50-776.00	2.7	2.26
20	FCM-0452	Core	12/15/2023	803.00	807.70	dacite 100%	N/A	FCM-0452 803.00-807.70	0.755	0.823

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The assay results from Hazen on CRMs are shown in Figure 12-46. Hazen's analytical results generally correlate well with the CRM values, with no outliers. A 45-degree line represents a good correlation between the standard assay certified value and actual assay results.

Table 12-7 also shows a good correlation between the blank assay from the FCM database and the result from Hazen.

Figure 12-46: Hazen Assay Results on CRMs (Au)

Note: Figure prepared by GRE, 2026.

A comparison of the original versus check assay values for the 16 core samples shows an acceptable correlation between the results, with an R2 of 0.7688, for Au (Figure 12-47).

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Figure 12-47: Hazen Core Check Assay Results (Au)

Note: Figure prepared by GRE, 2026.

As seen in Figure 12-47 the Hazen results on three samples, FCM-0452 523.90-528.00, FCM-0438 842.00-845.00, and FCM-0452 523.90-528.00, do not correlate well with their original assays. These three samples are from high-grade zones, and surrounding grades are variable high grades. Thus, the difference in grade is due to the high nugget effect and variability in these high-grade zones.

12.1.3.9 The Second Field Visit, Geological Data Verification, and Check Assays

GRE's QPs, Dr. Hamid Samari, conducted an on-site inspection at FCM from 27 to 28 April 2026, accompanied by Integra's geologists, Mr. Eugene Gyawu, Ms. Sarah Clark, and Mr. Atticus Proctor. The GRE's QP, Dr. Hamid Samari conducted this field visit mainly to check all 2024 through 2026 exploration programs conducted by Argonaut in 2024 and Integra from 2025 to 2026 (exploration programs prior to this had been validated within previous Technical Reports and presented in this Technical Report also) and to conduct field checks including the validation and accuracy of collar coordinates, geological units, and geological logging, and to take a few pulp samples for assay checking.

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12.1.3.9.1 Collar Coordinate Validation

GRE’s QP used a handheld GPS, model Garmin 64st, to check the coordinates at each drill location being validated. Geographic coordinates for the collar locations of 20 of the existing RC, sonic, and core drill holes (2024 and 2026) were recorded in the field using a hand-held GPS unit. The average variance between field collar coordinates and collar coordinates contained in the project database is roughly 10.7 feet, which is within the expected margin of error. The average variance between field collar elevation and those contained in the project database is 19.0 feet, which is within the expected margin of error Table 12‑8 and Figure 12‑48).

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Table 12-8: Collar Coordinates Inspections

General Holes Information						Taken from the Collar Excel Spreadsheet, Integra Database, Local Grid (US Feet)			Integra Local Grid Coordinates Converted to UTM NAD 83 Zone 11			Taken from the hand-held GPS, UTM NAD 83 Zone 11 by GRE's QP			Difference Distance (m)	Difference Elevation (m)
No.	Hole ID	Hole Type	Depth (ft)	Drill Year	Area	Easting	Northing	Elevation	Easting	Northing	Elevation (m)	Easting	Northing	Elevation (m)

1	FCM-0496	RC	300	2024	North Pit	56297.01	54278.06	5307.02	396541.46	4493417.94	1617.58	396543.00	4493420.00	1616.00	2.57	1.58
2	FCM-0532	RC	300	2024	North Pit	56390.35	53070.67	5366.37	396564.42	4493049.72	1635.67	396564.00	4493054.00	1621.00	4.31	14.67
3	2025-GT-R01	Core	510	2025	Radio Tower	56250.43	49643.89	5708.00	396506.27	4492006.48	1739.80	396504.00	4492010.00	1733.00	4.19	6.80
4	2025-GT-R03	Core	602	2025	Radio Tower	58042.11	49646.13	6182.00	397052.07	4491999.04	1884.27	397051.00	4491998.00	1870.00	1.49	14.27
5	2025-Met-R03	Core	461	2025	Radio Tower	56241.80	49632.63	5708.00	396503.59	4492003.09	1739.80	396500.00	4492011.00	1733.00	8.69	6.80
6	FCM25-0581	RC	400	2025	N/A	54960.92	49355.96	5436.17	396112.15	4491924.61	1656.94	396114.00	4491929.00	1658.00	4.76	1.06
7	FCM25-0603	RC	225	2025	Radio Tower	57167.15	51452.14	5615.30	396793.72	4492553.16	1711.54	396794.00	4492553.00	1703.00	0.32	8.54
8	FCM25-0674	RC	130	2025	N. Stockpile	52255.07	55553.64	4688.59	395315.98	4493824.83	1429.08	395314.00	4493826.00	1435.00	2.30	5.92
9	FCMR25-0893	RC	300	2025	South Dump	49968.77	47725.82	5043.04	394584.05	4491450.66	1537.12	394583.00	4491450.00	1520.00	1.24	17.12
10	FCMS25-0711	Sonic	200	2025	N. Stockpile	52651.95	54869.40	4837.91	395433.78	4493614.59	1474.60	395432.00	4493614.00	1479.00	1.88	4.40
11	FCMS25-0717	Sonic	250	2025	South Dump	50189.36	47894.71	4973.10	394652.01	4491501.11	1515.80	394655.00	4491505.00	1517.00	4.91	1.20
12	LP_2025-010	Sonic	125	2025	North Heap Leach	49647.20	56149.50	4553.61	394524.27	4494018.16	1387.94	394525.00	4494021.00	1391.00	2.93	3.06
13	SWD-737D	BH	28	2025	South Dump	48936.52	49538.11	4745.02	394277.81	4492007.40	1446.28	394277.00	4492010.00	1448.00	2.72	1.72
14	SW_36	BH	28	2025	South Dump	50097.58	47892.56	4987.55	394624.04	4491500.87	1520.20	394625.00	4491498.00	1517.00	3.02	3.20
15	SW_707	BH	28	2025	South Dump	48782.32	49564.61	4691.46	394230.96	4492016.17	1429.96	394230.00	4492018.00	1432.00	2.06	2.04
16	FCMR25-0884	RC	140	2026	South Dump	48931.75	48149.84	4800.08	394270.07	4491584.52	1463.07	394272.00	4491589.00	1462.00	4.87	1.07
17	FCMR25-0892	RC	300	2026	South Dump	49970.69	47442.30	5040.08	394583.35	4491364.28	1536.22	394586.00	4491365.00	1524.00	2.75	12.22
18	FCMR26-0904	RC	320	2026	South Dump	49681.20	47718.94	5016.17	394496.42	4491449.87	1528.93	394498.00	4491446.00	1522.00	4.18	6.93
19	FCMR26-0906	RC	200	2026	South Dump	49089.48	47721.03	4860.37	394316.18	4491453.18	1481.44	394314.00	4491453.00	1480.00	2.18	1.44
20	FCMR26-0958	RC	250	2026	South Dump	49834.37	48472.76	4903.39	394546.49	4491678.80	1494.55	394545.00	4491682.00	1496.00	3.53	1.45

															Distance	Elevation
												Maximum Difference			8.69	17.12
												Minimum Difference			0.32	1.06
												Average Difference			3.25	5.77

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Figure 12-48: Inspection of the Collar Coordinates, 2026

2025-MET-R03

FCM25-0581

FCM25-0603

FCM25-0496

FCM25-0711

FCMR26-0906

LP_2025-010

SW_737D

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12.1.3.9.2 Geological Logging Accuracy

During the site visit, GRE's QP, Dr. Hamid Samari, also spent one day at FCM's logging facility in Lovelock, Nevada (see Figure 12-49). The facility is a newly established, industry-standard logging facility prepared by Integra and is well equipped for core cutting, geological logging, and sample storage.

GRE's QP, Dr. Hamid Samari, compared core, RC, and sonic samples stored in core boxes, RC trays, and sample bags at FCM's Lovelock facility against the corresponding geological logs in FCM's database. A total of 1,130 ft of core, RC, and sonic samples from holes drilled during the 2024 to 2026 drilling campaigns were visually inspected. The review did not identify any material discrepancies in lithology, mineralization, or alteration, and the observed sample characteristics were consistent with the geological information recorded in the FCM database (see Table 12-9 and Figure 12-50 through Figure 12-54).

Figure 12-49: Core Storage and Core Logging in Integra's Facility at Lovelock, NV

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Table 12-9: Visual Inspection of Core, RC, and Sonic Sample Intervals

Drilling Date	Hole No	No	FCM_Property	Purpose of Drilling	Hole Type	Hole From	Hole To	Length ft	Model Lith
2024	FCM-0496	1	North Pit	Resource	RC	55	60	5	Quartzite
		2	North Pit		RC	60	65	5	Quartzite
		3	North Pit		RC	65	70	5	Quartzite
		4	North Pit		RC	70	75	5	Quartzite
		5	North Pit		RC	75	80	5	Quartzite
		6	North Pit		RC	80	85	5	Quartzite
		7	North Pit		RC	85	90	5	Quartzite
	FCM-0532	8	North Pit	Resource	RC	245	250	5	Siltite
		9	North Pit		RC	250	255	5	Siltite
		10	North Pit		RC	255	260	5	Siltite
		11	North Pit		RC	260	265	5	Siltite
		12	North Pit		RC	265	270	5	Siltite
		13	North Pit		RC	270	275	5	Siltite
		14	North Pit		RC	275	280	5	Siltite
		15	North Pit		RC	280	285	5	Siltite
	FCM-0549	16	North Pit	Resource	RC	60	65	5	Siltite
		17	North Pit		RC	65	70	5	Siltite
		18	North Pit		RC	70	75	5	Siltite
		19	North Pit		RC	75	80	5	Siltite
		20	North Pit		RC	80	85	5	Siltite
		21	North Pit		RC	85	90	5	Siltite
		22	North Pit		RC	90	95	5	Siltite
		23	North Pit		RC	95	100	5	Siltite
	FCM-0560	24	North Pit	Resource	RC	95	100	5	Siltite
		25	North Pit		RC	100	105	5	Siltite
		26	North Pit		RC	105	110	5	Siltite
		27	North Pit		RC	110	115	5	Siltite
		28	North Pit		RC	115	120	5	Siltite
		29	North Pit		RC	120	125	5	Siltite

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Drilling Date	Hole No	No	FCM_Property	Purpose of Drilling	Hole Type	Hole From	Hole To	Length ft	Model Lith
		30	North Pit		RC	125	130	5	Siltite
		31	North Pit		RC	130	135	5	Siltite
		32	North Pit		RC	135	140	5	Siltite
		33	North Pit		RC	140	145	5	Siltite
2025	2025-GT-C01	34	C7	Geotechnical	Core	339.47	340.12	0.65	Quartzite
		35	C7		Core	340.12	341	0.88	Quartzite
		36	C7		Core	341	341.73	0.73	Quartzite
		37	C7		Core	341.73	348	6.27	Quartzite
		38	C7		Core	348	353	5	Quartzite
		39	C7		Core	353	357	4	Quartzite
		40	C7		Core	357	360.89	3.89	Quartzite
		41	C7		Core	360.89	361.62	0.73	Quartzite
		42	C7		Core	361.62	363	1.38	Quartzite
		43	C7		Core	363	363.3	0.3	Quartzite
		44	C7		Core	363.3	363.88	0.58	Quartzite
		45	C7		Core	363.88	368	4.12	Quartzite
		46	C7		Core	368	373	5	Quartzite
	2025-GT-C02	47	C7	Geotechnical	Core	391.23	394	2.77	Siltite
		48	C7		Core	394	399	5	Siltite
		49	C7		Core	399	404	5	Siltite
		50	C7		Core	404	409	5	Siltite
		51	C7		Core	409	414	5	Quartzite
		52	C7		Core	414	419	5	Quartzite
		53	C7		Core	419	424	5	Quartzite
		54	C7		Core	424	427.68	3.68	Quartzite
	2025-GT-C04	55	C7	Geotechnical	Core	482	487	5	Siltite
		56	C7		Core	487	492	5	Siltite
		57	C7		Core	492	497	5	Siltite
		58	C7		Core	497	502	5	Siltite
		59	C7		Core	502	507	5	Siltite

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Drilling Date	Hole No	No	FCM_Property	Purpose of Drilling	Hole Type	Hole From	Hole To	Length ft	Model Lith
		60	C7		Core	507	512	5	Siltite
	2025-GT-R01	61	Radio Tower	Geotechnical	Core	57.5	63.5	6	Siltite
		62	Radio Tower		Core	63.5	67.5	4	Siltite
		63	Radio Tower		Core	67.5	71.5	4	Siltite
		64	Radio Tower		Core	71.5	75.5	4	Siltite
		65	Radio Tower		Core	75.5	80.5	5	Siltite
		66	Radio Tower		Core	80.5	85	4.5	Siltite
		67	Radio Tower		Core	85	91	6	Siltite
		68	Radio Tower		Core	91	96	5	Siltite
	2025-GT-R03	69	Radio Tower	Geotechnical	Core	60	65	5	Limestone
		70	Radio Tower		Core	65	70	5	Limestone
		71	Radio Tower		Core	70	79	9	Limestone
		72	Radio Tower		Core	79	82	3	Limestone
		73	Radio Tower		Core	82	87	5	Limestone
		74	Radio Tower		Core	87	92	5	Limestone
		75	Radio Tower		Core	92	97	5	Limestone
		76	Radio Tower		Core	97	102	5	Limestone
		77	Radio Tower		Core	102	107	5	Limestone
		78	Radio Tower		Core	257	262	5	Limestone
		79	Radio Tower		Core	262	266.5	4.5	Limestone
		80	Radio Tower		Core	266.5	271	4.5	Limestone
		81	Radio Tower		Core	271	275	4	Limestone
	2025-GT-R05	82	Radio Tower	Geotechnical	Core	328	332	4	Limestone
		83	Radio Tower		Core	332	337	5	Limestone
		84	Radio Tower		Core	337	342	5	Limestone
		85	Radio Tower		Core	342	347	5	Limestone
		86	Radio Tower		Core	347	352	5	Limestone
		87	Radio Tower		Core	352	357	5	Limestone
		88	Radio Tower		Core	357	362	5	Limestone
		89	Radio Tower		Core	362	367	5	Limestone

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Drilling Date	Hole No	No	FCM_Property	Purpose of Drilling	Hole Type	Hole From	Hole To	Length ft	Model Lith
	FCM25-0581	90	N/A	Exploration	RC	50	55	5	Quartzite
		91	N/A		RC	55	60	5	Quartzite
		92	N/A		RC	60	65	5	Quartzite
		93	N/A		RC	65	70	5	Quartzite
		94	N/A		RC	70	75	5	Quartzite
		95	N/A		RC	75	80	5	Quartzite
	FCM25-0603	96	Radio Tower	Exploration	RC	100	105	5	Siltite
		97	Radio Tower		RC	105	110	5	Siltite
		98	Radio Tower		RC	110	115	5	Siltite
		99	Radio Tower		RC	115	120	5	Siltite
		100	Radio Tower		RC	120	125	5	Siltite
		101	Radio Tower		RC	125	130	5	Siltite
		102	Radio Tower		RC	130	135	5	Siltite
		103	Radio Tower		RC	135	140	5	Siltite
		104	Radio Tower		RC	140	145	5	Siltite
		105	Radio Tower		RC	145	150	5	Siltite
		106	Radio Tower		RC	150	155	5	Quartzite
		107	Radio Tower		RC	155	160	5	Quartzite
	FCM25-0674	108	N. Stockpile	Resource	RC	100	105	5	Dump-Siltite
		109	N. Stockpile		RC	105	110	5	Dump-Siltite
		110	N. Stockpile		RC	110	115	5	Dump-Siltite
		111	N. Stockpile		RC	115	120	5	Dump-Siltite
		112	N. Stockpile		RC	120	125	5	Dump-Siltite
		113	N. Stockpile		RC	125	130	5	Dump-Siltite
	FCMR25-0893	115	South Dump	Resource	RC	250	255	5	Medium
		116	South Dump		RC	255	260	5	Medium
		117	South Dump		RC	260	265	5	Medium
		118	South Dump		RC	265	270	5	Medium
		119	South Dump		RC	270	275	5	Medium
		120	South Dump		RC	275	280	5	Very Light

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Florida Canyon Gold Mine	NI 43-101 Technical Report

Drilling Date	Hole No	No	FCM_Property	Purpose of Drilling	Hole Type	Hole From	Hole To	Length ft	Model Lith
		121	South Dump		RC	280	285	5	Very Light
		122	South Dump		RC	285	290	5	Very Light
		123	South Dump		RC	290	295	5	Very Light
		124	South Dump		RC	295	300	5	Dark
	FCMS25-0711	125	N. Stockpile	N/A	Sonic	41	47	6	Dump-Siltite
		126	N. Stockpile		Sonic	49	54	5	Dump-Siltite
		127	N. Stockpile		Sonic	54	59	5	Dump-Siltite
		128	N. Stockpile		Sonic	59	64	5	Dump-Siltite
	LP_2025-010	129	North Heap Leach	Resource	Sonic	93	98	5	Dump-Siltite
		130	North Heap Leach		Sonic	98	103	5	Dump-Siltite
		131	North Heap Leach		Sonic	103	108	5	Dump-Siltite
		132	North Heap Leach		Sonic	108	113	5	Dump-Siltite
		133	North Heap Leach		Sonic	113	118	5	Dump-Siltite
		134	North Heap Leach		Sonic	118	121	3	Dump-Siltite
		135	North Heap Leach		Sonic	121	125	4	Dump-Siltite
2026	FCMR25-0884	136	South Dump	Resource	RC	0	100	100	N/A
	FCMR25-0892	137	South Dump	Resource	RC	100	200	100	N/A
	FCMR26-0904	138	South Dump	Resource	RC	0	100	100	N/A
	FCMR26-0906	139	South Dump	Resource	RC	0	100	100	Dump-Quartzite
	FCMR26-0958	140	South Dump	Resource	RC	0	100	100	Dump-Quartzite

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Florida Canyon Gold Mine	NI 43-101 Technical Report

Figure 12-50: Visual Inspection of Selected Intervals from Hole 2025-GT-R03

28 July 2026

Florida Canyon Gold Mine	NI 43-101 Technical Report

Figure 12-51: Visual Inspection of Selected Intervals from Hole 2025-GT-C01

28 July 2026

Florida Canyon Gold Mine	NI 43-101 Technical Report

Figure 12-52: Visual Inspection of Selected Intervals from Hole 2025-GT-C04

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Florida Canyon Gold Mine	NI 43-101 Technical Report

Figure 12-53: Visual Inspection of Selected Intervals from RC Holes FCM25-0581, FCM25-674, FCM25-893, and FCM-0496

FCM25-0581 (0-100 ft) | FCM25-0674 (0-130 ft) | FCM25-0893 (200-300 ft) | FCM-0496 (0-100 ft)

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Florida Canyon Gold Mine	NI 43-101 Technical Report

Figure 12-54: Visual Inspection of Selected Intervals from RC Holes FCM25-0560, FCM26-0884, FCM26-0906, and FCM25-0603

FCM25-0560 (0-200 ft)

FCM26-0884 (0-100 ft)

FCMR26-0906 (0-100 ft)

FCM25-0603 (0-100 ft)

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Florida Canyon Gold Mine	NI 43-101 Technical Report

12.1.3.9.3 Check Assay

GRE's QP, Dr. Hamid Samari, selected 28 sample intervals to check their assays. All sample intervals selected by Dr. Samari for the check assay were selected from the 2024, 2025, and 2026 drilling programs, including RC, core, and sonic holes from different areas (Figure 12-55).

All reject pulp samples were labeled, and core samples were bagged and labeled by the GRE's QP, Dr. Hamid Samari. A total of 28 check samples, including three core samples (1/4 core) and 25 pulp samples, were shipped by GRE's QP to Hazen Research Inc. (Hazen) in Golden, Colorado, USA, for fire assay with Atomic Absorption (AA) finish for gold (Table 12-10).

Figure 12-55: Selected Samples for Check Assay

Hazen received all check samples on April 30, 2026.

On May 13, 2026, GRE's QP, Hamid Samari, received Hazen's analytical report on the 28 selected samples by fire assay with an AA finish for gold (Table 12-11).

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Table 12-10: Check Samples Submitted to Hazen Labs

Drilling Date	Hole No	FCM_Property	Hole Type	Hole From ft	Hole To ft	FCM Sample ID	GRE Sample ID	Sample Type		Request Analysis
								Pulp Samples	1/4 Core samples	Fire Assay, AA Finish for Au
2024	FCM-0496	North Pit	RC	75	80	FCM-0496 75-80	GRE-FC-01	þ		þ
	FCM-0532	North Pit	RC	255	260	FCM-0532 255-260	GRE-FC-02	þ		þ
	FCM-0560	North Pit	RC	105	110	FCM-0560 105-110	GRE-FC-03	þ		þ
	FCM-0560	North Pit	RC	140	145	FCM-0560 140-145	GRE-FC-04	þ		þ
2025	2025-GT-C01	C7	Core	348	353	1059456	GRE-FC-05	þ		þ
	2025-GT-C04	C7	Core	492	497	1059297	GRE-FC-06	þ		þ
	2025-GT-R01	Radio Tower	Core	429	434	783998	GRE-FC-07	þ		þ
	2025-GT-R03	Radio Tower	Core	97	102	1059691	GRE-FC-08	þ		þ
	2025-GT-R05	Radio Tower	Core	332	337	1060000	GRE-1060000		þ	þ
	2025-GT-R05	Radio Tower	Core	337	342	1060001	GRE-1060001		þ	þ
	2025-GT-R05	Radio Tower	Core	342	347	1060002	GRE-1060002		þ	þ
	2025-GT-R05	Radio Tower	Core	342	347	1060002	GRE-FC-09	þ		þ
	2025-Met-R03	Radio Tower	Core	403	408	1059110	GRE-FC-10	þ		þ
	FCM25-0581	N/A	RC	65	70	FCM25_0581_65-70	GRE-FC-11	þ		þ
	FCM25-0603	Radio Tower	RC	45	50	FCM25-0603_45-50	GRE-FC-12	þ		þ
	FCM25-0674	N. Stockpile	RC	80	85	FCM25-0674 80-85	GRE-FC-13	þ		þ
	FCMR25-0893	South Dump	RC	255	260	FCMR25-0893 255-260	GRE-FC-14	þ		þ
	FCMS25-0711	N. Stockpile	Sonic	49	54	FCMS25-0711_49-54	GRE-FC-15	þ		þ
	FCMS25-0717	South Dump	Sonic	15	20	FCMS25-0717_15-20	GRE-FC-16	þ		þ
	LP_2025-010	North Heap Leach	Sonic	108	113	LP_2025-010_108-113	GRE-FC-17	þ		þ
	SWD-737D	South Dump	BH	0	28	SWD-737D	GRE-FC-18	þ		þ
	SW_36	South Dump	BH	0	28	SW_36	GRE-FC-19	þ		þ
	SW_707	South Dump	BH	0	28	SW_707	GRE-FC-20	þ		þ

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Drilling Date	Hole No	FCM_Property	Hole Type	Hole From ft	Hole To ft	FCM Sample ID	GRE Sample ID	Sample Type		Request Analysis
								Pulp Samples	1/4 Core samples	Fire Assay, AA Finish for Au
2026	FCMR25-0884	South Dump	RC	15	20	FCMR25-0884 15-20	GRE-FC-21	þ		þ
	FCMR25-0892	South Dump	RC	190	195	FCMR25-0892 190-195	GRE-FC-22	þ		þ
	FCMR26-0904	South Dump	RC	95	100	FCMR26-0904 95-100	GRE-FC-23	þ		þ
	FCMR26-0906	South Dump	RC	60	65	FCMR26-0906 60-65	GRE-FC-24	þ		þ
	FCMR26-0958	South Dump	RC	10	15	FCMR26-0958 10-15	GRE-FC-25	þ		þ

Table 12-11: Summary Table of Hazen Results with Original Assays

Drilling Date	Hole No	FCM_Property	Hole Type	Hole From ft	Hole To ft	FCM Sample ID	GRE Sample ID	Original (ppm)	Hazen Results (ppm)	Hazen Duplicates (ppm)
								Fire Assay AA- Au	Fire Assay AA - Au	Fire Assay AA-Au
2024	FCM-0496	North Pit	RC	75	80	FCM-0496 75-80	GRE-FC-01	0.83	0.74
	FCM-0532	North Pit	RC	255	260	FCM-0532 255-260	GRE-FC-02	3.28	3.31
	FCM-0560	North Pit	RC	105	110	FCM-0560 105-110	GRE-FC-03	9.90	2.11
	FCM-0560	North Pit	RC	140	145	FCM-0560 140-145	GRE-FC-04	1.27	1.29
2025	2025-GT-C01	C7	Core	348	353	1059456	GRE-FC-05	5.13	5.79	5.72
	2025-GT-C04	C7	Core	492	497	1059297	GRE-FC-06	9.90	11.1
	2025-GT-R01	Radio Tower	Core	429	434	783998	GRE-FC-07	1.73	1.83
	2025-GT-R03	Radio Tower	Core	97	102	1059691	GRE-FC-08	0.74	0.72
	2025-GT-R05	Radio Tower	Core	332	337	1060000	GRE-1060000	0.70	1.01
	2025-GT-R05	Radio Tower	Core	337	342	1060001	GRE-1060001	0.50	0.68
	2025-GT-R05	Radio Tower	Core	342	347	1060002	GRE-1060002	4.37	1.51
	2025-GT-R05	Radio Tower	Core	342	347	1060002	GRE-FC-09	4.37	5.17
	2025-Met-R03	Radio Tower	Core	403	408	1059110	GRE-FC-10	1.19	1.19

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Drilling Date	Hole No	FCM_Property	Hole Type	Hole From ft	Hole To ft	FCM Sample ID	GRE Sample ID	Original (ppm)	Hazen Results (ppm)	Hazen Duplicates (ppm)
								Fire Assay AA- Au	Fire Assay AA - Au	Fire Assay AA-Au
	FCM25-0581	N/A	RC	65	70	FCM25_0581_65-70	GRE-FC-11	12.00	11.8	13.6
	FCM25-0603	Radio Tower	RC	45	50	FCM25-0603_45-50	GRE-FC-12	0.57	0.65
	FCM25-0674	N. Stockpile	RC	80	85	FCM25-0674 80-85	GRE-FC-13	0.45	0.47
	FCMR25-0893	South Dump	RC	255	260	FCMR25-0893 255-260	GRE-FC-14	0.57	0.53
	FCMS25-0711	N. Stockpile	Sonic	49	54	FCMS25-0711_49-54	GRE-FC-15	0.73	0.85
	FCMS25-0717	South Dump	Sonic	15	20	FCMS25-0717_15-20	GRE-FC-16	1.02	0.96
	LP_2025-010	North Heap Leach	Sonic	108	113	LP_2025-010_108-113	GRE-FC-17	0.59	0.31
	SWD-737D	South Dump	BH	0	28	SWD-737D	GRE-FC-18	0.17	0.2
	SW_36	South Dump	BH	0	28	SW_36	GRE-FC-19	0.20	0.29
	SW_707	South Dump	BH	0	28	SW_707	GRE-FC-20	0.10	0.16
2026	FCMR25-0884	South Dump	RC	15	20	FCMR25-0884 15-20	GRE-FC-21	0.75	0.92
	FCMR25-0892	South Dump	RC	190	195	FCMR25-0892 190-195	GRE-FC-22	0.35	0.51
	FCMR26-0904	South Dump	RC	95	100	FCMR26-0904 95-100	GRE-FC-23	0.36	0.46
	FCMR26-0906	South Dump	RC	60	65	FCMR26-0906 60-65	GRE-FC-24	0.94	0.91	0.95
	FCMR26-0958	South Dump	RC	10	15	FCMR26-0958 10-15	GRE-FC-25	0.20	0.25

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Florida Canyon Gold Mine	NI 43-101 Technical Report

The check assay comparison between the original gold assays and the independent Hazen Laboratory assays indicates generally acceptable analytical agreement and confirms the overall reliability of the assay database. Most samples plot close to the 1:1 reference line and within the ±10% error envelope, demonstrating reasonable reproducibility between the original and check assay results. The regression coefficient (R² = 0.7586) indicates a moderate-to-strong correlation between the two datasets (Figure 12-56).

A small number of samples show greater dispersion from the 1:1 line, particularly at moderate to high gold grades. This level of variability is considered typical for gold assays and may reflect the effects of sample heterogeneity, coarse gold distribution (nugget effect), differences in subsampling, and analytical uncertainty between laboratories. No consistent systematic bias is evident from the dataset, and the results support the suitability of the analytical methods and sample preparation procedures used during the drilling program. Overall, the check assay program provides reasonable confidence in the accuracy and reliability of the gold assay database for geological interpretation and Mineral Resource evaluation.

Figure 12-56: Hazen Check Assay Results (Au)

Note: Figure prepared by GRE, 2026.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

12.2 Standard Mine

12.2.1 Standard Mine Database Audits and QA/QC

The StdM database has been independently reviewed and audited on several occasions by MDA in support of previous Mineral Resource and Mineral Reserve estimates.

In 2003, MDA audited 51 drill holes and identified only minor discrepancies. One drill hole (STD-21) required revision based on original handwritten assay records. Available collar and survey information reviewed during the audit was found to be consistent with the database.

In 2008, MDA completed an additional audit of 14 drill holes from the 2005 to 2007 drilling campaigns. No material errors were identified, and the audit confirmed the overall reliability of the database.

No additional drilling data had been incorporated into the database prior to the 2009 review, and therefore no further data verification audit was completed at that time. Subsequent technical reviews completed in 2011 and 2012 by MDA, (Prenn, 2011; 2012), relied on the existing StdM resource model and did not include additional audits of post-2009 drilling.

As no additional QA/QC datasets beyond those reviewed in previous technical reports were available for the 2021 drilling or for the historical drilling, the QP relies in part on the conclusions of the historical MDA reviews summarized below.

The current QP reviewed the findings of these historical audits together with the available drill hole, geological, assay, and modeling databases. Based on this review, no material issues were identified that would adversely affect the suitability of the database for Mineral Resource estimation purposes.

12.2.2 Standard Mine QA/QC Results: Check Assays

In 2002 and 2003, MDA reviewed check assay data from the 2001 and 2002 StdM drilling programs. The dataset included original assays performed by American Assay Laboratories ("AAL"), together with check assays completed by both AAL and Chemex Laboratories (Prenn, 2003).

The review included 2,466 assay pairs from pulp duplicates analyzed by AAL and 99 assay pairs for which AAL prepared the pulp and Chemex completed the check assay. Summary statistics of the check assay results are presented in Table 12-12.

Overall, the results indicated acceptable agreement between original and check assays and did not identify any significant analytical bias that would adversely affect the suitability of the data for Mineral Resource estimation purposes.

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Table 12-12: Standard Mine 2001-2002 Gold Check Assays (Prenn, 2003)

Correlation between the original and check assay datasets was very strong (r = 0.99), with an average difference of approximately 8% between paired assays. Although the variance between individual assay pairs ranged widely, this was largely attributable to low-grade samples near the analytical detection limit.

To reduce the influence of these low-grade samples, the data were also evaluated using cutoff grades of 0.005, 0.010, and 0.018 oz Au/ton, corresponding to historical production cutoff grades used at StdM. At each cutoff grade, the average difference between original and check assays ranged from approximately 11% to 12%, while the variability between paired assays decreased as the cutoff grade increased (Table 12-12).

28 July 2026

Florida Canyon Gold Mine	NI 43-101 Technical Report

The results indicate acceptable agreement between original and check assays and do not suggest the presence of any significant analytical bias.

Figure 12-57 is a scatterplot of the gold check assay data; Figure 12-58 graphically shows the assay variance per individual sample.

Figure 12-57: Scatterplot of Gold Check Assay Data (Pulp) (Prenn, 2003)

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Florida Canyon Gold Mine	NI 43-101 Technical Report

Figure 12-58: Gold Check Assay Variance (Prenn, 2003)

Check assaying of sample pulps examined the heterogeneity of the assay pulp (approximately 500 grams) and served as a check of the assaying procedures. As reported by Prenn (2003), this was a necessary check of the laboratory's analytical practices and should be continued.

The historical check assay results indicate acceptable agreement between original assays and check assays and do not suggest the presence of systematic analytical bias.

12.2.3 Standard Mine QA/QC Results: Duplicate Samples from Coarse Rejects

In 2002, SGMI implemented a check sample program whereby a selection of coarse reject samples and assay pulps originally prepared and analyzed by AAL were submitted to Chemex Laboratories for independent analysis. Chemex re-assayed the original pulps and also prepared and analyzed new pulps from the corresponding coarse reject material.

This program provided an assessment of analytical precision as well as the variability associated with sample preparation and sample heterogeneity at the coarse reject stage. The results of the comparison between original assays and duplicate sample assays are summarized in Table 12-13 and illustrated in Figure 12-59.

Overall, the results supported the reliability of the sample preparation and analytical procedures used during the drilling programs.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

Table 12-13: Coarse Reject Duplicate Sample Assays (Prenn, 2003)

Historical reviews concluded that the observed variability was consistent with the nugget effect expected in disseminated gold mineralization and was acceptable for Mineral Resource estimation purposes.

Figure 12-59: Scatterplot of Coarse Reject Duplicate Sample Assay Data (Prenm, 2003).

12.2.4 Standard Mine QA/QC Results: Duplicate Samples Collected at the Drill Rig

During the 1999 and 2000 drilling program in the StdM area, SGMI collected duplicate samples from the rotating wet splitter at the RC rig at intervals of about 50 feet from selected drill holes (Prenn, 2003). Duplicate samples were taken from 20 RC holes drilled in the North Pit, Cordex, and Star deposits. For samples collected in 1999, Barringer assayed the original samples and Cone assayed the duplicate samples. For the samples collected in 2000, AAL processed and assayed the original samples, and the duplicates were sent to Inspectorate. Results of this duplicate sampling are summarized in Table 12-14. Figure 12-60 is a scatterplot of the duplicate sample data

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Table 12-14: Drill Split Duplicate Sample Assays

The results demonstrate acceptable sampling precision considering the style of mineralization and sampling methods employed.

Figure 12-60: Scatterplot of Duplicate Samples Collected at the Drill Rig (Prenn, 2003)

12.2.5 Standard Mine QA/QC Results: Additional (2003-2008) Check Samples

Additional check assay programs were completed during subsequent drilling campaigns between 2003 and 2008.

Additional check assay programs were completed during the 2003, 2004, and 2006-2008 drilling campaigns. Although the detailed check assay database was not available for review during the 2011 audit, SGMI provided summary results for the 2003 and 2004 programs, which are presented in Table 12-15 and Table 12-16, respectively. A summary of the 2006-2008 check assay results is presented in Table 12-17.

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According to Prenn (2011), the comparison between the original assays performed by AAL and the check assays completed by Alaska Assay Laboratories demonstrated acceptable agreement. The results did not indicate any significant analytical bias and were considered suitable for Mineral Resource estimation purposes.

Table 12-15: 2003 Standard Check Samples

Table 12-16: 2004 Standard Check Samples

Table 12-17: Summary of Standard 2006-2008 Check Samples

Historical reviews found no evidence of material analytical bias and concluded that the assay database was suitable for Mineral Resource estimation.

12.2.6 Geotechnical Data

Geotechnical information available for the StdM area is limited due to the predominance of RC drilling. A small number of core holes were completed historically and provided information regarding lithology, structure, and rock quality.

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No geotechnical data were collected as part of the 2021 drilling program, and the QP did not have access to the original historical geotechnical datasets used in previous technical studies. Consequently, the QP relies upon the conclusions and observations presented in previous technical reports regarding the adequacy of the available geotechnical information.

For the purposes of Mineral Resource estimation, the available geotechnical information is considered sufficient. However, the existing data are not considered adequate to support detailed pit slope design or other mine engineering studies without additional geotechnical investigation.

12.3 Data Verification QP Opinion on Adequacy

12.3.1 Ms. Terre Lane

The database used for the Mineral Resource and Reserve estimation was reviewed by Ms. Terre Lane, MMSA QP. The data verification of the drilling campaigns shows that the data did not identify any material issues, and the QP is satisfied that the assay data are of suitable quality to be used as the basis for the resource estimate.

The FCM mine has been in operation for over 40 years. Mining and processing methods, costs, and infrastructure needs were based on the current operations. All costs used in the analysis were verified and reviewed by the QP and were assessed to be current and appropriate for use.

12.3.2 Dr. Todd Harvey

The FCM leach pads have been in operation for more than 40 years and during this time several hundred columns, countless bottle roll tests and continuous pad/solution and carbon sampling campaigns have been conducted to determine expected gold recovery. Dr. Todd Harvey, RM SME, reviewed all the metallurgical data and assessed it to be current and appropriate for use.

12.3.3 Dr. Hamid Samari

Dr. Hamid Samari, MMSA QP, independently reviewed and evaluated the historical data verification work documented in previous Technical Reports and reviewed the available drilling, sampling, geological, analytical, and QA/QC information associated with the FCM databases, including drilling programs completed from 1981 through April 27, 2026. The historical data review and previous independent verification work did not identify any material issues that would adversely affect the integrity of the geological and analytical databases.

The QP independently reviewed and audited the FCM databases for the 2017 through April 27, 2026 drilling programs by comparing the digital databases with original analytical certificates and source files. The review included verification of collar coordinates, downhole surveys, geological logging, sample intervals, assay databases, and QA/QC information. Approximately ten percent (10%) of the analytical database for the 2024 through April 27, 2026 drilling programs was manually spot-checked against original laboratory certificates and source records for accuracy, and no transcription errors, material discrepancies, or database integrity issues were identified.

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The QP also independently reviewed and evaluated the complete QA/QC datasets for the 2017 through April 27, 2026 drilling programs, including blank samples, certified reference materials (CRMs), field duplicates, coarse reject duplicates, and pulp duplicate samples. QA/QC control charts were prepared and evaluated for all QA/QC sample types, and the results demonstrated satisfactory analytical accuracy and precision, with no evidence of material contamination, analytical bias, or other material issues that would adversely affect the integrity of the databases.

Furthermore, the QP conducted two independent site inspections of the FCM and the Integra core logging and storage facilities in Lovelock, Nevada. These site visits included verification of selected collar locations, geological maps, geological logging, sample handling and storage procedures, and physical inspection of selected reverse circulation, sonic, and diamond drill samples. Selected samples were submitted for independent check assays, and the results demonstrated acceptable agreement with the original analytical results and did not indicate any systematic analytical bias.

As part of his independent data verification program, Dr. Hamid Samari, reviewed historical and recent drilling, sampling, geological, analytical, and QA/QC information associated with the FCM databases; audited the digital databases against original laboratory certificates and source files; verified selected collar coordinates, downhole surveys, geological logs, sample intervals, assay records, and QA/QC data; manually spot-checked approximately 10% of the analytical database for the 2017 through April 27, 2026 drilling programs; conducted site inspections of the FCM and the core logging and storage facilities in Lovelock, Nevada; inspected selected RC, sonic, and diamond drill samples; recorded selected drill collar locations and compared them with the database; and collected selected samples for independent check assays.

Based on the review of historical and recent drilling data, previous verification work, independent database audits, QA/QC reviews, site inspections, geological verification activities, and independent check assay results, the QP is of the opinion that the drilling, geological, analytical, and QA/QC databases for the FCM are sufficiently accurate, reliable, and suitable for use in Mineral Resource estimation.

12.3.4 Mr. Larry Breckenridge

Mr. Breckenridge independently reviewed the environmental data provided by the FMC team. This was done by checking the laboratory reports with the Environmental Database.  No errors were discovered.

12.3.5 Mr. Antoine Teixeira de Carvalho

Antoine Teixeira de Carvalho, P.Geo., independently reviewed the drill hole database, collar information, downhole survey data, assay tables, geological coding, compositing procedures, mineralized domains, and estimation inputs used for the current Mineral Resource Estimate of StdM. No material issues were identified that would significantly affect the reliability of the Mineral Resource Estimate presented in Chapter 14.

The QP did not have access to additional QA/QC databases beyond those reviewed and documented in previous technical reports. Consequently, the QP relies in part upon the conclusions of the historical MDA reviews and QA/QC evaluations.

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The StdM database has supported previous Mineral Resource estimates and more than a decade of mining operations. The consistency between geological interpretations, drilling results, historical production performance, and resource modeling provides additional confidence in the reliability of the database.

The QP recommends future drilling programs at StdM maintain the use of independent laboratory check assays. In addition, duplicate samples should be routinely submitted to the primary laboratory to provide ongoing monitoring of analytical precision and laboratory performance. Based on the review completed, the QP is of the opinion that the available drilling, geological, and analytical data are adequate to support the Mineral Resource Estimate presented in this report.

12.3.6 Mr. Dave Swanton

A drillhole database containing geological and assay data for both the FCM and StdM sites was provided to the QP by Integra and appeared to be generally complete and in a usable format. The geological information contained within was used as a basis for evaluation of geological data at the FCM site and in drillcore as part of the QP's work on the project, and was found to be complete and correct. No evaluation of the assay data contained in the database against original sources was conducted by the QP.

12.3.7 Mr. Maxime Lamothe

The geotechnical data used to develop the geotechnical design guidelines are considered adequate for the purposes of this assessment. The majority of the data were obtained from investigations conducted in 2025, which were requested and largely carried out by Alius. Additional supporting data were obtained from previous geotechnical investigations completed by BARR in the Radio Towers pit area.

Alius conducted data verification activities on the geotechnical information used in this assessment. Verification included review of original source data, such as televiewer survey files, geotechnical logging sheets, core photographs, and other relevant primary records referenced in available reports. Standard internal review and quality control procedures were applied to all data requested by Alius to confirm consistency, completeness, and suitability for use in the assessment.

Where data did not meet the expected level of confidence or could not be adequately verified, those data were excluded from the assessment. Based on the verification procedures completed, the QP is of the opinion that the data used in this assessment are sufficiently reliable and appropriate to support the geotechnical interpretations and design recommendations presented in this report.

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13 MINERALOGICAL PROCESSING AND METALLURGICAL TESTING

13.1 Metallurgical Test Work

The FCM project was first placed into full commercial production in 1986 by Pegasus Gold Corporation.  The process selection was a cyanide heap leach employing both ROM and crushed ore.  The previous test work history is not available but the project has conducted extensive metallurgical testing over the last 40 years with support production records.

Routine metallurgical test work for ore placed on the South Heap Leach Pad (SHLP) is conducted on samples that are representative of the various types and styles of mineralization and the mineral deposit as a whole.  These samples were sourced from either the Main, Central, Jasperoid, North and/or Radio Tower open pits. Test work consists of small (220 lb) and large (1,545 lb) test leach columns, bottle roll testing on daily composite crusher samples, and cyanide soluble, LECO and Preg-robbing analysis of blasthole samples and test column material.

Carbon suite testing for carbon hardness, activity and attrition is conducted on new carbon supply as needed. Carbon activity testing is done on every elution cycle, acid wash and reactivated carbon batch, which informs the performance quality of both the CIC and elution circuits. All metallurgical test work is supported on-site by an analytical lab equipped with atomic adsorption spectrometers (AA's), fire assay furnaces, carbon/sulfur analyzer (LECO), XRF (May 2026) and sample preparation equipment. The test work and analytical equipment are all typical of the industry.

The small test leach columns are conducted on monthly composites of daily crusher samples, and on geological samples of interest. The geological samples are identified by both the metallurgical and geologic teams to represent novel and upcoming or otherwise poorly understood mine areas that may deviate from the expected recovery curves. Installed in 2022, large columns allow for test work on samples with larger particle sizes to help determine the impact to recovery from larger rock size. A pair of large columns, typically containing minus 4 inch material, are operated in conjunction with a pair of smaller columns, typically containing minus 1.5 inch material, as well as bottle roll tests to provide a direct comparison of the size sensitivity to recovery.

Figure 13-1, below, shows that column testing of crushed material recovers consistently between 50% and 70%, while the ROM material recovers between 30% and 50%. These tests are typically conducted as closed circuit tests with a cyanide concentration of 0.5 lb/ton at a pH of >10.5.  Irrigation is maintained 0.003 gpm/ft2 for a test duration of 90 days.  Gold and silver extractions are determined by a mass balance including solution assays and residue fire assays.

The three completed tests show ROM recovery is also sensitive to ore source and geological variation such as fault and silicification zones.

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Figure 13-1: Column Testing on Monthly Composites of Crushed Material and Column Testing of ROM
Material Collected on a Quarterly Basis

Note: Figure prepared by FCM, 2026.

There are only minor quantities of organic carbon and sulfidic sulfur in the oxide portions of the current pits being mined. To the extent known, there are no significant effects on potential economic gold extraction from these deleterious elements.

There is sulfide mineralization below the current active oxide deposits. A third-party metallurgical testing facility is performing test work on exploration core samples. Results will be used to help determine the future benefit from processing sulfidic ores at FCM. This "proof of concept" testing will provide sulfide processing flowsheet options and associated costs of the required equipment. A LECO CS844 has been installed since Q3-2024, which allows for exploration and blasthole samples to be analyzed for carbon and sulfur content on site. As the mine pits approach sulfide mineralized zones, the utilization of LECO tests determine if ore is suitable for oxide heap leaching. To support this, selected samples are sent for external X-ray diffraction (XRD) to correlate acid-generation potential with mineral speciation, building on the extensive sulfide flotation work completed at FLS (FLSmidth A/S) in 2024 (FLS, 2024).

13.2 Process Optimization Test Work

FCM operates at a typical dosage of 2.3 lb lime per ore ton to maintain a 10.2 pH in the effluent returning to the pregnant pond. Lime is applied to both crushed and ROM ore, which allows for consistent pH control in the leaching solution. Concentrated liquid sodium cyanide (30-35%) is added at the barren pump inlets to provide a constant barren solution application dosage of 0.5 lbs of sodium cyanide per ton of barren solution at the top of the pad. Leach solution is applied at 0.003 to 0.004 gallons per minute per square foot (gpm/sqft) which provides for an average percolation rate of 4.4 feet/day. New areas under leach receive a reduced application of 0.002 gpm/sqft (half application rate) for seven days to avoid ponding or other percolation issues before receiving the full application rate.

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ROM ore with higher clay content or fines heavy ore is often routed to the crusher as the dust suppressant water at the crusher is dosed with an agglomerating polymer at 0.02 lb per ore ton of crushed ore, which reduces the risk of ponding and maintains good percolation rates.  Additionally, crushed ore permeability is monitored via permeability testing, with coarser material blending utilized as a mitigation strategy. Reagent and application rate optimization testing is carried out when mining new pits, such as the North Pit, and previously unknown geological variations that are discovered through exploration drilling. Optimization work is done on the historic pits when blastholes show either higher sulfide content as the pits get deeper, or alterations high in clay, silica or fault zones.

The new carbon column train was commissioned in Q4-2024, doubling the CIC processing capacity to 10,400 gpm. FCM now operates three separate carbon column trains, each containing five columns. E1 columns hold 6 tons of carbon and process 3,100 gpm of pregnant solution, the E2 columns hold 3 tons of carbon and process 1,800 gpm of solution.  The new E3 columns hold 9 tons of carbon and process 5,200 gpm at full capacity. Barren solution discharge from each train reports to a safety screen for carbon fines removal before discharging to the barren pond or pump box for E3. Optimization efforts around CIC have focused on improving CIC gold recovery, which was 82.30% in 2025. All column head and barren solution sampling systems have been equipped with upgraded wire sampling equipment.

The strip circuit, a pressurized Zadra system, consists of a three-ton carbon elution vessel, a vertical carbon reactivation kiln, and a three-ton carbon acid washing vessel. Strips run eight to fourteen hours depending on gold loading values. Strips are monitored by plant operators via atomic adsorption assay of the pregnant and barren strip solution. When the pregnant solution entering the electrowinning circuit drops below 0.2 oz/ton or the strip has reached the maximum allotted time, whichever is earlier, the strip is finished and is then offloaded for reactivation or sent directly to the acid wash.

Approximately  a quarter of the strip batches are transferred to the kiln.  The current kiln capacity is not sufficient to treat all stripped carbon as the volume of carbon processed has doubled since E3 was commissioned, but all strip batches are acid washed before being returned to the CIC circuit.

The acid wash utilizes two percent hydrochloric acid to remove the calcium and other mineral deposits on the carbon that reduces it's activity. Acid washing is complete when the returning solution reaches a pH of two or less. A fresh-water rinse is performed to raise the pH to neutral before it is returned to the alkali environment in the CIC trains. The elution vessel operates at a maximum of 260 ⁰F and 60 gpm. The electrowinning circuit operates at 140 ⁰F and 40 gpm. The electrowinning cells use 550-560 amperes at 3 volts during active stripping. Good conductivity in the elution circuit is achieved by maintaining a concentration of 3 - 4% sodium hydroxide.

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13.3 Crush Size

The cutover grade for crushing is currently 0.0050 opt Cyanide grade, based on material value and crushing costs. The crusher is operated with a single primary jaw crusher with the product screened before reporting to two open circuit secondary cone crushers.

Test work by Forte Analytical, LLC in 2025 (Forte Analytical LLC, 2025) showed that there was a direct correlation between gold extraction and the P80 crush size. Figure 13-2 shows the gold extraction as a function of crush size (inches).

Figure 13-2: Gold Extraction Based On Crush Size (Grade 0.01 opt)

Source: (Forte Analytical LLC, 2025)

There is an opportunity to increase gold extraction by optimizing the crush size of the material.  Currently an optimization study is underway to maximize the project value by defining what the optimum crush size should be and what material should be crushed.  This effort considers the following:

  Feed grade
  Existing crusher capacity
  Costs of expanding crusher capacity
  Available irrigation capacity
  Available gold recovery capacity (CIC, elution)
  Operating and air quality permit limitations
  Available pad space
  Comingling of ROM and crushed materials

One option being considered is to utilize primary crushing for all materials including ROM.  At a 4 inch P80 the current secondary crushed extraction would decrease from 68% to 62% but the ROM recovery would increase from 40% to 62%.  This option may require the installation of additional crushing capacity.

The potential benefits of this option would be an overall increase in gold production, and better heap management (uniform material size).  This opportunity is further developed in Section 17.

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13.4 Gold Recovery Modelling

Two sets of crushed-specific and ROM-specific recovery equations are now in use to model gold production from the SHLP. One equation is utilized for material from the Central, Jasperiod, Main and North pits, and the other to describe the ore from the Radio Tower pit.

The recovery models, developed by site metallurgists in conjunction with 3rd party consultants, is the result of laboratory column test work and pad production data (Florida Canyon, 2026). Recent test work conducted by third party has led to the update of the recovery curves with the new equations shown below in Table 13-1 and visualized in Figure 13-3. They show that total recovery ranges from 43% for ROM material to 66.7% for crushed material in a three-year leach period.  Radio Towers is a smaller resource and has slightly lower overall recovery. These recovery formulas have been utilized in the resource development.

Table 13-1: Gold Recovery Equations by Source and Particle Size

Material Type	Equation	Notes
Central, Jasperoid, Main, and North Pits
Crushed (P80 2.5 inch)	[0.080 * LN(days)] + 0.1072	66.7% after 3 years
ROM	[0.0638 * LN(days)] - 0.0165	43.0% after 3 years
Radio Towers Pit
Crushed (P80 2.5 inch)	[0.073 * LN(days)] + 0.0703	58.0% after 3 years
ROM	[0.060 * LN(days)] + 0.0824	47.0% after 3 years

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Figure 13-3: Gold Recovery by Ore Source and Particle Size Over a Three-Year Period

Note: Figure prepared by FCM, 2026.

These equations do not account for grade variations but the grade is very consistent across most of the resource.

A comparison of cumulative gold recovered and cumulative modeled gold production is presented in Figure 13-4. SHLP production data and the variance from modeled gold production is shown in Table 13-2. Since the initial pad loading, the overall variance from modeled production is 1.4%, or 4,708 ounces. In 2021 and 2022, significant amounts of historically placed backfill material were placed on the pad.

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Figure 13-4: Cumulative Gold Recovered Compared with Modeled Gold Production

Note: Figure prepared by FCM, 2026.

In late 2022, increased ROM ore tonnage to the pad caused total stacking rates to exceed the operation's ability to maintain the target primary leach cycle solution-to-ore (S/O) ratio of 1.1:1. As a result, lift heights increased to 30 to 50 ft, and the limited area available for stacking new ore contributed to short-cycling. This issue was mitigated by bringing the new pad phases (Phase IIIA and Phase IIIB) online and by doubling solution flow through an increase in plant flow capacity to 10,400 gpm. The additional pad area also provided an opportunity to re-leach and rinse portions of the Phase I and II pads, allowing the leach cycle-particularly on Phases I and II-to be completed more fully and reducing the three-year inventory from 39,639 oz in December 2023 to 26,201 oz as of April 2026. Since start-up in January 2017, the SHLP has recovered 494,268 oz of gold through April 2026. Cumulative gold recovery over this period is 59.0%; see Section 17 for additional production statistics.

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Table 13-2: Annual summary of Ore and Ounces Placed, Modeled and Produced Ounces

Item	Year
	2017	2018	2019	2020	2021	2022	2023	2024	2025	Total
Crushed Tons Placed	6,410,555	8,308,801	7,360,531	8,316,953	7,480,205	7,517,761	7,586,825	7,644,717	8,356,055	68,982,404
ROM Tons Placed	-	-	-	651,128	1,734,925	2,995,642	7,429,151	6,342,041	6,224,195	25,377,082
Total Tons Placed	6,410,555	8,318,801	7,360,531	8,968,081	9,215,130	10,513,403	15,015,976	13,986,758	14,580,250	94,369,485
Crush Au Contained Placed	66,224	76,042	60,885	70,290	71,637	73,083	81,776	79,714	61,303	640,954
ROM Au Contained Placed	-	-	-	7,054	17,947	23,501	52,669	36,525	33,895	171,591
Total Au Contained Placed	66,224	76,042	60,885	77,344	89,584	96,584	134,444	116,238	95,199	812,544
Total Ounces Produced	23,280	46,081	41,190	46,655	53,889	49,439	70,477	74,726	70,928	476,665
Cumulative Recovery	35.15%	48.75%	54.42%	56.05%	57.04%	55.83%	55.07%	56.56%	58.66%	58.66%
Modeled Ounces	26,388	45,450	40,286	44,429	55,255	55,913	67,998	74,711	59,263	469,693
Model Variance	13.40%	-1.40%	-2.20%	-4.80%	2.50%	13.10%	-3.50%	-0.02%	-16.45%	-1.46%

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13.5 Summary and Recommendations

The oxide material at FCM is relatively low grade but with good gold extraction and low reagent consumption. The samples employed for metallurgical testing are representative of the material being processed.  The majority of samples are taken directly from production sources and exploration samples are well defined and representative of the project mineralogical domains.  There are minimal deleterious elements that impact production with minor "preg-robbing" in small lens and underlaying sulfides that are not part of the current heap leach resource.

The FCM material is well understood, as significant production history exists and a large amount of laboratory test work has been completed.  However, defining the gold extraction from coarse ROM material is a logistical challenge and much of the production data from the leach has been from a combination of crushed and ROM materials.  Despite this, there were early periods of production where only crushed ore was utilized allowing the predicted overall crushed recovery to be validated.  There is additional test work underway to better define the impact of crush size on recovery.  This test work will support the crush optimization program.

Other recommendations for optimization include:

  Evaluate the impact of segregating ROM and crushed material on the leach pad
  There are minor zones with some preg-robbing potential that need to be better defined
  Examine the impact of reduced carbon regeneration capacity
  Validate the maximum solution application rate
  Validate the bottlenecks in potential increased gold recovery in the CIC and elution circuits
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14 MINERAL RESOURCE ESTIMATE

14.1 Florida Canyon Mine

The Mineral Resource estimate for the FCM was prepared by Ms. Terre Lane (QP) of GRE. The reporting of the resource estimate complies with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects (CSA, 2011). The Mineral Resources are classified using the 2014 CIM Definition Standards.

14.1.1 Resource Estimation Methodology

Leapfrog Geo and Edge™ (version 2025.3), developed by Seequent, was used to generate drill hole intercepts for each shear zone, conduct the geostatistical analysis, and construct the three-dimensional block model, perform grade interpolation, and support the preparation of the Mineral Resource Estimate.

Pit optimization analyses used to demonstrate reasonable prospects for eventual economic extraction (RPEEE) were completed using Maptek Vulcan.

The methodology for Mineral Resource estimation included the following steps:

• Verification of the drill hole database.

• Generation of drill hole intercepts for each shear zone.

• Statistical analysis of assay data.

• Compositing of assay intervals.

• Capping of outlier composite values.

• Geostatistical analysis, including variography.

• Construction of the block model and grade interpolation.

• Classification of the Mineral Resources.

• Validation of the block model.

• Calculation of cut-off grades.

• Pit Optimization

• Confirmation that reported blocks meet the RPEEE criteria.

• Preparation of the Mineral Resource statement.

14.1.2 Database

As of April 26, 2026, the drill hole database for the FCM comprised 5,454 drill holes totaling 2,183,148 ft of drilling. Of this total, assay data representing approximately 1,928,900 ft of in-situ sample intervals, comprising 382,131 samples, were used in the Mineral Resource estimate.

The drill hole database included drilling completed by previous operators and Integra. The database used for estimation consisted of validated collar, survey, lithologic, alteration, oxidation, density, and assay information considered appropriate to support Mineral Resource estimation.

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14.1.3 Estimation Domains

Three-dimensional wireframes representing the interpreted mineralized shear zone domains, as shown in Figure 14-1, were used as estimation domains for the Mineral Resource model. The interpretation and construction of the mineralized shear zone wireframes are described in Section 7.

Grade estimation within the interpreted estimation domains was completed using domain-controlled interpolation methods. In areas located outside the interpreted wireframes but within the overall mineralized envelope, a broader blanket-style estimation approach was applied, where supported by geological continuity and drill hole data.

These areas outside the interpreted wireframes are referred to as the "unknown" domain for the purposes of the Mineral Resource estimation.

Figure 14-1: Orthogonal view of the 3D wireframe models representing the Estimation Domains

Note: Figure prepared by GRE, 2026.

14.1.4 Data Analysis

14.1.4.1 Assay Statistics

A total of approximately 79,000 assay intervals are located within the interpreted estimation domains, while approximately 303,131 assay intervals occur outside the interpreted wireframes and were evaluated using the broader blanket estimation approach.

14.1.4.2 Grade Capping

The capping analysis was performed on assay grades for each estimation domain at the FCM, as well as the "unknown" domain. This was done to ensure that extreme grade values were appropriately constrained at the raw data level prior to compositing.

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Top-cut values were selected on a domain-by-domain basis following a review of assay histograms, probability plots, cumulative frequency distributions, and the spatial distribution of high-grade samples. The selected top-cuts were intended to limit the influence of isolated high-grade values while preserving the overall grade distribution within each estimation domain.

Based on this analysis, top-cuts were applied to assay grades within each domain prior to compositing. The impact of capping was evaluated by comparing contained metal before and after application of the top-cuts.

14.1.4.3 Compositing

Compositing of drill hole assay samples was carried out to homogenize the dataset for statistical analysis and to reduce potential bias associated with variable sample lengths in the original database. Considering the open-pit mining is designed on a 25 ft bench height, a composite length of 12.5 ft was selected to maintain adequate resolution within benches while preserving geological and grade continuity. This selection was based on a review of the original sample length distribution and geological controls on mineralization.

14.1.5 Density

Density values used for the Mineral Resource estimate were assigned based on available density measurements, geological coding, and historical density assignments from prior technical studies.

Due to the limited number of density measurements available for the Alluvium and Fill domains, density values reported in previous Technical Reports for the FCM (IMC, 2020; SRK, 2019; GRE, 2024) were adopted, as these values are considered representative of the unconsolidated materials present within the project area and provide continuity with previous Mineral Resource estimates; consequently, no statistical analysis was completed for these domains due to insufficient data. The Alluvium and Fill domains represent the areas with the most limited density support and are therefore based primarily on historical assignments.

For the remaining lithological units, including Limestone, Quartzite, Siltstone, and Volcanics, the geological model was used to assign lithological domains to the drill hole database, and each density measurement obtained from drill core and grab samples was coded accordingly. Density values were subsequently evaluated statistically by lithological domain considering mean density values, sample counts, and the distribution of measurements within each lithology. Representative bulk density values were then assigned to the corresponding geological domains in the block model for tonnage estimation.

A summary of density data supported by lithological domain, including sample counts and assigned block model densities, is provided in Table 14-1.

Table 14-1: Bulk Density Assignment

Lithology	Number of Samples	Density (ton/ft³)
Alluvium	-	0.0645
Fill/Dump	-	0.0571
Limestone	52	0.0751

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Lithology	Number of Samples	Density (ton/ft³)
Quartzite	117	0.0815
Siltstone	657	0.0808
Volcanics	58	0.0756

14.1.6 Block Model

14.1.6.1 Model Description

The block model for the FCM was developed using the local mine grid coordinate system utilized at the operation. The block model origin, dimensions, and block sizes used for the Mineral Resource estimation are summarized in Table 14-2.

Table 14-2: Model Location and Block Size

	X	Y	Z
Origin	48,000	46,000	3700
Size	30.0	30.0	25
Number of Blocks	386	356	108
Maximum	59,580	56,680	6400

14.1.6.2 Variography and Search Ellipsoids

Pairwise semi-variograms were developed using composited assay data within the estimation domains to evaluate the spatial continuity of gold grades and support grade estimation. Variogram models were used to establish interpolation search distances, anisotropy orientations, and estimation parameters applied during grade estimation.

Pairwise variography was selected because the mineralization comprises disseminated and structurally controlled gold mineralization characterized by variable grade continuity and irregular drill spacing. Variogram analyses were completed using Seequent Leapfrog Geo and Edge (version 2025.3.1).

Because mineralization is controlled by shear zones with variable orientations, dynamic anisotropy was applied during estimation to allow interpolation search orientations to conform to the local geometry of the interpreted mineralized domains. A summary of the variogram parameters and ranges for all estimation domains is provided in Table 14-3.

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Table 14-3: Variogram Parameters and Ranges

Zones	Dip	Dip Azimuth	Pitch	Nugget	Structure 1				Structure 2
					Sill	Major	Semi- Major	Minor	Sill	Major	Semi- Major	Minor
Bakwas	35	275	110	0.20	0.32	125	125	25	0.06	200	150	50
Bakwas West	20	285	65	0.05	0.20	40	15	10	0.16	150	100	50
Chupacabra East Lower	20	255	65	0.19	0.14	90	90	25	0.22	200	200	50
Chupacabra East Mid	30	260	115	0.08	0.37	60	40	25	0.15	150	100	50
Chupacabra East Upper	20	260	65	0.14	0.11	100	75	25	0.26	200	150	50
Chupacabra Lower	30	275	25	0.18	0.15	100	100	50	0.16	200	150	100
Chupacabra Mid	35	270	65	0.20	0.28	100	100	25	0.12	200	150	50
Chupacabra Upper	25	240	85	0.21	0.20	150	150	100	0.17	200	200	100
Madre	20	285	155	0.14	0.08	50	50	25	0.25	150	100	50
Madre Upper	20	285	25	0.19	0.18	75	75	25	0.19	200	150	50
N4	35	295	170	0.10	0.35	50	50	25	0.35	150	150	50
Padre	35	285	115	0.20	0.36	60	60	25	0.09	200	150	50
Padre Mid	25	285	115	0.17	0.24	50	50	50	0.10	150	100	50
Padre Upper	35	270	110	0.11	0.20	50	50	25	0.14	150	150	50
Radiotower	25	305	25	0.09	0.29	100	100	25	0.25	200	200	50
Radiotower Lower	20	295	20	0.08	0.25	100	75	25	0.19	200	150	100

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Zones	Dip	Dip Azimuth	Pitch	Nugget	Structure 1				Structure 2
					Sill	Major	Semi- Major	Minor	Sill	Major	Semi- Major	Minor
RangeFront	45	285	155	0.10	0.26	50	50	25	0.19	200	200	100
Sasquatch North Pocket	50	260	110	0.24	0.26	75	50	25	0.24	150	100	50
Sasquatch Upper	30	285	65	0.20	0.28	40	40	25	0.26	100	100	100
Unknown	20	290	110	0.20	0.17	75	75	75	0.11	200	200	100
Windigo	25	280	20	0.10	0.25	100	50	50	0.11	200	150	100
Windigo South	20	265	165	0.13	0.10	100	75	25	0.18	200	200	50
Yetti	30	270	115	0.14	0.28	75	75	25	0.16	200	200	50
Yetti Upper	20	280	110	0.20	0.42	100	60	50	0.11	200	150	100

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14.1.6.3 Interpolation Methods and parameters

Grade estimation was completed using a three-pass interpolation strategy with progressively expanded search ellipsoids. OK was used as the primary interpolation method for all mineralized domains. Hard boundaries were applied during estimation to ensure that grade interpolation did not occur across interpreted domain boundaries.

The first-pass interpolation used search ranges based on the modeled variogram continuity. The second pass applied expanded search ellipsoid ranges to estimate blocks not informed during the initial pass. The third pass further increased the search ellipsoid dimensions to allow estimation of remaining blocks in areas while maintaining reasonable geological continuity and estimation quality.

For validation purposes, additional estimates were generated using nearest neighbor (NN), inverse distance weighting to the second power (ID2), and inverse distance weighting to the third power (ID3) interpolation methods. These alternative estimation methods were used to compare interpolation behavior and support validation of the OK model.

The search ellipsoid orientations and ranges applied during interpolation were derived from the variography study and local domain geometry. Interpolation was completed using Seequent Leapfrog Geo and Edge (version 2025.3.1), and the estimation parameters applied to each interpolation pass are summarized in Table 14-4.

Table 14-4: Estimation Parameters

Zones	Pass	Estimation Method	Range			Min sample/ estimation	Max sample/ estimation	Min sample/ drill hole
			Major	Semi- Major	Minor
Bakwas	Pass1	OK	200	150	50	8	20	4
	Pass2	OK	400	300	100	8	20	4
	Pass3	OK	600	450	150	8	20	4
Bakwas West	Pass1	OK	150	100	50	8	20	4
	Pass2	OK	300	200	100	8	20	4
	Pass3	OK	450	300	150	8	20	4
Chupacabra East Lower	Pass1	OK	200	200	50	8	20	4
	Pass2	OK	400	400	100	8	20	4
	Pass3	OK	600	600	150	8	20	4
Chupacabra East Mid	Pass1	OK	150	100	50	8	20	4
	Pass2	OK	300	200	100	8	20	4
	Pass3	OK	450	300	150	8	20	4
Chupacabra East Upper	Pass1	OK	200	150	50	8	20	4
	Pass2	OK	400	300	100	8	20	4
	Pass3	OK	600	450	150	8	20	4
Chupacabra Lower	Pass1	OK	200	150	100	8	20	4
	Pass2	OK	400	300	200	8	20	4
	Pass3	OK	600	450	300	8	20	4

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Zones	Pass	Estimation Method	Range			Min sample/ estimation	Max sample/ estimation	Min sample/ drill hole
			Major	Semi- Major	Minor
Chupacabra Mid	Pass1	OK	200	150	50	8	20	4
	Pass2	OK	400	300	100	8	20	4
	Pass3	OK	600	450	150	8	20	4
Chupacabra Upper	Pass1	OK	200	200	100	8	20	4
	Pass2	OK	400	400	200	8	20	4
	Pass3	OK	600	600	300	8	20	4
Madre	Pass1	OK	150	100	50	8	20	4
	Pass2	OK	300	200	100	8	20	4
	Pass3	OK	450	300	150	8	20	4
Madre Upper	Pass1	OK	200	150	50	8	20	4
	Pass2	OK	400	300	100	8	20	4
	Pass3	OK	600	450	150	8	20	4
N4	Pass1	OK	150	150	50	8	20	4
	Pass2	OK	300	300	100	8	20	4
	Pass3	OK	450	450	150	8	20	4
Padre	Pass1	OK	200	150	50	8	20	4
	Pass2	OK	400	300	100	8	20	4
	Pass3	OK	600	450	150	8	20	4
Padre Mid	Pass1	OK	150	100	50	8	20	4
	Pass2	OK	300	200	100	8	20	4
	Pass3	OK	450	300	150	8	20	4
Padre Upper	Pass1	OK	150	150	50	8	20	4
	Pass2	OK	300	300	100	8	20	4
	Pass3	OK	450	450	150	8	20	4
Radiotower	Pass1	OK	200	200	50	8	20	4
	Pass2	OK	400	400	100	8	20	4
	Pass3	OK	600	600	150	8	20	4
Radiotower Lower	Pass1	OK	200	150	100	8	20	4
	Pass2	OK	400	300	200	8	20	4
	Pass3	OK	600	450	300	8	20	4
RangeFront	Pass1	OK	200	200	100	8	20	4
	Pass2	OK	400	400	200	8	20	4
	Pass3	OK	600	600	300	8	20	4
Sasquatch North Pocket	Pass1	OK	150	100	50	8	20	4
	Pass2	OK	300	200	100	8	20	4
	Pass3	OK	450	300	150	8	20	4
Sasquatch Upper	Pass1	OK	100	100	100	8	20	4
	Pass2	OK	200	200	200	8	20	4
	Pass3	OK	300	300	300	8	20	4
Unknown	Pass1	OK	200	200	100	8	20	4
	Pass2	OK	400	400	200	8	20	4
	Pass3	OK	600	600	300	8	20	4

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Zones	Pass	Estimation Method	Range			Min sample/ estimation	Max sample/ estimation	Min sample/ drill hole
			Major	Semi- Major	Minor
Windigo	Pass1	OK	200	150	100	8	20	4
	Pass2	OK	400	300	200	8	20	4
	Pass3	OK	600	450	300	8	20	4
Windigo South	Pass1	OK	200	200	50	8	20	4
	Pass2	OK	400	400	100	8	20	4
	Pass3	OK	600	600	150	8	20	4
Yetti	Pass1	OK	200	200	50	8	20	4
	Pass2	OK	400	400	100	8	20	4
	Pass3	OK	600	600	150	8	20	4
Yetti Upper	Pass1	OK	200	150	100	8	20	4
	Pass2	OK	400	300	200	8	20	4
	Pass3	OK	600	450	300	8	20	4

14.1.7 Block Model Validation

The FCM block model was validated using visual comparisons of estimated block grades and informing composites, statistical comparisons of composite, Nearest Neighbor (NN), and OK estimates, swath plot analyses, and reconciliation against production data.

Visual validation was completed using cross-sections, longitudinal sections, plan views, and three-dimensional reviews of estimated block grades relative to informing composite data. The estimated grades appropriately honor the drill hole data and reflect the interpreted geometry and continuity of mineralization within the modeled domains. No significant estimation artifacts or inconsistencies were identified.

Global statistical comparisons between composite data and the OK block model indicate that estimated grades adequately reproduce the grade distribution of the informing data. Minor differences are consistent with the expected smoothing effect associated with kriging and the change in support between composites and blocks. Comparisons between NN and OK estimates show generally good agreement in mean grades across the modeled domains, with reduced maximum grades in the OK model reflecting normal kriging smoothing.

Swath plots were generated in the X, Y, and Z directions to compare the spatial behavior of the OK, NN, ID2, and ID3 interpolation methods. The swath plots demonstrate that the interpolation methods reproduce the principal spatial trends in mineralization. As expected, NN estimates exhibit greater local variability, while OK estimates provide a smoother representation of grade continuity. The OK model adequately reproduces local and global grade trends without evidence of significant conditional bias.

Production reconciliation was completed by comparing the updated OK resource model to in-situ material mined between January 2024 and March 2026. The reconciliation excludes historical backfill material identified through ore control and compares modeled tonnage and grade to production records using both fire assay (FAAA) and cyanide soluble assay (CNAA) data.

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For the reconciliation period, the resource model predicted tonnage within +4.4%, fire assay grade within +2.1%, and contained fire assay ounces within +6.4% of actual production. On a cyanide soluble basis, differences were -7.4% for grade and -2.7% for contained ounces. These results are considered acceptable for this style of mineralization and mining operation and indicate reasonable predictive performance of the model.

The QP concludes that the visual validation, statistical comparisons, swath plot analyses, and production reconciliation collectively demonstrate that the block model adequately represents both the local and global distribution of mineralization at FCM. The validation results indicate that the model honors the informing data, reproduces spatial grade trends, exhibits acceptable levels of estimation smoothing, and provides reasonable reconciliation with production performance. Accordingly, the block model is considered suitable for Mineral Resource estimation and supports its use as the basis for the reported Mineral Resources.

14.1.8 Mineral Resource Classification

The classification scheme mimics that of previous models, but was updated to include additional drilling.

• Indicated: At least two drill holes within 135 feet of the center of the block being estimated.

• Inferred: At least two drill holes within 300 feet or less of the center of the block being estimated.

No Mineral Resources have been classified as Measured. The QP considers that variability in metallurgical response does not support classification as a Measured Mineral Resource.

Figure 14-2 shows the cross-section of the mineral resource classification for North section 52,285.

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Figure 14-2: Classification of Block Model - North Section 52,285

Note: Figure prepared by GRE, 2026.

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14.1.9 Depletion

Material located below the current topographic surface was evaluated to distinguish in-situ mineralized material from historical fill and backfilled mine material. Historical topographic surfaces, mined pit bench surveys, and previous bedrock interpretations developed for earlier resource models were reviewed and integrated to define an interpreted in-situ bedrock surface representing the lowest reasonably interpreted pre-mining rock surface across the property.

The interpreted in-situ surface was compared against the current surveyed topographic surface to identify areas containing historical fill, dump, or backfilled material. A fill solid was subsequently generated between the interpreted in-situ surface and the current topographic surface where divergence between the two surfaces exists. Within the block model, blocks with centroids located within this interpreted fill volume were coded as "Fill," while material located below the interpreted in-situ surface was coded as unmined in-situ material.

As an additional validation step, the interpreted fill areas were reviewed against historical blast hole and mining records, where available, to confirm the presence of previously mined or backfilled material. All fill material located within the pit areas was treated as waste material and assigned a zero gold grade within the block model. This methodology was implemented to minimize the inclusion of historical fill material within the Mineral Resource estimate and to ensure that reported Mineral Resources represent in-situ mineralization.

A representative cross-section illustrating the interpreted in-situ bedrock, fill material, current topographic surface, and historic topographic surface used for block model coding is presented in Figure 14-3.

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Figure 14-3: Fill and In-situ Classification - North Section 52,285

Note: Figure prepared by GRE, 2026.

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14.2 Florida Canyon Mine Dump Resources

14.2.1 Key Assumptions

The North and South dumps were built during a time period when the economic cut-off for operation was significantly higher than it is now. For example, the south dump was built between 1988 and 2007 when gold prices were between $250 and $850 per troy ounce for resource estimation. Currently, Integra is using a gold price of $2,650 per troy ounce, 3.1 times higher than the highest gold price during the relevant time periods of dump construction.

The North and South dumps have been previously mined as waste, and as such, already have had most of the mining costs paid for. The material in the dumps does not need to be hauled from the lower levels of a pit, and is positioned much closer to the processing area than fresh rock.  Processing of this material can be handled identically to fresh rock. The overall cost of using this potentially-economic material is lower than fresh rock, and a separate cut-off for the resource should be applied.

By standard operating procedure, and examination of historic aerial photographs, it was determined that the dumps were built in 50 foot lifts. By placing truckloads of material laterally on these lifts, it can be assumed that searching for grade continuity in the drilling data should be done at 0 degrees down dip, rather than along geologic contacts. Also, by identifying extents of lifts in the historic aerial photography, soft-boundary domains can be estimated.

The dumps' boundaries are defined by the original topography and a 2025 topographic surface. All material can be accessed and mined within the dump. Inputs used to derive the cut-off for the dump material are shown in Table 14-5.

Table 14-5: Potentially Economic Inputs for Cut-off Grade Estimation

Input	Value	Unit
Gold Price	2,650	$/tr. Oz
Mining Cost	0.5	$/ton
Processing Cost	1.49	$/ton
Recovery	38%
G&A	0.91	$/ton

Based on the inputs from Table 14-5, a cut-off value of 0.002 opt for choosing between mineralized material and waste that must be moved, and 0.003 opt for choosing between mineralized material and leaving the material in place were used. However, both cut-offs are lower than the metallurgical cut-off of 0.004 opt. Therefore, the cut-off grade for resource reporting was 0.004 opt.

14.2.2 Inputs

The drillhole database was imported on April 27, 2026. The data included all assays as of April 27, 2026.

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Estimation domains for the dumps were provided by Integra, as were aerial photographs from 1988 to 2005. The photographs allowed for a domain-based estimation approach to the South dump. However, there were no photos in the correct time frames to establish similar phased stages for the North dump.

14.2.3 Assay Sample Statistics

Samples were sent to assay on 5 feet intervals. The samples that lay within the solid domains of North Dump and South Dump are summarized statistically in Table 14-6 and Table 14-7.

Table 14-6: North Dump Assay Statistics

Grade	Count	Length	Mean	Standard deviation	Coefficient of variation
Au opt	3,065	14,985	0.006	0.007	1.207
Grade	Minimum	Lower quartile	Median	Upper quartile	Maximum
Au opt	0.00004	0.003	0.005	0.007	0.243

Table 14-7: South Dump Assay Statistics

Grade	Count	Length	Mean	Standard deviation	Coefficient of variation
Au opt	5,405	26,634	0.006	0.010	1.603
Grade	Minimum	Lower quartile	Median	Upper quartile	Maximum
Au opt	0.000044	0.003	0.005	0.007	0.531

14.2.4 Chronological Domains

Aerial photos: 1988, 1990, 1999 and current South Dump extents are shown with an overlay of the estimation domains in Figure 14-4 to Figure 14-7.

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Figure 14-4: 1988 South Dump Extent

Note: Figure prepared by GRE, 2026.

Figure 14-5: 1990 South Dump Extent

Note: Figure prepared by GRE, 2026.

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Figure 14-6: 1999 South Dump Extent

Note: Figure prepared by GRE, 2026.

Figure 14-7: 2025 South Dump Extent

Note: Figure prepared by GRE, 2026.

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14.2.5 Compositing

Drillholes were composited on 10 ft intervals. This is appropriate for the mining bench size, and keeps the data statistically similar. Composite statistics for the North and South dumps are shown in Table 14-8 and Table 14-9, respectively.

Table 14-8: Composite Statistics in North Dump Domain

Domain	Count	Length	Mean	Standard Deviation	Coefficient of Variance
Au opt	1,684	16,840	0.006	0.005	0.892
Domain	Minimum	Q1	Q2	Q3	Maximum
Au opt	0.0002	0.004	0.005	0.007	0.124

Table 14-9: Composite Statistics in South Dump Domain

Domain	Count	Length	Mean	Standard Deviation	Coefficient of Variance
Au opt	2,683	26,816	0.006	0.007	1.148
Domain	Minimum	Q1	Q2	Q3	Maximum
Au opt	0.0005	0.004	0.005	0.007	0.269

14.2.6 Estimation

14.2.6.1 Spatial Statistics

Variography on the dumps was done with an omni-directional variogram to establish a maximum range of continuity for each domain. This range was applied to both the x and y axes to create a circular search in the x-y plane. The z range was limited to bench/lift height of the dumps.

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Figure 14-8: South Dump Omni-Directional Variogram, Au opt values, 10ft composites

Note: Figure prepared by GRE, 2026.

Figure 14-9: North Dump Omni-directional Variogram, Au opt values, 10ft composites

Note: Figure prepared by GRE, 2026.

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The result of the variogram analysis shows that the distances of continuity in the xy plane of about 175 feet in all directions.

14.2.6.2 Estimation Method

ID3 was used for the dumps to help weigh the nearest samples to the block centers. Since the grades of a dump are not structurally/geologically controlled, closer samples are far more important to the definition of each block.

Each chronological domain is estimated separately using soft boundary of 100 ft.

Table 14-10: Estimation Parameters

Au Opt & Preg Rob	Major	Semi- Major	Minor	Minimum Samples	Maximum Samples
1988 1st Pass	175	175	30	4	16
1988 2nd Pass	425	425	50	2	6
1990 1st Pass	175	175	30	4	16
1990 2nd Pass	425	425	50	2	6
1999 1st Pass	175	175	30	4	16
1999 2nd Pass	425	425	50	2	6
>1999 1st Pass	175	175	30	4	16
>1999 2nd Pass	425	425	50	2	6

14.3 Standard Mine

The Mineral Resource estimate for the StdM area was prepared by Mr. Antoine Teixeira de Carvalho, P.Geo., of BT Africa Mining Services, and who is the QP for the estimate. Mineral Resources are reported using the 2014 CIM Definition Standards.

14.3.1 Resource Estimation Methodology

Leapfrog Geo and Edge™ (version 2025.3), developed by Seequent, was used to generate drill hole intercepts for each shear zone, conduct the geostatistical analysis, and construct the three-dimensional block model, perform grade interpolation, and support the preparation of the Mineral Resource estimate.

The methodology for the Mineral Resource estimation included the following steps:

• Verification of the drill hole database.

• Generation of drill hole intercepts for each shear zone.

• Statistical analysis of assay data.

• Capping of outlier composite values.

• Compositing of assay intervals.

• Geostatistical analysis, including variography.

• Construction of the block model and grade interpolation.

• Classification of the Mineral Resources.

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14.3.2 Estimation Domains

Three-dimensional wireframes representing the interpreted mineralized shear zone domains, as shown in Figure 14-10 and Figure 14-11, were utilized as estimation domains for the Mineral Resource model.

Grade estimation within the interpreted estimation domains was completed using domain-controlled interpolation methods. In areas located outside the interpreted wireframes but within the overall mineralized envelope, a broader blanket-style estimation approach was applied, where supported by geological continuity and drill hole data.

These areas outside the interpreted wireframes are referred to as the "unknown" domain for the purposes of the Mineral Resource estimation.

Figure 14-10: Orthogonal view of the 3D wireframe models representing the Estimation Domains of Standard Mine

Note: Figure prepared by BTAMS, 2026.

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Figure 14-11: Orthogonal view of the 3D wireframe models representing the Estimation Domains of Valerie and Star

Note: Figure prepared by BTAMS, 2026.

14.3.3 Database

14.3.3.1 Samples and Composites

The database used for the StdM resource estimation contained 68,413 gold fire assay intervals. This total is slightly lower than the complete StdM area assay database, which contains approximately 80,970 gold assay intervals, as samples located outside the limits of the current estimation domains and resource model were excluded from the estimation process.

In addition to gold assays, the database contains approximately 37,864 silver assay intervals collected from 48,838 sampled intervals within the StdM area.  However, silver analyses were not completed consistently throughout the exploration history of the property and the available silver dataset was therefore considered incomplete for resource modeling purposes. Consequently, silver was not incorporated into the current Mineral Resource Estimate, which is based solely on gold assay data.

The drilling database used for estimation consists predominantly of RC drilling with limited core drilling completed throughout the StdM, Star, Valerie, High Standard, and Buffalo Canyon areas.

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14.3.3.2  Sample Capping

Gold assay values were capped on a domain basis prior to estimation. Composite values within the high-grade mineralization domains were capped at 0.125 oz/ton Au, while composite values within the low-grade mineralization domains were capped at 0.06 oz/ton Au. The capping thresholds were selected following statistical analysis of the composite populations, probability plots, and review of the influence of high-grade outliers on the estimation process.

No capping was applied to silver assay values prior to estimation.

Basic statistical analyses were completed independently for the principal mineralization domains to evaluate:

  grade distributions,
  variance,
  coefficient of variation,
  continuity characteristics,
  and the influence of high-grade populations on the estimation process.

The composited datasets were subsequently used for variographic analysis, estimation parameter selection, and grade interpolation within the block model.

14.3.4 Model Description

The StdM block model was assembled using the same local mine grid coordinate system historically utilized for the FCM and StdM operations. The block model geometry and spatial extents were designed to maintain compatibility with previous geological models, mine planning workflows, and historical resource evaluations completed for the district. The coordinate system is based on the FCM local mine grid system. The model dimensions, block size, and model limits are summarized in Table 14-11.

Table 14-11: Model Location and Block Size

	X	Y	Z
Origin	51,470	20,365	4700
Size	30.0	30.0	20.0
Number of Blocks	297	278	125
Maximum	60,380	28,705	7200

Item	Description
X	East coordinate of the centroid of the block
Y	North coordinate of the centroid of the block
Z	Elevation coordinate of the centroid of the block
Ag	InSitu Silver grade of the block 2026, kriging
Au	InSitu Gold grade of the block 2026, kriging
CLASS	Classification of block (Inferred=3)

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Item	Description
Litho	Lith Code based on Lithology
Density	Density insitu of block

Litho Code	Description
100	Limestone
200	Jasperoid
300	Siltstone
400	Felsic intrusive
500	Mafic intrusive
600	Overburden
60	Alluvium

Mat Code	Description
600	Overburden
1	Oxide
6	Sulfide zone
Default

14.3.5 Geologic Interpretation

Rock type, mineralization, and oxidation codes were assigned to the StdM block model from interpreted geological and mineralization solids developed from drill hole logging, geological mapping, assay distributions, and wireframe interpretations. These geological codes were not used as hard boundaries to constrain grade estimation but were incorporated into the block model to support geological interpretation, density assignment, oxidation modeling, and reporting.

The StdM mineralization model includes seven high-grade ("HG") domains modeled using a nominal 0.02 oz/ton Au cutoff and one broader low-grade ("LG") domain modeled using a nominal 0.003 oz/ton Au cutoff. The mineralized domains were constructed from drill hole assay data and geological continuity interpretations and reflect the principal structurally and stratigraphically controlled mineralized zones within the StdM, Star, Valerie, High Standard, and Buffalo Canyon areas.

Figure 14-12 show a cross section of the lithological model within StdM and the assays.

Figure 14-13 show the mineralized zone within StdM for North Pit, South Pit, and High Standard.

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Figure 14-12: Cross Section in Standard Mine With the Lithological Model

Note: Figure prepared by BTAMS, 2026.

Figure 14-13: Cross Section in Standard Mine with the High Grade and Low Grade Domain.

Note: Figure prepared by BTAMS, 2026.

An oxide-sulfide boundary surface was independently interpreted using oxidation logging recorded from drill holes together with geological observations, assay characteristics, and historical metallurgical information Figure 14-14. The oxide-sulfide boundary surface was assigned to the block model and utilized in the application of metallurgical recovery assumptions, cutoff grade calculations, processing assumptions, and Mineral Resource reporting parameters.

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Figure 14-14: Cross-Section in Standard Mine with Weathering Alteration

Note: Figure prepared by BTAMS, 2026.

Overall, the oxide-sulfide interpretation is considered appropriate for Mineral Resource estimation and provides a reasonable basis for assignment of metallurgical recovery assumptions and economic reporting parameters.

14.3.5.1  Density Assignment

Bulk density values assigned to the StdM block model were based on historical operating assumptions, geological characteristics, and alteration type. Density assignments were controlled using material codes incorporated into the geological block model.

The density assignments used in the StdM resource model are summarized in Table 14-12.

Table 14-12: Bulk Density Assignment

Litho Code	Description	ton/ft3
100	Limestone	0.082
200	Jasperoid	0.076
300	Siltone	0.074
400	Felsic intrusif	0.072
500	Mafic intrusif	0.072
600	Overburden	0.065
60	Alluvium	0.065

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Historical backfill, dump material, and transported alluvium were excluded from Mineral Resources where appropriate. The boundaries between in-situ bedrock and fill material were interpreted using historical mining surfaces, topographic surveys, geological interpretations, and historical mining records.

The in-situ rock surface was developed using a combination of historical topographic surfaces, pit development surveys, and geological modeling completed during previous technical studies. Historical mining surfaces and subsequent topographic survey data were reviewed to identify the interpreted minimum bedrock elevation prior to placement of fill material.

A second surface representing the upper extent of fill material was developed from historical and current topographic surveys. Material located between the interpreted in-situ bedrock surface and the current topographic surface was modeled as fill where appropriate.

Within the block model, blocks located within the interpreted fill solids were flagged as fill material and excluded from Mineral Resource estimation unless supported by historical production drilling or blast hole information indicating the presence of mineralized material.

Historical blast hole databases, mine production records, and operational mapping were additionally reviewed to verify areas containing historical fill and rehandled material.

14.3.6 Grade Estimation

Gold and silver grade estimation for the StdM deposits was completed using OK interpolation methods within the interpreted mineralized domains.

Estimation was completed independently for the seven high-grade ("HG") domains modeled using a nominal 0.02 oz/ton Au cutoff and the broader low-grade ("LG") domain modeled using a nominal 0.003 oz/ton Au cutoff. Grade interpolation was constrained within the mineralized wireframes and utilized capped 5-foot composite assay data.

The StdM resource model was estimated using two estimation passes. The first estimation pass utilized search ellipses generally ranging from approximately:

  260 ft by 150 ft by 50 ft,
  to
  260 ft by 156 ft by 52 ft,

depending on domain orientation and continuity characteristics.

The second estimation pass utilized expanded search ellipses generally ranging from:

  600 ft by 400 ft by 200 ft,
  to
  800 ft by 500 ft by 250 ft,

for domains with broader mineralization continuity.

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Search orientations were developed independently for each mineralized domain based on interpreted geological continuity, mineralization geometry, and structural orientation.

The first estimation pass generally required:

  a minimum of 7 informing composites,

  a maximum of 18 composites,

  quadrant search restrictions,

  and a maximum of 3 composites per drill hole.

The second estimation pass generally required:

  a minimum of 3 to 4 informing composites,

  a maximum of 18 composites,

  and a maximum of 3 composites per drill hole.

No blocks were estimated beyond an average interpolation distance of 250 feet from informing composite samples.

Model validation included:

  visual comparison of block grades to drill hole composites on plans and sections,

  review of estimation smoothing behavior,

  comparison of composite and block model statistics,

  review of estimation continuity between domains,

  and sensitivity analysis of estimation parameters and cutoff assumptions.

The QP considers the OK methodology and estimation parameters appropriate for the style of mineralization, drilling density, and geological continuity observed within the StdM deposits.

14.3.7 Mineral Resource Classification

The Mineral Resource classification scheme for the StdM resource model was developed based on drill hole spacing, geological continuity, estimation confidence, and interpolation distance within the mineralized domains.

The updated classification criteria applied to the StdM model are summarized below:

Inferred Mineral Resources: Blocks with an average interpolation distance less than approximately 250 feet to the informing composite samples. Blocks estimated beyond an average interpolation distance of 250 feet were not classified as Mineral Resources.

The relation between Estimation domains and classification is shown on Figure 14-15.

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Figure 14-15: Classification of Block Model - North Section 24,380

Note: Figure prepared by BTAMS, 2026.

No Measured or Indicated Mineral Resources were assigned within the current StdM Mineral Resource Estimate. In the opinion of the QP, the available drilling density, geological continuity, estimation confidence, and supporting data are sufficient to support only an Inferred Mineral Resource classification. The classification boundaries were reviewed visually on plans and cross sections to ensure consistency with geological continuity, mineralized domain geometry, and drilling density throughout the StdM, Star, Valerie, High Standard, and Buffalo Canyon areas.

14.3.8 Model Validation

The StdM block model was validated through a combination of visual inspection, statistical comparison, and review of estimation behavior relative to the input composite data and geological interpretation.

Validation procedures included:

  visual comparison of block grades and drill hole composites on plans and cross sections,

  review of classification boundaries relative to drilling density,

  confirmation of mineralized domain continuity,

  review of oxide-sulfide boundaries,

  review of hard rock versus fill interpretations,

  comparison of estimated grades to composite statistics,

  and sensitivity analysis of estimation parameters and cutoff assumptions.

The Figure 14-16, Figure 14-17, and Figure 14-18 show the swath plot in X, Y, and Z for the gold estimation. Correlation between the gold interpolated by kriging (Au) and the nearest neighbor (Au NN) is reasonable in all the axes.

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Visual validation in Figure 14-19, Figure 14-20, and Figure 14-21 show good correlation between gold assays and estimated blocks.

Figure 14-16 Swath Plot Au in X of Standard Mine

Note: Figure prepared by BTAMS, 2026.

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Figure 14-17 Swath plot Au in Y of Standard Mine

Note: Figure prepared by BTAMS, 2026.

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Figure 14-18 Swath Plot Au in Z of Standard Mine

Note: Figure prepared by BTAMS, 2026.

Figure 14-19: Visual Validation of the Gold Estimates in Standard Mine North Section 24,380

Note: Figure prepared by BTAMS, 2026.

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Figure 14-20: Visual Validation of the Gold Estimate in Star North Section 34,020

Note: Figure prepared by BTAMS, 2026.

Figure 14-21: Visual Validation of the Gold Estimate in Valerie North Section 38,329

Note: Figure prepared by BTAMS, 2026.

The kriged block model demonstrates reasonable agreement with the input composite data and geological interpretations and is considered appropriate for Mineral Resource estimation purposes.

Additional validation included review of local grade continuity and comparison of estimation behavior between the high-grade and low-grade mineralization domains. The QP considers the estimation methodology and classification criteria appropriate for the style of mineralization and available drilling density at the StdM deposits.

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14.4 Reasonable Prospects for Eventual Economic Extraction

14.4.1 Florida Canyon Mine

The RPEEE were assessed using pit optimization software and a gold price of $2,650/oz. The following estimates of economic and recovery input parameters to the pit optimization were assembled by FCM and GRE teams based on production history and planning outlook.

Economic benefit was applied to Indicated and Inferred material for the determination of Mineral Resources. Table 14-13 summarizes the input parameters for the constraining pit shell.

Table 14-13: Pit Optimization Parameters for Determination of Mineral Resource

Parameter	Units (Imperial)	Resources - Oxide	Resources - Sulfides
Metal Prices & Foreign Exchange
Gold	$/oz recovered	2,650	2,650
Mining Cost - Mineralization
Total cost - Rock	$/ton	2.79	2.79
Mining Cost - Waste
Total waste cost - Rock	$/ton waste	2.79	2.79
Total waste cost - Fill	$/ton waste	2.47	2.47
Process Cost
Crush	$/ton	5.37	25.16
ROM	$/ton	3.09
Process Recoveries
Gold - Radio Tower - Crush	Pct	58.00	-
Gold - Radio Tower - ROM (1)	Pct	45.00	-
Gold - Central- Crush	Pct	66.70	-
Gold - Central - ROM	Pct	43	-
Gold - Sulfides (2)	Pct	-	80.00
Treatment and Refining Charge (TCRC)	$/oz recovered	38.73	38.73
Royalties	$/oz recovered	145.75	145.75
General and Administrative (G&A)	$/ton processed	1.14	1.14
Break-Even Cut-Off Grades (In-Pit)
Radio Tower - Crush	oz/ton gold	0.0046	-
Radio Tower - ROM	oz/ton gold	0.0038	-
Central - Crush	oz/ton gold	0.0040	-
Central - ROM	oz/ton gold	0.0040	-
Sulfides	oz/ton gold	-	0.0133
Slope Angles (3)
Hard Rock	degrees	32.00 - 43.00	32.00 - 43.00
Alluvium and Fill	degrees	30.00	30.00

   1. Sulfide concentrate recovery is based on historic work performed by Pegasus and confirmed in ongoing test work.
   2. Slope angles are over-all slope angles, accounting for anticipated inclusion of haul roads in the slope.

Pit optimization was completed for the FCM to demonstrate RPEEE. The optimization was completed using Maptek Vulcan software and utilized the Lerchs-Grossmann pit optimization algorithm. The block model, including estimated grades, density values, metallurgical recoveries, mining costs, processing costs, general and administrative (G&A) costs, and gold price assumptions, was used as the basis for the optimization process.

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Separate economic assumptions were applied for oxide and sulfide material to reflect the different processing methods and metallurgical recoveries associated with each material type. Appropriate pit slope assumptions based on operational experience and available geotechnical guidance for FCM were incorporated into the optimization.

The resulting optimized pit shells were used to constrain the Mineral Resource estimate and support the assessment of RPEEE. Mineral Resources reported within the optimized pit shells are considered to have RPEEE under the assumptions applied.

14.4.1.1 Cut-off Grade Calculation

The Mineral Resource estimate for the FCM was evaluated using economic cut-off grades derived from estimated open pit mining, processing, and G&A costs together with assumptions for gold price, metallurgical recovery, and processing method. Separate cut-off grades were developed for ROM, crushed heap leach material, and sulfide material to reflect differences in processing costs and expected metallurgical recoveries between material types and mining areas.

The cut-off grade was calculated using the following relationship:

Based on the economic assumptions applied to the Mineral Resource evaluation, the following reporting cut-off grades were adopted:

  Radio Tower - Crush: 0.0046 oz/ton Au

  Radio Tower - ROM: 0.0038 oz/ton Au

  Central - Crush: 0.0040 oz/ton Au

  Central - ROM: 0.0040 oz/ton Au

  Sulfide Material: 0.0133 oz/ton Au

The applied cut-off grades are considered.

14.4.1.2 Grade Sensitivity Analysis

The FCM Mineral Resources were assessed for sensitivity to cut-off grade selection using grade-tonnage relationships derived from the block model. This analysis indicates that the Mineral Resource is not highly sensitive to minor variations in cut-off grade, as the average grade of the model is substantially above the applied reporting cut-off. As a result, only limited variation in contained metal is observed over a reasonable range of cut-off grades, supporting the robustness of the selected reporting parameters.

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14.4.1.3 Inventory

14.4.1.3.1 Stockpile Inventory

FCM uses stockpiles as an important strategy that allows the mine site to maximize resource utilization, conserve pad space for higher grade ore, and extend mine life. The decision to stockpile is based primarily on leach pad capacity constraints, as current stockpile material is all above the economic cut-off grades. Higher grade ore is prioritized over low grade when deciding which ore gets sent to the leach pad.

The process begins with grade control sampling and ore classification. Blast hole sample assays and the geological model are used to estimate the grade and tons of material within each mining block. The material is then categorized using the site cut-off grades as waste, run-off mine ore (ROM), subgrade ore, pregrob ore, and crush ore. FCM typically stockpiles the subgrade and preg rob ore. Crush ore gets sent directly to the crusher, while ROM ore is sent directly to the leach pad.

During mining, haul trucks deliver the low grades ore to the designated stockpile areas. The payloads of the trucks delivering the ore to the stockpiles are tracked using the site's fleet management system. The mines dispatch is responsible for keeping track of the ore being delivered, with oversight from the engineering team. At the end of each month, FCM uses the truck count from dispatch and the average payload of all the trucks that delivered ore to the stockpile. This is used to estimate the total tons of material in the stockpile. Drone flights are also conducted and use topography from previous months to estimate the total volume in the stockpile, which is then reconciled with the dispatch truck counts and tonnage.

The stockpile average grade is based on the grades assigned by geology during the ore control process and is tracked through dispatch. The mine uses Power BI to track and summarize ore tons and grades.

At the end of each month, a stockpile management database is updated to record the total tons and average grade for each stockpile. Contained metal is calculated as follows:

Contained Metal = Tons × Grade

As mining progresses, stockpile inventories are regularly reconciled using survey drone measurements, truck dispatch counts, and grade estimates. The mine draws down from the stockpiles as and when higher grade ore (crush and ROM ore) becomes depleted.

The current stockpile inventory is 1,094 ktons at an average grade of 0.0062 oz/ton and total contained gold of 6.8 koz.

14.4.1.3.2 Heap Leach Inventory

The heap leach pad inventory is maintained through a monthly tracking process of recoverable ounces placed on the pad.  Recoverable ounces are calculated by applying recovery factors to the contained ounces placed each month.

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Input data for the inventory calculation is obtained at month-end from the engineering department and includes ROM and crushed ore tonnages, associated contained ounces, and the percentage distribution of material allocated to each leach pad phase. The process team validates these inputs to ensure alignment between reported ounce distribution and engineering records.

The verified data is then processed through a recovery model designed to account for leach pad throughput conditions since 2017. The model categorizes material by phase and ore type (e.g., radio tower ore versus other ore types), with distinct recoveries applied to each category.

The recovery model is based on previously established recovery curves and is implemented using cascading tables that function as a time-distributed recovery engine. This approach applies a logarithmic recovery function to the contained ounces placed, distributing gold recovery over subsequent months and years to produce a realistic production profile.

Heap leach pad inventory is then reported in two categories: short-term (12-month) and long-term (36-month). These are calculated as the sum of modeled recoverable ounces over the respective time horizons, derived from monthly contained placed ounces and their time-dependent recovery factors.

The accuracy of the inventory is monitored through reconciliation of cumulative forecast production against actual gold production.

The current heap leach inventory is 6,648 ktons at an average grade of 0.0085 oz/ton, and total contained gold of 56.5 koz.

14.4.1.4 Mineral Resource Statement - FCM

The application of the reporting cut-off grades and economic assumptions to the FCM block model resulted in the Mineral Resource statement presented in Table 14-14, which reflects the project status as at 31 May 2026. The Mineral Resource in Table 14-14 is constrained within resource pit shells generated through pit optimization completed by FCM personnel and independently reviewed and verified by the QP.

Oxide material contained within the optimized oxide-only resource pit shell was classified as either Indicated or Inferred Mineral Resources based on the applicable resource classification criteria. Additional oxide and sulfide material captured within the expanded oxide-plus-sulfide resource pit shell was classified as Inferred Mineral Resources due to the comparatively lower confidence associated with the economic extraction assumptions and supporting geological continuity for this material.

Table 14-14: Summary of Mineral Resources, Inclusive of Mineral Reserves - effective date 31 May 2026

Material	Class	Cut-off Grade (Gold oz/ton)	Tonnage (tons x 1000)	Gold Grade (oz/ton)	Contained Au (oz x 1000)
Oxides	Measured	0.0038-0.0040	-	-	-
	Indicated	0.0038-0.0040	181,682	0.0090	1,643

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Material	Class	Cut-off Grade (Gold oz/ton)	Tonnage (tons x 1000)	Gold Grade (oz/ton)	Contained Au (oz x 1000)
Stockpiles	Measured		-	-	-
	Indicated		1,094	0.0062	7
Leach Pad	Measured
	Indicated		6,648	0.0085	57
Sulfides	Measured	0.0133	-	-	-
	Indicated	0.0133	-	-	-
Sub-Total	Measured & Indicated	0.0038-0.0133	189,424	0.0090	1,706
Oxides	Inferred	0.0038-0.0040	58,767	0.0074	433
Sulfides	Inferred	0.0133	114,645	0.0251	2,876
Sub-Total	Inferred	0.0038-0.0133	173,412	0.0191	3,310

1. Mineral Resources are reported, using the 2014 CIM Definition Standards, with an effective date of 31 May 2026. The Qualified Person for the estimate is Ms. Terre Lane, MMSA QP, a GRE employee.

2. Mineral Resources are reported inclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. Mineral Resources are constrained within a conceptual open pit shell that uses the following assumptions: gold price of US$2,650/oz; gold recoveries ranging from 43% to 66.7% for oxides and 80% for sulfides; reference mining cost of $2.79/ton mined in-situ and $2.47/ton mined fill; processing cost of $5.37/ton processed for oxide crushed material and $3.09/ton processed for oxide ROM material; processing cost of $25.16/ton processed for sulfide material; general and administrative costs of $1.14/ton processed; treatment and refining costs of $38.73/oz Au recoverable; royalty of $145.75/oz Au recoverable, and pit slope overall angles ranging from 30-43°.

4. Mineral Resources are reported at a cut-off grade ranging from 0.0038 oz/ton to 0.0071 oz/ton for oxides and 0.0133 oz/ton for sulfides.

5. Mineral Resources include a stockpile inventory of 1,094 ktons at an average grade of 0.0062 oz/ton and total contained gold of 6.8 koz.

6. Mineral Resources include a heap leach inventory of 6,648 ktons at an average grade of 0.0085 oz/ton and total contained gold of 56.5 koz.

7. Numbers have been rounded and may not sum.

8. The estimate of Mineral Resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

14.4.2 Standard Mine

The same RPEEE parameters defined for the FCM were used for the StdM.

14.4.2.1 Mineral Resource Statement Standard Mine

The application of the reporting cut-off grades and economic assumptions to the StdM Area block models resulted in the Mineral Resource statement presented in Table 14-15, which reflects the project status as at 31 May 2026. The Mineral Resource in Table 14-15 is constrained within resource pit shells generated through pit optimization completed by FCM personnel and independently reviewed and verified by GRE and the QP.

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Table 14-15: Summary of Mineral Resources, Inclusive of Mineral Reserves - effective date 31 May 2026

Area	Material	Class	Cut-off Grade (Gold oz/ton)	Tonnage (tons x 1000)	Gold Grade (oz/ton)	Contained Au (oz x 1000)
Standard Mine	Oxides	Measured	0.0038-0.0071	-	-	-
		Indicated	0.0038-0.0071	-	-	-
	Sulfides	Measured	0.0133	-	-	-
		Indicated	0.0133	-	-	-
	Sub-Total	Measured & Indicated	0.0038-0.0133	-	-	-
	Oxides	Inferred	0.0038-0.0071	6,961	0.0129	89.6
	Sulfides	Inferred	0.0133	24	0.0372	0.9
	Sub-Total	Inferred	0.0038-0.0133	6,984	0.0130	90.5
Star Mine	Oxides	Measured	0.0038-0.0071	-	-	-
		Indicated	0.0038-0.0071	-	-	-
	Sulfides	Measured	0.0133	-	-	-
		Indicated	0.0133	-	-	-
	Sub-Total	Measured & Indicated	0.0038-0.0133	-	-	-
	Oxides	Inferred	0.0038-0.0071	1,656	0.0211	35.0
	Sulfides	Inferred	0.0133	10	0.0572	0.5
	Sub-Total	Inferred	0.0038-0.0133	1,665	0.0213	35.5
Valerie	Oxides	Measured	0.0038-0.0071	-	-	-
		Indicated	0.0038-0.0071	-	-	-
	Sulfides	Measured	0.0133	-	-	-
		Indicated	0.0133	-	-	-
	Sub-Total	Measured & Indicated	0.0038-0.0133	-	-	-
	Oxides	Inferred	0.0038-0.0071	789	0.0126	10.0
	Sulfides	Inferred	0.0133	-	-	-
	Sub-Total	Inferred	0.0038-0.0133	789	0.0126	10.0

1. Mineral Resources are reported, using the 2014 CIM Definition Standards, with an effective date of 31 May 2026. The Qualified Person for the estimate is Mr. Antoine Teixeira de Carvalho, P.Geo., a BTAMS employee.

2. Mineral Resources are constrained within a conceptual open pit shell that uses the following assumptions: gold price of US$2,650/oz; gold recoveries ranging from 43% to 66.7% for oxides and 80% for sulfides; reference mining cost of $2.79/ton mined in-situ and $2.47/ton mined fill; processing cost of $5.37/ton processed for oxide crushed material and $3.09/ton processed for oxide ROM material; processing cost of $25.16/ton processed for sulfide material; general and administrative costs of $1.14/ton processed; treatment and refining costs of $38.73/oz Au recoverable; royalty of $145.75/oz Au recoverable, and pit slope overall angles ranging from 30-43°.

3. Mineral Resources are reported at a cut-off grade ranging from 0.0038 oz/ton to 0.0071 oz/ton for oxides and is 0.0133 oz/ton for sulfides.

4. Numbers have been rounded and may not sum.

5. The estimate of Mineral Resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

14.5 Factors that May Affect the Mineral Resource Estimates

14.5.1 Florida Canyon Mine

Factors that may affect the Mineral Resource estimates include:

  Changes to metal price assumptions.
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  Changes to the assumptions used to generate the gold cut-off grade, including metallurgical testing and subsequent recoveries, and input cost assumptions.

  Changes in local interpretations of mineralization geometry and continuity of mineralized zones.

  Changes to geological and mineralization shapes, and geological and grade continuity assumptions.

  Changes to the oxide and sulfide interpretation.

  Changes to density and domain assignments.

14.5.2 Standard Mine

Factors and observations that may affect the StdM Mineral Resource estimate include:

  The lithological model generally supports the interpreted mineralized domains; however, mineralized zones were modeled independently from the jasperoid units.

  Historical mining surfaces remain locally uncertain due to incomplete records of historical fill and dump material surrounding portions of the StdM area.

  Density assignments were derived from previous technical studies, including the 2015 technical report.

  Variations in drill spacing and geological continuity may affect local confidence in portions of the resource model.

  Preg-robbing metallurgical data are currently unavailable for portions of the StdM mineralization and may affect future recovery assumptions.

14.6 QP Comments on Item 14 "Mineral Resource Estimates"

14.6.1 Florida Canyon Mine

There are no other environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors known to the QP that would materially affect the estimation of Mineral Resources that are not discussed in this Report.

There is upside potential for the estimates if mineralization that is currently classified as Inferred can be upgraded to higher-confidence Mineral Resource categories. There is upside potential for the sulfide material if that material is extracted and processed in the future.

The QP confirms that the Mineral Resource estimate is considered suitable to support Mineral Reserve conversion and mine planning based on the level of geological confidence, data density, estimation methodology, and reconciliation performance demonstrated in this Report.

14.6.2 Standard Mine

There are no other environmental, legal, title, taxation, socioeconomic, marketing, political, or other relevant factors known to the QP that would materially affect the estimation of Mineral Resources for the StdM area that are not discussed in this Report.

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There is upside potential for the Mineral Resource estimate if mineralization currently classified as Inferred Mineral Resources can be upgraded to higher-confidence categories through additional drilling. Additional upside potential may also exist through refinement of the geological interpretation, improved definition of historical mining surfaces, and additional metallurgical testing of mineralized material currently interpreted as transitional or sulfide material.

Silver assay data are available for portions of the property; however, silver was not analyzed consistently throughout the exploration history of the project and was therefore not incorporated into the current Mineral Resource Estimate.

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15 MINERAL RESERVE ESTIMATION

The Mineral Reserves reported herein are derived from the FCM only. Although Mineral Resources have been identified within the Standard deposit, these resources have not been converted to Mineral Reserves and are therefore not included in the Mineral Reserve estimate.

The Mineral Reserve estimates conform to the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2014) and only includes Indicated Resources. The Mineral Reserve estimate includes only Indicated Mineral Resources that have been demonstrated to be economically mineable through mine planning and the application of modifying factors.

The open pit Mineral Reserves were prepared by FCM personnel under the guidance of Ms. Terre Lane, MMSA QP, Principal Mining Engineer with GRE. Ms. Lane is independent of Integra Resources Corp. and FCM and is the QP responsible for the open pit Mineral Reserve estimate in accordance with NI 43-101.

15.1 Open Pit Mineral Reserve Estimates

Open pit Mineral Reserves were estimated by FCM through the application of a mine design, phasing sequence and subsequent mine plan to convert the Indicated Mineral Resources to Probable Mineral Reserves. Inferred Mineral Resources were not included and were assigned to waste. The estimate is based upon the application of a typical truck-loader open pit mining operation to excavate the Mineral Reserve followed by a conventional heap leaching process and by a CIC capture with loaded carbon pressure stripped and gold recovered by electrowinning and precipitate melted into doré bars.

15.1.1 Material Type Classification

There are two principal ore type classifications used: Crushed and ROM. Additionally, material is identified as being associated with the Radio Tower deposit or Central deposit (including both the North and Jasperoid deposits). The Radio Tower deposit has been identified as having a different metallurgical recovery response than the Central deposit.

Both Crushed and ROM material meets the requirements of the cut-off grade definition as stated in the CIM Estimation of Mineral Resources and Reserves Best Practice Guidelines (CIM, 2019), as being "The lowest grade or value of material that can be mined and processed at an operating profit, considering all applicable costs".

15.1.2 Open Pit Resource Mine Planning Block Model

The resource model used for open pit mining is discussed in Section 14 of this report. The model has block dimensions of 30 ft in the X (east) direction by 30 ft in the Y (north) direction by 25 ft in the Z (vertical) direction. These block dimensions were selected by FCM to adequately represent the dimensions of a selective mining unit (SMU) appropriate for the size of the chosen loading units.

No additional mine call factors (i.e. dilution and / or ore loss) have been applied to the model due to positive reconciliation results between the model and declared ore mined (Section 14.1.7.4). The QP believes that ore grade is adequately diluted in the mine planning block model.

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15.1.3 Open Pit Cut-Off Grade

The open pit cut-off grade was calculated by FCM using metal price assumptions, operating costs, sustaining capital estimates, metallurgical recovery forecasts, and economic parameters developed from current operational budgets and LOM cost models prepared for the 2026 Mineral Reserve evaluation. Table 15-1 summarizes the open pit cut-off grade assumptions used for the Mineral Reserve estimate.

Table 15-1: Open Pit Cut-off Grade Calculation Parameters

Parameter field	Unit	Open pit Parameter Value
Metal prices
Gold	$/oz	2,400
Mining cost
Ore - Crush Ore - ROM	$/ton ore-crush $/ton ore-ROM	3.24 3.24
Waste - Rock Waste - Fill	$/ton waste-rock $/ton waste-fill	3.24 2.93
Process cost
Process base cost - crushed	$/ton ore crushed	5.37
Process base cost - ROM	$/ton ore ROM	3.09
Leach pad expansion	$/ton ore	0.77
Treatment & refining
Gold	$/oz recoverable	38.73
Royalties
Gold	$/oz recoverable	132
G&A
G&A	$/ton ore	1.14
Gold recoveries
Radio Tower
Crushed	%	58.0
ROM	%	45.0
Central / Jasperoid / North
Crushed	%	66.7
ROM	%	43.0
Cut-off Grade
Radio Tower
Crushed	oz/ton gold	0.0050
ROM	oz/ton gold	0.0042
Central / Jasperoid / North
Crushed	oz/ton gold	0.0044
ROM	oz/ton gold	0.0044

The QP finds the open pit cut-off grade calculation to be appropriate for the deposit based upon the assumptions used.

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15.1.4 Open Pit Optimization

The pit optimization was conducted by FCM on the mine planning resource model described in Section 14 using a base gold price of $2,400/oz. The parameters used for open pit optimization are provided in Table 15-2. Only Measured and Indicated Mineral Resources were included in the pit optimization process. Inferred Mineral Resources were treated as waste. Vulcan Pit Optimizer was the software used for the open pit optimization.

Preliminary slope estimates were included in the open pit optimization process using slope recommendations from Alius Mine Consulting (Alius), Golder Associates Inc. (Golder) and Barr Engineering Co. (Barr), as presented in Section 16.2. The slope design criteria were modified to represent overall slope angles, based on the impact resulting from the conceptual superposition of mine haul roads in the economic pit limit evaluation. Overall slope angles vary by pit and range from 32° to 43° for rock slopes and 30° for alluvium and fill.

A series of nested pit shells were generated across a range of gold prices to evaluate the sensitivity of pit limits to metal price assumptions. The resulting optimization shells were reviewed by FCM and the QP and used as a guide for the development of the final reserve pit designs. The optimization results indicate that the selected shell at a gold price of $2,400/oz provides an appropriate balance between value generation and material movement and supports the reserve pit designs utilized in the Mineral Reserve estimate.

Note that the cash flow values are derived from the pit optimization process using the base gold price and are intended to compare the relative economic performance of the optimization shells. These values should not be interpreted as detailed LOM cash flow projections. Sections 21 and 22 include a comprehensive discussion of operating costs, capital costs, and mine plan economics.

15.1.5 Reserve Pit Design

The optimized pit solution resulting from the criteria presented in the preceding sections was rationalized into a feasible mining geometry, and haulage ramps were superimposed. Haulage ramps were designed nominally at 95-foot width and with a maximum ±10% grade, except for the bottom few benches where widths were permitted to be reduced to one-way traffic of 65 feet. Figure 15-1 illustrates the resulting open pit final limit designs for the Central, Jasperoid, North and Radio Tower pits. The North pit lies within the Central domain.

The four reserve pits at FCM span a distance of approximately 10,400 feet in the east to west direction and 9,800 feet in the north to south direction. Maximum pit depth occurs in the Central pit where the west facing highwall has a height of approximately 1,200 feet.

Total material within the final pit limit designs as at 31 March 2026, including waste and backfill waste, is 222 Mt.

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Figure 15-1: Open Pit Final Limit Design

North Dump
North Pit
Central Pit
Radio Towers Pit
Jasperoid Pit
South Dump
Permit of Operations (PoO)
4 8000
4 9000
5 0000
5 1000
5 2000
5 3000
5 4000
5 5000
5 6000
5 7000
5 8000
5 9000

# Florida Canyon Mine

Open Pit Final Limit Design

Nevada, USA

| | |
|---|---|
| Scale: 1:19000 | |
| Date: 11-Jun-2026 | |
| Project: | |
| Drawn By: tl | |
| Checked: | |
| Approved: | |
| Drawing No. | |

1000 0 500 1000 1500 2000 2500

Feet

Note: Figure prepared by FCM, 2026.

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15.2 Mineral Reserves

Mineral Reserves are reported at the point of delivery to the process facilities using the 2014 CIM Definition Standards, and have an effective date of 31 May, 2026.

The QP for the estimate is Ms. Terre Lane, MMSA QP, a GRE employee.

Open pit Mineral Reserves at FCM are summarized in Table 15-2.

Table 15-2: Summary of Mineral Reserves - effective date 31 May 2026

Category	Tons (t x 1000)	Gold Grade (oz/ton)	Contained Gold (oz x 1000)
Proven	-	-	-
Probable	130,592	0.0091	1,191
Proven & Probable	130,592	0.0091	1,191

1. Mineral Reserves are reported at the point of delivery to the process plant, using the 2014 CIM Definition Standards, with an effective date of 31 May 2026. The Qualified Person for the estimate is Ms. Terre Lane, MMSA QP, a GRE employee.

2. Mineral Reserves are constrained within an open pit design that uses the following inputs: gold price of US$2,400/oz considering only oxide material; gold recoveries varied by deposit and ore type, ranging from 43% to 66.7%;  reference mining cost of $3.24/ton mined in-situ and $2.93/ton mined fill; processing cost of $5.37/ton processed for oxide crushed material and $3.09/ton for oxide ROM material; G&A costs of $1.14/ton ore processed; treatment and refining costs of $38.73/oz gold recoverable; royalty costs of $132.00/oz gold recoverable; and pit slope inter-ramp angles ranged from 32-43° for rock and 30° for alluvium / fill.

3. Mineral Reserves are reported at a cut-off grade ranging from 0.0042 oz/ton to 0.0050 oz/ton.

4. Mineral Reserves include a stockpile inventory of 1,094 ktons at an average grade of 0.0062 oz/ton and total contained gold of 6.8 koz.

5. Mineral Reserves include a heap leach inventory of 6,648 ktons at an average grade of 0.0085 oz/ton and total contained gold of 56.5 koz.

6. Numbers have been rounded and may not sum.

7. The estimate of Mineral Reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

15.3 Factors that may affect the Mineral Reserves

Factors that may affect the Mineral Reserve estimates include:

  Metal price and exchange rate assumptions,

  Changes in local interpretations of mineralization geometry and continuity of mineralized zones,

  Changes to geological and mineralization shapes, and geological and grade continuity assumptions,

  Density and domain assignments,

  Changes to geotechnical assumptions including pit slope angles,

  Changes to hydrological and hydrogeological assumptions,

  Changes to mining and metallurgical recovery assumptions,

  Changes to the input and design parameter assumptions that pertain to the open pit shell constraining the estimates,

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  Assumptions as to the continued ability to access the site, retain mineral and surface rights and titles, obtain, and maintain environmental and other regulatory permits, and obtain and maintain the social license to operate, and

  Risks that could materially affect the reserve include mining selectivity near the oxide and sulfide boundary. This is considered a manageable risk, which will be mitigated as more test work is carried out.

15.4 QP Comments on Item 15 "Mineral Reserve Estimation"

There are no other environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors known to the QP that would materially affect the estimation of Mineral Reserves that are not discussed in this report.

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16 MINING METHODS

Mining at FCM is currently conducted using conventional truck and shovel/loader open pit mining methods. The mining operation is conducted with a mixed fleet of 100 t and 150 t payload haul trucks combined with large front-end loaders (FELs) and one hydraulic shovel as primary loading units. The open pit operates at a peak mining rate of 117 thousand tons per day (ktpd), including stockpile rehandle of ore and waste and has an overall strip ratio of 0.80:1 (waste:ore).

Waste and ore are drilled and blasted, loaded by the hydraulic shovel and FELs and transported by haul trucks to WRSFs, stockpiles, the primary crusher or directly to the heap leach pad (HLP) as ROM. Crushed ore is loaded into haul trucks and stacked on the HLP where both crushed and ROM ore are co-mingled and irrigated with a dilute cyanide solution and recovered with carbon columns.

16.1 Hydrologic Considerations

Groundwater for the Central and Radio Tower Pits is not considered to play a role in the slope stability at FCM based on the groundwater depths (Golder, 2016; Golder, 2018).

However, snow melt and surface water runoff during spring can recharge open surface fractures and potentially trigger or reactivate slide areas and therefore measures should be taken to drain runoff away from the open pits and prevent / minimize pooling, seepage, etc.

16.2 Open Pit Geotechnical Considerations

Open pit geotechnical considerations are divided into two categories based on the level of detail used to establish the design guidelines. The Central and Radio Towers pits have undergone detailed geotechnical assessments and are supported by site-specific design guidelines, whereas the remaining pits are governed by general recommendations derived from previous consultant studies.

16.2.1 Central and Radio Towers Pits

Alius conducted a geotechnical evaluation of the Project that included data from a geotechnical field investigation program, as well as a review of historical data intended to characterize the rock mass in the vicinity of the open pit slopes. The various elements of the geotechnical evaluation and findings are presented in the following sections.

16.2.1.1 Geotechnical Field Campaign

Geotechnical field campaigns in Central or Radio Towers pits were completed by Barr in 2022 (Barr, 2022)  and Alius in 2025 (Alius, 2026) to characterize the rock mass. Geomechanical core logging was conducted on 14 drill holes from those two pits, totalling 5,840 ft. Downhole acoustic and/or optical televiewer surveys were used to obtain high-resolution structural imagery directly from the borehole walls of 13 drill holes.

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16.2.1.2 Rock Mass Characterization

The rock mass was characterized through fieldwork data collection programs, including intact rock descriptions and discontinuity (foliation, joints and faults) descriptions to derive GSI and RMR76 classifications. Relevant information included: RQD, fracture frequency, rock strength index and structure orientation (dip and dip direction) as well as point-load strength data. Representative samples of each rock domain were collected from the geomechanical drill holes for laboratory testing on intact rock and discontinuities. Laboratory tests conducted include point-load testing, Brazilian tensile strength tests, uniaxial compressive strength tests, triaxial compressive strength tests, and direct shear tests on discontinuities. Table 16-1 summarizes the rock mass classifications for all major lithological units. The siltstone has been separated by pit, as the highwalls of the two pits are located more than 2,000 ft apart.

Table 16-1: Rock mass classifications of main lithologies.

Lithological Unit	Rock Mass Rating			GSI
	RMR76,P25	RMR76,P50	Quality	GSIP25	GSIP50
Limestone	45	45	Fair	47	64
Quartzite	37	48	Poor - Fair	31	52
Shale	45	49	Fair	47	60
Siltstone (CP)	46	54	Fair	52	65
Siltstone (RT)	39	50	Poor - Fair	40	57
Volcanic	40	49	Poor - Fair	40	55

*Notes:

1. P25 and P50 refer to the 25th and 50th percentiles of the cumulative distribution function.

2. GSI: Geological Strength Index.

16.2.1.3 Open Pit Geotechnical Assessments

The open pit was divided in structural and design domains. Structural domains represent rock mass volumes characterized by consistent discontinuity orientations, spatial continuity between boreholes, and laboratory-derived strength parameters. The identification of structural domains was conducted through a systematic and spatially controlled analysis of surveyed discontinuities from televiewer data. A total of nine structural domains were identified, including four for Central pit and five for Radio Towers pit.

Structural domains were incorporated into the bench-scale design process by dividing the pit into structural sectors based on the adequate structural dataset and slope orientations, allowing stability assessments to reflect local geotechnical conditions. Open pit benches were then designed using a risk-based approach to address the limitations of deterministic methods. By integrating structural data with the proposed pit shell geometry, the probability of occurrence and probability of sliding were evaluated for each wall orientation to determine the bench-scale probability of failure. Estimated failure volumes were subsequently used to optimize catch bench widths to a defined risk threshold, where risk was considered as a function of both probability of failure and the proportion of spills exceeding containment capacity. Since steeper benches generally generate larger failure volumes, narrower bench widths may be insufficient to effectively contain material spills. Establishing a risk tolerance threshold therefore allows the optimization of inter-ramp angles in structurally controlled rock masses by balancing bench face angles and bench widths, resulting in a more realistic design approach, as some failures may remain operationally manageable. Proper mining practices and appropriate slope geometries, particularly adequate catch bench widths, are required to maintain workspace safety through effective spill containment.

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The rock mass conditions at the FCM present slope stability challenges due to the comparatively low strength of several lithological units. Because the highwall configurations in the Central and Radio Towers pits are predominantly planar and are not highly affected by three-dimensional confinement effects typically associated with curved slope geometries, inter-ramp and overall slope stability were evaluated using two-dimensional limit equilibrium method analyses. The modelling was performed on simplified slope geometries to establish stability criteria as a function of both slope height and lithology.

The results were incorporated into the mine design by subdividing the highwalls into geotechnical design domains according to exposed lithology and slope height. Overall slope conditions were assessed using a target minimum factor of safety of 1.5, and all lithological units expected to be exposed in the final pit walls were considered in the analyses. Conservative input parameters were adopted throughout the assessment, including the use of lower-bound rock mass quality values corresponding to the 25th percentile of the geological strength index (GSI) cumulative distribution.

Finally, the two identified design constraints, namely the structural limitations affecting bench face configurations and the low rock mass strength controlling overall slope design criteria, were combined to establish the final design guidelines using the most conservative parameters derived from both assessments.

16.2.1.4 Slope Design Guidelines

Design guidelines were established for the various pit sectors by Alius (Alius, 2026) and are shown in Figure 16-1 and Figure 16-2. These guidelines include eight sectors, which are summarized in Table 16-2.

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Figure 16-1: Summary of design guidelines - Central pit

Note: Figure prepared by Alius, 2026.

Figure 16-2: Summary of design guidelines - Radio Towers pit

Note: Figure prepared by Alius, 2026.

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Table 16-2: Guidelines for open pit design sectors

Design Criteria	Lithology	DD Range (°)	BH (ft)	BW (ft)	BFA (°)	IRA (°)	OSA (°)	Geotechnical Berm
DC-CP1	QZ/SS	350-035	50	25	65	46	46	50 ft every 600 ft
DC-CP2	QZ/SS	350-035	50	25	60	43	43
DC-CP3	QZ/SS	270-350	50	25	65	46	42
DC-CP4	QZ/SS	270-310	50	25	55	40	40
DC-RT1	SS	350-035	50	25	65	46	46
DC-RT2	LS/SS	105-170 270-290	50	25	70	49	49
DC-RT3	VO	235-320	50	25	60	43	43
DC-RT4	LS/VO	310-340	50	25	55	38	38

*Notes: DD: dip direction; BH: bench height; BW: bench width; BFA: bench face angle; IRA: inter-ramp angle; QZ: quartz; SS: siltstone; LS: limestone; VO: volcanic.

16.2.2 Other Pits

For other pits, historical geotechnical studies conducted by Golder (Golder, 2016) and Barr (Barr, 2021), were used. These studies focused particularly on the west to northwest facing highwalls of the Central, Main and / or Radio Tower open pits. These pit slopes form the highest pit slopes and have had past slope failures principally restricted to the northwest facing slopes, implying a structural control on the instability.

This structural control is considered to be related to the regional structural fabric that has been recognized at FCM as well as at other mine sites in the Humboldt Range including the StdM, Spring Valley mine, and Rochester mine. The foliation generally dips northwest; however, it is expected that there is considerable localized variability in the dip orientation.

In general, the various studies tend to arrive at similar recommendations for inter-ramp pit slope design criteria. Based on these studies, FCM has adopted the criteria provided in Table 16-3.

Table 16-3: Inter-Ramp Slope Design Criteria

Open Pit	Bench Face Angle (°)	Bench Height (1) (ft)	Berm Width (ft)	Inter-Ramp Angle (2) (°)
North	65	50	33	38
Jasperoid	65	50	26	42

1. For design slopes, two 20' benches are combined per berm.

2. Assumes fully drained wall conditions.

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16.3 Open Pit Mine Design

The mine design was developed on the optimized pit shell detailed in Section 15 by rationalizing the shape into a feasible mining geometry and incorporating haulage ramps and detailed slope design criteria as presented in Section 16.2. Haulage ramps were designed nominally at 95-foot width and a maximum ± 10% grade, except for the bottom few benches where widths were permitted to be reduced to one-way traffic of 65 feet.

Following the design of the ultimate pit, the pit was subdivided into a series of mining phases. Phases are mining shapes, which except for the final pit limit, never exist exactly as depicted during the LOM. The phases determine the conceptual development of the open pit, with the objective of outlining the feasible mine development which will dictate, along with a mine plan, the order of presentation of ore and waste materials required to maximize net present value (NPV).

The selection of the mining phases was based upon an incremental analysis of optimized pit solutions generated at increasing gold prices, as well as geometric considerations for safe and efficient mining and access to the WRSFs, primary crusher, ore stockpiles and HLP. FCM preferentially utilizes a minimum phase width of 200 ft but at times this does become smaller in areas of limited extent.

The LOM plan comprises eleven mining phases distributed across the Central Pit, North Pit, Radio Tower Pit, Jasperoid Pit, South Dump, and North Dump areas. The final pit and dump layouts developed for the FCM form the basis of the Mineral Reserve estimate and mine plan. Figure 16-3 illustrates the final pit and dump layouts used for mine planning.

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Figure 16-3: All Phases

North Dump
Phase 02
North Pit
Phase 02
Central Pit
Phase 04
Central Pit
Phase 07
Central Pit
Phase 05
Central Pit
Phase 09
Jasperoid Pit
Phase 02
South Dump
Phase 01
Radio Towers Pit
Phase 04
Radio Towers Pit
Phase 03
Radio Towers Pit
Phase 02
Permit of Operations (PoO)

# Florida Canyon Mine

Open Pit Final Phase Design

Nevada, USA

| | |
|---|---|
| Scale: 1:19000 | |
| Date: 11-Jun-2026 | |
| Project: | |
| Drawn By: tl | |
| Checked: | |
| Approved: | |
| Drawing No. | |

N

1000
0
500
1000
1500
2000
2500
Feet

Note: Figure prepared by FCM, 2026.

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16.4 Mining Operations

Mining at FCM is currently conducted using conventional truck and loader open pit mining methods. The mining operation is conducted with a mixed fleet of 100-ton and 150-ton payload haul trucks combined with large FELs and a hydraulic shovel as primary loading units. The open pit operates at a peak mining rate of 95 ktpd of ore and waste and has an overall strip ratio of 0.80:1 (waste:ore). Peak material movement rate is 117 ktpd, including stockpile re-handle.

All ore to be crushed is passed through an operational stockpile pre-crusher using a FEL to direct dump into the crusher, with all subsequent post-crusher material re-handled and loaded into haul trucks by an FEL and hauled to the leach pad. No ROM ore is re-handled unless it is placed into a stockpile for deferred processing due to operational capacity limitations on the pad.  There does exist an overland conveyor and grasshopper sections for placement on the HLP, however, they are not currently being used due to operational / maintenance issues with the system.

16.4.1 Drilling

Production drilling is carried out by a fleet of three diesel powered Epiroc PV273 blasthole drill units (65,000 lb pulldown capacity) capable of drilling using a rotary or down-the-hole method, executing 6-3/4 inch diameter holes. Rotary drilling is principally utilized in broken or highly fractured conditions while down-the-hole is preferred for drilling in relatively solid rock.

Blasthole drills are configured to drill the 25-foot height of the bench plus 03-feet of additional subdrill under a single-pass. Drill patterns vary slightly based on material type but in general are 16.0 feet x 16.0 feet for both ore and waste. These primary drills are backed-up with contract drilling as needed

Drill productivities are estimated at a rate of 90 feet/operating hour.

16.4.2 Blasting

A complete down-the-hole explosives loading and initiation service is performed by a contractor. Services include the provision of explosive products, accessories, and storage magazines. A combination of ANFO and emulsion explosives are used in combination with electronic downhole delays for accurate timing of detonation to minimize blast dilution and vibration. Explosive delivery trucks, in-hole explosive priming and pumping, and initiation services are provided by the contractor's blasting crew.

Powder factors for ore and waste are 0.40 lbs/ton.

16.4.3 Loading

Primary loading activities are performed using a fleet consisting of large FELs and a hydraulic shovel. The FEL fleet consists of four CAT 992s (18 cubic yard (yd3) bucket - 1,620 tons per hour [tph]). The FELs are assigned to both ore and waste and as required are utilized for stockpile rehandle. A The hydraulic shovel is a Hitachi EX3600-7, equipped with a 30 cuyd bucket and capable of moving 2,755 tons per hour.

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16.4.4 Hauling

Hauling is currently performed by a fleet of 18 Caterpillar 777 diesel rear-dump off-highway haul trucks in the 100-ton payload class and 8 Caterpillar 785 150-ton trucks. As the 777 will be replaced by 785's as the old fleet reaches major component replacement with an additional 10 785's. The fleet is primarily used for mine production and crushed ore re-handle; however, it is also involved in tasks such as clean-up and other support functions. Under certain circumstances, and providing hauling capacity exists, the fleet may be used to support transport of suitable waste materials to the leach pad expansion areas for construction purposes.

16.4.5 Mine planning

The mine plan is executed to take advantage of the installed mine fleet productive capacity with pit phases sequenced to maximize NPV. Crushed ore targets of 7.8 million tons per year (Mtpa) are scheduled with ROM ore sent directly to leach pad when available up to a maximum of 19.3 Mtpa total crushed and ROM ore due to leach pad operational processing capacity (however, expected permit capacity is 20.0 Mtpa). Excess crusher and/or ROM ores are stockpiled near the crusher for deferred processing. This results in an open pit mine life extending to 2033.

Table 16-4 and Table 16-5 present the open pit mine production schedule which supports the mining of the established Mineral Reserves.

Table 16-4: Open Pit Mine Ore Production Schedule

Year	Crushed			Run-of-Mine			Total (01)
	Tons (kt)	Gold (oz/t)	Gold (koz)	Tons (kt)	Gold (oz/t)	Gold (koz)	Tons (kt)	Gold (oz/t)	Gold (koz)
2026	8,298	0.009	75	11,004	0.006	61	19,302	0.007	136
2027	7,800	0.015	114	6,855	0.006	41	14,655	0.011	156
2028	7,800	0.011	83	10,200	0.007	71	18,000	0.009	154
2029	7,798	0.015	114	4,997	0.006	31	12,795	0.011	145
2030	7,799	0.015	114	8,480	0.006	50	16,278	0.010	165
2031	7,799	0.013	103	9,127	0.006	57	16,926	0.009	160
2032	7,800	0.012	90	9,733	0.006	55	17,533	0.008	145
2033	5,850	0.009	53	7,566	0.006	43	13,416	0.007	95
Total	60,944	0.012	746	67,961	0.006	410	128,905	0.009	1,156

1. Excludes ROM stockpile re-handle to the leach pad.

2. Excludes tonnes, grade and ounces related to leach pad inventory that are included in the Mineral Reserves.

3. Numbers have been rounded and may not sum.

Table 16-5: Open Pit Mine Material Movement Schedule

Year	Ore Tons (kt)	Waste Tons (kt)	Total Tons (kt)	Strip Ratio (w:o)	Rehandle Tons [01] (kt)	Total Tons Moved (kt)
2026	19,544	14,982	34,526	0.77	8,298	42,824
2027	14,655	12,531	27,186	0.86	7,800	34,986

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Year	Ore Tons (kt)	Waste Tons (kt)	Total Tons (kt)	Strip Ratio (w:o)	Rehandle Tons [01] (kt)	Total Tons Moved (kt)
2028	18,000	12,976	30,976	0.72	7,800	38,776
2029	12,795	14,763	27,558	1.15	7,798	35,356
2030	16,278	12,633	28,911	0.78	7,799	36,710
2031	16,926	14,038	30,964	0.83	7,799	38,763
2032	17,533	11,163	28,696	0.64	7,800	36,496
2033	13,416	10,822	24,238	0.81	5,850	30,088
Total	129,147	103,908	233,055	0.80	60,944	293,998

1. Rehandle tons reflects ore stockpiles re-handled by an FEL directly to the primary crusher as well as crushed ore rehandle using an FEL and haulage trucks for transport to the leach pad facilities.

2. Numbers have been rounded and may not sum.

Grade control is executed through the sampling of blastholes and assaying them in an onsite laboratory for cyanide soluble gold. The assays are transmitted back to the site geology department and loaded into software to develop a short-range block model for the development of mining polygons and subsequent material routing. Polygons are marked in the field after the pattern is blasted using different flag colors for routing as crusher feed, ROM, stockpile ore or waste, dependent on the short-range block grade established from the assays.

Waste from the open pit is identified either as overburden, non-acid generating waste (NAG) or potentially acid generating waste (PAG). Waste is hauled to multiple WRSF locations external to the pit as well as to various in-pit facilities. The limited amounts of PAG that are mined are encapsulated within the South WRSF. Limited amounts of overburden excavated are stockpiled in the vicinity of the leach pads for use during reclamation.

WRSF required storage capacities to accommodate the current mine plan are indicated in Figure 16-4. Additional storage capacity exists for possible future expansion of the operation.

Table 16-6: Mine Waste Rock Storage Facility Requirements and Capacities

WRSF	Total (yd3 x '000,000)
South	4.1
North	0.1
Dagy	1.5
Main	2.0
Central	6.0
Jasperoid	19.9
Brown	5.3
Derby	8.4
Total	47.3

End-of-life mine positions, including dump and leach pad positions, are illustrated in Figure 16-5.

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Figure 16-4: Waste Rock Storage Facility

Brown Backfill Dump
Central Backfill Dump
North Backfill Dump
Derby Backfill Dump
Main Backfill Dump
Jasperoid Backfill Dump
South Dump

# Florida Canyon Mine

Waste Rock Storage Facility

Nevada, USA

1000 0 500 1000 1500 2000 2500

Feet

Scale: 1:19000

Date: 15-Jun-2026

Project:

Drawn By: tl

Checked:

Approved:

Drawing No.

Note: Figure prepared by FCM, 2026.

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Figure 16-5: End of Mine Site Plan

North Dump
Brown Backfill Dump
North Backfill Dump
North Pit
Central Backfill Dump
Derby Backfill Dump
Central Pit
Main Backfill Dump
Jasperoid Pit
Radio Towers Pit
South Dump
Jasperoid Backfill Dump
Leach Pad Phase 01/02
Leach Pad Phase 03A
Leach Pad Phase 06A
Leach Pad Phase 03B
Leach Pad Phase 03C
Leach Pad Phase 06B
Leach Pad Phase 06C
South Dump

2000
0
1000
2000
3000
4000
5000
Feet

# Florida Canyon Mine

End of Mine Site Plan

Nevada, USA

| | |
|---|---|
| Scale: 1:27500 | |
| Date: 16-Jun-2026 | |
| Project: | |
| Drawn By: tl | |
| Checked: | |
| Approved: | |
| Drawing No. | |

Note: Figure prepared by FCM, 2026.

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16.4.6 Equipment Requirements

Mine equipment requirements were developed by FCM from the annual mine production schedule, equipment availability, utilization, and equipment productivity.

Equipment productivities were determined for drills and FELs based on historical operating parameters and reasonable productivity improvements currently being implemented. Haul truck productivity is also dependent on annual cycle times. Required production hours were calculated for all primary equipment as well as support equipment. A summary of current principal open pit mining equipment requirements is presented in Table 16-7.

Table 16-7: Current and Peak Principal Open Pit Mining Equipment Requirements

Description	Manufacturer	Model	Current Units	Peak Units
Production drill	Epiroc	DM45	1	1
Production drill	Epiroc	PV 273	0	3
Wheel loader	CAT	992K	4	4
Wheel loader	CAT	992HL	1	4
Hydraulic Shovel	Hitachi	EX3600-7	1	1
Haul truck	CAT	785	8	18
Haul truck	CAT	777G	14	14
Track dozer	CAT	D11	1	1
Track dozer	CAT	D10T	2	2
Track dozer	CAT	D9T	1	1
Track dozer	CAT	D6T	1	1
Wheel dozer	CAT	854	0	1
Wheel dozer	CAT	834	1	1
Grader	CAT	18M	1	1
Grader	CAT	16M	2	2
Excavator	CAT	336FL	2	2
Water truck	Various	Various	4	4
Fuel truck	Various	Various	2	2
Lube truck	Various	Various	5	5

Note that in addition to the principal fleet, a support fleet of smaller equipment is available for miscellaneous activities and jobs at the mine site.

The current principal mine fleet is not expected to require expansion during the LOM, however, two replacement production drills are planned for purchase in 2026. and 785 haul trucks will replace the current fleet of 777 trucks when they reach the next set of planned component replacements for each unit.

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17 RECOVERY METHODS

17.1 Introduction

Ores from several deposits at FCM (Main, Central, Jasperoid, North pit and Radio Towers) are processed through conventional cyanide heap leaching, adsorption, desorption, and regeneration (ADR) technology to produce a final precious metal (doré) product.  A flowsheet of the process is shown in Figure 17-1.

Figure 17-1: FCM Process Flowsheet

17.2 Ore Stacking

Traditionally, ore placed on the leach pads at FCM has been crushed.  In 2022, FCM began processing ROM ore in addition to the crushed ore to increase gold production. Crushed ore passes through two stages of open circuit crushing to a final crush size of 80% (P80) minus 2.5 inches. The current crushing circuit operates at a target throughput of 21,000 tons per day, with engineering studies currently underway to evaluate options for increasing capacity. Crushed ore is then agglomerated with a polymer binding agent to improve solution percolation through the leach pad and is delivered to the SHLP via haul truck. The ore can also be delivered to the pad through a series of mobile ramp conveyors and mobile grasshopper conveyors, or a combination of both. At present, the overland conveyor system is not being utilized due to operational issues and the potential for re-implementation in the future is being studied. Crushed and ROM ores are co-mingled at the pad dump face. Lime is added directly to haul trucks carrying ROM ore from a silo or via a separate lime silo for crushed ore as it is conveyed to the SHLP.

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Prior to placing a new lift of ore, the area upon which material is to be stacked is deep ripped by a track dozer to break up the crust surface and remove any solution channels developed near the surface. After placement, new ore is ripped and crossed ripped twice with the final rip to a depth of 6 feet prior to placement of the drip tubing. The tubing is typically placed directly on the ore surface but burying the tubing is under evaluation.

17.3 Barren and Pregnant Leaching Solution Processing

Barren solution (cyanide-bearing solution very low in gold grade) is applied selectively to different areas of the pad through drip tubing at an average application rate of 0.003 gpm/ft2. With that application rate and a total barren solution flow rate of 10,400 gpm, approximately 2.6 million ft2 of heap area can be leached (0.004 gpm/ft2). At an ore production rate of 1,200,000 tons per month (600,000 crushed ore tons and 600,000 ROM) placed on a 40-foot lift, the primary leach cycle is 101 days. Following that, secondary leaching can continue as solution percolates through subsequent ore lifts.

Pregnant solution (gold bearing) from the bottom of the pad reports to the pregnant solution pond and is then pumped to all three trains of carbon columns where precious metals are adsorbed onto activated carbon. Each train is a 5-stage counter current CIC arrangement. The E1 column train can process 3,100 gpm and the E2 train processes 1,800 gpm and the E3 processes 5,000 gpm. Average total flow rate to the carbon columns is 9,900 gpm. There is no intermediate or recycled pregnant solution back to the leach pad. Carbon column discharge (barren solution) is screened at 120 mesh to remove carbon fines and then reports to the barren pond or pump box where it is re-dosed with cyanide, to a target concentration of 250 ppm and recycled back to the pad at approximately 10,000 gpm.

17.4 Carbon Processing

Loaded carbon is transported to the elution plant from the CIC circuit by truck where gold is eluted (stripped or redissolved) using a modified Zadra system. The system consists of a single 3 ton strip vessel. The desorbed gold and silver is recovered from solution electrolytically by two electrowinning cells in series. The stripping solution is adjusted to pH 13 with sodium hydroxide and heated to 260 °F by a thermal fluid heater combined with a series of heat exchangers.  Solution flow rate through the vessel is 60 gpm. The electrowinning barren solution is recycled back through the carbon until the batch process is complete.

The stripped carbon is screened to remove the fine carbon, thermally reactivated to remove organic contamination as required and then acid washed in hydrochloric acid to remove carbonate scale. The volume of carbon being stripped exceeds the capacity of the reactivation kiln so only about 25% of the carbon is thermally reactivated.

17.5 Refining

The plated material (sludge) is retorted prior to refining to remove mercury and to dry it. Once retorted, the sludge is mixed with flux and smelted in a 150 KW induction furnace. Doré bars are the final product at FCM and are shipped to a third-party refiner at ~50% Au and 45% Ag purity with the major impurity being copper.

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17.6 Ventilation

FCM ores contain minor amounts of mercury that dissolve in cyanide solution and adsorb onto activated carbon.  All thermal units (kiln, smelting furnace, retorts, the electro-winning cells and associated tankage) are each operated with their own mercury abatement system to capture mercury emissions in the exhaust air through beds containing sulfur-impregnated activated carbon before exiting the stack to atmosphere.

17.7 Planned Processing Expansion Project

FCM completed the SHLP expansion as leach pad Phases 1 and 2 approached the 300-foot stack height limit above liner. The expansion included Phase 3A, completed in Q1-2025, and Phase 3B, completed in Q1-2026, and a subsequent expansion is now underway.

Additional CIC circuit and solution pumping capacity were commissioned in Q3-2024 and have operated as designed since startup, doubling system flow to 10,400 gpm. The expanded capacity supports active leaching of newly stacked ore while barren solution continues to be applied to earlier phases to complete leach cycles and recover remaining gold and silver inventory. The third carbon column train, rated at 5,200 gpm, was installed adjacent to the existing columns. Residual leaching of Phases 1 and 2 is expected to continue for two to three years after stacking is complete.

17.8 Primary Process Equipment and Pond Capacities

Processing equipment used at FCM is summarized in Table 17-1.

Table 17-1: Processing Equipment Used at FCM

Equipment	Before 2024 upgrade			Existing
	Quantity	Power	Capacity/ Size	Quantity	Power	Capacity/ Size
Barren Solution Pumping System
Vertical Turbine	2	600 hp each	5,200 gpm	3	600 hp each	10,400 gpm
Carbon Columns	5		4 tons of Carbon	5		4 tons of Carbon
	5		7 tons of Carbon	5		7 tons of Carbon
			15 tons of Carbon	5		15 tons of Carbon
Carbon storage tanks			9 tons of Carbon	2		9 tons of Carbon
Carbon Column Feed Pumps	2	100 hp each	4,900 gpm	2	200 hp each	10,400 gpm
Carbon Elution Vessel	1		3 tons of Carbon	1		3 tons of Carbon

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Equipment	Before 2024 upgrade			Existing
	Quantity	Power	Capacity/ Size	Quantity	Power	Capacity/ Size
Carbon Reactive Kiln	1		550 lb/hour	1		550 lb/hour
Electro-Winning Cells	2	750 Amp each	100 ft3	2	750 Amp each	100 ft3
Refining Furnace	1	150 KW	300 lb brass melt	1	150 KW	300 lb brass melt
Total Pond Volume (3' freeboard)	3 ponds		43.8M gallons	4 ponds		53.3M gallons

All equipment used on-site is standard for the industry, commercially available and chosen for its beneficial properties that make it suitable for its required use.

17.9 Reagents

The primary reagents used at FCM are sodium cyanide, pebble lime, activated coconut shell carbon, agglomeration polymer and hydrochloric acid. Consumption rates are within industry norms and 2025 rates are in-line with historical FCM averages due to continuing optimization efforts. Consumption rates for the two most expensive reagents, sodium cyanide (NaCN) and lime (CaO) vary depending on ore type, barren solution flow rate and depth of leach pad surface to the liner. In the previous 05-years (2020 - 2025), the average consumption rates for cyanide and lime were 0.31 lb/ton and 2.35 lb/ton, respectively. Primary reagent consumptions and rates for 2025 are shown in Table 17-2.

Table 17-2: Primary Reagent Consumptions and Rate for 2025.

Reagent	2025
	lbs	lb/t ore
Sodium Cyanide	5,820,445	0.40
Lime	32,081,690	2.20
Activated Carbon	95,387	0.0065
Agglomeration Polymer	221,606	0.015
Hydrochloric Acid	193,463	0.013

17.10 Energy and Water Requirements

The recovery process requires electrical power and water to support operation of the processing facilities. The current and projected requirements for these utilities have been considered in the process design and operating assumptions.

Electrical power is required to operate the processing facilities, including Carbone Column trains and Leach pad solution pumping system, ADR Circuit and Laboratory. The estimated electrical power demand for the processing facilities is approximately 990,000 kWh per month, based on the planned production rate and equipment requirements.

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Water is required for processing activities, including makeup water for the heap leach pad, strip plant solutions, cooling systems, and laboratory operations. The estimated water requirements are approximately 100,000 tons per month, with water supplied from geothermal water wells located on the Property. Process water management practices, including solution recovery, recycling, and reuse, where applicable, are incorporated into the operating assumptions to minimize freshwater demand.

17.11 Gold Recovery

Since start-up in Jan 2017, 476,665 ounces of gold have been recovered from the SHLP through the end of 2025. Cumulative gold recovery during this time is 58.7%. This recovery, from a mixture of crushed and ROM ores, was achieved with an overall solution to ore ratio of 1.0 and leach cycles ranging from 90-120 days. Overall, contained ore grade for this period was 0.0092 oz/ton. Table 17-3 shows the consolidated production data from the SHLP through April 2026.

Table 17-3: Consolidated Production Data for SHLP

2017 through March 2026 Gold Production from SHLP
Ore tons	Placed ozs	Grade oz/t	Recovered ozs	Recovery %
97,519,679	830,417	0.009	489,299	58.9

The gold recovery trend during this period is shown in Figure 17-2.

Figure 17-2: Gold Recovery Trend

Note: Figure prepared by FCM, 2026.

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17.12 Optimization Projects

The recent rise in metal prices is the impetus for a review the FCM process flowsheet to maximize the project value.  Several projects are being evaluated:

  Crushing

    Expand the existing crushing capacity to treat more material

    Optimize the existing crush size to maximize gold extraction

    Treat all material with only primary crushing

  Stacking

    Separating ROM and crushed ore on the pads

  Plant

    Improve thermal reactivation with a new kiln or expanded capacity

    Add additional CIC capacity to reduce barren solution gold grades

  Waste Dumps Retreatment

    Examine the impact of scalping finer material out of dumps to improve gold extraction

Currently there are permit restrictions that need to be considered for any proposed expansion:

  Maximum crusher throughput - 10 million tons per annum

  Maximum ore to the leach pad - 18 million tons per annum

Permit amendments are possible but they can require significant time to complete.  A summary of these projects is included below.

17.12.1 Expanded Crusher Capacity

The current crusher system at FCM requires significant maintenance and it may also need to be relocated because of pad expansions.  Additionally, the gold extraction at FCM is a function of the particle size with finer material producing high extraction (See Section 13).

FCM embarked on an evaluation considering two options:

1. Relocate the existing crusher and add a second crushing circuit (contract or owned)

2. Replace the existing crushing circuit with a new system

The cost of relocating the existing crusher was estimated to be $5 million including removal, rebuild and replacement.  A new crusher circuit with a similar capacity (10 mtpa) was estimated to cost $28.5 million with a P80 of 1.5 inch).  The cost increased to $46.6 million with the inclusion of an agglomeration drum, overland conveyor and stacking system.

A contract crushing option was investigated to maximize the crushed throughput to achieve a total crushed capacity of 8 million tons per year FCM and 2 million ton per year contract crushing.

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There are some economic benefits to installing a new crusher:

  Finer crush size - higher recovery

  More uniform product size - better permeability - faster leach kinetics

  Agglomeration - better permeability - faster leach kinetics

  Reduced haulage costs with overland conveyor

  Reduced maintenance costs

The contract crushing rates provided to FCM were in the range of $6 to $7 per ton with an additional fuel surcharge. Unfortunately, the recovery gains by crushing a low grade material did not support the contractor option.

The current evaluation is comparing relocating the existing crusher system vs installing a new slightly larger crusher system.  These options also have to be compared to the other crushing alternatives outlined above.

17.12.2 Enhanced Crusher Performance

The current crusher can process approximately 8 million tons per year at a P80 of 2.5 inches.  Analysis of the crusher system indicates that a finer size distribution should be achievable by installing a separate  cone crusher and screen to treat the product oversize to achieve a modified P80 of 1.5 inches.

The new screen and cone crusher would be installed before the existing fine ore stockpile.  The current final product would be intercepted and passed to a screen.  The screen undersize would report to the stockpile and the screen oversize would pass to the new cone crusher.  The crusher would be operated in closed circuit.  The estimated capital cost for this crusher option is $8.7 million with an anticipated additional operating cost of $0.75 per ton.

Improving the recovery of the crushed material from 68% to 76% with a P80 change from 2.5 inches to 1.5 inches (See Section 13) results in an increase in gold production of 6,800 ounces per year at an operating cost of $6 million. At $2,900 per ounce of gold this results in an increase in annual cash flow of $13,720,000.  This project provides a payback period of less than one year.

17.12.3 Primary Crush All Material

Crushing all material with only a jaw crusher would yield a P80 of ~3.5 inches.  This particle size distribution is anticipated to achieve a 60% gold extraction.  The current jaw crusher is capable of treating around 10 million tons per annum.  Some minor modifications to the conveyor system would be required to bypass the balance of the crusher circuit.  A cost of $2 million has been assumed for the upgrade.  The operating cost for the crushing plant would be decreased to $1.00 per ton.

Currently the crusher treats 8 million tons per year at a P80 of 2.5 inches.  The modifies system could treat 10 million ton per year at a P80 of 3.5 inches.

There are two subcases to examine:

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1. Maximize high grade primary crushing throughput to 10 mtpa, and crush no low grade ROM

2. Same as 1) but add an additional primary crusher to crush the lower grade ROM

The following assumptions have been made in the analysis:

  Current jaw crusher has a capacity of 10 mtpa

  Primary crusher recovery is 60%, secondary crushed recovery is 68%

  High grade material is 0.01 opt and low grade material is 0.007 opt gold

  Maximum allowable stacking per year is 18 mtpa

  No permit restrictions on crushing all leach material

Case 1 results in an annual incremental increase in gold recovery of 5,600 ounces while Case 2 results in an annual incremental increase in gold production of 9,100 ounces.

17.12.4 Segregation of the Material on the Pad

Currently FCM comingles the crushed material and ROM material during stacking on the pad.  This comingling can result in reduce heap leach performance in terms of both leach kinetics and ultimate recovery.  The reason for this impact is twofold:

  The ROM material can contain significant fines that are not agglomerated resulting in fines migration and degraded permeability.  This reduction in permeability can slow leaching by limiting reagent diffusion and it can also cause the formation of dry areas in the leach.
  The larger ROM material can deflect  solution around the underlying fine crushed material resulting in dry areas in the leach.

Quantifying the impact is difficult but it is best practice to conduct pad segregation with these types of materials.  FCM is actively investigating the impacts of a modified stacking methodology.

17.12.5 ADR Improvements

There are two improvements currently being examined by FCM for the ADR plant, these include increasing the thermal carbon regeneration capacity and increasing the gold recovery in the CIC circuit.

As a result of expansion of the CIC circuit the throughput of carbon in the elution circuit has increased.  This has resulted in more carbon requiring thermal reactivation.  The current kiln has a capacity of 550 lb/hr and is able to treat approximately one-quarter of the recycled carbon.  In most ADR systems a reactivation target of 50% is typical.

A new carbon kiln regeneration kiln with a capacity of 750 kilograms per hour has an estimated cost of $2.8 million.  The primary benefit of improved regeneration is higher carbon activity which translates into improved carbon loading and thus gold recovery ion the CIC circuit.

The addition of a new CIC column is also being investigated for the E3 train.  The average CIC recovery for gold and silver is shown in Figure 17-3. The average gold and silver recovery were 82.6% and 44.1%, respectively.

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Figure 17-3: Gold and Silver CIC Recovery Trend

Note: Figure prepared by FCM, 2026.

The average barren solution assays for gold and silver for the period shown above were 0.009 and 0.0038 opt, respectively.  Adding an additional CIC column to the E3 train should improve the gold and silver recovery to carbon.  Typical gold recovery targets in a CIC circuit are +95%.  The estimated cost for a new carbon column is $5.4 million depending on the final capacity.

17.12.6 Waste Dump Retreatment

A series of historic waste dumps have been investigated for retreatment.  Increased metal prices and higher historic cutoff grades have resulted in the material within these dumps now being economic for heap leach treatment.  These dumps contain 42.3 million tons at an average grade of 0.007 gold opt.

The material in these dumps was waste and as such had a coarse particle size (P80 ~ 7 inches).  The overall value of the material does not support crushing but low cost size segregation could yield recovery benefits.  The main reason to segregate the material is to improve the gold extraction by preferentially utilizing the finer material.  These waste dumps are available and can be recovered easily and this allows for augmentation of gold production when needed.

As a result of the low grade nature of these dumps, they will not support a costly segregation system.  A concept of utilizing a scalping grizzly is currently under investigation.

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17.13 Recommendations

The FCM flowsheet provides good gold recovery for the material being treated.  There are several optimization project currently under review.  The majority of these relate to crushing optimization. It is recommended that the projects be prioritized based on their value (return / investment).

Currently, the main limitation impacting production is the lack of new pad space. The lower available area has limited the time under primary leaching, deferring some gold recovery to secondary cycle. Higher lift heights have been employed to help reduce this impact.  Pad expansions are currently underway.  It is recommended that pad area forecasts be prioritized.

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18 PROJECT INFRASTRUCTURE

FCM has been in continuous production since 1986, and the infrastructure that is required to sustain planned production is in place, however, with some infrastructure needing to be expanded or modified to complete the stated Mineral Reserve. This section summarizes the principal project infrastructure. Figure 18-1 is a recent, general site plan indicating site general arrangement and infrastructure. See updated figures for reference

18.1 Primary Access Road

The mine is located adjacent to I-80, approximately 40 miles southwest of Winnemucca, NV and 125 miles northeast of Reno, NV. The mine is accessed via Exit 138 onto Frontage Rd.

18.2 Mine Access and Haul Roads

The mine access and haul roads provide connectivity of the various open pits to the overburden, WRSFs and ore stockpiles; connects the open pits to the crusher pad and mine facilities (truck shop, truck wash, fuel farm, etc.); and connects the post-crusher stockpile to the Heap Leach Pad (HLP) and gold recovery plant and assay laboratory.

18.3 Principal Mine and Maintenance Facilities

The principal mine and maintenance facilities include the truck shop, truck wash, fuel bay, explosives storage, gold recovery plant and assay laboratory, administration offices, laydown yards, pits, and WRSFs.

18.3.1 Maintenance Facilities

Principal maintenance facilities are located west of the open pits and north heap leach pad (NHLP) and consist of a truck shop, truck wash, tire area, fuel tank farm, and a site maintenance facility located between the NHLP and the open pits.

18.3.2 Truck Shop and Truck Wash

The truck shop has three large maintenance bays that can accommodate the current CAT  777 and 785 haul trucks and CAT 992 FELs.  A separate shop is used for smaller auxiliary equipment and consists of two bays, one of which is equipped with a lift for light vehicle maintenance. A truck wash pad is located near the truck shop and is sized to accommodate all equipment that can enter the maintenance bays.

The current LOM plan does not include haul trucks larger than the CAT 785 fleet. As CAT 777 trucks are replaced by CAT 785 trucks, the overall fleet size is expected to decrease; therefore, the existing truck shop facilities are considered adequate and are not a constraint to the Mineral Reserve mine plan.

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Figure 18-1: Site General Arrangement

80
Proposed Haul Road Width Expansion (30' x 2947' 2.02 ac)
Proposed NWRSF Recategorize to Pit Expansion Area (57.26 Ac)
Proposed Pit Expansion Area (65.64 ac)
Proposed Truck Shop Area (1.30 ac)
Radio Tower Pit Haul Road #1 AS-built (6.96 ac)
Radio Tower Pit Haul Road #2 As-Built (7.06 ac)
Pit with Expansion Areas (1,339.01 ac)
Area Perimeter (36,443 ft)
Proposed Clay Borrow Area (50.0 ac)
Proposed Access Road Recatergorize to Clay Borrow (4.27 ac)
Sale Line
Growth Media Stockpile
NWRSF Haul Road
North Growth Media Stockpile
S3 Expansion Pond
Building
Tire Shop Relocation
North Heap Leach Pad WRSF Expansion
North Waste Rock Storage Facility
Existing North Heap Leach Pad
North Heap Leach Pad WRSF
Contingency Pond #2
Contingency Pond #1
Sediment Pond 5
S1 E Cell
Barren Pond
Cooling Ponds 1 & 2
Sediment Pond 4
Sediment Pond 10
CIC Plant (Mass Grading Plan)
GMS
Ancillary
Yard/Ancillary
Borrow Source
Sediment Pond 2
Process Pond
South Heap Leach Pad (Phase I)
South Heap Leach Pad (Phase II)
South Heap Leach Pad (Phase III)
Work Yard
Stormwater Channel
South Waste Rock Storage Facility
JP Stormwater Basins
D-Area Closure Channel
C-Area Closure Channel
B-Area Closure Channel
A-Area Closure Channel
Sediment Pond 9
Rip Rap Stockpile
SHLP Phase III (Mass Grading Plan)
Access Road
Legend Proposed Facilities
Proposed NWRSF Recategorize to Pit (57.26 ac)
Proposed Pit Expansion Area (65.64 ac)
Proposed Haul Road Width Expansion (30' x 2947' 2.02 ac)
Proposed Clay Borrow Area (50.0 ac)
Proposed Access Road Recatergorize to Clay Borrow (4.27 ac)
Proposed Truck Shop Area (1.3 ac)
Radio Towers Haul Road As-builts 2024 (14.02 ac)
Legend Recent Authorized Facilities
Authorized Pit (Adjusted to CDC)
Authorized Yard/Ancillary
Authorized Sale Line
Authorized NWRSF Haul Road
Authorized North Heap Leach Pad WRSF Expansion
Authorized SHLP PH III (Mass Grading Plan, Includes 50' Buffer Equip. Turnaround Area)
Authorized CIC Plant (Mass Grading Plan)
Authorized GMS (Includes 50' Buffer Equip. Turnaround Area)
Authorized Stormwater Channel (Includes 50' Buffer Equip. Turnaround Area)
Authorized Closure Channel (Design Boundary)
N
W
E
S
Legend
Previous Authorized Facilities
Access Road
Ancillary
Borrow Source
Building
Diversion Channel
Growth Media Stockpile
HLP
Phase II Heap Leach Pad
Ponds Lined
Ponds Unlined
JP Stormwater Basins
Waste Rock Storage Facility (WRSF)
Work Yard
Tire Shop Relocation
Project Boundary
Southern Pacific Railroad
Interstate 80

(MAP SCALE AT 11" X 17") 1:24,000 FEET 0 1,000 2,000 3,000 DATUM: NAD 1983 UTM ZONE 11N METERS BASE IMAGERY: USDA NAIP 2019 WITH FLORIDA-CANYON-MINE_PLDS_20-26SEP2024_50CM OVERLAYS	MDES, INC. 1325 AIRMOTIVE WAY SUITE 175U RENO, NEVADA 89502 ELEVATION TECHNICAL SERVICES P.O. BOX 150927 ELY, NEVADA 89301	FLORIDA CANYON AN INTEGRA COMPANY	PLAN AMENDMENT NVN-064628 / REC NO. 0126 SITE OVERVIEW MAP / PLAN OF OPERATIONS PROPOSED FACILITIES OVERVIEW FLORIDA CANYON MINE — 01-2025-FCM PERSHING COUNTY, NEVADA — JAN. 22, 2025 Fig. 2

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18.3.3 Fuel Tank Farm

Two fuel tank farms exist on site: The Lower Tank Farm and the Pit Tank Farm.

The Lower Tank Farm is in the vicinity of the maintenance facilities and currently consists of three 10,000-gallon tanks of dyed diesel, with the Pit Tank Farm consisting of a 10,000-gallon tank of dyed diesel. The Pit Tank Farm is currently being expanded to a 30,000-gallon tank of dyed diesel, which will allow the Lower Tank Farm to be decommissioned following completion of the transfer and installation activities in accordance with site permitting requirements. Resulting installed dyed diesel capacity for use in the primary mine equipment fleet is sufficient for approximately three days of mine operations. As required, dyed diesel will be supplied to maintain operation of emergency generators.

In addition to the above fuel tanks, there exists a 1,000-gallon clear diesel tank located at the Lower Tank Farm that is being upgraded to a 6,500-gallon tank to supply approximately eight days of fuel for used by diesel pick-up trucks. An 8,000-gallon gasoline tank is located near the process plant, sufficient to supply approximately 18 days of fuel for used by gasoline pick-up trucks.

Alongside of the Truck Shop is a series of Conex containers housing the lube tank farm consisting of double lined tanks holding various grades of oils and grease.

18.3.4 Explosive Magazine

The explosive storage area is located near the mine operations area, approximately half-way distant between the primary crusher and the Main Pit. The explosive storage area consists of two ammonium nitrate/fuel oil (ANFO) prill silos (120,000 lb and 100,000 lb capacity, respectively) and one emulsion silo with a 177,000 lb capacity. This is accompanied by two high-explosive magazines (8 feet x 8 feet) for the storage of detonators, boosters, etc. The existing explosive storage and supply arrangements are considered adequate to support the planned mining rates, with additional product and blasting support available from the blasting contractor as required.

18.3.5 Waste Rock Storage Facilities

A series of WRSFs are located ex-pit as well as in-pit (see Figure 16-11), suitable for the required 47.3 million cubic yard (Myd3) of capacity required by the current mine plan for waste storage. All PAG waste excavated is transported to and encapsulated within designated areas of the North and South WRSFs in accordance with site waste rock management practices. PAG waste represents only 3.0 Mtons (or 4.4%) of all waste excavated. Additional WRSF capacity is available for potential future expansion.

Limited amounts of overburden (growth media) excavated are preferentially stockpiled in the vicinity of the HLPs for use in concurrent and future reclamation activities.

In-pit WRSFs are designed at angle-of-repose slopes below the pit crest. Above the pit crest, in-pit as well as all ex-pit WRSFs are designed with an inter-ramp angle of 3:1 (horizontal to vertical) utilizing 50-foot dumping bench heights.

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18.4 Principal Process Facilities

The principal process facilities at the mine consist of a crushing plant, overland conveyor, leach pads, process ponds, CIC plants, gold recovery plant and assay laboratory.

18.4.1 Crushing Plant

The crushing plant is located just northeast of the SHLP and southwest of the Main Pit. The plant consists of a primary jaw crusher with two cone crushers in parallel, and two screens.  Agglomeration of ore is achieved using a polymer added to the water used at the crusher and then mixed with the ore on the conveying system drop points. The crushing plant discharges to a stacker where the crushed material is stored in a stockpile until it can be loaded into trucks and/or overland conveyor and transported to the leach pad.

The crushing plant is planned to support throughput rates of up to approximately 7.8 million tons per year. Upgrades to the screening circuit have been identified to support these throughput rates and are included in the LOM plan.

18.4.2 Overland Conveyor

An after-market overland conveyor is installed that can transport crushed material from the crushing plant to the SHLP where the overland conveyor can be extended near the pad through the use of a series of grasshopper conveyor sections. The overland conveyor has a capacity of approximately 800 to 900 tons per hour and is undersized for the crushing plant.

At present, the  grasshopper sections are not being used due to operational / maintenance issues with the system. These are being investigated to determine if the opportunity exists to resolve these issues and re-implement use of the system and thereby reduce overall costs through haulage savings.

18.4.3 Leach Pad Facility

The leach pad facility is divided principally into the NHLP and SHLP facilities. These are independent facilities, with the NHLP undergoing reclamation and closure, leaving the SHLP as the active facility.

The SHLP was constructed in several phases. Phase 1, Phase 2 and Phase 3 which are nearing capacity, with Phase 3c currently in the planning and permitting stage and planned to commence construction in the fourth quarter of 2026. A Phase VI expansion is also being designed as an easterly expansion adjacent to Phases 2 and Phase 3b and is expected to provide approximately 50 million tons of additional capacity. Capacity of the SHLP is sufficient to contain the Mineral Reserves stated in Section 15.2. Additional expansion capacity exists if required in the future.

Final HLP slopes are designed with slopes of 3:1 (horizontal: vertical) on 25-foot to 60-foot stacking bench heights to provide required geotechnical stability, combined with the ability to manage leach cycles and undertake reclamation activities on the side-slopes. Maximum stacking height over liner is 300 feet.

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18.4.4 Process Ponds

The active process ponds are located west of the SHLP. At present there are four ponds providing a total storage capacity of 53.3 M gallons (assuming a 3-foot freeboard).

18.4.5 Carbon in Column Plant

The CIC plant consists of three trains of five carbon columns each located west of the SHLP.

Gold adsorption is completed using the CIC plant with loaded carbon transferred from the CIC plant to the gold recovery plant by truck.

18.4.6 Gold Recovery Plant

The gold recovery plant is located west of the NHLP.

At the gold recovery plant, the carbon is stripped of gold in the elution and electrowinning circuits. Barren carbon is acid washed, regenerated through the Kiln, and returned to the CIC plant. Gold captured through the elution and electrowinning process is refined at the plant into doré bars. Upgrades to the thermal processing components of the recovery plant, including the kiln, retorts, and furnace, are being evaluated to accommodate potential future processing requirements associated with the Wildcat and Delamar projects.

18.4.7 Assay Laboratory

The assay laboratory is located west of the NHLP and in the vicinity of the gold recovery plant.

For analytical work, the laboratory is sized to undertake cyanide soluble assays on 6,000 blasthole samples and 500 metallurgical samples per month for ore control and process control, respectively. In addition, limited amounts of fire assays, LECO analysis (commencing Q3-2024), pH and cyanide concentration determinations can be performed. The laboratory does not perform typical environmental testing or water analyses, these being outsourced to 3rd-party laboratories.

The laboratory also has the capacity to perform column and bottle roll testwork. A total of five monthly small column tests can be performed (10-inch diameter x 5-foot-tall column) and a total of six yearly large column tests can be performed (24-inch diameter x 5-foot-tall column). The laboratory has the capability to perform 50 bottle roll tests per month.

18.5 Other Infrastructure

Other principal infrastructure on-site relates to office buildings, electric power, and water sources.

18.5.1 Office Buildings

The main administration building is located to the west of the NHLP, part-way between the truck shop and the gold recovery plant. This building houses site management, technical services, and administrative staff, including Health & Safety, Environmental, Finance, and Human Resources.

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Maintenance offices are located within the truck shop with mine operations offices hosted in a new building expansion to the truck shop which consists of several offices and a large meeting space for crew shift change meetings.

Process offices are located within the gold recovery plant.

Exploration offices are located in a small office building to the west of the gold recovery plant.

18.5.2 Electric Power

Power is supplied to the mine by a 69-kiloVolt (kV) overhead transmission line owned and operated by NV Energy, the major power supplier in the state of Nevada. The power is delivered to an onsite substation. FCM owns, operates, and maintains the substation. Mine site 25-kV power lines feed distribution transformers at the crusher, process plant, and other facilities on site. There are backup generators located at the process facilities and barren pond area for power generation if line power is lost.

18.5.3 Water Sources

Water requirements are met with a series of underground wells on site.  The current water supply system includes four groundwater production wells. FCM has 2,415 acre-feet of water per year right which are adequate to meet operational requirements. An additional groundwater production well is planned for development in 2027, subject to permitting, which would increase the total number of production wells to five. Some ground water is hot and is pumped to two cooling ponds before distribution via tanks and piping to the required locations on site.

A major diversion channel constructed in 2024 along the eastern side of the mining infrastructure conveys non-contact runoff around the active mining and processing facilities and discharges south of the South Heap Leach Pad as part of the site's water management system.

18.6 QP Comments on Item 18 "Project Infrastructure"

The QP is of the opinion that the existing infrastructure at the FCM is adequate to support the Mineral Reserve mine plan. Minor modifications, replacements, and routine sustaining capital expenditures are anticipated throughout the mine life; however, no major infrastructure additions are required to execute the Mineral Reserve plan as presented in this Report.

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19 MARKET STUDIES AND CONTRACTS

19.1 Metal Prices

Mineral Resources and Mineral Reserves were estimated using the metal price assumptions provided by Integra. A gold price of US$2,650/oz was used for the Mineral Resource estimate, and a gold price of US$2,400/oz was used for Mineral Reserve pit optimization, mine design, and reserve estimation.

Gold prices for the base case economic evaluation were determined by applying an 8-10% discount to consensus gold prices provided by two leading independent brokerage firms in June 2026, reflecting a conservative interpretation of averaged published analyst expectations. The consensus forecast and selected base case gold prices used in the base case economic evaluation are summarized in Table 19-1.

Table 19-1: Consensus Gold Price Forecasts and Base Case Gold Price

Year	Consensus Gold Price (US$/oz)	Base Case Gold Price (US$/oz)
2026	4,800	4,344
2027	4,904	4,414
2028	4,633	4,169
2029	4,249	3,824
Long-Term (2030+)	3,894	3,600

Source: Average of analyst consensus forecasts provided by two leading independent brokage firms in June 2026.  The selected Mineral Resource and Mineral Reserve gold price assumptions are significantly below current consensus forecasts and market expectations. The Mineral Resource gold price assumption of US$2,650/oz reflects reasonable prospects for eventual economic extraction, while the Mineral Reserve gold price assumption of US$2,400/oz provides a conservative basis for pit optimization, mine design, and reserve estimation.

The QP reviewed the selected metal prices used in the base case economic evaluation and considers them reasonable in regard to current market conditions, published consensus commodity price forecasts, and metal price assumptions adopted in recent technical studies for comparable gold projects.

Based on the review undertaken, the QP considers the selected gold prices reasonable for the estimation of Mineral Resources and Mineral Reserves. The use of a higher gold price for Mineral Resources than for Mineral Reserves is consistent with industry practice and ensures that the Mineral Reserves remain a subset of the Mineral Resources.

19.2 Market Studies

The gold market is a mature global market with reputable refiners located throughout the world. Gold output from the FCM operation is in the form of doré containing approximately 55% gold and 45% silver on average (note that silver is not included in the Mineral Resource or Mineral Reserve estimates but is a historical by-product and mentioned here as doré is the product produced by FCM). Silver credits have been historically received from the refiner. The doré is shipped to the Asahi facility located in Salt Lake City. Transportation of the doré to the refinery is contracted by FCM to Brinks Global Services. Responsibility for the doré changes hands at the mine gate upon signed acceptance by the transport provider.

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FCM is expected to produce an annual average of 81,600 ounces of gold and 46,300 ounces of silver in the form of doré over the mine life.

To date, no penalty element charges have been incurred in the refining of the doré and none are currently expected to be incurred in the future.

The QP has reviewed the refining contract payment conditions and finds that the terms, rates, and charges are within industry norms and supports the assumptions presented in this Report.

19.3 Contracts

As of 31 December 2025, the main contracts involved with the mine were:

  Refining Asahi Refining USA Inc.

  MARC/JSS  Caterpillar Global Services LLC

  Fuel supply/Lubricants Hunt & Sons, Inc.

  Anti-scalant ChemTreat, Inc

  Tire supply GCR Tires & Service

  Explosive supply Southwest Energy, LLC

  Agglomeration aid supply Solenis, LLC

  Sodium cyanide supply Cyanco Company, LLC

  Lime supply Graymont Western US Inc.

  Dripline supply Netafim Irrigation Inc.

  Bullion Transport Brinks

  Lease on 3600 Shovel VFI Finance

  Caustic and Acid Supply Thatcher Chemical

Integra Resources and FCM have policies and procedures in place for the letting of contracts. These are awarded based on pricing, supplier competencies and their ability to address where applicable, Integra Resources and FCM's commitments with respect to local interests regarding business, employment, and other opportunities relating to the operation of FCM.

The QP is of the opinion that the contracts for FCM are competitive and are within industry norms.

19.4 Refining Terms and Conditions

Gold doré produced at the FCM is refined by a third-party refinery before being sold via US-based metal traders.

The refining terms used as the basis of the economic analysis in Section 22 are based on the average historic payment terms and refining costs provided by FCM, which are typical in the industry.

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Gold doré can be readily sold on many markets throughout the world, and the market price is ascertained on demand.  The Company sells based on current spot prices when the metal is available to sell. Title of the metal is transferred to the metal trader upon receipt of payment by FCM, and transfer of the metal to the metal trader's metal account.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

FCM has all permits in place to continue mine operations. Additional permits required for mine life extension are in progress to assure continuity of operation. FCM is currently working on the Phase IIIc leach pad expansion design and permit for construction, for a planned start in late 2026 and a second Phase VI expansion planned for mid-2027.

20.1 Environmental Studies

FCM is partially located on public lands administered by the BLM, which necessitates approval of the mine Plan of Operations (PoO). Any amendment of the PoO, requires an assessment and disclosure of potential environmental and limited social impacts as part of the BLM's obligations under the National Environmental Policy Act (NEPA).

The FCM Amended Plan of Operations #20 ("APO 20") Applied Soil Water Technologies, LLC. (ASW, 2013) proposed changes to the previously amended and approved PoO, referred to as APO 18. The proposed changes were analyzed under NEPA in the FCM South Expansion Project Environmental Assessment (EA) DOI-BLM-NV-W010-2013-0061-EA (FCM APO 20 EA) Bureau of Land Management (BLM, 2014). The FCM APO 20 EA included baseline data collection and impact assessment for a number of areas, including:

• Air quality

• Cultural resources

• Environmental justice

• Invasive, non-native species

• Migratory birds

• Native American religious concerns

• Water quality (surface water/groundwater)

• Economics and social values

• Historic trails

• Noise

• Paleontology

• Public access

• Rangeland management

• Soil

• Special status species

• Vegetation

• Visual resources

• Wildlife

The FCM APO 20 EA also included an assessment of cumulative impacts, which is a standard requirement by the BLM and NEPA. The final EA was offered for public comment from August 19 through September 19, 2014. Four comment letters were received and the FCM APO 20 EA was revised accordingly. Subsequently, a Finding of No Significant Impact (FONSI) and Decision Record were issued on November 26, 2014. Additional environmental protection measures and BLM recommended mitigation were outlined in the Decision Record for:

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• Migratory birds, special-status species, and wildlife

• Cultural and paleontological resources

• Air emissions

• Nighttime lighting

• Native American religious concerns

• Erosion and sediment control

• Petroleum products/hazardous materials/solid and liquid waste

• Spill prevention, control and countermeasures

• Growth media storage and stockpile management

• Site-wide monitoring

• Vegetation and non-native invasive species

• Public safety, access and signage, etc.

The FCM APO 20 EA included an impact assessment of Special Status Species. No federally listed endangered or threatened species or their critical habitats are known to occur within the biological resources assessment area. However, based on field surveys and an evaluation of habitat features, BLM sensitive species are present or have the potential to occur within or near the Project Area. Field surveys conducted by AMEC (2014) recorded two sensitive plant species and 21 sensitive animal species utilizing habitats within the Assessment Area, including 4 raptors, 2 migratory birds, 2 small mammals, and 13 bats.

The FCM APO 20 EA concluded that APO 20 would result in loss of habitat and individuals of two species of sensitive plants present in the area; the sand cholla and Lahontan beardtongue. In fact, the FCM APO 20 EA found that the implementation of APO 20 could extirpate the local population of Lahontan beardtongue (Penstemon palmeri var. macranthus), which may be at risk from hybridization with the Palmer penstemon (Penstemon palmeri var. palmeri) seeded on areas reclaimed after past mining activities at FCM. As such, the BLM recommended mitigation measures be implemented to protect this species.

Mitigation for the sensitive plant species was performed in 2015 and consisted of relocating populations.

20.2 Environmental Management Planning

Major management plans for FCM are described in the following sub-sections. In addition, FCM holds a number of permits which also have various environmental management requirements.

20.2.1 WPCP Management Plans

Environmental management plans are required under the State of Nevada Water Pollution Control regulations at NAC 445A.398 as part of a site's Water Pollution Control Permit (WPCP). The FCM WPCP was last renewed in March 2023. The July 2021 renewal application included an Operating Plan in Appendix F, which includes the following sections:

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• Section 2 - Fluid Management Plan (as required by NAC 445A.398.2)

• Section 3 - Monitoring Plan (as required by NAC 445A.398.3)

• Section 4 - Sampling

• Section 5 - Emergency Response Plan (as required by NAC 445A.398.4)

• Section 6 - Temporary Closure Plan (as required by NAC 445A.398.5)

• Section 7 - Tentative Permanent Closure Plan (as required by NAC 445A.398.6)

A Seasonal Closure Plan was not included in the WPCP application, as per NAC 445A.399, because there are less than 30 consecutive days when the average daily temperature is below freezing at FCM. FCM is currently working on renewing the WPCP Management Plan. The renewal application was submitted on June 15, 2026, and is awaiting agency acceptance.

20.2.2 Waste Rock Management

The WPCP sampling and reporting requirements include quarterly sampling of waste rock with static testing requirements, followed by kinetic testing depending on results received. The APO 20 also describes special waste rock management practices for unoxidized sulfide rock. Geochemical evaluations have shown that that waste rock material generated at FCM to date generally has an overall net acid-neutralizing potential. However, a small portion of the waste rock to be produced (0.2%) is unoxidized sulfide rock. Waste rock management practices described in the following paragraphs, are included in APO 20 (ASW 2013).  Ongoing monitoring to-date has confirmed that sulfide rock proportions are in line with the assumptions in WPCP.

Following blasting and as part of ore/waste control measures, sulfide rock types exposed are segregated in blocks and removed separately from the oxide ore or left in place. Sulfide waste has historically been segregated from oxide (non-reactive) waste. Non-oxide (unoxidized sulfide) waste rock has been placed primarily within the North Waste Rock Storage Facility and, more recently, within designated portions of the South Waste Rock Storage Facility in accordance with permitted waste rock management practices. The non-oxide cells within the waste rock storage facilities are designed to isolate potentially reactive waste rock from water, air, and the plant root zone, and to prevent unrestricted infiltration of surface water through potentially reactive waste. The cells are also positioned on topographic highs between existing drainage channels and drainage diversions to minimize accumulation of subsurface water within the cell.

Sulfide material cells are constructed by end-dumping sulfide material between 50-foot lifts of oxide material. Following the placement of a 50-foot lift of oxide material, growth medium is applied to the regraded waste rock storage facility surface to a minimum thickness of 1-foot to provide a suitable rooting medium for the reclaimed waste rock storage facility. Overall, waste rock storage facility surfaces are graded to a minimum slope of 3 percent away from the reclaimed crest towards the existing ground surface to promote runoff of direct precipitation. Diversion channels prevent run-on of storm water from the adjacent ground surface.

FCM continues to operate within the current accepted Waste Rock Management Plan (WRMP). However, a new plan is being developed and expect to be submitted mid-2027.

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20.2.3 Nitrate Plume

In 2000, groundwater monitoring discovered a nitrate plume beneath the North HLP. Over the last 26 years, ongoing mitigation has been performed. This mitigation includes:

1. Discontinuation of ore processing on the North HLP.

2. Continued pumping of the nitrate-impacted groundwater.

3. Continued monitoring and investigations.

Since 2013, the highest-measured nitrate concentration within the impacted area has gone from 170 mg/L to 90 mg/L. Additionally, the impacted area of the plume is decreasing, as nitrate levels in ground water monitoring wells distal to the plume source have returned to below 10 mg/L. This demonstrates that the mitigation measures are, over time, shrinking the size of the plume. Mitigation measures are limited by the wellfield pumping rate (14 gpm), therefore, a longer time is needed to pump full pore volume of the affected area. FCM is continuing to evaluate various pumping strategies for long-term groundwater management and closure planning. To further define the extent of the groundwater plume and assess the effectiveness of mitigation measures, FCM, in coordination with the Nevada Bureau of Mining Regulation and Reclamation (BMRR), plans to install two additional monitoring/extraction wells in late 2026.

20.3 Required Permits and Status of Permitting

A summary of the FCM permits is included in Table 20-1. In some cases, the FCM permits overlap with those for the StdM, as indicated. Permit status is discussed in the following sub-sections.

Table 20-1: Current Permits for Florida Canyon

Regulatory Agency	Permit Name/Description	Status	Company	Number
Federal Permits
BLM	Approved Plan of Operations Amendment APO 20	Approved Dec. 11, 2014	FCM	APO 20 / BLM Case File Number N64628
BLM	FCM APO 20 EA and FONSI	Approved November 2014	FCM	DOI-BLM-NV- W010-2013-0061- EA
USGS	Production Report	Voluntary Survey	FCM	--
USACE	Clean Water Act 404 Permit	Updating permit	FCM	SPK-1993-00562, SPK-1994-00672, SPK-1996-25191, SPK-1997-25143, SPK-1998-25164, SPK-2001-25091, SPK-2002-25128
U.S. EPA	Hazardous Waste	Conditionally Exempt Small Generator	FCM/ SGMI	NV0000441535
FCC	Radio Station Authorization	Expires 1/16/2026	FCM	Registration No. 0014282289

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Regulatory Agency	Permit Name/Description	Status	Company	Number
U.S. DOJ/BATF	Federal Explosives License/Permit	Permit held by Southwest Energy	Southwest Energy (Contractor)	9-NV-013-20-7L- 00248
State
NDEP-BMRR	Water Pollution Control Permit	Expires August 12, 2026	FCM	NEV0086001
NDEP-BMRR (Reclamation Branch)	NAC 519A Reclamation Permit APO-20	Effective January 19, 2024	FCM	#0126
NDEP-BAPC	Class I Air Operating Permit	Issued March 8, 2021	FCM	AP 1041-2968
NDEP-BAPC	Class II Air Quality Operating Permit	Issued November 16, 2019	SGMI, FCM	AP 1041-0106.05
NDEP-BAQP	Mercury Operating Permit to Construct: Phase 2	Issued January 22, 2020	FCM	AP 1041-2256
NDEP-BWPC	Mining Stormwater General Permit	Annual renewal due June 35, 2026	FCM	MSW-176
NDEP-BWPC	Mining Stormwater General Permit	Annual renewal due June 25, 2026	SGMI	MSW-175
NDEP-BWPC	Stormwater Pollution Prevention Plan (SWPPP)	Updating permit to reflect leach pad expansion and new storm water channel.	FCM	--
BSDW	Permit to Operate a Public Water System	Annual renewal due October 31, 2026	FCM	PE-0884-TPOU2
BSDW	Permit to Operate a Public Water System	Annual renewal due October 31, 2026	FCM	PE-0884-NTNC
NDOW	Industrial Artificial Pond Permit -SGM	Expires December 31, 2027	SGMI	40942
NDOW	Industrial Artificial Pond Permit -FCM	Expires December 31, 2027	FCM	40943
NDOW	Industrial Artificial Pond Permit -FCM SHLP	Expires December 31, 2026	FCM-SHLP	40944
NDWR	Florida Canyon Expansion Pond (Application for Approval of the Plans and Specifications for the construction reconstruction or alteration of a Dam)	Issued. Permit fees paid annually	FCM	J-501

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Regulatory Agency	Permit Name/Description	Status	Company	Number
NDWR	Florida Canyon Utility Pond (Application for Approval of the Plans and Specifications for the Construction, Reconstruction or Alternation of a Dam)	Issued. Permit fees paid annually	FCM	J-468
NDWR	Multiple Pond Locations (Application for Approval of the Plans and Specifications for the Construction, Reconstruction or Alternation of a Dam)	Issued. Permit fees paid annually	FCM, SGMI	J-458
NDWR	South Process Ponds (Application for Approval of the Plans and Specifications for the Construction, Reconstruction or Alternation of a Dam)	Issued. Permit fees paid annually	FCM	J-727
Nevada Board for the Regulation of Liquified Petroleum Gas	Liquefied Petroleum Gas Storage	Issued. Permit fees paid annually	FCM	5-5450-01 & 5- 5450-02
TRI	Toxic Release Inventory State	Annual reporting due July 1, 2026	FCM/SGMI	N/A
NSFM	Nevada State Fire Marshal Hazardous Materials Permit	Expires February 28, 2026	FCM	14001
NDEP	Class III Waivered Landfill	Expires January 13, 2026	FCM	SW342a
NDEP-BWPC	On-site Sewage Disposal System - General Septic	Annual renewal due June 30, 2026	FCM	GNEVOSDS09 L0095
Pershing County	Nevada Business License - Florida Canyon Mining, Inc.	Expires February 28, 2026	FCM	NV19991176060
Pershing County	County of Pershing Business License	Expires June 30, 2026	FCM	License No. 007113

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All necessary permits are in place for current and future operations (defined as the permission to extract the reported MRE).  FCM also has water rights and appropriations, as well as monitor well waivers issued by the Nevada Division of Water Resources (NDWR) for 25 production and monitoring wells at both mines. Water rights are discussed in Section 20.3.2.5.

20.3.1 State Permitting

The State of Nevada requires a number of operational mining permits regardless of the land status of the project. The following are the principal state permits required for mining, regardless of land ownership.

20.3.1.1 Water Pollution Control Permit - NDEP-BMRR

FCM is currently permitted under WPCP NEV0086001 which is valid until August 12, 2026. FCM is working on renewal updates to be submitted by H2, 2026. The renewal application has been submitted on June 15, 2026, and we are waiting for agency acceptance

20.3.1.2 Reclamation Plan - NDEP-BMRR

FCM is currently permitted for reclamation under the state Reclamation Permit #0126, and by the BLM under approval of APO 20 and the FCM APO 20 EA.  This permit includes financial surety to ensure that reclamation will be completed.

20.3.1.3 Air Quality Operating Permit - NDEP-BAPC

Air quality permits are issued by the Bureau of Air Pollution Control (BAPC). While permitted separately in other regards, the Class II Air Quality Operating Permit covers both the FCM and StdM. FCM is covered under Class II permit AP1041-0106.05 and Mercury Operating Permit to Construct: Phase 2 (AP 1041-2256). In addition, a new Class I Air Quality Operating Permit APl041-2968 was issued on March, 8, 2021. This permit is in regards to the process plants thermal units, and is managed in conjunction with the Mercury Operating Permit to Construct.

20.3.1.4 Water Appropriations - NDWR

The NDWR is responsible for quantifying existing water rights; monitoring water use; distributing water in accordance with court decrees; reviewing water availability; and, reviewing the construction and operation of dams (among other regulatory activities).

FCM owns 2,415.22 acre-feet (ac-ft) of permitted and certificated underground water rights for FCM (see Table 20-2); this volume is an annual extraction amount. FCM's water rights are managed and maintained by TEC Civil Engineering Consultants and are currently in good-standing with the NDWR. An inventory of water rights for FCM and StdM is provided in Table 20-2.

Table 20-2: FCM Water Rights

Permit	Cert. No.	Well ID	Div. Rate (cfs) (1)	Duty (AFA) (2)	Remarks
48997	13237	PW-2	2.170	321.35	Perfected - no further action
57096	21760				Perfected - no further action
61203	21652				Perfected - no further action

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Permit	Cert. No.	Well ID	Div. Rate (cfs) (1)	Duty (AFA) (2)	Remarks
87181	22764				Perfected - no further action
87182	22765				Perfected - no further action
61707	22860	PW-5	0.100	72.395	Perfected - no further action
61643		PW-6	1.080	780.98	Filed 21 Extensions of Time[3]
61644		PW-7	1.100	796.37	Filed 21 Extensions of Time[3]
76621	21653	WS-1	1.610	527.67	Perfected - no further action
84125					Filed 31 Extensions of Time[3]
91616		WS-1	0.590	89.22	Proofs of Completion Filed
91617					Proofs of Completion Filed
50061	13953	Trailer 1	0.045	3.13	Possible Forfeiture for Non-Use[4]
50248	14448	Trailer 2	0.190	4.32	Possible Forfeiture for Non-Use[4]
79819-E		MW-16D	0.020	20.50	No Further Action Required
		MW-I	0.030		No Further Action Required
79820-E		MW-16	0.010		No Further Action Required
		MW-16B	0.020		No Further Action Required
		MW-GA	0.030		No Further Action Required
		MW-K	0.030		No Further Action Required
		MW-M	0.020		No Further Action Required
		MW-N	0.020		No Further Action Required
		MW-O	0.030		No Further Action Required
80098-E		MW-V	0.010		No Further Action Required
82357-E		MW-29	0.300		No Further Action Required
82358-E		MW-31	0.150		No Further Action Required
87426-E		MW-KA	0.020		No Further Action Required
89711-E		MW-P	0.032		No Further Action Required
90261-E		MW-C	0.032		No Further Action Required
93152		MW-36	0.028	20.00	POC Filed 8/13/2024
1054	27	Humboldt Spring	0.025	18.10	Perfected - no further action
94169T		PW-1 (new)	0.207	150	Temporary Permit Expires 4/3/2026
94905T		PW-1 (new)	0.346	250	New temporary filed to replace 94169T
94906		PW-1 (new)	0.346	250	Permanent Application for PW-1 Well
94933T		PW-9	0.610	200	Temporary Application for PW-9 Well

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Permit	Cert. No.	Well ID	Div. Rate (cfs) (1)	Duty (AFA) (2)	Remarks
94934		PW-9	0.610	200	Permanent Application for PW-9 Well

1. Div. Rate (cfs) represents Diversion Rate (cubic feet per second).

2. Total combined duty (Acre-Feet Annually) under all Permits not to exceed 2,415.22 Ac. Ft. annually.

3. Total number of Extensions represents the number filed since the original permit was issued.

4. The water under Permit 50248 is subject to forfeiture for 5 consecutive years of non-use.

20.3.2 Local Permitting

A Special Use Permit is generally required by the county; usually a copy of the PoO is sufficient information for the county to review and issue this permit. In some cases, building permits are required.

20.3.3 Future Permit Amendments

No NEPA-level Plan of Operations Amendments are currently under consideration because the current approved PoO amendment covers all pit, waste dump, and pad expansions required for the LOM plan discussed in this Report.

20.3.3.1 Water Pollution Control Permit

Water Pollution Control Permit NEV86001 has been modified to include Phases I, Phase II and III of the South Heap Leach Pad. FCM is currently working to expand the Phase III portion of the pad with a 54-acre extension called Phase IIIc. The minor modification for the Phase IIIc expansion with be end of the second quarter 2026.

20.3.3.2 Air Quality Permit

The Class II Air Quality permit currently limits crusher throughput to 1,600 tons per hour and 14-M tons per year. In the event that FCM would consider increasing crusher throughput, this permit would need to be modified. The remaining permits activities would be limited to scheduled renewals and updates of older permits. No material permitting issues are anticipated.

20.3.3.3 Radio Tower

FCM's proposed expansion of the Radio Tower pit is likely to result in the removal of the hill on which two radio towers and one access road are located; thus, necessitating the removal and/or relocation of those facilities. Notwithstanding the legal and financial costs of such an action, FCM will need to address the permitting consideration of this action. Typically, communication sites on federal public lands are granted under simple rights-of-way (ROW), which should be eclipsed by the underlying mineral rights, and is typically not a high-risk issue. There are three ROW grant authorizations associated with the Radio Tower pit, which include the following serial numbers:

• NVN-005656

• NVN-006407

• NVN-022262

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Agreements for the relinquishment of the ROWs should be investigated more closely with FCM.

FCM is currently in the process of obtaining all necessary regulatory agency approvals and coordinating the removal and replacement of the Radio Tower site with the appropriate stakeholders. Stakeholders have agreed to a proposed new location.

20.4 Social and Community Requirements

FCM does not have any written agreements in the communities that surround the operation; however, they are active in the communities through regular attendance at local meetings, contributing to infrastructure improvements, donating financially to events and fundraisers, and promoting employee volunteer opportunities.

Employees for the operating work force of FCM generally come from Winnemucca or Lovelock, Nevada. The FCM APO 20 EA determined that the mine would result in a temporary positive effect on mine-related employment and income in terms of labor income and secondary employment. It was also concluded that net mineral proceeds, property and sales and use taxes would also increase during the life of the assessed action.

20.5 Mine Closure

20.5.1 Regulatory Requirements

FCM has a closure plan submitted to agencies per requirements for closure described in detail in the Water Pollution Control regulations (NAC 445A) in Nevada. Agency-approved closure plans for FCM reside in WPCP #NEV0086001 and a final permanent closure plan was submitted for the FCM HLP.

Relevant documents are the following:

• Water Pollution Control Permit #NEV0086001 Major Modification Florida Canyon Mine South Area Expansion, Section 7 - Tentative Permanent Closure Plan

• Final Plan for Permanent Closure - North Heap leach Pad Update (Haley Aldrich, 2023)

In addition, FCM is permitted under Reclamation Permit #0126. Under this reclamation permit, FCM is limited to 3099.6 acres of surface disturbance. Both the BLM's 43 CFR § 3809 and State of Nevada's mine reclamation regulations (NAC 519A) require closure and reclamation for mineral projects. Closure of process facilities is also regulated with the WPCP and the NAC 445A. The reclamation procedures currently used at the mine incorporate the following basic components, as described in APO 20 (ASW 2013):

• Establishment of stable topographic surface and drainage conditions that would be compatible with the surrounding landscape and serve to control erosion.

• Establishment of soil conditions conducive to establishment of a stable plant community through stripping, stockpiling, and application of a suitable growth media.

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• Revegetation of disturbed areas to establish a long-term, productive biotic community compatible with proposed post-mining land uses.

• Reduction or elimination of potential environmental impacts.

• Protection of public safety through stabilization, removal, and/or fencing of structures or landforms that could constitute a public hazard.

• Consideration of the long-term visual character of reclaimed areas.

Aside from concurrent reclamation, described below, it is proposed that reclamation activities will be performed in 2 separate timeframes, initial reclamation activities following the cessation of mining and reclamation activities following the proposed post-closure monitoring period.

Factors that could result in changes to the Mine include but are not limited to:

• Delineation drilling of the deposits continues in an effort to better define the precise limits of the ore body. Depending upon this work, the ultimate pit limits could shift.

• The quantity of overburden that can be economically removed to reach the reserves tends to change with time as costs and mining technology change.

• Gold price fluctuations affect economic pit limits.

20.5.2 Reclamation Bonding and Closure Cost Estimates

Pursuant to state and federal regulation, any operator who conducts mining operations under an approved PoO or reclamation permit must furnish a bond in an amount sufficient for stabilizing and reclaiming all areas disturbed by the operations. Conceptual reclamation and closure methods were used by FCM to evaluate the various components of the project to estimate the reclamation costs. Version 1.4.1 of the Nevada Standardized Reclamation Cost Estimator (SRCE) was used by FCM to prepare the FCM reclamation bond cost estimate as part of the Reclamation Permit application. The SRCE uses first principles methods to estimate quantities, productivities, and work hours required for various closure tasks based on inputs from the user.

The physical layout, geometry, and dimensions of the proposed project components were based on the current understanding of the site plan and facilities layout. These included current designs for the main project components including the well field infrastructure, and process plant components. This current estimate includes the cost for the SHLP Phase III expansion, CIC installation and closure diversion channel. Equipment and labor costs were conservatively estimated using state and BLM-approved costs for the 2025 calendar year. The regulatory-required, third-party conducted, reclamation bond cost estimate for FCM (as calculated for the 20231016-FCM-BLM BMRR SRCE-SHLP P3 (1).xlsm submittal) was approximately US$61.1M (SRCE). Consistent with regulations, the bonding requirements have been estimated assuming third party contractor labor costs.

The first-party (FCM-conducted) closure cost estimate, provided by FCM and used in the economic model that supports the Mineral Reserves, is US$40.2M (Dusenbury, 2025), and considers the reduced labor and equipment rates of self-implementation over state/federal rates used for bonding, and has taken credit for partial, concurrent cash bond releases during the first few years of reclamation when the majority of the earthworks are customarily completed.  This reclamation cost model was reviewed by the QP and approved.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

20.5.3 Existing Bonding at FCM and Standard Mine

FCM and StdM have a total of $81.6 M bonded with the NDEP and BLM. The bonding is posted with a trust fund (for long-term management of groundwater fluids associated with the leach pad, the Florida Canyon Long Term Trust Fund) and reclamation surety bonds for short-term closure and reclamation of the disturbance associated with mining operations.  The site currently has $60.6M in surety bonds, $4.1M held in trust with the BLM (Florida Canyon Long Term Trust Fund), and $16.9M in carry-over bonds from a bankrupt prior owner. The Company has posted $11.4 M in restricted cash collateral under its surety bond agreements. The economic analysis assumes that these funds are returned to the Company once reclamation has been completed.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

21 CAPITAL AND OPERATING COSTS

The mine capital and operating costs reported here have been estimated by FCM as part of the 2026 budgeting and LOM planning process and were reviewed by the QP. The estimates are considered appropriate for the level of study supporting the Mineral Reserve estimate.

The cost estimates were developed using a combination of historical operating costs incurred at FCM, current vendor pricing, contractor quotations, budgetary estimates, and projected operating and sustaining capital requirements over the remaining mine life.

All costs presented in this section are expressed in constant Q1-2026 United States dollars (US$) with no allowance for inflation or escalation unless otherwise stated.

21.1 Capital Costs

Capital costs were estimated based on existing contracts, vendor quotations, equipment pricing, recent construction and installation costs, and internal estimates prepared by FCM personnel based on current operating experience.

Sustaining and growth capital requirements include expenditures associated with mine development, heap leach pad expansions, mining fleet replacements and leases, process facility upgrades, infrastructure improvements, development drilling, reclamation activities, and other capital items required to support ongoing mining and processing operations throughout LOM.

Capitalized stripping is included as a sustaining capital component associated with the staged development of the open pits. Lease payments reflect mining equipment financing and leasing arrangements. Reclamation costs include progressive and final closure obligations. Salvage value credits and release of cash collateral are incorporated in the final years of the mine plan.

Total life-of-mine capital expenditures are estimated at approximately $379.7 million, net of salvage value and release of cash collateral. A summary of the LOM capital costs is presented in Table 21-1.

Principal capital cost items include:

  Heap leach pad expansions and associated solution management infrastructure.
  Crushing circuit and process facility sustaining capital and upgrades.
  Mining fleet lease payments, equipment rebuilds, replacements, and residual purchase costs.
  Progressive and final reclamation and closure expenditures.
  Infrastructure upgrades, maintenance facilities, electrical systems, water management infrastructure, and other site support facilities.
  Miscellaneous sustaining capital items associated with ongoing mining and processing operations.
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Florida Canyon Gold Mine	NI 43-101 Technical Report

Table 21-1: Summary of Life-of-Mine Capital Costs

Capital Cost Category	Yr 2026 to Yr 2035	Yr 2036 to Yr 2038	Combined LOM
Sustaining Capital Costs
Sustaining Capital (see table below for details)	$130.2	$0.0	$130.2
Capitalized Stripping	$86.5	$0.0	$86.5
Development Drilling	$7.9	$0.0	$7.9
Lease Payments (Financing) - Sustaining	$42.8	$0.0	$42.8
Total Sustaining Capital & Stripping	$267.4	$0.0	$267.4
Other Capital
Lease Payments (Financing) - Growth	$8.6	$0.0	$8.6
Growth Capital	$91.8	$0.0	$91.8
Residual Value	($16.9)	$0.0	($16.9)
Reclamation	$19.9	$20.3	$40.2
Cash collateral return	$0.0	($11.4)	($11.4)
Total Other Capital	$103.4	$8.9	$112.3
TOTAL SUSTAINING CAPITAL & OTHER CAPITAL	$370.8	$8.9	$379.7

LOM sustaining capital and capitalized stripping amount to US$267.4M and include US$86.5M in capitalized stripping, US$7.9M in development drilling, US$42.8M in lease payments for the fleet of 785 haul trucks purchased in 2025 and early 2026, and a total of US$130.2M in other sustaining capital, summarized in the table below, and mostly comprised of fleet planned component replacements, heap leach pad expansion and crusher parts. A breakdown of sustaining capital expenditures is provided in Table 21-2.

Table 21-2: Breakdown of Life-of-Mine Sustaining Capital Costs

Other Sustaining Expenditures (US$M)	LOM
Mine Operations	$75.5
Mine Maintenance	$0.0
Engineering	$2.0
Crusher	$7.9
Site Maintenance	$1.3
Process & Heap Leach Pad	$36.6
Environmental	$5.6
Safety	$0.1
Admin	$0.0
IT/Software	$1.2
Total Sustaining Capital	$130.2

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Florida Canyon Gold Mine	NI 43-101 Technical Report

LOM growth capital amounts to US$100.4M, and is mostly comprised of new 785 haul trucks (replacing the aging 777 haul trucks fleet). Heap leach pad expansions are planned within the existing mine plan. The heap leach pad expansion will take place over four total phases, with two phases completed between 2026 and 2028 and two phases completed in 2030 and 2031.

A summary of growth capital expenditures is presented in Table 21-3.

Table 21-3: Breakdown of Life-of-Mine Growth Capital Costs

Growth Capital (US$M)	LOM
Lease Payments (Financing)	$8.6
New Fleet (Haul trucks & Loaders)	$36.8
Heap leach Pad Expansion	$55.0
Total Growth Capital	$100.4

A summary of capital costs by category and year is presented in Table 21-4.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

Table 21-4: Capital Costs Summary

Description	Unit	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	Total
Capital (Sustaining))	$M	21.4	29.2	13.8	6.9	24.0	29.0	5.9	-	-	-	-	-	-	130.2
Capitalized Stripping (Sustaining)	$M	25.3	11.5	1.1	19.7	8.5	14.6	5.8	-	-	-	-	-	-	86.5
Development Drilling (Sustaining)	$M	6.7	1.2	-	-	-	-	-	-	-	-	-	-	-	7.9
Lease Payments (Sustaining)	$M	12.3	7.9	7.4	5.8	6.4	2.8	0.2							42.8
Lease Payments (Growth)	$M	1.8	2.0	2.0	1.1	1.0	0.7		-	-	-	-	-	-	8.6
Capital (Growth)	$M	11.0	28.0	36.9	15.8	-	-	-	-	-	-	-	-	-	91.8
Reclamation	$M	-	3.9	3.9	3.9	0.1	0.6	0.3	0.2	0.2	7.0	3.1	2.5	14.6	40.2
Release of Cash Collateral	$M	-	-	-	-	-	-	-	-	-	-	-	-	(11.4)	(11.4)
Salvage Value	$M	-	-	-	(5.1)	-	-	-	-	-	(11.8)	-	-	-	(16.9)
Total Capital Expenditures	$M	78.6	83.7	64.9	48.1	40.1	47.7	12.1	0.2	0.2	(4.8)	3.1	2.5	3.3	379.7

Notes: Numbers have been rounded and may not sum.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

21.2 Operating Costs

Operating costs were estimated using detailed annual budgeting and LOM planning completed by FCM. The operating cost estimates were developed based on historical operating performance, contractor pricing, current consumables and reagent pricing, labor requirements, equipment productivity assumptions, maintenance forecasts, and the projected mining and processing schedule.

Mining costs were estimated based on conventional open pit truck-and-loader mining methods currently employed at FCM, including drilling, blasting, loading, hauling, road maintenance, mine support, and capitalized stripping activities. Processing costs include crushing, conveying, heap leaching, carbon adsorption, refining, reagent consumption, power, maintenance, and labor associated with ore processing operations. General and administrative (G&A) costs include site administration, technical services, environmental compliance, safety, security, permitting, and other site overhead costs. A summary of the LOM operating costs is presented in Table 21-5.

A summary of the estimated LOM operating costs is shown in Table 21-6, while estimated unit operating costs are summarized in Table 21-7 are based on a total LOM ore placement of approximately 128.9 million tons of ore processed to the heap leach pad.

The average site operating cost for the mine operating years and LOM are estimated at approximately US$8.86 per ton processed and US$9.12 per ton processed, respectively. Site operating costs include mining, crushing, processing, and G&A costs.

The average total operating cost for the mine operating years and LOM are estimated at approximately US$10.16 per ton processed and US$10.48 per ton processed, respectively. Total operating costs include site costs (mining, crushing, processing, G&A), refining, and royalties.

Table 21-5: Summary of Life-of-Mine Operating Costs

Description	Life-of-Mine		Mine Operating Years 2026 to 2033
	($M)	($/ton processed)	($M)	($/ton processed)
Mining	642.8	4.99	642.8	4.99
Crushing and Conveying	144.5	1.12	144.5	1.12
Processing	230.0	1.78	210.1	1.63
G&A	158.4	1.23	144.9	1.12
Site Operating Costs	$1,175.7	$9.12	$1,142.3	$8.86
Royalties & Excise Tax	168.6	1.31	162.0	1.26
Finishing and Desorption	6.1	0.05	5.3	0.04
Total Operating Costs	$1,350.4	$10.48	$1,309.6	$10.16

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Florida Canyon Gold Mine	NI 43-101 Technical Report

Table 21-6: Operating Cost Summary (LOM)

Description		Life-of-Mine ($M)
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035+	Total
Mining	81.8	90.7	100.7	80.1	88.8	72.5	72.1	56.2	-	-	642.8
Crushing and Conveying	25.0	17.8	17.6	17.6	17.7	17.7	17.7	13.3	-	-	144.5
Processing	29.7	25.0	27.8	23.3	26.3	26.9	27.3	23.8	12.9	7.0	230.0
G&A	18.3	18.6	18.3	18.3	18.3	18.3	18.3	16.5	9.9	3.6	158.4
Royalties & Excise Tax	19.6	23.5	22.3	20.6	19.3	19.4	19.2	18.0	5.0	1.6	168.6
Finishing and Desorption	0.8	0.7	0.7	0.6	0.6	0.6	0.6	0.6	0.5	0.3	6.1
Total Operating Costs	175.2	176.3	187.4	160.5	171.1	155.4	155.3	128.4	28.2	12.5	1,350.4

1. Mining costs exclude capitalized stripping.

2. Numbers have been rounded and may not sum.

Table 21-7: Unit Operating Cost Summary (Mine Operating Years)

Description		Mine Operating Years ($M)
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035+	Total
Mining	4.24	6.19	5.59	6.26	5.45	4.28	4.11	4.19	-	-	4.99
Crushing and Conveying	1.29	1.21	0.98	1.38	1.09	1.05	1.01	0.99	-	-	1.12
Processing	1.54	1.71	1.55	1.82	1.62	1.59	1.56	1.77	-	-	1.63
G&A	0.95	1.27	1.02	1.43	1.12	1.08	1.04	1.23	-	-	1.12
Site Operating Costs	$8.02	$10.38	$9.13	$10.89	$9.28	$8.00	$7.72	$8.19			$8.86
Royalties & Excise Tax	1.02	1.60	1.24	1.61	1.19	1.15	1.10	1.34	-	-	1.26
Finishing and Desorption	0.04	0.04	0.04	0.05	0.04	0.04	0.04	0.05	-	-	0.04
Total Operating Costs	$9.08	$12.01	$10.42	$12.55	$10.51	$9.19	$8.86	$9.57	-	-	10.16

1. Mining costs exclude capitalized stripping.

2. Numbers have been rounded and may not sum.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

21.3 QP Comments on Section 21 "Capital and Operating Costs"

The QP considers that the capital and operating costs developed upon the mine plan presented within this Report are adequate and correctly represent the LOM costs expected to be incurred by FCM.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

22 ECONOMIC ANALYSIS

22.1 Methodology

A pre-tax and after-tax economic analysis was completed using a discounted cash flow model with a 5% discount rate. The analysis reflects the current operating mine and incorporates updated production schedules, operating costs, capital costs, and revenue assumptions consistent with ongoing and planned operations. The discounted cash flow model was used to estimate annual cash flows, economic performance indicators, and project sensitivities.

22.2 Financial Model Parameters

22.2.1 Mineral Resource, Mineral Reserve, and Mine Life

The mine plan is based on the estimated Mineral Reserves for the FCM operation. No inferred Mineral Resources were included in the material scheduled for processing. Figure 22-1 shows the production profile and Figure 22-2 shows the recoverable gold ounce placement profile.

Mineral Resource estimates were provided in Section 14, Mineral Reserve estimates in Section 15 and the mine plan, including the forecast mine life, outlined in Section 16.

Figure 22-1: LOM Production Profile

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Florida Canyon Gold Mine	NI 43-101 Technical Report

Figure 22-2: LOM Recoverable Gold Ounces Placement

22.2.2 Metallurgical Recoveries

Metallurgical recoveries were applied in the economic model based on the metallurgical testwork results and historical operational performance described in Section 13.

Gold recovery assumptions were applied by deposit area and processing method, with separate recovery factors assigned for crushed and ROM ore. The recovery assumptions used in the economic model include 58.0% for Radio Tower crushed ore, 45.0% for Radio Tower ROM ore, 66.7% for crushed ore from the Central, Jasperoid, and North areas, and 43.0% for ROM ore from the Central, Jasperoid, and North areas.

22.2.3 Metal Prices

Metal prices used in the economic model consists of US$4,344/oz (2026), US$4,414/oz (2027), US$4,169/oz (2028), US$3,824/oz (2029), and US$3,600/oz long-term (2030+). Prices were estimated by applying an 8% to 10% discount to the street pricing consensus (as of June 2026).

For more detail refer to Section 19.

22.2.4 Capital Costs

The capital costs over the LOM for FCM are estimated at US$379.7 million. This estimate includes growth capital, sustaining capital, and reclamation and closure costs. A summary of the capital cost estimates is provided in Section 21.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

22.2.5  Operating Costs

The total operating costs for the mine operating years are estimated at US$1,309.6 million, equivalent to an average operating cost of US$10.16/t processed. A summary of the operating cost estimate is provided in Section 21.

22.2.6 Freight, Smelting and Refining

Assumed terms for smelting and refining of the gold and silver product are discussed in Section 19.

Rates are based on the average historical payment terms and refining costs provided by FCM, which are typical of charges in the industry.

22.2.7 Royalties

The royalties applicable to the FCM include a 2.5% NSR royalty held by the Top Hat Partnership and a 3.0% NSR royalty held by Triple Flag. Additional details are provided in Section 4.2.

22.2.8 Taxes

The QPs have not independently reviewed the taxation information.  The QPs have fully relied upon, and disclaim responsibility for, taxation information derived from experts retained by Integra as contained in the document prepared by Mining Tax Plan LLC (MTP, 2026).

Mining Tax Plan LLC specializes in U.S. federal and state income taxation including foreign income taxation of precious metal, non-metallic ores, coal and quarry mining companies.  We have extensive experience with extractive and natural resource industries and have provided consulting services to clients in such areas as mergers and acquisitions, corporate distributions, restructuring and foreign investment.  In addition, we specialize in state mineral property and severance taxes in Alaska, Arizona, California, Colorado, Idaho, Montana, Nevada and Utah.

Mining Tax Plan LLC has prepared the U.S federal and state income tax computation based on the Internal Revenue Code of 1986, as amended the relevant state and local statutes, and the regulations thereunder as currently in effect. Any subsequent changes or modifications to U.S. federal, state and local tax statutes, regulations or to the judicial and administrative interpretations thereof may impact the tax computations after the date of this report. We have not audited or verified any of the economic or operating assumptions of the Technical Report and LOM plan but have made inquiries to properly classify revenue, expenses and capital expenditures consistent with federal and state income tax statutes, regulations and case law.

The following is a summary of tax elections incorporated into this tax computation:

  FCM's mineral interest is a single property under Section 614 and as of December of 2025 has fully depleted its tax basis in mineral rights.
  All tax elections will be made in order to maximize the net present value of the mine on an annual basis to the extent allowed.
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Florida Canyon Gold Mine	NI 43-101 Technical Report
  FCM will elect to deduct exploration costs under Section 617(a) and deduct mine development under Section 616(a) subject to the corporate preference adjustment under Section 291(b)(2) to the extent incurred.
  FCM will not elect out of federal Section 168(k) bonus depreciation.
  FCM will not sell its production outside of the U.S. and is therefore not eligible for the Section 250 FDII Deduction.
  Net operating losses and other tax attributes as of December 31, 2025 of FCM that will be utilized in this forecast are subject to prior Section 382 limitations.
  No Section 382 ownership changes are expected to occur after the year ended December 31, 2025 which could limit the availability of tax attributes during the construction and/or subsequent years when the mine is in operation.
  The Nevada Gold and Silver Excise tax liability has been computed in accordance with the Nevada Revised Statue 363D and the administrative code thereunder.  The tax applies on gross revenue in excess of $20 million but not more than $150 million, at a rate of 0.75% with an annual exemption on the first $20 million in sales and thereafter sales are taxed at a rate of 1.10%.
  The Nevada Net Proceeds of Minerals tax liability has been computed in accordance with Nevada Revised Statute 362 and the administrative code thereunder.  The tax rate applied is 5.0% based on the annual profitability of the mine.

22.2.9 Closure Costs

An allowance of US$40.2M was made for reclamation and closure costs (see Section 20.5), based on estimates developed internally.

The reclamation is scheduled to occur annually throughout the mine life. Reclamation costs include both FCM and StdM.

More detail can be found in Section 20.5.

22.2.10 Salvage Value

Salvage value is estimated at US$16.9M and represents a credit for estimated residual value related to mine and process equipment.

22.2.11 Financing

The new equipment being purchased post 2026 is assumed to be purchased with cash. Mobile equipment purchased in 2025 and early 2026 was financed, and financing leases have been reflected as such.

22.2.12 Inflation

No price inflation or escalation factors were considered.

22.3 Economic Analysis

The economic analysis was performed assuming a 5% discount rate.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

The pre-tax net present value discounted at 5% (NPV 5%) is US$735 million. The after-tax NPV 5% is US$600.6 million, rounded to $601 million.

As the project represents an operating mine, internal rate of return (IRR) and payback period are not applicable.

A summary of the base case economic analysis on an annualized basis is provided in Table 22-1.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

Table 22-1: Annualized Life-of-Mine Economic Analysis

Florida Canyon Mine (Imperial)	Units	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	Total
Mining
Total Ore Mined	K Tons	19,544	14,655	18,000	12,795	16,278	16,926	17,533	13,416	-	-	-	-	-	129,147
Au grade	oz/t	0.0071	0.0106	0.0086	0.0114	0.0101	0.0095	0.0083	0.0071	-	-	-	-	-	0.009
Contained Au	K oz	138	156	154	145	165	160	145	95	-	-	-	-	-	1,158
Waste	K Tons	14,982	12,531	12,976	14,763	12,633	14,038	11,163	10,822	-	-	-	-	-	103,908
Total Mined	K Tons	34,526	27,186	30,976	27,558	28,911	30,964	28,696	24,238	-	-	-	-	-	233,055
Crushing
Ore Crushed - Contracted	K Tons	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Ore Crushed - FCM	K Tons	8,297	7,800	7,800	7,798	7,799	7,799	7,800	5,850	-	-	-	-	-	60,943
Total Ore Crushed	K Tons	8,297	7,800	7,800	7,798	7,799	7,799	7,800	5,850	-	-	-	-	-	60,943
Au grade	oz/t	0.009	0.0146	0.0107	0.0147	0.0147	0.0133	0.0115	0.009	-	-	-	-	-	0.0122
Contained Au	K oz	75	114	83	114	114	103	90	53	-	-	-	-	-	746
TPD Crusher	K Tons	23	21	21	21	21	21	21	21	-	-	-	-	-	22
Leaching/Processing
Ore to Pad - Crushed	K Tons	8,299	7,800	7,800	7,798	7,799	7,799	7,800	5,850	-	-	-	-	-	60,945
Au grade	oz/t	0.009	0.0146	0.0107	0.0147	0.0147	0.0133	0.0115	0.009	-	-	-	-	-	0.0122
Contained Au	K oz	75	114	83	114	114	103	90	53	-	-	-	-	-	746
Recovery Au	%	66%	67%	66%	58%	59%	62%	67%	67%	0%	0%	0%	0%	0%	63%
Recoverable Au	K oz	49	76	55	66	67	64	60	35	-	-	-	-	-	473
Ore to Pad - ROM	K Tons	11,002	6,855	10,200	4,997	8,480	9,127	9,733	7,566	-	-	-	-	-	67,959
Au grade	oz/t	0.0056	0.006	0.007	0.0062	0.0059	0.0062	0.0057	0.0057	-	-	-	-	-	0.006
Contained Au	K oz	61	41	71	31	50	57	55	43	-	-	-	-	-	410
Recovery Au	%	45%	43%	45%	48%	47%	46%	43%	43%	0%	0%	0%	0%	0%	45%
Recoverable Au	K oz	27	18	32	15	23	26	24	18	-	-	-	-	-	184
Total Ore to Pad	K Tons	19,301	14,655	18,000	12,795	16,278	16,926	17,533	13,416	-	-	-	-	-	128,904
Au grade	oz/t	0.007	0.0106	0.0086	0.0114	0.0101	0.0095	0.0083	0.0071	-	-	-	-	-	0.009
Contained Au	K oz	136	156	154	145	165	160	145	95	-	-	-	-	-	1,156
Recovery Au	%	56%	60%	56%	56%	55%	56%	58%	56%	0%	0%	0%	0%	0%	57%
Recoverable Au Oz Placed	K oz	76	94	87	81	91	90	84	53	-	-	-	-	-	656
Oz produced Au	K oz	70	83	84	84	84	85	84	79	23	8	-	-	-	684
Oz produced Ag	K oz	45	47	47	47	47	47	47	44	13	4	-	-	-	389
GEO Conversion Factor	#	80	80	80	80	80	80	80	80	80	80	-	-	-	80
GEO produced	K oz	71	84	84	85	85	85	85	80	23	8	-	-	-	689
Ounces Sold Au	K oz	71	83	84	84	84	85	84	79	23	8	-	-	-	685
Ounces Sold Ag	K oz	47	47	47	47	47	47	47	44	13	4	-	-	-	390
Price - Au		$4,344	4,414	4,169	3,824	3,600	3,600	3,600	3,600	3,600	3,600	-	-	-	3,873
Price - Ag		$73.78	62.91	51.3	56.25	50.4	50.4	50.4	50.4	50.4	50.4	-	-	-	55
Revenue
Au Sales	M $	307	367	350	323	303	305	303	284	82	28	-	-	-	2,652
Ag Sales	M $	3	3	2	3	2	2	2	2	1	0	-	-	-	22
Total Revenue	M $	310	370	352	325	306	307	305	286	83	28	-	-	-	2,674
Operating Costs
Mining	M $	82	91	101	80	89	72	72	56	-	-	-	-	-	643
Crushing and Conveying	M $	25	18	18	18	18	18	18	13	-	-	-	-	-	144

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Florida Canyon Mine (Imperial)	Units	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	Total
Processing	M $	30	25	28	23	26	27	27	24	13	7	-	-	-	230
G&A	M $	18	19	18	18	18	18	18	16	10	4	-	-	-	158
Royalties & Excise Tax	M $	20	23	22	21	19	19	19	18	5	2	-	-	-	169
Finishing and Desorption	M $	1	1	1	1	1	1	1	1	0	0	-	-	-	6
Total Operating Costs	M $	175	176	187	161	171	155	155	128	28	13	-	-	-	1,350
Capital Expenditures
Capital (Sustaining & Growth)	M $	32	57	51	23	24	29	6	-	-	-	-	-	-	222
Capitalized Stripping (Sustaining)	M $	25	11	1	20	9	15	6	-	-	-	-	-	-	87
Lease Payments (Sustaining & Growth)	M $	14	10	9	7	7	4	0	-	-	-	-	-	-	51
Development Drilling (Sustaining)	M $	7	1	-	-	-	-	-	-	-	-	-	-	-	8
Reclamation	M $	-	4	4	4	0	1	0	0	0	7	3	3	15	40
Release of Cash Collateral	M $	0	0	0	0	0	0	0	0	0	0	0	0	-11	-11
Salvage Value	M $	0	0	0	-5	0	0	0	0	0	-12	0	0	0	-17
Total Capital Expenditures	M $	79	84	65	48	40	48	12	0	0	-5	3	3	3	380
Total Operating Costs and Capital	M $	254	260	252	209	211	203	167	129	28	8	3	3	3	1,730
Net Cash Flow Before Tax	M $	57	110	100	117	94	104	138	158	55	20	-3	-3	-3	944
Cumulative Cash Flow	M $	57	167	267	383	478	582	720	877	932	952	949	947	944	944
Tax
Net Proceeds Tax	M $	5	9	8	6	6	6	6	7	2	-	-	-	-	55
Federal Tax	M $	5	12	11	15	10	11	18	22	8	5	-	-	2	119
Total Tax	M $	10	21	19	21	16	17	24	29	10	5	-	-	2	174
Net Cash Flow After Tax	M $	47	89	81	95	79	87	114	128	44	16	-3	-3	-5	770
Cumulative Cash Flow	M $	47	136	217	313	391	478	592	720	765	780	777	775	770	770
Pre-Tax NPV (5%)	M $	735.3
After-Tax NPV (5%)	M $	600.6

Notes:

1. Includes actual material moved between January 2026 and May 2026 of 14.4 million tons at 41.9 thousand ounces.

2. Does not include a stockpile inventory of 1,094 ktons at an average grade of 0.0062 oz/ton and total contained gold of 6.8 koz, which are included in the Mineral Reserves.

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Silver revenue has been included in the economic analysis as a by-product credit based on historical production and sales from FCM. Silver is not reported as part of the current Mineral Resource or Mineral Reserve estimate, as the available silver assay data is not considered sufficient to support silver grade estimation or reporting. The inclusion of silver credits is not material to the overall project economics. As a sensitivity, excluding silver revenue from the financial model would reduce LOM revenue by approximately US$21 million and reduce the after-tax NPV by approximately US$16 million, with no change to the gold Mineral Resource or Mineral Reserve estimate.

Additionally, the economic analysis includes actual material mined and produced between January 2026 and May 2026, totaling approximately 14.4 million tons and 41.9 thousand ounces of gold.  This material contributes approximately US$107.3 million of the total LOM revenue of approximately US$2,674 million. The tons and ounces mined and produced between January 2026, and May 2026 are not included in the Mineral Resource or Mineral Reserve estimate.

22.4 Site-Level All-in Sustaining Costs

Site-Level All-in Sustaining Costs (AISC) includes site operating costs, transport & refinery costs, royalties and sustaining capital expenditures. AISC is a commonly used metric within the mining industry. The measure is presented to provide an indication of the cost of maintaining ongoing operations at the Project and to facilitate comparison with other mining operations that report similar metrics.

LOM total site costs amount to US$1,717/oz sold and total cash costs net of silver by-product credits to US$1,940/oz sold. Site-level all-in sustaining costs, including the sustaining capital, but excluding closure and reclamation costs, amount to US$2,331/oz sold.

A summary of the estimated AISC over the LOM is provided in Table 22-2.

Table 22-2: LOM Cash Costs and Site-Level AISC

Life Of Mine	US$/oz Au Sold
Site-Level Cash Costs, AISC Breakdown	By-Product
Mining	$939
Crushing and Conveying / Processing	$547
G&A	$231
Total Site Costs	$1,717
Transport & Refining	$9
Royalties	$246
Total Cash Costs	$1,972
Silver By-Product Credits	($32)
Total Cash Costs Net of Silver by-Product	$1,940
Sustaining Capital	$391
Site-Level AISC - Excluding Closure Costs	$2,331
Closure Costs Net of Residual Value	$42
Site-Level AISC - Including Closure Costs	$2,373

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22.5 Sensitivity Analysis

A financial sensitivity analysis was conducted on the after-tax NPV (5%) to evaluate the impact of variations in gold price, operating costs, capital costs, and gold grade. The results are presented in Table 22-3 and Figure 22-3.

Table 22-3: Sensitivity Analysis

Description	Sensitivities After-Tax NPV @5%
	-25%	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%	25%
Gold Price	203.8	283.5	363.2	443.1	522.3	600.6	676.5	752.3	828.0	903.6	978.0
CAPEX	648.0	638.5	629.0	619.5	610.0	600.6	591.1	581.6	572.1	562.6	553.2
OPEX	787.7	749.7	712.0	674.6	637.5	600.6	562.6	523.9	485.6	447.3	409.1
Gold Grade	205.0	284.6	364.1	443.6	522.6	600.6	676.2	751.7	827.2	902.4	976.6

Figure 22-3: Sensitivity Analysis

The sensitivity analysis indicates that the Project economics are most sensitive to changes in the following parameters, listed in order of decreasing sensitivity:

  Gold grade: Changes in gold grade have the greatest impact on after-tax NPV, with decreases resulting in significant reductions in Project value.
  Gold price: Variations in gold price have a substantial impact on after-tax NPV, reflecting the Project's exposure to commodity price fluctuations.
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  Operating costs: Changes in operating costs have a comparatively lower impact on after-tax NPV, indicating that the Project remains relatively resilient to cost variations.
  Capital costs: Variations in capital costs have the lowest impact among the evaluated parameters, with limited influence on the overall Project economics.

22.6 QP Comments on Section 22 Economic Analysis

The QP confirmed that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23 ADJACENT PROPERTIES

This section is not relevant to this Report

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24 OTHER RELEVANT DATA AND INFORMATION

There is no additional information or explanation necessary to make the technical report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

The QPs note the following interpretations and conclusions in their respective areas of expertise, based on the reviews and interpretations of data available for this Report.

25.1 Mineral Tenure, Royalties, Environmental Liabilities and Permitting

Mineral tenure held is valid and sufficient to support a declaration of Mineral Resources and Mineral Reserves.

To the extent known to the QPs, there are no other significant factors and risks that may affect access, title or right or ability to perform work on the Project that are not discussed in this Report.

25.2 Geology and Mineralization

The FCM mine and StdM are situated in northwestern Nevada within the Great Basin and Humboldt Range physiographic province. Rocks exposed in the region range in age from Cambrian to Holocene and comprise thick sequences of sedimentary, volcanic, intrusive, and metamorphic rocks in a complex structural environment. Rocks of the Rochester Rhyolite, Prida Formation, Natchez Pass Limestone, and Grass Valley Formation are exposed in the FCM area.

FCM and StdM areas are interpreted as parts of a large, relatively young epithermal gold deposit adjacent to an active geothermal system. The close spatial association with the geothermal system has led to the general belief that FCM and StdM is a hot-spring-style epithermal gold deposit.

Current understanding of the FCM deposit setting, lithologies, mineralization, and the geological, structural, and alteration controls on mineralization is sufficient to support the estimation of Mineral Resource and Mineral Reserves.

Current understanding of the StdM deposit setting, lithologies, mineralization, and the geological, structural, and alteration controls on mineralization is sufficient to support the estimation of Mineral Resource.

25.3 Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation

25.3.1 Florida Canyon Mine

The drilling methods employed by all operators on the FCM property are considered appropriate and acceptable for Mineral Resource and Mineral Reserve estimation.

The sample preparation, analysis, and security practices are acceptable, meet industry-standard practices at the time that they were undertaken, and are sufficient to support Mineral Resource and Mineral Reserve estimation. No material factors were identified in the data collection, sampling, analytical, or security procedures that could significantly affect Mineral Resource estimation.

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The various operators at FCM implemented QA/QC measures in their respective sampling programs from 2020 through 2026. The QA/QC protocols became progressively more comprehensive and detailed over time. The QA/QC insertion rates employed by each operator met industry-accepted standards during the drilling campaigns reviewed for this Report. The QA/QC programs did not identify any material sample bias in the data reviewed that would adversely affect Mineral Resource and Mineral Reserve estimation. The data verification programs concluded that the data collected from the FCM adequately support the geological interpretations and constitute a database of sufficient quality to support Mineral Resource estimation.

25.3.2 Standard Mine

StdM's drilling methods are considered adequate to support the current Mineral Resource Estimate.

For StdM, sample preparation, analytical, and sample security practices are acceptable, meet industry-standard practices at the time that they were undertaken, and are sufficient to support Mineral Resource. Although complete documentation was not available for all historical drilling programs, no material issues were identified that would significantly affect the reliability of the analytical database used for Mineral Resource estimation. No material factors were identified in the available data collection, sampling, analytical, or security information that could significantly affect Mineral Resource estimation.

StdM's QA/QC programs were implemented during several drilling campaigns. Complete QA/QC datasets were not available to the current QP for independent verification. However, previous audits, check assay programs, duplicate sample programs, and the consistency of the geological and assay database do not indicate the presence of material analytical bias that would adversely affect the current Mineral Resource Estimate. The data verification programs completed by previous audits, together with the review completed by the current QP, indicate that the available geological, drilling, survey, and assay data are of sufficient quality to support the geological interpretations and Inferred Mineral Resources presented in this Report. The data verification programs concluded that the data collected from the StdM adequately support the geological interpretations and constitute a database of sufficient quality to support Mineral Resource estimation.

25.4 Metallurgical Test Work

On site test work continues for production forecasting and includes existing ore types as well as potential future ore types. Additionally, test work has been undertaken at third-party laboratories for future ores with higher sulfide content.

Primary ores consisting of mainly oxide minerals have been shown to have gold recovery estimates of between 50% and 70%, while the ROM material recovers between 30% and 50%. The ROM recovery is sensitive to ore source and geological variation such as fault and silicification zones. Crushed ore is expected to yield 67% gold recovery after 3 years.  ROM ore is expected to yield 43% recovery.  The Radio Towers material has a slightly lower expected recovery of 58% for Crush material and 47% for ROM ore after 3 years.

Good reconciliation between predicted gold recovery and actual recovery has been obtained.

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Metallurgical test work on primary sulfide material in 2024 has shown that gold recovery in the high 80% range can be accomplished with standard flotation methods and a 10:1 concentration factor are seen with this result. This test work result is in line with previous historical tests performed by previous operators. Test work should continue to determine optimal flotation conditions and then a concentrate should be produced, and that concentrate should be tested for amenability to roasting and pressure oxidation, followed by leaching, to determine the potential ultimate gold recovery from the concentrate.

Based on the operating performance of the heap leach facility, historical and recent metallurgical test work, and the reconciliation between predicted and actual recoveries, the QP considers the metallurgical assumptions used for the FCM Mineral Resource and Mineral Reserve estimates to be reasonable and appropriate for this Report.

25.5 Mineral Resource Estimations

The Mineral Resource estimation for the FCM and the StdM has been prepared in accordance with the 2019 CIM Best Practice Guidelines and has been reported using 2014 CIM Definition Standards.

The Mineral Resource Estimate includes in-situ disseminated and structurally controlled gold at the Central, Radio Tower, North, Jasperoid and StdM areas that is potentially amenable to open pit mining methods and gold mineralization within surface stockpiles that resulted from historic operations.

The mineral resource at FCM and the StdM have been validated and classified as Indicated and Inferred Mineral Resources. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to the Indicated Mineral Resource and were not eligible for consideration as Mineral Reserves. It is reasonably expected that the majority of the Inferred Mineral Resource could potentially be upgraded to an Indicated Mineral Resource with continued exploration. mineralization

25.5.1 Florida Canyon Mine

Factors that may affect the Mineral Resource estimates include changes to metal price assumptions, changes to the assumptions used to generate the gold cut-off grade, including metallurgical testing and subsequent recoveries, and input cost assumptions; changes in local interpretations of mineralization geometry and the continuity of mineralized zones; changes to geological and mineralization shapes and geological and grade continuity assumptions; changes to the oxide and sulfide interpretation; and changes to density and domain assignments.

25.5.2 Standard Mine

Factors and observations that may affect the StdM Mineral Resource estimate include the relationship between the lithological model and the interpreted mineralized domains, noting that mineralized zones were modeled independently from the jasperoid units. Historical mining surfaces remain locally uncertain due to incomplete records of historical fill and dump material surrounding portions of the StdM area. Density assignments were based on values adopted from previous technical studies, including the 2015 technical report. Variations in drill spacing and geological continuity may influence the level of confidence in localized portions of the resource model. In addition, preg-robbing metallurgical data are currently unavailable for portions of the StdM mineralization and may affect future recovery assumptions. Silver assay data are available within the database; however, silver was not estimated or reported as part of the current Mineral Resource estimate.

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25.6 Mineral Reserve Estimates

Mineral Reserve estimation uses industry-accepted practices, and the estimate is reported using the 2014 CIM Definition Standards, and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

Mineral Reserves were converted from Measured and Indicated Mineral Resources and do not include any Inferred Mineral Resources. Inferred Mineral Resources contained within the Mineral Resource block models were treated as waste at zero grade.

Factors that may affect the Mineral Reserve estimates include metal price and exchange rate assumptions; changes in the interpretation of mineralization geometry, continuity of mineralized zones, and geological domain boundaries; density and domain assignments; geotechnical assumptions, including pit slope angles; hydrological and hydrogeological conditions; mining and metallurgical recovery assumptions; and the input parameters and design assumptions used in the pit optimization and mine design process. Additional factors include the continued ability to access the site, maintain mineral and surface rights, obtain and retain required environmental and regulatory permits, and sustain the social license to operate. A key risk that could materially affect the Mineral Reserve estimate is mining selectivity near the oxide-sulfide boundary; however, this is considered a manageable risk and is expected to be further mitigated through additional metallurgical test work and operational experience.

25.7 Mining Method

Mining will be carried out using a conventional drill, blast, load, and haul surface mining method. Equipment is conventional for open pit operations.

A geotechnical model that characterizes the rock mass conditions, structural geology, and hydrogeology of the open pit area was developed. Recommended inter-ramp slope angles range from 36 ° to 42°. A total of 11 phases remain to be mined across the Central, North, Radio Tower, and Jasperoid pits, for an approximate eight-year mine life.

25.8 Metal Recovery Plan

Currently the main limitation impacting production is the lack of new pad space.  The lower available area has limited the time under primary leaching, deferring some gold recovery to secondary cycle.  Higher lift heights have been employed to help reduce this impact.  A pad expansion is underway and is expected to improve the primary leach performance.  Additionally, an expansion of the CIC circuit in conjunction with the pad expansion will allow more solution to be applied to the HLP and potentially increase the current overall gold recovery kinetics closer to design.

25.9 Infrastructure

FCM is an operating open-pit heap leach gold mine with the infrastructure necessary to support current and planned mining activities, including processing facilities, heap leach pads, waste rock storage facilities, roads, power, water supply, and site support infrastructure. The Mineral Reserve mine plan utilizes existing infrastructure, with certain planned expansions and sustaining capital projects incorporated into the LOM plan and economic analysis.

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The QPs are of the opinion that the existing infrastructure, together with the planned growth and sustaining capital expenditures, is adequate to support the projected production rates and mining activities throughout the LOM. The planned capital investments provide for the expansion, replacement, and maintenance of critical infrastructure required to sustain operations and support the Mineral Reserve estimate presented in this Report.

25.10 Environmental, Permitting and Social Considerations

FCM has all permits in place to continue mine operations. Additional permits required for mine life extension are in progress to ensure continuity of operation. FCM is currently working on the Phase IIIc leach pad expansion, for a planned start in late 2026 and a second Phase VI expansion planned for mid-2027.

25.11 Markets and Contracts

Mineral Resources and Mineral Reserves were estimated using the metal price assumptions provided by Integra. Metal pricing used in the economic analysis is based on consideration of various metal price sources, including consensus price forecasts from banks and financial institutions, historical metal price trends, and current market conditions.

Gold output from the FCM operation is in the form of doré containing approximately 55% gold and 45% silver on average. Gold and silver are widely traded commodities with established international markets and transparent pricing mechanisms. FCM doré is delivered to a third-party refinery under commercial agreements consistent with industry practice. Following refining, the recovered metals are sold through established market channels to arm's-length counterparties, including metal brokers and financial institutions.

The QPs are of the opinion that there are no unusual factors associated with the marketing of gold and silver produced from FCM. Existing refining and sales arrangements are consistent with industry standards, and no material impediments are anticipated with respect to the refining, transportation, or sale of doré production throughout the LOM.

25.12 Capital Cost Estimates

The capital cost estimate, including sustaining and growth capital, for the LOM is estimated as $379.7M. Total capital costs estimated are summarized in Table 25-1.

Table 25-1:  Capital Cost Estimate

Description	Unit	Total
Capital (Sustaining )	$M	130.2
Capitalized Stripping (Sustaining)	$M	86.5
Development Drilling (Sustaining)	$M	7.9

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Description	Unit	Total
Lease Payments (Sustaining)	$M	42.8
Sub-Total Sustaining Capital & Stripping	$M	$267.4
Lease Payments (Growth)	$M	$8.6
Capital (Growth)	$M	$91.8
Reclamation	$M	40.2
Release of Cash Collateral	$M	(11.4)
Salvage Value	$M	(16.9)
Total Capital Expenditures	$M	$379.7

1. Numbers have been rounded and may not sum.

25.13 Operating Cost Estimates

Total operating cost are estimated at 10.16/t processed for the mine operating years and $10.48/t processed for the LOM and is summarized in Table 25-2.

Table 25-2: Operating Cost Estimates

Description	Life-of-Mine		Mine Operating Years 2026 to 2033
	($M)	($/ton processed)	($M)	($/ton processed)
Mining	642.8	4.99	642.8	4.99
Crushing and Conveying	144.5	1.12	144.5	1.12
Processing	230.0	1.78	210.1	1.63
G&A	158.4	1.23	144.9	1.12
Site Operating Costs	$1,175.7	$9.12	$1,142.3	$8.86
Royalties & Excise Tax	168.6	1.31	162.0	1.26
Finishing and Desorption	6.1	0.05	5.3	0.04
Total Operating Costs	$1,350.4	$10.48	$1,309.6	$10.16

1. Mining costs exclude capitalized stripping costs.

2. Numbers have been rounded and may not sum.

25.14 Economic Analysis

A financial analysis for FCM was developed by Integra and FCM personnel using a discounted cash flow approach on a pre-tax and after-tax basis. The economic evaluation was completed using the life-of-mine production schedule, operating cost estimates, capital expenditures, and the gold and silver price assumptions adopted for the cash flow model. The analysis was performed using a 5% discount rate.

The resultant pre-tax NPV (5%) is US$735 million, while the after-tax NPV (5%) is US$601 million. As FCM is an existing operating mine with established infrastructure and ongoing production, internal rate of return (IRR) and payback period are not considered meaningful economic indicators and have not been reported.

Silver revenue has been included in the economic analysis as a by-product credit based on historical production and sales from FCM. Silver is not reported as part of the current Mineral Resource or Mineral Reserve estimate, as the available silver assay data is not considered sufficient to support silver grade estimation or reporting. The inclusion of silver credits is not material to the overall project economics. Excluding silver revenue from the financial model would reduce LOM revenue by approximately US$21 million and reduce the after-tax NPV by approximately US$16 million, with no impact on the gold Mineral Resource or Mineral Reserve estimates.

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Based on the economic analysis, FCM generates positive cash flow throughout the mine life and supports the Mineral Reserve estimate presented in this Report. On an NPV basis, the Project is most sensitive to changes in gold price assumptions and gold grades, and to a lesser extent, operating costs and capital expenditures. The Project is least sensitive to changes in silver prices and silver production, reflecting the relatively minor contribution of silver credits to overall project value.

25.15 Risk and Opportunities

25.15.1 Risk

25.15.1.1 Mineral Resource and Reserve Estimation

The Mineral Resource and Mineral Reserve estimates are based on geological interpretations, drill hole data, assay information, density assumptions, metallurgical recovery assumptions, and economic parameters available as of the effective date of this Report. Future drilling, production data, and geological interpretation may result in revisions to Mineral Resources and Mineral Reserves. Although reconciliation results indicate reasonable agreement between the resource model and production performance, local variations in grade distribution and ore boundaries may impact future mining results.

25.15.1.2 Mining

The Mineral Reserve estimate is dependent upon achieving the planned mining dilution, ore recovery, and productivity assumptions incorporated into the mine plan. Variations in equipment performance, ground conditions, weather events, or ore control practices may affect mining costs and production schedules.

Future mining will increasingly involve deeper portions of the pits where geotechnical conditions may differ from those currently observed. Continued monitoring of pit wall performance and geotechnical conditions is required to ensure safe and efficient operations.

The presence of historical fill material within portions of the mine area presents an additional uncertainty. Although fill material is classified as waste in the resource model and assigned zero grade, localized occurrences of mineralized material within historical backfill may affect short-term reconciliation and ore control practices.

25.15.1.3 Metallurgy and Processing

Projected gold recoveries are based on operating experience, metallurgical test work, and historical performance of the heap leach operation. Variations in ore characteristics, including the distribution of sulfide mineralization, carbonaceous material, and preg-robbing behavior, may affect future recoveries and operating costs.

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As FCM evaluates future sulfide development opportunities, additional metallurgical test work will be required to further characterize recovery performance and support processing alternatives.

25.15.1.4 Economic Factors

The economic performance of the operation is sensitive to changes in gold price, operating costs, capital expenditures, and metallurgical recoveries. Sensitivity analyses indicate that project economics are most sensitive to variations in gold price and recovered ounces. Sustained increases in mining, processing, reagent, fuel, labor, or consumable costs could adversely affect future cash flows and Mineral Reserve estimates.

25.15.1.5 Permitting and Environmental

FCM operates under permits issued by federal and state regulatory agencies. Continued compliance with permit conditions, environmental regulations, reclamation requirements, and water management obligations is necessary to maintain operations. Future permitting requirements associated with mine expansions or potential sulfide development are unlikely to affect project schedules and capital requirements.

25.15.2 Opportunities

25.15.2.1 Resource Expansion

Opportunities exist to expand Mineral Resources through additional drilling adjacent to existing deposits and in areas where mineralization remains open. Continued exploration may identify extensions to known mineralized zones and support conversion of Inferred Mineral Resources to higher confidence classifications.

The sulfide Mineral Resources represent a potential future development opportunity beyond the current oxide-focused operation. Further metallurgical testing, engineering studies, and economic evaluations may identify economically viable processing alternatives capable of extending mine life and increasing future production.

25.15.2.2 Mining Optimization

Opportunities may exist to improve project economics through pit slope optimization, refinement of mine sequencing, and reduction of waste stripping requirements. Additional geotechnical information and continued slope performance monitoring may support future optimization of pit designs.

Evaluation of the potential re-implementation of the overland conveyor and grasshopper conveying system may provide opportunities to reduce haulage costs, decrease fuel consumption, and minimize ore rehandling.

Additional opportunities may exist through refinement of cut-off grade strategies and stockpile management practices. Periodic evaluation of cut-off grades under changing metal prices, operating costs, and recovery assumptions may improve project value by optimizing the balance between ore and waste classification. Further optimization of stockpile strategies, including ore routing and timing of stockpile processing, may provide opportunities to improve recovered ounces, enhance cash flow, and maximize overall project economics.

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25.15.2.3 Metallurgical Optimization

Continuation of the existing metallurgical testing program may improve the understanding of sulfide mineralization, gold deportment, carbonaceous material distribution, and preg-robbing characteristics. Enhanced understanding of these factors may support improved recovery assumptions and future sulfide development opportunities. Opportunities may also exist to optimize heap leach performance through continued refinement of ore routing, stacking strategies, leach management practices, and reagent consumption.

An opportunity exists in recovering more gold by increasing the crushing capacity at FCM. Additional study should be undertaken to evaluate the economic benefits of increasing the proportion of crushed ore in the process feed, optimizing the balance between crushed and ROM material, and quantifying the impact of particle size on gold recovery, recovery kinetics, and overall project economics.

25.16 Conclusions

Under the assumptions and parameters used in this Report, the FCM demonstrates positive economic performance and supports the stated Mineral Reserve estimate. The operation benefits from an established operating history, existing infrastructure, ongoing production, and opportunities for future resource growth and operational optimization. While risks typical of an operating open-pit heap leach gold mine remain, the QPs consider these risks to be manageable within the context of current operations and future mine planning.

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26 RECOMMENDATIONS

26.1 Introduction

The QPs have made recommendations in their areas of expertise.

26.2 Geology

Drilling campaigns completed to the report effective date indicate significant exploration potential across the Project area, and there appears to be considerable remaining exploration targets within the principal FCM deposit and surrounding areas. The updated geological and structural interpretation suggests that gold mineralization is strongly controlled by structurally-prepared corridors associated with fold-axial trends, northeast-trending shear zones, and major Basin and Range fault systems, particularly the Range Front Fault and its associated northwest-trending fault panels.

Additional exploration drilling should further evaluate southwest-plunging mineralized corridors, interpreted fold-axis projections, and structurally prepared zones along the intersections of northeast-trending mineralized shear systems with major north-south Basin and Range structures. Areas beneath post-mineral alluvial cover west of the current deposits, where the continuation of favorable host stratigraphy and feeder structures is interpreted, also warrant further evaluation through exploration drilling.

Due to the limited historical and modern drilling coverage between the FCM and StdM areas, additional exploration along the Humboldt City Thrust corridor and associated structural intersections may improve understanding of the regional hydrothermal system and identify additional mineralized zones.

Geological alteration and structural data collected during current and future drilling programs should continue to be integrated into geological and structural models to improve understanding of the spatial relationships between mineralization, folding, faulting, lithologic competency contrasts, and hydrothermal fluid pathways. These data will continue to support geological interpretation, exploration targeting, and future Mineral Resource modeling updates.

Results from ongoing and future exploration programs may refine geological and structural interpretations and identify extensions of mineralization beyond the currently defined mineralized zones.

Based on the geological recommendations described above, the recommended geology work program is divided into two phases. Advancement to Phase II is contingent upon the successful completion of Phase I and positive results.

  Phase I - Exploration Drilling Program

Phase I consists of a 2026-2027 exploration drilling program that includes infill drilling at the FCM deposit and testing of identified brownfield and greenfield exploration targets between and surrounding the FCM and StdM areas. The estimated cost associated with the proposed Phase I exploration drilling program is approximately $11.9 million (see Table 26-1).

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Table 26-1: 2026-2027 FCM Drill Program Cost Estimate

Area	Total Feet	Total Meters	Budget ($)
2026 Infill (RC)	60,000	18,288	4,152,244
2027 Infill (RC)	20,000	6,096	1,219,200
C6 Madre Shear (RC)	12,400	3,780	880,152
Greenfields Standard Mine (RC)	18,630	5,678	1,401,721
Greenfields High Standard (Core)	5,400	1,646	835,623
Greenfields Imlay Canyon (Core)	9,270	2,825	1,434,486
M1 Midas Fault Breccia (Core)	4,921	1,500	300,000
Greenfields Humboldt Canyon (Core)	4,635	1,413	706,374
Greenfields Pediment/RF fault (Core)	2,600	792	396,240
Radio Towers South (RC)	10,000	3,048	609,600
Total	147,856	45,067	11,935,650

Note: Costs associated with the drilling programs are included in the economic analysis and cash flow model presented in this Report.

  Phase II - Oxide-Sulfide Boundary Definition

Subject to the successful completion and positive results of Phase I, Phase II consists of drilling within the FCM deposit to improve the definition of the oxide-sulfide boundary and collect representative fresh oxide, transitional, and sulphide samples for metallurgical testing. Improved definition of the oxide-sulfide boundary may identify additional leach-amenable material below the currently interpreted oxide-sulfide boundary and support the evaluation of a potential future sulphide project.

The estimated cost associated with the Phase II drilling, assaying, and metallurgical testing is approximately $1.3 million.

26.3 Mining

FCM should evaluate the potential re-implementation of the overland conveyor and grasshopper conveying system to reduce haul truck operating hours, decrease fuel consumption, minimize ore rehandling, and lower overall mining costs. The evaluation should include capital and operating cost estimates, production impacts, and an economic trade-off analysis, and should result in a go/no-go decision regarding implementation. Estimated cost: US$50,000.

FCM should continue identifying the carbonaceous and potentially preg-robbing material, as these characteristics may influence ore classification, stockpiling strategies, processing routes, and metallurgical recoveries. A program of geological characterization, metallurgical sampling, and integrated mine planning studies is recommended to improve the understanding of these materials and support long-term mine development decisions. Estimated cost: US$300,000.

26.4 Geotechnical

  The geometry and continuity of the major structural features should be refined as additional geological and structural data become available. Their influence on slope stability should be reassessed following any significant updates to the structural interpretation, especially for faults F29 and F36.
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  Additional investigations are recommended to better define the extent, continuity, and geomechanical characteristics of the shale unit in Central pit and to assess the potential impact on overall slope stability.
  Global slope stability assessments using three-dimensional numerical modelling should be completed on final pit designs.
  A site-specific Ground Control Management Plan (GCMP) should be developed to define geotechnical monitoring requirements, review frequencies, and decision-making procedures.
  Trigger Action Response Plans (TARPs) should be established for open pit operations, including trigger thresholds and corresponding response measures related to displacement rates, pore pressure variations, and observed ground conditions.

The estimated cost associated with this work is approximately $260,000.

26.5 Metallurgy and Processing

The oxide material at FCM is relatively low grade but with good gold extraction and low reagent consumption. The samples employed for metallurgical testing are representative of the material being processed.  The majority of samples are taken directly from production sources and exploration samples are well defined and representative of the project mineralogical domains.  There are minimal deleterious elements that impact production with minor "preg-robbing" in small lenes and underlaying sulfides that are not part of the current heap leach resource.

The FCM material is well understood, as significant production history exists and a large amount of laboratory test work has been completed.  However, defining the gold extraction from coarse ROM material is a logistical challenge and much of the production data from the leach has been from a combination of crushed and ROM materials.  Despite this, there were early periods of production where only crushed ore was utilized allowing the predicted overall crushed recovery to be validated.  There is additional test work underway to better define the impact of crush size on recovery.  This test work will support the crush optimization program.

Other recommendations for optimization include:

  Evaluate the impact of segregating ROM and crushed material on the leach pad
  There are minor zones with some preg-robbing potential that need to be better defined
  Examine the impact of reduced carbon regeneration capacity
  Validate the maximum solution application rate
  Validate the bottlenecks in potential increased gold recovery in the CIC and elution circuits

The FCM flowsheet provides good gold recovery for the material being treated. There are several optimization project currently under review.  The majority of these relate to crushing optimization. It is recommended that the projects be prioritized based on their value (return / investment).

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The estimated cost associated with this work is approximately $500,000.

Currently, the main limitation impacting production is the lack of new pad space. The lower available area has limited the time under primary leaching, deferring some gold recovery to the secondary cycle. Higher lift heights have been employed to help reduce this impact.  Pad expansions are currently underway.  It is recommended that pad area forecasts be prioritized.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

27 REFERENCES

Adams, K., Wesnousky, S., & Bills, B. (1999). Isostatic rebound, active faulting, and potential geomorphic effects in the Lake Lahontan basin, Nevada and California: GSA Bulletin, v. 111, no. 12, p. 1739-1756.

Alius. (2026). Geotechnical Design Guidelines for the Central and Radio Towers Pits (Technical Report No. FLC-001-R-20260428-01). Alius Mine Consulting, Québec City, QC.

AMEC. (2014). Florida Canyon Gold Mine Expansion Amended Plan of Operations (APO-20).

ASW. (2013). The Florida Canyon Gold Mine PoO Amendment #20 (APO 20) Revision 5. April 9,.

Barr. (2021). Central Pit 1 and Main Pit 1B Kinematic Stability Analysis (21 July).

Barr. (2022). Radio Tower Pit Kinematic Stability Analysis (4 October).

BLM. (2014). Florida Canyon Mining, Inc. South Expansion Project Environmental Assessment DOIBLM-NV-W010-2013-0061-EA. August 2014.

Byington, C. B. (1996). A Structural Analysis and Identification of Ore Controls at the Florida Canyon Gold Mine. FCMI Internal Report.

CIM. (2014). Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral.

CIM. (2019). CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines.

CSA. (2011). National Instrument 43-101 - Standards of Disclosure for Mineral Projects, including Form 43-101F1 and Companion Policy 43-101CP.

dePolo, C. (2008). Quaternary Faults in Nevada:, accessed at Nevada Bureau of Mines and Geology.

Dusenbury. (2025). Standardized Reclamation Cost Estimator, State of Nevada for the Florida Canyon Mine. Mines Group Inc.

Faulds, J., Coolbaugh, M. F., Vice, G. S., & Edwards, M. L. (2006). Characterizing Structural Controls of Geothermal Fields in the Northwestern Great Basin: A Progress Report: GRC Transactions, v. 30, no. None, p. 69-76.

Feighner, M., Gritto, R., Daley, T., Keers, H., & Majer, E. (1999). Three-Dimensional Seismic Imaging of the Ryepatch Geothermal Reservoir:, 39 p., accessed at Lawrence Berkeley National Laboratory Report.

Fifarek, R. H., Samal, A. R., & Miggins, D. P. (2011). Genetic Implications of Mineralization and Alteration Ages at Florida Canyon Epithermal Au-Ag Deposit, Nevada.

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Fifarek, R., Prihar, D., Hillesland, L., Casaceli, R., Dilles, P., & Miggins, D. (2015). Tectonostratigraphic Framework and Timing of Mineralization at the Relief Canyon Mine, Pershing County, Nevada: Geological Society of Nevada Symposium Pr.

Fifarek, R., Samal, A., & Miggins, D. (2010). Genetic implications of mineralization and alteration ages at the Florida Canyon epithermal Au-Ag deposit, Nevada: Geological Society of Nevada Symposium Proceedings, v. None, p. 861-879.

Fifarek, R., Samal, A., & Miggins, D. (2011). Genetic Implications of mineralization and alteration ages at the Florida Canyon epithermal Au-Ag deposit, Nevada: GSN 2010 Symposium: Great Basin Evolution and Metallogeny, p. 19.

Florida Canyon. (2026). Metallurgical recovery Memo.

FLS. (2024). Florida Canyon Metallurgical test Work.

Forte Analytical LLC. (2025). Technical Memorandum - Florida Canyon Recovery By Size Estimates Based on Diffusion.

Golder. (2016). Review of Geotechnical Conditions of the Central Pit and Radio Tower Pits, Florida Canyon Mine, Pershing County, Nevada (02 September).

Golder. (2018). Florida Canyon Mine 2018 Geotehnical Review of Additional Geotechnical Data for the South Wall of the Central Pit (22 January).

GRE. (2024). NI 43-101 Technical Report - Florida Canyon Mine, Pershing County, Nevada, USA, prepared for Florida Canyon Gold Inc.

Harvey, T., Lane, T., Samari, H., & Breckenridge, L. (2024). NI 43-101 Technical Report, Florida Canyon Gold Mine, Perhsing County, Nevada, USA: GRE Global Resource Engineering NI 43-101 Technical Report.

Hastings, J. S., Burkhart, T. H., & Richardson, R. E. (1987). Geology of the Florida Canyon Gold Deposit, Pershing County, Nevada. (E. Struhsacker, Ed.) Gold and Silver Deposits of Western Nevada(Special Publication No. 18 (Geological Society of Nevada)).

Hastings, J., Burkhart, T., & Richardson, R. (1988). Geology of the Florida Canyon Gold Deposit Pershing County, Nevada: Bulk Mineable Precious-Metal Deposits of the Western United States, Geological Society of Nevada Symposium, Reno, Nevada, p. 43.

IMC. (2020). NI 43-101 Technical Report Mineral Resource and Mineral Reserves for the Florida Canyon Gold Mine, Pershing County, Nevada, USA.

John, D. (2001). Miocene and Early Pliocene Epithermal Gold-Silver Deposits in the Northern Great Basin, Western United States: Characteristics, Distribution, and Relationship to Magmatism: Economic Geology, v. 96, no. None, p. 1827-1853.

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Johnson, M. G. (1977). Geology and Mineral Deposits of Pershing County, Nevada, Nevada Bureau.

Keech, C. (2017). Mineral Resource Estimate for Florida Canyon Gold Project, Nevada, Internal Memorandum for Rye Patch Gold Corporation.

NDEP. (2016). Florida Canyon Gold Mine WPC Permit NEV0086001 (Renewal 2016, Fact Sheet.

Oldow, J. (1984). EVOLUTION OF A LATE MESOZOIC BACK-ARC FOLD AND THRUST BELT, NORTHWESTERN GREAT BASIN, U.S.A.: Tectonophysics, v. 102, no. N/A, p. 245-274.

Piésold, K. (2013). The Florida Canyon Gold Mine - Heap Leach Facility Final Permanent.

Prenn, N. B. (2015). Technical Report - Mine Plan Update for the Florida Canyon and Standard Mine, Pershing County, Nevada USA.

Rowan, L. C., & Wetlaufer, P. H. (1981). Geologic Evaluation of Major Landsat Lineaments in Nevada and their Relationship to Ore Districts. U.S. Geological Survey, Open File 79-544.

Rowan, L., & Wetlaufer, P. (1979). GEOLOGIC EVALUATION OF MAJOR LANDSAT LINEAMENTS IN NEVADA AND THEIR RELATIONSHIP TO ORE DISTRICTS:, 1-64 p., accessed at U.S. Geological Survey Open-File Report 79-544.

Samal, A. (2007). GENETIC AND EXPLORATION MODELS FOR THE FLORIDA CANYON AU DEPOSIT, NEVADA: INTEGRATING GEOLOGICAL, GEOCHEMICAL, GIS, REMOTE SENSING, GEOSTATISTICAL AND STATISTICAL DATA ANALYSIS: 148 p. p.

Schaefer, D. (1986). Bouguer Gravity Anomalies, Depth to Bedrock, and Shallow Temperature in the Humboldt House Geothermal Area, Pershing County, Nevada:, accessed at U.S. Geological Survey Miscellaneous Investigations Series Map I-1702.

Sibbett, B., & Glenn, W. (1981). LITHOLOGY AND WELL-LOG STUDY OF CAMPBELL "E-2", GEOTHERMAL TEST WELL, HUMBOLDT HOUSE GEOTHERMAL PROSPECT PERSHING COUNTY, NEVADA:, 1-17 p., accessed at EARTH SCIENCE LABORATORY, University of Utah Research Institute.

Silberling, N., & Wallace, R. (1969). Stratigraphy of the Star Peak Group (Triassic) and Overlying Lower Mesozoic Rocks Humboldt Range, Nevada:, 1-56 p., accessed at U.S. Geological Survey Professional Paper.

SRK. (2019). NI 43-101 Technical Report Life of Mine Plan and Mineral Reserves for the Florida Canyon Gold Mine, Pershing County, Nevada, USA.

Taylor, J. D. (2001). Apollo Gold Inc. Ore Reserves as of December 31, 2000, AGI International Report.

Vetz, N. (2011). Geochronologic and Isotopic Investigation of the Koipato Formation, Northwestern Great Basin, Nevada: Implications for Late Permian-Early Triassic Tectonics along the Western U.S. Cordillera: 163 p.

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Vikre, P. (1981). Silver Mineralization in the Rochester District, Pershing County, Nevada: Economic Geology, v. 76, p. 580-609.

Wesnousky, S., Barron, A., Briggs, R. C., S., K. S., & Owen, L. (2005). Paleoseismic transect across the northern Great Basin: Journal of Geophysical Research, v. 110.

Wyld, S., Rogers, J., & Copeland, P. (2003). Metamorphic Evolution of the Luning-Fencemaker Fold-Thrust Belt, Nevada: Illite Crystallinity, Metamorphic Petrology, and 40Ar/39Ar Geochronology: The Journal of Geology, v. 111, p. 17-38.

Wyld, S., Rogers, J., & Wright, J. (2001). Structural evolution within the Luning-Fencemaker fold-thrust belt, Nevada: progression from back-arc basin closure to intra-arc shortening: Journal of Structural Geology, v. 23, p. 1971-1995.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

CERTIFICATE OF QUALIFIED PERSON

Terre Lane, RM SME, MMSA

Principal Mining Engineer

Global Resource Engineering Ltd.

17301 W. Colfax Ave, Suite 400

Golden, CO 80401

I, Terre Lane, RM SME, MMSA, am employed as a Principal Mining Engineer at Global Resource Engineering Ltd., with an office at 17301 W. Colfax Ave, Suite 400, Golden, Colorado, 80401. This certificate applies to the technical report titled "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA" dated July 28, 2026 (with an effective date of May 31, 2026) (the "Technical Report").

I am a Qualified Professional in the United States from the Mining and Metallurgical Society of America (MMSA) with a membership number of 01407QP and a Registered Member of the Society of Mining, Metallurgy and Exploration (SME) with a membership number of 4053005. I graduated from Michigan Technological University with a Bachelor of Science in Mining Engineering in 1982. I have practiced my profession for over 40 years. I have been directly involved in construction, startup, and operations of several mines. I have been involved with or led geology, resource and reserve estimation, mine design, capital and operating cost estimation, economic analysis, and reports for hundreds of developing projects from preliminary to detailed design engineering levels.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") for those sections of the Technical Report that I am responsible for preparing.

I have visited the Florida Canyon Mine in January 2023, January 23-24, 2024, and March 12, 2026.

I am responsible for Sections 1.1, 1.2, 1.6, 1.10.1, 1.11.1, 1.12, 1.13, 1.14, 1.16, 1.18, 1.19, 1.2, 1.21, 1.22, 1.23.2, 2, 3, 6, 12.3.1, 14.1, 14.4.1, 14.5.1, 14.6.1, 15, 16.1, 16.2.2, 16.3, 16.4, 18, 19, 21, 22, 23, 24, 25.5.1, 25.6, 25.7, 25.9, 25.11, 25.12, 25.13, 25.14, 25.15.1, 25.15.2, 25.16, 26.1, 26.3 and 27 of the Technical Report.

I am independent of the issuer applying the test set out in Section 1.5 of NI 43-101.

I have previously contributed to the "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA" dated 11 July, 2024.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: July 28, 2026

"Signed and stamped"

"Terre Lane"

Terre Lane, RM SME, MMSA

Global Resource Engineering Ltd.

28 July 2026

Florida Canyon Gold Mine	NI 43-101 Technical Report

CERTIFICATE OF QUALIFIED PERSON

Jeffrey Todd Harvey, RM SME

Director of Process Engineering

Global Resource Engineering Ltd.

17301 W. Colfax Ave, Suite 400

Golden, CO 80401

I, Jeffrey Todd Harvey, RM SME, am employed as Director of Process Engineering at Global Resource Engineering Ltd., with an office at 17301 W. Colfax Ave, Suite 400, Golden, Colorado, 80401. This certificate applies to the technical report titled "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA" dated July 28, 2026 (with an effective date of May 31, 2026) (the "Technical Report").

I am a Registered Engineer in the United States and a Registered Member of the Society of Mining, Metallurgy and Exploration (SME) with a membership number of 04144120. I hold a Doctor of Philosophy degree in Mineral Processing from Queen's University in 1994 as well as a Master of Science and Bachelor of Science degree from Queen's University. I also hold a Master of Business Administration degree from the University of New Brunswick (2000) and a Bachelor of Science in Metallurgical Engineering from Toronto Metropolitan University. I have worked for several mining companies and most recently for Global Resource Engineering Ltd. for the last 7 years.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") for those sections of the Technical Report that I am responsible for preparing.

I have visited the Florida Canyon Mine in May 2023.

I am responsible for Sections 1.1, 1.2, 1.9, 1.15, 1.22, 1.23.4, 2, 3, 12.3.2, 13, 17, 25.4, 25.8, 25.15.1, 25.15.2, 25.16, 26.5 and 27 of the Technical Report.

I am independent of the issuer applying the test set out in Section 1.5 of NI 43-101.

I have previously contributed to the "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA" dated 11 July, 2024.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: July 28, 2026

"Signed and stamped"

"Todd Harvey"

Todd Harvey, RM SME

Global Resource Engineering Ltd.

28 July 2026

Florida Canyon Gold Mine	NI 43-101 Technical Report

CERTIFICATE OF QUALIFIED PERSON

Hamid Samari, MMSA

Principal Geologist

Global Resource Engineering Ltd.

17301 W. Colfax Ave, Suite 400

Golden, CO 80401

I, Hamid Samari, MMSA, am employed as a Principal Geologist at Global Resource Engineering Ltd., with an office at 17301 W. Colfax Ave, Suite 400, Golden, Colorado, 80401. This certificate applies to the technical report titled "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA" dated July 28, 2026 (with an effective date of May 31, 2026) (the "Technical Report").

I am a Qualified Professional in the United States from the Mining and Metallurgical Society of America (MMSA) with special expertise in Geology, with a membership number of 01519QP. I hold a Doctor of Philosophy in Science degree (2000) in Tectonic Geology from Tehran Azad University (Sciences & Research Branch). I have practiced my profession since 1997 in capacities from an expert in geology to a senior geologist and project manager for geology, seismic hazard assessment, and mining exploration. I have practiced in the areas of geology, mining, and civil industry for over 25 years. I have held concurrent positions as Assistant Professor and Head of the Geology Department at Azad University, Mahallat Branch (19 years), and as a Senior Geologist with Tamavan Consulting Engineers (12 years), and I have also worked with Global Resource Engineering for approximately nine years. I have worked on geological exploration, 3D modeling, and technical reporting for gold, silver, copper, and lithium deposits across the United States, Canada, and Latin America. This includes epithermal gold and silver deposits in Peru, gold deposits in Nevada and Utah, lithium deposits in Nevada, and mixed precious metals deposits elsewhere in the Western Hemisphere. I have also worked on similar epithermal systems in Nevada, Utah, and Arizona. My experience includes participation in numerous studies, including scoping, prefeasibility, and feasibility studies.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") for those sections of the Technical Report that I am responsible for preparing.

I have visited the Florida Canyon Mine on January 23-24, 2024, and April 27-28, 2026.

I am responsible for Sections 1.1, 1.2, 1.3, 1.5, 1.6, 1.7, 1.8.1, 1.22, 1.23.1, 2, 3, 6, 8.1, 9, 10.1, 11.1, 12.1, 12.3.3, 25.2, 25.3.1, 25.15.1, 25.15.2, 25.16, 26.2 and 27 of the Technical Report.

I am independent of the issuer applying the test set out in Section 1.5 of NI 43-101.

I have previously contributed to the "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA" dated 11 July, 2024.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: July 28, 2026

"Signed and stamped"

"Hamid Samari"

Hamid Samari, MMSA

Global Resource Engineering Ltd.

28 July 2026

Florida Canyon Gold Mine	NI 43-101 Technical Report

CERTIFICATE OF QUALIFIED PERSON

J. Larry Breckenridge, P.E.

Principal Environmental Engineer

Global Resource Engineering Ltd.

17301 W. Colfax Ave, Suite 400

Golden, CO 80401

I, J. Larry Breckenridge, P.E., am employed as a Principal Environmental Engineer at Global Resource Engineering Ltd., with an office at 17301 W. Colfax Ave, Suite 400, Golden, Colorado, 80401. This certificate applies to the technical report titled "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA" dated July 28, 2026 (with an effective date of May 31, 2026) (the "Technical Report").

I am a Professional Engineer, No. 38048 in Colorado, USA. I graduated from Dartmouth College and the Colorado School of Mines with a Bachelor of Arts degree in Engineering and a Master of Science degree in Environmental Science and Engineering, respectively. I have practiced my profession for twenty-seven years.  I have served as the qualified person for multiple projects in my subject area of mine water and geochemistry.

I have recently served as QP for similar studies for an open pit gold/copper mine in Ecuador, an open-pit gold mine in Nevada, and an underground gold mine in Sonora, Mexico.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") for those sections of the Technical Report that I am responsible for preparing.

I have visited the Florida Canyon Mine on May 8, 2026.

I am responsible for Sections 1.1, 1.2, 1.4, 1.17, 1.22, 2, 3, 4, 5, 12.3.4, 18.5.3, 20, 25.1, 25.10, 25.15.1, 25.15.2, 25.16 and 27 of the Technical Report.

I am independent of the issuer applying the test set out in Section 1.5 of NI 43-101.

I have previously contributed to the "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA" dated 11 July, 2024.

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Florida Canyon Gold Mine	NI 43-101 Technical Report

I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: July 28, 2026

"Signed and stamped"

"Larry Breckenridge"

Larry Breckenridge, P.E.

Global Resource Engineering Ltd.

28 July 2026

Florida Canyon Gold Mine	NI 43-101 Technical Report

CERTIFICATE OF QUALIFIED PERSON

I, David Swanton, P.Geo., am employed as a Principal Geologist with Equity Exploration Consultants Ltd. (Equity). Equity is a mining exploration and management and consulting company located at 1238-200 Granville Street, Vancouver, British Columbia V6C 1S4.

This certificate accompanies the "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA" prepared for Integra Resources ("Integra"), dated July 28, 2026, with an effective date of May 31, 2026 (the "Technical Report").

I hereby certify the following:

1) That I am a member in good standing of the Association of the Professional Geoscientists of Ontario (PGO) since 2017 (PGO Membership #2748). Prior to and concurrent with my membership with PGO I was a member in good standing with Geoscientists Nova Scotia (Membership #199) from 2013 until 2020 and with Professional Engineers and Geoscientists Newfoundland and Labrador (Membership #10891) from 2022-2023 and currently in 2026.

2) That since 2006, I have managed mineral exploration projects for gold, silver, copper, lithium, lead, zinc, nickel and rare earth elements in British Columbia, Yukon Territory, Nunavut, Ontario, Quebec, Newfoundland, Northwest Territories, Nevada and Alaska. As a result of my experience I am a Qualified Person as defined in NI43-101.

3) That I graduated from the Acadia University with a Master's Degree (Science) in geology in 2010, and have been active in the mineral exploration industry since 2006.

4) I have read the definition of "qualified person" in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and according to NI 43-101 I am a qualified person owing to my education, experience and registration with professional associations.

5) I completed a site inspection of the Florida Canyon Mine open pit from December 3 - 10, 2025 and an inspection of archived historical drill core for the Property from January 28 - February 4, 2026.

6) I am responsible for sections 7.1, 7.2, 7.3.1 and 12.3.6 of this Technical Report.

7) I am independent of Integra and all their respective subsidiaries as defined by Section 1.5 of NI 43-101 and have had no previous involvement with the Florida Canyon Mine.

8) As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed so as to make the Technical Report not misleading.

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9) I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Dated: July 28, 2026

Signed and Sealed: "David Swanton"

_____________________________________

David Swanton, MSc, PGeo

Equity Exploration Consultants Ltd.

28 July 2026

Florida Canyon Gold Mine	NI 43-101 Technical Report

CERTIFICATE OF QUALIFIED PERSON

Antoine Teixeira de Carvalho, M.Sc., P.Geo., OGQ

Principal Geologist

BT Africa Mining Services Ltd.

9th Floor, Standard Chartered Tower

19 Cybercity, Ebène 72201

Republic of Mauritius

I, Antoine Teixeira de Carvalho, M.Sc., P.Geo., OGQ, am employed as Principal Geologist by BT Africa Mining Services, located at 9th Floor, Standard Chartered Tower, 19 Cybercity, Ebène 72201, Republic of Mauritius.

This certificate applies to the technical report entitled "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA", dated July 28, 2026, with an effective date of May 31, 2026 (the "Technical Report").

I am a registered Professional Geologist (P.Geo.) with the Ordre des géologues du Québec (OGQ) with a membership number 02179 and hold a Master of Science degree in Economic Geology. I have practiced my profession for over fourteen years in mineral exploration, mine geology, geological modelling, mineral resource estimation, technical due diligence, and the preparation and review of mineral resource estimates and technical reports for numerous projects in South America, North America and Africa. My experience includes geological modelling, database validation, QA/QC evaluation, geostatistics, mineral resource estimation, resource classification, technical reporting, and compliance with NI 43-101.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") for the sections of the Technical Report that I am responsible for preparing.

I visited the Florida Canyon property on 5th to 21st November 2024 and 20th to 30th January 2025.

I am responsible for the preparation of Sections 1.1, 1.2, 1.8.2, 1.10.2, 1.11.2, 1.22, 2, 3, 7.3.2, 8.2, 10.2, 11.2, 12.2, 12.3.5, 14.3, 14.4.2, 14.5.2, 14.6.2, 25.3.2, 25.5.2, 25.16 and 27 of the Technical Report.

I am independent of the issuer applying the test set out in Section 1.5 of NI 43-101.

I have no prior involvement with the Florida Canyon Mine that is the subject of the Technical Report, other than the professional work undertaken in support of this Technical Report.

I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

28 July 2026

Florida Canyon Gold Mine	NI 43-101 Technical Report

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: July 28, 2026

"Signed and stamped"

"Antoine Teixeira de Carvalho"

Antoine Teixeira de Carvalho, M.Sc., P.Geo. (OGQ)

Principal Geologist

BT Africa Mining Services

28 July 2026

Florida Canyon Gold Mine	NI 43-101 Technical Report

CERTIFICATE OF QUALIFIED PERSON
MAXIME LAMOTHE

This certificate applies to the technical report entitled, "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA", dated July 28, 2026, with an effective date of May 31, 2026 (the "Technical Report").

I, Maxime Lamothe, P.Eng., do hereby certify that:

1) I am currently a Senior Engineer, Rock Mechanics for Alius Mine Consulting Inc., located at 985, rue du Mont-Saint-Denis, Quebec, Quebec, G1S 1B4.

2) I am a graduate of Université Laval (Bachelor of Engineering) in Mining Engineering.

3) I am a professional engineer in good standing with the Ordre des ingénieurs du Québec (OIQ no. 5040733) in Canada.

4) My relevant experience includes eleven years in various roles, including as a site geotechnical engineer and a consulting engineer. I have actively worked in the mining industry since 2015 and have experience in geotechnical studies for various commodities in Canada, the United States and Europe. Prior relevant experience involves supporting many active mines and participating in geotechnical studies for the following mines and projects:

  Mountain View and Wildcat Projects in Nevada, United States
  Perama Hill Project in Thrace, Greece
  Oko Gold Mines in Cuyani-Mazaruni, Guyana
  Mont-Wright Mine in Quebec, Canada

5) I have read the definition of "qualified person" set out in the National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a qualified person for the purposes of NI 43-101.

6) I have participated in the preparation of the Technical Report and am responsible for the supervision or creation of the following sections and sub-sections related of the Technical Report: 1.23.3, 12.3.7, 16.2.1 and 26.4.

7) I visited the Florida Canyon Gold Mine between June 4, 2025, and June 6, 2025; for a visit duration of 3 days.

8) I have no prior involvement with the Florida Canyon Mine that is the subject of the Technical Report, other than the professional work undertaken in support of this Technical Report.

9) As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections and sub-sections of the Technical Report listed in item 6 above contain all scientific and technical information that is required to be disclosed to make these sections and sub-sections of the Technical Report not misleading.

28 July 2026

Florida Canyon Gold Mine	NI 43-101 Technical Report

10) I have read NI 43-101 and believe that the sections and sub-sections of the Technical Report listed in item 6 above have been prepared in accordance with NI 43-101.

11) I have read and understand NI 43-101, and I am considered independent of the issuer as defined in section 1.5 of NI 43-101 Rules and Policies.

Dated this 28 day of July 2026.

_____________________________
Maxime Lamothe, P.Eng.

Senior Engineer, Rock Mechanics
Alius Mine Consulting

28 July 2026